12/7

06019631

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A.

*CURRENT ADDRESS Av. Venezuela, Torre El Samán Piso 10
El Rosal
Caracas, Venezuela

PROCESSED

FEB 09 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4695

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/7/07

Exemption Number 82-4695

EXHIBIT B

Information that since June 30, 2004, the Company has made public or filed with the BVC or the CNV (and which was made public by such entities) pursuant to the laws of Venezuela.

FONDO VALORES

Capital Autorizado: Bs. 90.557.813.960,00
Capital Suscrito: Bs. 42.266.030.640,00
Capital Pagado: Bs. 42.266.030.640,00

CONVOCATORIA

Se convoca a los señores accionistas de la empresa **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, para la Asamblea General Ordinaria de Accionistas que se celebrará el día doce (12) de Noviembre del año 2.004, a las 5:00 p.m., en el Piso 8, de la Torre El Samán, ubicada en la Avenida Venezuela, Urbanización El Rosal, Caracas, para tratar los siguientes Puntos del Orden del Día, a saber:

PRIMERO: INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE LA COMPAÑÍA.

SEGUNDO: CONSIDERAR Y RESOLVER ACERCA DE LA APROBACIÓN O MODIFICACIÓN DE LOS ESTADOS FINANCIEROS DE LA COMPAÑÍA CORRESPONDIENTES AL EJERCICIO ECONÓMICO COMPRENDIDO ENTRE EL 01 DE JULIO DE 2003 Y EL 30 DE JUNIO DE 2004, CON VISTA AL INFORME DE LOS COMISARIOS.

TERCERO: CONSIDERAR Y RESOLVER ACERCA DE LA DESIGNACION DE LOS REPRESENTANTES JUDICIALES DE LA EMPRESA.

CUARTO: CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS COMISARIOS DE LA COMPAÑÍA Y FIJAR SU REMUNERACIÓN.

QUINTO: CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS AUDITORES EXTERNOS DE LA COMPAÑÍA.

SEXTO: CONSIDERAR Y RESOLVER SOBRE LA DESIGNACIÓN DE LA NUEVA JUNTA DIRECTIVA DE LA EMPRESA PARA EL PRÓXIMO PERÍODO ESTATUTARIO.

Caracas, veintidos (22) de Octubre de 2.004

LUIS EMILIO VELUTINI URBINA
Presidente

NOTA: La información relacionada a los puntos a tratar en la presente Asamblea está a disposición de los señores accionistas en la sede de la compañía ubicada en la Avenida Venezuela, Torre El Samán, Piso 4, Urbanización El Rosal, Caracas.

RECEIVED

FONDO VALORES INMOBILIARIOS S.A.C.A.

Authorized Capital: Bs. 90.557.813.960,00
Subscribed Capital: Bs. 45.278.906.950,00
Paid Capital: Bs. 45.278.906.950,00

CALL

The stockholders of **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, are hereby called for the Annual General Stockholders Meeting to be held on Thursday September twenty-eighth (28th), 2002 at 4:00 p.m., on the 8th Floor of the El Samán Building, located at Venezuela Avenue, El Rosal, Caracas, to consider the following issues of the agenda follows:

FIRST: REPORT FROM THE BOARD OF DIRECTORS OF THE COMPANY.

SECOND: TO CONSIDER AND DECIDE ABOUT THE APPROVAL OR AMENDMENT OF THE FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR OF JULY 01, 2003 THROUGH JUNE 30, 2004, PREVIOUS REVIEW OF THE COMPTROLLERS REPORT

THIRD: TO CONSIDER AND DECIDE UPON THE APPOINTMENT OF THE JUDICIAL REPRESENTATIVES OF THE COMPANY.

FOURTH: TO CONSIDER AND DECIDE UPON THE APPOINTMENT OF THE COMPTROLLERS OF THE COMPANY AND TO SET THEIR REMUNERATION.

FIFTH: TO CONSIDER AND DECIDE UPON THE APPOINTMENT OF THE EXTERNAL AUDITORS OF THE COMPANY.

SIXTH: TO CONSIDER AND DECIDE UPON THE APPOINTMENT OF THE NEW MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE NEW STATUTORY TERM.

Caracas, October twenty-second (22nd), 2.004

LUIS EMILIO VELUTINI URBINA
President

Note: The information related to the issues above to be considered at the Meeting is available to the stockholders of the company at its offices located on Venezuela Avenue, El Saman Building, 4th floor, El Rosal Caracas

FONDO VALORES

Capital Autorizado: Bs. 90.557.813.960,00
Capital Suscrito: Bs. 42.266.030.640,00
Capital Pagado: Bs. 42.266.030.640,00

CONVOCATORIA

Se convoca a los señores accionistas de la empresa **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, para la Asamblea General Extraordinaria de Accionistas que se celebrará el día Viernes, doce (12) de Noviembre del año 2.004, a las 6:00 p.m., en el Piso 8, de la Torre El Samán, ubicada en la Avenida Venezuela, Urbanización El Rosal, Caracas, para tratar los siguientes Puntos del Orden del Día, a saber:

PRIMERO: Considerar y resolver sobre la modificación del procedimiento de designación de los miembros de la Junta Directiva, en cuanto al lapso de duración de su designación y la oportunidad de su nombramiento.

SEGUNDO: En caso de ser aprobado el punto anterior, considerar y resolver sobre la modificación de la Cláusula Décima Quinta de los estatutos sociales de la empresa.

TERCERO: Considerar y resolver sobre la necesaria reducción del capital social de la empresa, en conformidad con el plan de recompra aprobado en la Asamblea General Extraordinaria de Accionistas de fecha siete (07) de Octubre de 2003, y de acuerdo a lo indicado en los artículos 55 y 56 de la Ley de Mercado de Capitales.

CUARTO: En caso de ser aprobado el punto anterior, considerar y resolver acerca de la modificación de las cláusulas Quinta y Vigésima Novena de los Estatutos Sociales de la compañía, en virtud de la reducción de capital social realizada.

QUINTO: Considerar y resolver acerca de la conveniencia de emitir cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de **SETENTA Y CINCO MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CERO CENTIMOS (US$ 75.000.000,00)**, o su equivalente en Bolívares, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.

SEXTO: Considerar y resolver acerca de la designación del representante común provisional de los obligacionistas y fijar su remuneración.

SEPTIMO: Considerar y resolver sobre la conveniencia de facultar a la Junta Directiva para que este suficientemente autorizada para adquirir acciones de la compañía hasta por un monto equivalente al QUINCE POR CIENTO (15%), según lo previsto en la Ley de Mercado de Capitales.

Caracas, veintidos (22) de Octubre de 2.004

LUIS EMILIO VELUTINI URBINA
Presidente

CRONOS

FONDO VALORES
INMOBILIARIOS S.A.C.A.

Authorized Capital: Bs. 90.557.813.960,00
Subscribed Capital: Bs. 42.266.030.640,00
Paid Capital: Bs. 42.266.030.640,00

CALL

The stockholders of **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, are hereby called for an Extraordinary General Stockholders Meeting to be held on Friday November twelfth (12th), 2004 at 6:00 p.m., on the 8th Floor of the El Samán Building, located at Venezuela Avenue, El Rosal, Caracas, to consider the following issues of the agenda follows:

FIRST: To consider and decide about the amendment of the procedure to appoint the members of the Board of Directors, regarding the time and duration of such appointment

SECOND: If the above item is approved, to consider and decide about the amendment of the Fifteenth Clause of the By-Laws of the company.

THIRD: To consider and decide about the need to reduce of the capital of the company, as per repurchase plan approved by the General Extraordinary Stockholders Meeting held on October seventh (07th), 2003, and in compliance with the provisions of articles 55 and 56 of the capital market law.

FOURTH: If the above is approved, to consider and decide regarding the amendment to the Fifth and Twenty Ninth clauses of the By-Laws of the company, as a consequence of the reduction of capital.

FIFTH: To consider and decide upon the issuance of any type of obligations or securities, convertible ones, bonds, commercial papers, derivatives or certificates of participation for up to an amount of **SEVENTY FIVE MILLION AMERICAN DOLLARS (US$ 75.000.000,00)**, or its equivalent in Bolivars, under the terms and conditions as the Board of Directors of the company may approve, in compliance with the Capital Market Law.

SIXTH: To consider and decide upon the appointment of a temporary common representative of the obligation or bondholders and to set its remuneration.

SEVENTH: To consider and decide upon the need to empower the Board of Directors of the company to be sufficiently authorized to acquire shares of the company for up to an amount equal to FIFTEEN PERCENT (15%), as provided by the Capital Market Law.

Caracas, October twenty-second (22nd), 2.004

LUIS EMILIO VELUTINI URBINA
President

FONDO VALORES
INMOBILIARIOS S.A.C.A

Capital Autorizado: Bs. 90.557.813.960,00
Capital Suscrito: Bs. 39.720.104.390,00
Capital Pagado: Bs. 39.720.104.390,00

CONVOCATORIA

Se convoca a los señores accionistas de la empresa F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A., para la Asamblea General Ordinaria de Accionistas que se celebrará el día once (11) de Noviembre del año 2.005, a las 5:00 p.m., en el Piso 8, de la Torre El Samán, ubicada en la Avenida Venezuela, Urbanización El Rosal, Caracas, para tratar los siguientes puntos del Orden del Día, a saber:

PRIMERO: INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE LA COMPAÑÍA.
SEGUNDO: CONSIDERAR Y RESOLVER ACERCA DE LA APROBACIÓN O MODIFICACIÓN DE LOS ESTADOS FINANCIEROS DE LA COMPAÑÍA CORRESPONDIENTES AL EJERCICIO ECONÓMICO COMPRENDIDO ENTRE EL 01 DE JULIO DE 2004 Y EL 30 DE JUNIO DE 2005, CON VISTA AL INFORME DE LOS COMISARIOS.
TERCERO: EN CASO DE SER APROBADOS LOS ESTADOS FINANCIEROS DE LA COMPAÑÍA, DE ACUERDO AL PUNTO ANTERIOR, CONSIDERAR Y RESOLVER SOBRE EL DIVIDENDO A SER REPARTIDO ENTRE LOS ACCIONISTAS.
CUARTO: CONSIDERAR Y RESOLVER ACERCA DE LA DESIGNACION DE LOS REPRESENTANTES JUDICIALES DE LA EMPRESA.
QUINTO: CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS COMISARIOS Y FIJAR SU REMUNERACION.
SEXTO: CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS AUDITORES EXTERNOS DE LA COMPAÑÍA.

Caracas, veintidós (22) de Octubre 2005

LUIS EMILIO VELUTINI URBINA
Presidente

NOTA: Los Estados Financieros Auditados y el Informe de los Comisarios, estarán a la disposición de los señores accionistas a partir de la presente fecha, en la sede de la compañía ubicada en la Avenida Venezuela, Edificio El Samán, Piso 4, Urbanización El Rosal, Caracas."

FONDO VALORES
INMOBILIARIOS S.A.C.A.

Authorized Capital: Bs. 90,557,813,960.00
Subscribed Capital: Bs. 39,720,104,390.00
Paid-in Capital: Bs. 39,720,104,390.00

NOTICE OF MEETING

The Shareholders of **F.V.I. Fondo de Valores Inmobiliarios S.A.C.A.,** are convoked for the Ordinary General Shareholders Meeting to be held on November 11, 2005 at 5:00 p.m., in the 8th, Floor, Torre El Saman, located in Avenida Venezuela, Urbanización El Rosal, Caracas, to consider and resolve about the following points of the Order of the Day:

FIRST: REPORT PRESENTED BY THE BOARD OF DIRECTORS OF THE COMPANY.

SECOND: TO CONSIDER AND RESOLVE ABOUT THE APPROVAL OR MODIFICATION OF THE FINANCIAL STATEMENTS OF THE COMPANY CORRESPONDING TO THE FISCAL YEAR BETWEEN JULY 01, 2004 AND JUNE 30, 2005, BASED ON THE EXAMINER'S REPORT.

THIRD: IN CASE THAT THE FINANCIAL STATEMENTS OF THE COMPANY WERE APPROVED, IN ACCORDANCE WITH THE FOREGOING POINT, TO CONSIDER AND RESOLVE ON THE DIVIDEND TO BE DISTRIBUTED AMONG THE SHAREHOLDERS.

FOURTH: TO CONSIDER AND RESOLVE ABOUT THE APPOINTMENT OF THE LEGAL REPRESENTATIVES OF THE COMPANY.

FIFTH: TO CONSIDER AND RESOLVE ABOUT THE APPOINTMENT OF THE EXAMINERS OF THE COMPANY AND TO ESTABLISH THEIR REMUNERATION.

SIXTH: TO CONSIDER AND RESOLVE ABOUT THE APPOINTMENT OF THE EXTERNAL AUDITORS OF THE COMPANY.

Caracas, October 22, 2005

LUIS EMILIO VELUTINI URBINA
PRESIDENT

NOTE: The audited Financial Statements and the Examiner´s Report, will be at the disposition of the shareholders from the present date in the headquarters of the company, located in Avenida Venezuela, Torre El Saman, Floor 4, Urbanización El Rosal, Caracas.

FONDO VALORES

INMOBILIARIOS S.A.C.A.

Capital Autorizado: Bs. 90.557.813.960,00
Capital Suscrito: Bs. 39.720.104.390,00
Capital Pagado: Bs. 39.720.104.390,00

CONVOCATORIA

Se convoca a los señores accionistas de la empresa F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A., para la Asamblea General Extraordinaria de Accionistas que se celebrará el día Viernes, once (11) de Noviembre del año 2.005, a las 6:00 p.m., en el Piso 8, de la Torre El Samán, ubicada en la Avenida Venezuela, Urbanización El Rosal, Caracas, para tratar los siguientes Puntos del Orden del Día, a saber:

PRIMERO: Considerar y resolver sobre el cambio del cierre del ejercicio económico de la Empresa para el mes de Septiembre de cada año.

SEGUNDO: En caso de ser aprobado el punto anterior, considerar y resolver acerca de la modificación de la cláusula Vigésima Cuarta de los Estatutos Sociales de la compañía, en virtud del cambio del cierre del ejercicio económico de la empresa.

TERCERO: Considerar y resolver sobre la necesaria reducción del capital social de la empresa, en conformidad con el plan de recompra aprobado en la Asamblea General Extraordinaria de Accionistas de fecha siete (07) de Octubre de 2003, y de acuerdo a lo indicado en los artículos 55 y 56 de la Ley de Mercado de Capitales.

CUARTO: En caso de ser aprobado el punto anterior, considerar y resolver acerca de la modificación de las cláusulas Quinta y Vigésima Novena de los Estatutos Sociales de la compañía, en virtud de la reducción de capital social realizada.

QUINTO: Considerar y resolver acerca de la conveniencia de emitir cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de DOSCIENTOS MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 200.000.000.000,00), o su equivalente en dólares de los Estados Unidos de Norteamérica, si la emisión se hiciera en euromercado, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.

SEXTO: Considerar y resolver acerca de la designación de los representantes comunes provisionales de los obligacionistas y fijar su remuneración.

SEPTIMO: Considerar y resolver sobre la conveniencia de facultar a la Junta Directiva para que este suficientemente autorizada para adquirir acciones de la compañía hasta por un monto equivalente al QUINCE POR CIENTO (15%), según lo previsto en la Ley de Mercado de Capitales.

Caracas, veintidós (22) de Octubre de 2005.

LUIS EMILIO VELUTINI URBINA
Presidente

FONDO VALORES
INMOBILIARIOS S.A.C.A.

Authorized Capital: Bs. 90,557,813,960.00
Subscribed Capital: Bs. 39,720,104,390.00
Paid-in Capital: Bs. 39,720,104,390.00

NOTICE OF MEETING

The Shareholders of **F.V.I. Fondo de Valores Inmobiliarios S.A.C.A.,** are convoked for the Special General Shareholders Meeting to be held on November 11, 2005 at 6:00 p.m., in the 8th. Floor, Torre El Saman, located in Avenida Venezuela, Urbanizaci6n El Rosal, Caracas, to consider and resolve about the following points of the Order of the Day:

FIRST: TO CONSIDER AND RESOLVE ABOUT THE CHANGE REGARDING THE CLOSING OF THE FISCAL YEAR OF THE COMPANY, TO THE MONTH OF SEPTEMBER OF EVERY YEAR.

SECOND: IN CASE THAT THE FOREGOING POINT IS APPROVED, TO CONSIDER AND RESOLVE ABOUT THE MODIFICATION OF CLAUSE TWENTY-FOURTH OF THE BY-LAWS OF THE COMPANY, DUE TO THE CHANGE OF THE CLOSING OF THE FISCAL YEAR OF THE COMPANY.

THIRD: TO CONSIDER AND RESOLVE ABOUT THE NECESSARY REDUCTION OF THE CORPORATE CAPITAL OF THE COMPANY, IN ACCORDANCE TO THE REPURCHASE PLAN APPROVED BY THE SPECIAL GENERAL SHAREHOLDERS MEETING HELD ON NOVEMBER 12, 2004, AND IN ACCORDANCE WITH WHAT IS INDICATED IN ARTICLES 55 AND 56 OF THE CAPITAL MARKET LAW.

FOURTH: IN CASE THAT THE FOREGOING POINT IS APPROVED, TO CONSIDER AND RESOLVE ABOUT THE MODIFICATION OF CLAUSES FIFTH AND TWENTY-NINTH OF THE BY-LAWS OF THE COMPANY, DUE TO THE CAPITAL REDUCTION.

FIFTH: TO CONSIDER AND RESOLVE ABOUT THE CONVENIENCE OF THE ISSUANCE OF ANY TYPE OF OBLIGATIONS, CONVERTIBLE OBLIGATIONS, BONDS, COMMERCIAL PAPERS, DERIVATIVES O PARTICIPATION TITLES UP TO THE AMOUNT OF TWO HUNDRED THOUSAND MILLION BOLIVAR'S (BS. 200,000,000,000.00), OR ITS EQUIVALENT IN DOLLARS OF THE UNITED STATES OF AMERICA, IF THE EMISSION IS MADE IN THE EURO MARKET, IN THE TERMS AND CONDITIONS APPROVED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND IN ACCORDANCE WITH WHAT IS ESTABLISHED IN THE CAPITAL MARKET LAW.

SIXTH: TO CONSIDER AND RESOLVE ABOUT THE APPOINTMENT OF THE COMMON PROVISIONAL REPRESENTATIVE OF THE BOND HOLDERS AND TO ESTABLISH HIS REMUNERATION.

SEVENTH: TO CONSIDER AND RESOLVE ABOUT THE CONVENIENCE OF ENABLING THE BOARD OF DIRECTORS TO BE SUFFICIENTLY AUTHORIZED TO ACQUIRE COMPANY SHARES UP TO AN AMOUNT EQUIVALENT TO FIFTEEN PER CENT (15%), OF THE CORPORATE CAPITAL, ACCORDING TO WHAT IS FORESEEN IN THE CAPITAL MARKET LAW.

Caracas, October 22, 2005

LUIS EMILIO VELUTINI URBINA
PRESIDENT

Capital Suscrito y pagado Bs. 39.720.104.390,00

AVISO

Se notifica a los Señores Accionistas del **F.V.I Fondo de Valores Inmobiliarios S.A.C.A.**, que la Junta Directiva en su sesión de fecha 20 de junio de 2005 y actuando por delegación de la Asamblea de Accionistas de fecha 07 de octubre de 2003, acordó el pago de un dividendo por la cantidad de **CINCO MIL SEISCIENTOS TREINTA Y CINCO MILLONES OCHOCIENTOS CUARENTA Y UN MIL SETECIENTOS VEINTINUEVE BOLÍVARES CON 00/100 (Bs. 5.635.841.729,00)**

De conformidad con la resolución de la Comisión Nacional de Valores N° 110-2004 contentiva de las Normas relativas a la información sobre pago de dividendos que deban suministrar las empresas que hacen oferta pública de sus acciones" se informa:

1.- Fecha límite de transacción con beneficios: Tendrán derecho a recibir este beneficio en los términos establecidos en la citada Asamblea de Accionistas, los accionistas inscritos en el Libro de Accionistas del F.V.I Fondo de Valores Inmobiliarios S.A.C.A., al quinto día hábil bursátil siguiente a la publicación del presente aviso, es decir al 30 de junio de 2005.

2.- Fecha efectiva de registro del beneficio: Será al cuarto día hábil bursátil siguiente a la fecha límite de transacción con beneficio, es decir el 7 de julio de 2005 fecha a partir de la cual el Agente de Traspaso, Banco Venezolano de Crédito, S.A.C.A., y The Bank of New York, harán las gestiones correspondientes..

Caracas, 21 de junio de 2005.

Por el F.V.I Fondo de Valores Inmobiliarios, S.A.C.A.

Horacio Velutini Sosa

Director

Authorized Capital	**Bs. 84.532.061.280,00**
Subscribed and Paid Capital	**Bs. 39.720.104.390,00**

NOTICE

The Stockholders of **F.V.I Fondo de Valores Inmobiliarios S.A.C.A.**, are hereby notified that the Board of Directors of at its Meeting of June 20, 2005, acting by delegation of the Stockholders Meeting of October 07, 2003, agreed to pay a dividend for the amount of **FIVE THOUSAND SIX HUNDRED THIRTY FIVE MILLION EIGHT HUNDRED FORTY ONE THOUSAND SEVEN HUNDRED TWENTY NINE BOLIVARS (Bs. 5.635.841.729,00).**

According to Resolution of the National Securities Commission No. 110-2004, which contains the "Rules relating to the information on payment of dividends to be provided by publicly traded companies", it is hereby notified:

1. - Deadline for the beneficial transaction: The stockholders registered in the stockholders book of F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A., shall be entitled to receive such benefit in the terms and conditions as provided in the aforementioned Stockholders Meeting on the fifth stock market work day following the publication of this notice, that in June 30, 2005.

2. - Effective registry date of the benefit: On the fourth stock market work day following the beneficial transaction deadline, that is July 07, 2005, as of which date the Transfer Agent, Banco Venezolano de Credito, S.A.C.A., and the Bank of New York shall perform the necessary action.

Caracas, June 21, 2005.

For F.V.I Fondo de Valores Inmobiliarios, S.A.C.A.

Horacio Velutini Sosa
Director

FONDO VALORES
INMOBILIARIOS S.A.C.A

Capital autorizado: Bs. 84.532.061.280,00
Capital Suscrito y pagado: Bs. 39.189.298.700,00

AVISO

Se notifica a los Señores Accionistas del **F.V.I Fondo de Valores Inmobiliarios S.A.C.A.**, que la Junta Directiva en su sesión de fecha 23 de marzo de 2006 y actuando por delegación de la Asamblea de Accionistas de fecha 11 de noviembre de 2005, acordó el pago de un dividendo en efectivo por la cantidad de **CINCO MIL TRESCIENTOS SETENTA Y CUATRO MILLONES SETECIENTOS TREINTA Y DOS MIL SEISCIENTOS DIECIOCHO BOLIVARES CON CERO CENTIMOS (Bs. 5.374.732.618,00).**

De conformidad con la resolución de la Comisión Nacional de Valores N° 110-2004 contentiva de las Normas relativas a la información sobre pago de dividendos que deban suministrar las empresas que hacen oferta pública de sus acciones se informa:

1.- Fecha límite de transacción con beneficios: Tendrán derecho a recibir este beneficio en los términos establecidos en la citada Asamblea de Accionistas, los accionistas inscritos en el Libro de Accionistas del F.V.I. Fondo de Valores Inmobiliarios S.A.C.A., el día 31 de marzo de 2006.

2.- Fecha efectiva de registro del beneficio: El día 06 de abril de 2006 fecha a partir de la cual el Agente de Traspaso, Banco Venezolano de Crédito, S.A.C.A., hará las gestiones correspondientes.

Caracas, 24 de marzo de 2006.

Por el F.V.I Fondo de Valores Inmobiliarios, S.A.C.A.

Horacio Velutini Sosa
Director Ejecutivo

FONDO VALORES
INMOBILIARIOS S.A.C.A.

Authorized Capital: Bs. 84.532.061.280,00
Subscribed and Paid Capital: Bs. 39.189.298.700,00

NOTICE

The stockholders of **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, are hereby notified that at the Meeting of the Board of Directors held on March 23, 2006, and acting by delegation of the Stockholders Meeting of November 11, 2005, it was agreed to pay a cash dividend for the amount of **FIVE THOUSAND THREE HUNDRED SEVENTY FOUR MILLION SEVEN HUNDRED THIRTY TWO THOUSAND SIX HUNDRED EIGHTEEN BOLIVARS (Bs. 5.374.732.618,00).**

According to Resolution of the National Securities Commission No. 110-2004, which contains the Rules relating to the information on payment of dividends to be provided by publicly traded companies, it is hereby notified:

1.- Deadline for the beneficial transaction: The stockholders registered in the stockholders book of F.V.I. Fondo de Valoers Inmobiliaris, S.A.C.A. by March 31, 2006, shall be entitled to receive such benefit in the terms and conditions as provided in the aforementioned Stockholders Meeting.

2.- Effective registry date of the benefit: April 06, 2006, on which date the Transfer Agent, Banco Venezolano de Credito, S.A.C.A., shall perform the necessary action.

Caracas, March 24, 2006.

FOR F.V.I. FONDO DE VAORES INMOBILIARIOS, S.A.C.A.

Horacio Velutini Sosa

Executive Director

Lola M. Osorio Serpa
ABOGADO
Inpreabogado No. 40.197

DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA
Recibido el: 06 ENE 2005

CIUDADANO

REGISTRADOR MERCANTIL SEGUNDO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO FEDERAL Y ESTADO MIRANDA.

SU DESPACHO.- **EXPEDIENTE Nº 375376**

Folios 10 x2
Caras 17
Anexos 37
Monto Reg. 369.870

Yo, **JUAN ANDRES WALLIS**, venezolano, mayor de edad, domiciliado en la ciudad de Caracas y titular de la Cédula de Identidad Nº 6.815.777, procediendo en mi carácter de Secretario de la Asamblea General Ordinaria de Accionistas de la empresa **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, sociedad de este domicilio, inscrita en el Registro Mercantil a su digno cargo en fecha 12 de marzo de 1992, bajo el Nº 77, Tomo 102-A Sgdo., ante usted con el debido respeto ocurro y expongo:

Consta de copia certificada que acompaño para ser agregada al expediente abierto a nombre de mi representada en esa Oficina de Registro a su digno cargo, que en la Asamblea General Ordinaria de Accionistas de **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, celebrada el día doce (12) de Noviembre de 2.004, a las 5:00 p.m., se acordó lo siguiente:

PRIMERO: INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE LA COMPAÑIA.

SEGUNDO: CONSIDERAR Y RESOLVER ACERCA DE LA APROBACIÓN O MODIFICACIÓN DE LOS ESTADOS FINANCIEROS DE LA COMPAÑIA CORRESPONDIENTES AL EJERCICIO ECONÓMICO COMPRENDIDO ENTRE EL 01 DE JULIO DE 2003 Y EL 30 DE JUNIO DE 2004, CON VISTA AL INFORME DE LOS COMISARIOS.

TERCERO: CONSIDERAR Y RESOLVER ACERCA DE LA DESIGNACION DE LOS REPRESENTANTES JUDICIALES DE LA EMPRESA.

CUARTO: CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS COMISARIOS DE LA COMPAÑÍA Y FIJAR SU REMUNERACIÓN.

QUINTO: CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS AUDITORES EXTERNOS DE LA COMPAÑÍA.

REVISADO F.V.I. Fondo de Valores Inmobiliarios CONSULTORIA JURÍDICA

REGISTRO MERCANTIL II
☐ SOLV. IMP.
☐ C. B.
☐ CARTA B.
☐ INV.
☐ SIEX
☐ BALANCE

REGISTRO MERCANTIL II CANCELADO

SEXTO: CONSIDERAR Y RESOLVER SOBRE LA DESIGNACIÓN DE LA NUEVA JUNTA DIRECTIVA DE LA EMPRESA PARA EL PRÓXIMO PERÍODO ESTATUTARIO.

Hago a usted esta participación a los fines de su registro, fijación y publicación y ruego se sirva ordenar me expidan dos (2) copias certificadas de la misma. Caracas, en la fecha de su otorgamiento.

JUAN ANDRES WALLIS

PROHIBICIONES Y MEDIDAS CAUTELARES
REVISADO POR: Guillen
FECHA: 08.01.05

No afecta

305719

REPUBLICA BOLIVARIANA DE VENEZUELA

NOTARIA PÚBLICA CUARTA DEL MUNICIPIO CHACAO. ESTADO MIRANDA. ABOGADO TITULAR. DRA. MARIA TERESA MARTINEZ El Rosal, Seis (6) de DICIEMBRE del Años Dos Mil Cuatro (2004) 194° y 145°. El anterior documento redactado por el Abogado: LOLA OSORIO SERPA. Inscrito en el Inpreabogado bajo el N°: 40.197, fue presentado para su Autenticación y Devolución Planilla N° 9849, de fecha:30/11/004. Presentes sus otorgantes dijeron llamarse: JUAN ANDRES WALLIS; domiciliado (s) en: CARACAS, de nacionalidad: VENEZOLANA; de estado (s) civil: CASADO; portador de la Cédula de Identidad Nros: V-6.815.777. Leído (les) el documento y confrontado el original con sus fotocopias, firmada en éstas y en el presente original, en presencia de la Notario, los otorgantes expusieron: "SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO ". La Notario en tal virtud da FE PUBLICA a solicitud de parte interesada del acto o negocio jurídico otorgado en su presencia y de las copias firmadas en original que firmarán el Tomo Principal y Tomo Duplicado, quedando inserto bajo el Nro. 53, Tomo 129, del Libro de Autenticaciones llevados en esta Notaría (Antes denominado Notaría Pública Octava del Municipio Chacao), actuaron como testigos Instrumentales: PILAR PLATA Y NELLY GONZALEZ, titulares de las Cédulas de Identidad Nros:V-10.815.412 Y V-6.352.040. La Notario hace constar que en cumplimiento del Art. 78 de la Ley de Registro Público y del Notariado identificó a las partes y les informó del contenido, naturaleza, trascendencias y consecuencias legales de los actos o negocios jurídicos otorgados en su presencia, así como de las renuncias, reservas, gravámenes y cualquier otro elemento que afecten los bienes o derechos referidos....." y lo declara legalmente Autenticado. Igualmente hace constar que tuvo a la vista: A) Documento Constitutivo Estatutario de la empresa mercantil, F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A. inscrita ante el Registro Mercantil II de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda de fecha: 12/03/92, bajo el Nro. 77, Tomo 102-A Pro. Para este acto la Notario se trasladó y constituyó en: TORRE EL SAMAN, hoy a petición de parte interesada, se autorizó para este acto a la funcionario Pilar Plata.-

EL NOTARIO PUBLICO.- EL OTORGANTE

María Teresa Martínez V.
Notario Público Cuarto del Municipio Chacao

LOS TESTIGOS

MINISTERIO DEL INTERIOR Y JUSTICIA

REGISTRO MERCANTIL SEGUNDO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, *Once* ...... *(11)* ..de *Enero* .. de mil novecientos (2.005) *194 y 145*. Por presentado el anterior documento por su PRESENTANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por Dr. LOLA OSORIO, se inscribe en el Registro de Comercio bajo el N° 14, TOMO 3 A- SDO. Derechos Pagados Bs [illegible] Planilla RM N°100138, Banco N°040243123 Por Bs.:46930.00. La identificación se efectuó así: GUSTAVO EMILIO GARCIA., C.I: *86.495*

La Registradora Mercantil Segunda

Fdo. Dra. Carmen Aurora Marcano Marín

ESTA PAGINA PERTENECE A:

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A

DIV/ 48/MP

Lola M. Osorio Serpa
ABOGADO
Inpreabogado No. 40.197

Yo, **JUAN ANDRES WALLIS**, venezolano, mayor de edad, domiciliado en la ciudad de Caracas y titular de la Cédula de Identidad No. 6.815.777, actuando en mi carácter de Secretario de la Asamblea General Ordinaria de Accionistas de la compañía **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, sociedad de este domicilio, debidamente inscrita por ante el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha doce (12) de marzo de 1992, bajo el No. 77, Tomo 102-A Sgdo., certifico: Que ésta es el Acta de la Asamblea General Ordinaria de Accionistas de la empresa celebrada el doce (12) de Noviembre de 2.004, del tenor siguiente:

FONDO VALORES
INMOBILIARIOS S.A.C.A.

ACTA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS
F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.
CELEBRADA EN FECHA DOCE (12) DE NOVIEMBRE DE 2.004

En la ciudad de Caracas, siendo las 5:00 p.m. del día martes, doce (12) de Noviembre de 2.004, se reunieron en las oficinas de la empresa ubicadas en la Avenida Venezuela, Edificio El Samán, Piso 8, Urbanización El Rosal, Caracas, para la celebración de la Asamblea General Ordinaria de Accionistas del **F.V.I FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, los señores: **LUIS EMILIO VELUTINI URBINA**, venezolano, mayor de edad, de este domicilio y titular de la cédula de identidad No. 3.657.375, actuando en su carácter de Presidente de la compañía; **HORACIO VELUTINI SOSA**, en su carácter de Director Principal de la empresa; y el Sr. **LUIS CARLOS SERRA CARMONA**, en su carácter de Director Suplente de la misma. De igual manera, se encontraban presentes las siguientes personas: 1) **ILSE BARRIOS**, en representación de **THE BANK OF NEW YORK**, titular de **TRES MIL NUEVE**

3

REVISADO
F.V.I.
Fondo de Valores
Inmobiliarios
CONSULTORÍA JURÍDICA

MILLONES NOVENTA Y CUATRO MIL CUATROCIENTAS VEINTIDOS (3.009.094.422) Acciones Clase "B"; 2) **JOSE ALBERTO FEBRES**, titular de **ONCE MIL TRESCIENTAS TREINTA Y TRES (11.333)** Acciones Clase "B" en representación de **CORPORACION INFISA, C.A.** titular de **CATORCE MIL SEISCIENTAS UNA (14.601)** Acciones Clase "B"; 3) **GUSTAVO E. GARCIA** en representación de: a) **ASESORIA FINANCIERA VELUTINI & ASOCIADOS, C.A.**, titular de **UN MILLON OCHENTA MIL OCHOCIENTAS OCHENTA Y DOS (1.080.882)** Acciones Clase "A", b) **ASESORIA FINANCIERA VELUTINI & ASOCIADOS**, titular de **SETECIENTAS NOVENTA MIL CIENTO CUARENTA Y CINCO (790.145)** Acciones Clase "B", c) **BBO CASA DE BOLSA, C.A.**, titular de **UN MILLON TRESCIENTAS SETENTA Y TRES MIL NOVECIENTAS CINCUENTA Y CUATRO (1.373.954)** Acciones Clase "B", d) **BENCORP CASA DE BOLSA, C.A.**, titular de **CINCO MILLONES QUINIENTAS OCHENTA Y TRES MIL SETECIENTAS CINCUENTA Y CUATRO (5.583.754)** Acciones Clase "B", e) **EIP/LOP HOLDING LTD**, titular de **CIENTO ONCE MILLONES OCHOCIENTAS CUARENTA Y CUATRO MIL OCHOCIENTAS CUARENTA Y NUEVE (111.844.849)** Acciones Clase "B", f) **INVERSIONES MELINVEST, C.A.**, titular de **CUATRO MIL SEISCIENTAS SETENTA Y CUATRO (4.674)** Acciones Clase "B"; g) **INVERSIONES MELINVEST, C.A.**, titular de **CUATRO MILLONES OCHOCIENTAS NOVENTA Y UN MIL TRESCIENTAS CUARENTA Y CUATRO (4.891.344)** Acciones Clase "B", h) **INVERSIONES VELUTINI & ASOCIADOS**, titular de **SIETE MILLONES QUINIENTAS NOVENTA Y OCHO MIL SETECIENTAS (7.598.700)**, Acciones Clase "B", i) **CARMEN MORAIMA MENA RODRIGUEZ**, titular de **CINCUENTA Y UN MIL CUATROCIENTAS SETENTA (51.470)** Acciones Clase "B", j) **LOLA MERCEDES OSORIO SERPA**, titular de **CIENTO CUARENTA Y NUEVE MIL QUINIENTAS SESENTA Y NUEVE (149.569)** Acciones Clase "B", k) **MANUEL ANTONIO PUYANA SANTANDER**, titular de **UN MILLON DOSCIENTAS CINCUENTA MIL SETECIENTAS TREINTA Y CINCO (1.250.735)** Acciones Clase "B", l) **CELMIRA MERCEDES WONG BAILLE**, titular de **CIENTO TREINTA Y CUATRO MIL DOSCIENTAS OCHENTA Y SEIS (134.286)** Acciones Clase "B"; 4) **JAVIER GARRIDO**, en representación de: a) **ACTIVALORES SOCIEDAD DE CORRETAJE**, titular de

CUATRO MILLONES QUINIENTAS SETENTA Y NUEVE MIL CUATROCIENTAS TREINTA Y TRES (4.579.433) Acciones Clase "B", b) INTERVALORES, C.A., titular de NOVECIENTAS VEINTE MIL DOSCIENTAS NOVENTA Y SEIS (920.296) Acciones Clase "B", c) INVERSIONES CRESSIDA, C.A., titular de UN MILLON CUATROCIENTAS TREINTA Y CUATRO MIL SEISCIENTAS TREINTA Y NUEVE (1.434.639) Acciones Clase "B", d) INVERSIONES STARNIKE, C.A., titular de NOVECIENTAS SIETE MIL QUINIENTAS NOVENTA Y SIETE (907.597) Acciones Clase "B"; e) MULTIPLICAS CASA DE BOLSA, C.A., titular de UN MILLON SETECIENTAS SETENTA Y OCHO MIL OCHOCIENTAS CINCUENTA (1.778.850) Acciones Clase "B", f) MULTIPLICAS CASA DE BOLSA, C.A., titular de VEINTICINCO (25) Acciones Clase "B", g) PORTAFOLIO DE INVERSIONES PETROLERA DIVE, titular de CUATRO MILLONES DOSCIENTAS TREINTA Y CUATRO MIL DOSCIENTAS OCHENTA Y UNA (4.234.281) Acciones Clase "B", h) VENEZUELA INVEST. LTD, titular de CUATROCIENTAS CINCUENTA Y SIETE MILLONES TRESCIENTAS DIEZ MIL CUARENTA Y DOS (457.310.042) Acciones Clase "A", 5) FILIBERTO HIDALGO, en representación de: a) ELIGIO CEDEÑO, titular de DOCE MIL (12.000) Acciones Clase "B", b) ELIGIO CEDEÑO, titular de CINCUENTA MIL (50.000) Acciones Clase "B", c) BANCO CANARIAS DE VENEZUELA BANCO U., titular de TREINTA Y NUEVE MILLONES SETECIENTAS OCHENTA Y CINCO MIL DOSCIENTAS SESENTA Y CINCO (39.785.265) Acciones Clase "B"; y d) BANCO CANARIAS DE VENEZUELA, C.A., titular de VEINTICUATRO (24) Acciones Clase "B"; 6) MANUEL IBAÑEZ, en representación de a) INVERSORA FERIBASAN, C.A., titular de CUATROCIENTAS CUATRO MIL QUINIENTAS CINCUENTA Y OCHO (404.558) Acciones Clase "B", b) REPRESENTACIONES REAL TESORO, C.A., titular de DOCE MIL CUATROCIENTAS OCHENTA Y NUEVE (12.489) Acciones Clase "B"; 7) FRANCO MASCIOLI G., en representación de: a) BANCO FEDERAL, C.A., titular de OCHENTA Y UN MILLONES

REVISADO
F.V.I.
Fondo de Valores Inmobiliarios
CONSULTORIA JURIDICA

DOSCIENTAS VEINTE MIL SEISCIENTAS CINCUENTA (81.220.650), Acciones Clase "B", b) **FEDERAL BANCO DE INVERSIONES FEDERAL**, titular de **QUINCE MILLONES DOSCIENTAS SETENTA MIL (15.270.000)** Acciones Clase "B", c) **MASHUD ALBERTO MEZERHANE BLASINI**, titular de **DOS MILLONES DOSCIENTAS VEINTISEIS MIL CIEN (2.226.100)** Acciones Clase "B"; 8) **CLAUDIO NATALE**, en representación de **BANCO DE INVERSION BANCARACAS, C.A.**, titular de **ONCE MILLONES CIENTO SETENTA Y NUEVE MIL CUATROCIENTAS ONCE (11.179.411)** Acciones Clase "A"; 9) **RAMON RIVAS**, en representación de: a) **BBO ACCIONES F.M.I. CAP. ABIERTO, S.A.**, titular de **UNA (1)** Acción Clase "B"; b) **BEAR STEARNS SECURITIES CORP**, titular de **UN MIL CUATROCIENTAS QUINCE (1.415)** Acciones Clase "B"; c) **BOLIVAR FONDO MUTUAL DE VENEZUELA**, titular de **UN MILLON SEISCIENTAS SESENTA Y TRES MIL QUINIENTAS SETENTA Y UN (1.663.571)** Acciones Clase "B"; d) **CANADIAN INTERNATIONAL FUND MANAGE**, titular de **QUINCE (15)** Acciones Clase "B"; e) **CITIGROUP GLOBAL MARKETS INC**, titular de **CUARENTA Y CUATRO (44)** Acciones Clase "B"; f) **COMMONWEALTH FUNDS MANAGEMENT LTD**, titular de **OCHENTA Y NUEVE (89)** Acciones Clase "B"; g) **CREDIT LYONNAIS SECURTIES USA I.N.**, titular de **CIENTO OCHENTA (180)** Acciones Clase "B"; h) **DEUTSCHE BANK SECURITIES CORP.**, titular de **CIENTO CINCUENTA Y CUATRO (154)** Acciones Clase "B"; i) **IRSA INTERNATIONAL LIMITED**, titular de **QUINCE MIL OCHOCIENTAS SESENTA Y OCHO (15.868)** Acciones Clase "B"; j) **J.P. MORGAN GLOBAL EMERGING MARKETS**, titular de **CIENTO TREINTA Y OCHO (138)** Acciones Clase "B"; k) **LEHMAN BROTHERS INC**, titular de **CINCUENTA Y CINCO (55)** Acciones Clase "B"; l) **QUANTUM DOLPHIN PLC**, titular de **CIENTO NOVENTA Y SIETE (197)** Acciones Clase "B"; m) **QUANTUM INDUSTRIAL PARTNERS LDC**, titular de **CUARENTA Y SIETE (47)** Acciones Clase "B"; n) **YALE UNIVERSITY EMERGING MARKETS.**, titular de **UN MILLON SEISCIENTAS TRECE MIL (1.613.000)** Acciones Clase "B"; 10) **IAN BARAC VAINBERG**, titular de **NOVENTA Y CUATRO MIL (94.000)** Acciones Clase "B", 11) **MARIO CASTRO FRIAS**, titular de **OCHENTA MIL CIE NTO SEIS (80.106)** Accione s Clase "B" ; 12) **LEO NARDO GARCIA RODRIGUEZ**, titular de **TRES MIL (3.000)** Acciones Clase "A" y de **SEISCIENTAS DOS (602)** Acciones Clase "B"; 13)

RAIMUNDO HEVIA SERRANO, titular de **DOSCIENTAS DIECINUEVE MIL NOVECIENTAS CINCUENTA Y CUATRO (219.954)** Acciones Clase "B"; 14) **IVAN ANTONIO MARQUEZ BUSTAMANTE**, titular de **CUATRO MIL TRESCIENTAS CUARENTA Y NUEVE (4.349)** Acciones Clase "B". Presentes también se encontraban los Sres. **ALEJANDRO PETIT**, Vicepresidente de Finanzas de la compañia, **JUAN ANDRES WALLIS**, Consultor Jurídico; y el Sr. **MANUEL BUJAN**, representante de la Firma de Auditores **LARA, MARAMBIO & ASOCIADOS (DELOITTE & TOUCHE).**

Una vez verificada la presencia de los accionistas anteriormente mencionados, se designó como Secretario de la Asamblea al Dr. **JUAN ANDRES WALLIS.**

Bajo la Presidencia del Sr. **LUIS EMILIO VELUTINI URBINA**, se declaró válidamente constituida la Asamblea General Ordinaria de Accionistas y abierta la sesión. El Sr. **LUIS EMILIO VELUTINI URBINA** informó a la Asamblea y solicitó dejar constancia en la presente Acta, que del **CIEN POR CIENTO (100%)** del capital social de la empresa, es decir **CUATRO MIL DOSCIENTAS VEINTISEIS MILLONES SEISCIENTAS TRES MIL SESENTA Y CUATRO (4.226.603.064)** Acciones, se encontraba representado **TRES MIL SETECIENTAS NOVENTA Y SEIS MILLONES TRESCIENTAS NOVENTA MIL CIENTO CUARENTA Y OCHO (3.796.390.148) ACCIONES,** y existía un porcentaje equivalente a 6,02% del capital social de la empresa de Acciones en Tesorería, equivalentes a **DOSCIENTAS CINCUENTA Y CUATRO MILLONES QUINIENTAS NOVENTA Y DOS MIL SEISCIENTAS VEINTICINCO (254.592.625) ACCIONES CLASE "B"**, las cuales de conformidad con lo indicado en la Ley de Mercado de Capitales, no tienen derecho a voto ni a concurrir en la formación del quórum de las Asambleas de Accionistas.

Seguidamente el Secretario de la Asamblea, informó que el Agente de Traspaso, **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL,** le había notificado que restadas las acciones de tesorería, se encontraban presentes en la misma, un total de **TRES MIL SETECIENTAS NOVENTA Y SEIS**

MILLONES OCHOCIENTAS TRES MIL CUATROCIENTAS NOVENTA Y DOS (3.796.803.492) ACCIONES, discriminadas en **CUATROCIENTAS CINCUENTA Y OCHO MILLONES CUATROCIENTAS TRECE MIL QUINIENTAS VEINTE (458.413.520) ACCIONES CLASE "A"** que representan el **NOVENTA Y DOS PUNTO CIENTO CINCUENTA Y SIETE POR CIENTO (92.157 %)**, de las **ACCIONES CLASE "A"**, y **TRES MIL TRESCIENTAS TREINTA Y OCHO MILLONES TRESCIENTAS OCHENTA Y NUEVE MIL NOVECIENTAS SETENTA Y DOS (3.338.389.972) ACCIONES CLASE "B"**, que representan el **OCHENTA Y NUEVE PUNTO QUINIENTOS VEINTIUN POR CIENTO (89.521%)**, de las **ACCIONES CLASE "B"**, todo lo cual representa el **OCHENTA Y NUEVE PUNTO OCHOCIENTOS TREINTA Y UN POR CIENTO (89.831%)** de la totalidad de las acciones de la compañía y el **NOVENTA Y CINCO PUNTO OCHOCIENTOS CINCUENTA Y UN POR CIENTO POR CIENTO (95.851%)** de las Acciones en circulación.

A continuación el Secretario procedió a dar lectura a la Convocatoria publicada en el Cuerpo A, Página 17 del Diario **EL NACIONAL**, y en el Cuerpo 1, página 16 del Diario **EL UNIVERSAL**, del día Vienes, 22 de Octubre del año en curso, la cual dice textualmente:

"***CONVOCATORIA***

Se convoca a los señores accionistas de la empresa ***F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.****, para la Asamblea General Ordinaria de Accionistas que se celebrará el día doce (12) de Noviembre del año 2.004, a las 5:00 p.m., en el Piso 8, de la Torre El Samán, ubicada en la Avenida Venezuela, Urbanización El Rosal, Caracas, para tratar los siguientes Puntos del Orden del Día, a saber:*

PRIMERO: *INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE LA COMPAÑIA.*

SEGUNDO: *CONSIDERAR Y RESOLVER ACERCA DE LA APROBACIÓN O MODIFICACIÓN DE LOS ESTADOS FINANCIEROS DE LA COMPAÑÍA CORRESPONDIENTES AL EJERCICIO ECONÓMICO COMPRENDIDO ENTRE EL 01 DE JULIO DE 2003 Y EL 30 DE JUNIO DE 2004, CON VISTA AL INFORME DE LOS COMISARIOS.*

TERCERO: *CONSIDERAR Y RESOLVER ACERCA DE LA DESIGNACION DE LOS REPRESENTANTES JUDICIALES DE LA EMPRESA.*

***CUARTO**: CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS COMISARIOS DE LA COMPAÑÍA Y FIJAR SU REMUNERACIÓN.*

***QUINTO**: CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS AUDITORES EXTERNOS DE LA COMPAÑÍA.*

***SEXTO**: CONSIDERAR Y RESOLVER SOBRE LA DESIGNACIÓN DE LA NUEVA JUNTA DIRECTIVA DE LA EMPRESA PARA EL PRÓXIMO PERÍODO ESTATUTARIO.*

Caracas, veintidós (22) de Octubre de 2.004

LUIS EMILIO VELUTINI URBINA

Presidente

***NOTA**: La información relacionada a los puntos a tratar en la presente Asamblea está a disposición de los señores accionistas en la sede de la Compañía ubicada en la Avenida Venezuela, Torre El Samán, piso 4, Urbanización El Rosal, Caracas".*

Seguidamente se procedió a tratar los puntos indicados en la Convocatoria, a saber:

PRIMERO: INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE LA COMPAÑIA.

De inmediato tomó la palabra el Presidente de la compañía, Sr. **LUIS EMILIO VELUTINI URBINA,** y presentó a la consideración de la Asamblea el informe preparado por la Junta Directiva de la empresa, en el cual se refleja la situación de la misma. Así mismo, el Presidente de la empresa se refirió a la situación actual del mercado inmobiliario, así como los logros obtenidos por la compañía durante el ejercicio que culminó, explicando que las metas y objetivos trazados se cumplieron a cabalidad.

Sometido a la consideración de la Asamblea, el Sr. **GUSTAVO EMILIO GARCIA**, antes identificado, tomó la palabra para proponer la aprobación del Informe presentado por la Junta Directiva de la compañía, lo cual debidamente apoyado se sometió a consideración de los Accionistas presentes, y fue aprobado por unanimidad.

REVISADO
F.V.I.
Fondo de Valores Inmobiliarios
CONSULTORÍA JURÍDICA

6

El Secretario de la Asamblea, Sr. **JUAN ANDRES WALLIS**, expresamente señaló que se dejaba constancia que los Administradores se abstuvieron de deliberar y votar sobre lo relacionado con éste punto.

SEGUNDO: CONSIDERAR Y RESOLVER ACERCA DE LA APROBACIÓN O MODIFICACIÓN DE LOS ESTADOS FINANCIEROS DE LA COMPAÑÍA CORRESPONDIENTES AL EJERCICIO ECONÓMICO COMPRENDIDO ENTRE EL 01 DE JULIO DE 2003 Y EL 30 DE JUNIO DE 2004, CON VISTA AL INFORME DE LOS COMISARIOS.

El Presidente de la empresa, Sr. **LUIS EMILIO VELUTINI URBINA**, presentó a la Asamblea de Accionistas los Estados Financieros de la compañía correspondientes al ejercicio económico de la empresa, comprendido entre el 01 de Julio de 2.003 y el 30 de Junio de 2.004, con vista al informe de los Auditores Externos y el informe de los Comisarios, los cuales estaban a disposición de los accionistas en las oficinas del **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.,** desde la publicación de la Convocatoria, es decir, el 22 de octubre del año en curso.

Adicionalmente, el Sr. **LUIS EMILIO VELUTINI** informó que los Estados Financieros han sido presentados en Bolívares, de acuerdo a los principios contables generalmente aceptados en Venezuela y de acuerdo a la DPC10.

De igual manera, el Sr. **LUIS EMILIO VELUTINI** indicó que los estados financieros están acompañados por el dictamen de los Contadores Públicos independientes **(DELOITTE & TOUCHE)** y de los Comisarios de la empresa, para lo cual solicitó al Secretario de la Asamblea, Sr. **JUAN ANDRES WALLIS** dar lectura al Informe de los Comisarios.

Concluida dicha lectura, el Presidente indicó que de conformidad con el mandato otorgado por la Asamblea Ordinaria de Accionistas del año 2003 en la cual se decretó un dividendo mínimo por la cantidad de **CINCO MIL SEISCIENTOS TREINTA Y CINCO MILLONES OCHOCIENTOS CUARENTA Y UN MIL SETECIENTOS VEINTINUEVE BOLIVARES CON CERO CENTIMOS (Bs. 5.635.841.729,00)**, equivalente al 55,74%, de la utilidad neta del ejercicio y en la cual se delegó y autorizó expresamente a la Junta Directiva de la empresa para solicitar ante CADIVI la autorización del otorgamiento de divisas para el pago del dividendo y así cancelarlo en dólares, así como la forma y oportunidad de pago de los dividendos decretados de conformidad con lo

aprobado en la indicada Asamblea; a la fecha, esta tramitación sigue su curso, y aún no ha sido obtenida la aprobación para el otorgamiento de divisas por parte del ente regular, CADIVI. A todo evento, los estados financieros reflejan la provisión antes señalada, equivalente al 50% de los mismos, a la espera de que se tenga respuesta de CADIVI sobre este particular.

Seguidamente, el Sr. **LUIS EMILIO VELUTINI** puso a la consideración de la Asamblea este Punto del Orden del Día, relativo a la aprobación o improbación de los Estados Financieros de la compañía correspondiente al ejercicio económico de la empresa, presentados en Bolívares, del período comprendido entre el 01 de Julio de 2.003 y el 30 de Junio de 2.004, con vista al dictamen de los Auditores Externos y el informe de los Comisarios.

Sometido a la consideración de la Asamblea, el Sr. **GUSTAVO EMILIO GARCIA**, antes identificado, tomó la palabra para proponer la aprobación del Punto Segundo de la Convocatoria, es decir, el Balance General y el Estado de Ganancias y Pérdidas para el período comprendido entre el 01 de Julio de 2.003 y el 30 de Junio de 2.004, los cuales han sido presentados en Bolívares, así como la gestión de los Administradores de la empresa, con vista al dictamen de los Auditores Externos y al informe de los Comisarios, los cuales debidamente apoyados, quedaron aprobados por unanimidad.

El Secretario indicó que se deja constancia que los Administradores se abstuvieron de deliberar y votar sobre lo relacionado con éste punto.

TERCERO: CONSIDERAR Y RESOLVER ACERCA DE LA DESIGNACION DE LOS REPRESENTANTES JUDICIALES DE LA EMPRESA.

El Presidente, Sr. **LUIS EMILIO VELUTINI URBINA**, informó a la Asamblea que quedaba abierto el derecho de palabra para proceder a la designación de los Representantes Judiciales de la empresa, de conformidad con lo previsto en los Estatutos Sociales de la compañía.

Seguidamente, tomó la palabra el Sr. **JAVIER GARRIDO**, representante de Acciones Clase "A" de la empresa, antes identificado, y propuso fueran

REVISADO
F.V.I.
Fondo de Valores Inmobiliarios
CONSULTORÍA JURÍDICA

ratificados a los Dres. **LUIS GARCIA MONTOYA** y **LUIS GUERRERO ROSALES** como los Representantes Judiciales de la compañía.

A continuación, tomó la palabra el Sr. **LUIS EMILIO VELUTINI** e indicó que no habiendo otra proposición, se sometía a la consideración de la Asamblea la proposición del Sr. **JAVIER GARRIDO**, representante de Acciones Clase "A" de la empresa, la cual debidamente apoyada, fué aprobada por unanimidad. En consecuencia, quedaron ratificados en sus cargos, como Representantes Judiciales los Dres. **LUIS GARCIA MONTOYA** y **LUIS GUERRERO ROSALES**, ambos abogados en ejercicio.

CUARTO: CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS COMISARIOS DE LA COMPAÑÍA Y FIJAR SU REMUNERACIÓN.

El Sr. **LUIS EMILIO VELUTINI**, informó a la Asamblea que quedaba abierto el derecho de palabra para proceder al nombramiento de los Comisarios Principales y sus correspondientes Suplentes para el próximo período estatutario, e indicó que a tal efecto esta elección se hace de conformidad con lo establecido en los artículos 126 y 127 de la Ley de Mercado de Capitales que establece que la elección de dichos Comisarios será realizada por separado para cada uno de los Principales y Suplentes.

Seguidamente, el Sr. **GUSTAVO EMILIO GARCIA** tomó la palabra y propuso como Primer Comisario Principal al Lic. **CASTOR COLMAN**, inscrito en el Colegio de Contadores Públicos bajo el No. 7.316; y como su Suplente al Lic. **RONALD COLMAN**, inscrito en el Colegio de Contadores Públicos bajo el No. 8201, solicitando se delegara en la Junta Directiva de la empresa la determinación de la remuneración de estos Comisarios.

De inmediato, se sometió a la consideración de la Asamblea la proposición realizada, la cual fue aprobada por unanimidad de todos los presentes.

Aprobada la designación del **Primer Comisario Principal y su Suplente** y delegándose en la Junta Directiva la determinación de la remuneración de estos Comisarios, como fue aprobado por unanimidad, el Sr. **LUIS EMILIO VELUTINI** planteó a la Asamblea continuar con la designación del Segundo Comisario Principal y su Suplente.

El Sr. **JAVIER GARRIDO**, en representación de **VENEZUELA INVEST LTD.**, antes identificado, tomó la palabra y propuso como **Segundo Comisario Principal** al Lic. **FRANCO ABRUSCI VENTURA**, inscrito en el Colegio de

Administradores Comerciales bajo el No. 35.782; y como su Suplente al Lic. VICTOR JOSE DELASCIO CLAVELL inscrito en el Colegio de Contadores Públicos bajo el No. 5.610. De igual manera, el Sr. **JAVIER GARIDO** propuso se delegara en la Junta Directiva de la empresa la facultad de determinar la remuneración de los Comisarios.

Se sometió a la consideración de la Asamblea la proposición hecha, la cual fué aprobada por unanimidad de los accionistas, de conformidad con lo indicado en los Estatutos de la empresa, delegándose expresamente en la Junta Directiva las facultades suficientes para fijar la remuneración de los referidos Comisarios, la cual deberá ser fijada en función de lo que dicta el mercado en compañías similares.

QUINTO: CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS AUDITORES EXTERNOS DE LA COMPAÑÍA.

El Presidente, Sr. **LUIS EMILIO VELUTINI URBINA**, informó a la Asamblea que quedaba abierto el derecho de palabra, para proceder de conformidad con lo previsto en los Estatutos Sociales de la compañía, a la designación de los Auditores Externos de la compañía.

Seguidamente, tomó la palabra el Sr. **JAVIER GARRIDO**, en representación de **VENEZUELA INVEST LTD.**, antes identificado, y propuso se delegara en la Junta Directiva la designación de los auditores externos de la empresa, así como autorizarla suficientemente para que estimaran su remuneración.

A continuación, tomó la palabra el Sr. **LUIS EMILIO VELUTINI**, e indicó que no habiendo otra proposición, se sometía a la consideración de la Asamblea la proposición del Sr. **JAVIER GARRIDO**, la cual debidamente apoyada fue aprobada por unanimidad. En consecuencia, la Junta Directiva de la empresa quedó suficientemente autorizada para designar a los Auditores Externos de la compañía, así como fijar su remuneración.

SEXTO: CONSIDERAR Y RESOLVER SOBRE LA DESIGNACIÓN DE LA NUEVA JUNTA DIRECTIVA DE LA EMPRESA PARA EL PRÓXIMO PERÍODO ESTATUTARIO.

Tomó la palabra el Presidente, Sr. **LUIS EMILIO VELUTINI URBINA** e informó a la Asamblea que quedaba abierto el derecho de palabra para proceder a la designación de la nueva Junta Directiva, de conformidad con lo previsto en los Estatutos Sociales de la empresa.

Seguidamente, tomó la palabra el Sr. **JAVIER GARRIDO**, en representación de la empresa **VENEZUELA INVEST LIMITED**, antes identificado, Accionista Clase "A" de la empresa, y propuso que fueran designados como miembros de la Junta Directiva de la empresa, de la siguiente manera:

1. LUIS EM ILIO VELUTINI URBINA	**Presidente**
2. HORACIO VELUT INI SOSA	**Director Principal**
3. LUIS GARCI A MONTOYA	**Director Principal**
4. LUIS DELGADO LUGO	**Director Principal**
5. MAS HUD MEZERHANE	**Director Principal**
6. CARLOS ACOS TA	**Director Principal**
7. PEDR O LOPEZ	**Director Principal**
8. GARY GAR RABRANT	**Director Principal**
9. THOM AS MCDONALDS	**Director Principal**
10. IRA CHAPLIK	**Director Principal**
1. LUIS CARLOS SERRA	**Director Suplente**
2. ALVAR NELSON ORTIZ	**Director Suplente**
3. CESAR GAMBINO	**Director Suplente**
4. BRAD BEANBLOSSOM	**Director Suplente**

En este momento, tomó la palabra el Sr. **GUSTAVO EMILIO GARCIA**, en representación de la empresa **ASESORIA FINANCIERA VELUTINI & ASOCIADOS, C.A.,** antes identificado, y manifestó su apoyo a la moción de la designación del Directorio de conformidad con lo propuesto por el Sr. **JAVIER GARRIDO.**

Seguidamente, tomó la palabra el Sr. **LUIS EMILIO VELUTINI** e indicó que no habiendo otra proposición, se sometía a la consideración de la Asamblea la proposición del Sr. **JAVIER GARRIDO**, la cual debidamente apoyada, fué aprobada en forma unánime. En consecuencia, la Junta Directiva para el próximo período estatutario queda designada de la forma propuesta.

Finalmente, la Asamblea resolvió autorizar al Secretario de la misma, Sr. **JUAN ANDRES WALLIS,** venezolano, mayor de edad, domiciliado en la ciudad de

Caracas y titular de la Cédula de Identidad Nº 6.815.777, procediendo en su carácter de Secretario de la Asamblea General Ordinaria de Accionistas, para que realice los trámites de registro y publicación de la presente acta y su correspondiente participación. No habiendo más asuntos que tratar se levantó la reunión. Firman todos los asistentes a la Asamblea.

JUAN ANDRES WALLIS

REVISADO
F.V.I.
Fondo de Valores Inmobiliarios
CONSULTORÍA JURÍDICA

REGISTRO MERCANTIL SEGUNDO
Los Timbres Fiscales por el monto de Bs 22.477 Han sido cancelados [illegible] ados en el original del [illegible] revado, artículo 35 de la [illegible] Timbre Fiscal

9

CARACAS, Once ... (11) DE .. Enero: .. ..

DEL AÑO DOS MIL CINCO (FDOS.) GUSTAVO EMILIO GARCIA., Dra. Carmen Aurora Marcano Marín SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA N°: 102338

48/MP

Dra. Carmen Aurora Marcano Marín

REGISTRADORA MERCANTIL SEGUNDA

REPUBLICA BOLIVARIANA DE VENEZUELA REGISTRO MERCANTIL SEGUNDO

N° 12

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL SEGUNDO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

Dra. Carmen Aurora Marcano Marín, REGISTRADORA MERCANTIL SEGUNDA DE

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 3-A-Sdo... Número: 18 del año 2005

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
FIV I FONDO DE VALORES INMOBILIARIOS, S.A.C.A.
45/MP

Minutes of the Ordinary General Shareholders Meeting of F.V.I. Fondo de Valores Inmobiliarios S.A.C.A. held on November 12, 2004

Under the Presidency of **Mr. Luis Emilio Velutini Urbina**, the Ordinary General Shareholders Meeting was declared validly constituted, and open. Subsequently, the Secretary, informed that the Transfer Agent **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL** had informed that there were a total of **THREE THOUSAND SEVEN HUNDRED NINETY SIX MILLION THREE HUNDRED NINETY THOUSAND ONE HUNDRED AND FORTY EIGHT (3,796,803,492) SHARES**, which represents **EIGHTY NINE POINT EIGHT HUNDRED AND THIRTY ONE PER CENT (89.831%)** of the entirety of the Shares of the Company and **NINETY FIVE POINT EIGHT HUNDRED AND FIFTY ONE PER CENT (95.851%)** of the outstanding Shares.

Order of the Day:

FIRST: REPORT PRESENTED BY THE BOARD OF DIRECTORS OF THE COMPANY.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, the report presented by the Board of Directors of the Company was unanimously approved. The Administrators abstained from deliberating or voting in relation to this point.

SECOND: TO CONSIDER AND RESOLVE ABOUT THE APPROVAL OR MODIFICATION OF THE FINANCIAL STATEMENTS OF THE COMPANY CORRESPONDING TO THE FISCAL YEAR BETWEEN JULY 01, 2003 AND JUNE 30, 2004, BASED ON THE EXAMINER'S REPORT.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, the General Balance Sheet and the Profit and Loss Statement for the period comprised between July 01, 2003 and June 30, 2004, which were presented in Bolivar's, as well as the management of the Administrators of the Company, based on the External Auditor's Certificate and the Examiner's Report; were unanimously approved.

The Administrators abstained from deliberating or voting in relation to this point.

THIRD: TO CONSIDER AND RESOLVE ABOUT THE APPOINTMENT OF THE LEGAL REPRESENTATIVES OF THE COMPANY.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, it was unanimously approved to ratify Mrs. **LUIS GARCIA MONTOYA** and **LUIS GUERRERO ROSALES,** both Attorneys at Law, as the Legal Representatives of the Company.

FOURTH: TO CONSIDER AND RESOLVE ABOUT THE APPOINTMENT OF THE EXAMINERS OF THE COMPANY AND TO ESTABLISH THEIR REMUNERATION.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, the appointment, as First Examiner of the Company, of Lic. **CASTOR COLMAN**, registered in the Public Accountants College, under No. 7.316; and of Lic. **RONALD COLMAN**, registered in the Public Accountants College, under No. 8.201, as his alternate, was unanimously approved by those present at the Meeting. Likewise, the appointment, as Second Examiner of the Company, of Lic. **FRANCO ABRUSCI VENTURA**, registered in the Public Accountants College, under No. 35.782; and as his substitute, Lic **VICTOR JOSE DELASCIO CLAVELL**, registered in the Public Accountants College, under No. 5.610, which was unanimously approved.

The Shareholders Meeting delegated in the Board of Directors the establishment of the remuneration of the Examiners, which has to be determined in light of what it is established in the market for similar companies.

FIFTH: TO CONSIDER AND RESOLVE ABOUT THE APPOINTMENT OF THE EXTERNAL AUDITORS OF THE COMPANY.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, it was unanimously approved, to delegate on the Board of Directors the appointment of the External Auditors of the Company, as well as to establish their remuneration.

SIXTH: TO CONSIDER AND RESOLVE ABOUT THE APPOINTMENT OF THE NEW BOARD OF DIRECTORS OF THE COMPANY FOR THE NEXT STATUTORY PERIOD.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, it was unanimously approved the appointment of the new Board of Directors of the Company for the next statutory period, in the following manner:

1. LUIS EMILIO VELUTINI URBINA President

2. HORACIO VELUTINI SOSA	Director.
3. LUIS GARCIA MONTOYA	Director
4. LUIS DELGADO LUGO	Director
5. MAZUD MEZERHANE	Director.
6. CARLOS ACOSTA	Director.
7. PEDRO LOPEZ	Director.
8. GARY GARRABRANT	Director.
9. THOMAS MC DONALD	Director.
10. IRA CHAPLIK	Director.
1. LUIS CARLOS SERRA	Director.
2. ALVAR NELSON ORTIZ	Alternate Director.
3. CESAR GAMBINO	Alternate Director.
4. BRAD BEANBLOSSOM	Alternate Director.

Registration Data: The notification of the Minutes of the Ordinary Shareholders Meeting of **F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A.**, held on November 12, 2004, was registered before the Second Mercantile Registry of the Judicial Circumscription of the Capital District and Miranda State on January 11, 2005, under No. 18, Volume 3-A-Second.

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL SEGUNDO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

Dra. Carmen Aurora Marcano Marín, REGISTRADORA MERCANTIL SEGUNDA DE

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación cuyo original

está inscrito en el Tomo: 3-A-Sdo... Número: 34 del año 2005

así como La Participación, Nota Y Documento que se copian de seguida

traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
F.V.I. FONDO DE VALORES INMOBILIARIOS S.A.C.A.
[illegible]

Lola M. Osorio Serpa
ABOGADO
Inpreabogado No. 40.197

CIUDADANO

REGISTRADOR MERCANTIL SEGUNDO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO FEDERAL Y ESTADO MIRANDA.

SU DESPACHO.-

EXPEDIENTE Nº 375376

Yo, **JUAN ANDRES WALLIS**, venezolano, mayor de edad, domiciliado en la ciudad de Caracas y titular de la Cédula de Identidad Nº 6.815.777, procediendo en mi carácter de Secretario de la Asamblea General Extraordinaria de Accionistas de la empresa **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, sociedad de este domicilio, inscrita en el Registro Mercantil a su digno cargo en fecha 12 de marzo de 1992, bajo el Nº 77, Tomo 102-A Sgdo., ante usted con el debido respeto ocurro y expongo:

Consta de copia certificada que acompaño para ser agregada al expediente abierto a nombre de mi representada en esa Oficina de Registro a su digno cargo, que en la Asamblea General Extraordinaria de Accionistas de **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, celebrada el día doce (12) de Noviembre de 2.004, a las 6:00 p.m., se acordó lo siguiente:

PRIMERO: Considerar y resolver sobre la modificación del procedimiento de designación de los miembros de la Junta Directiva, en cuanto al lapso de duración de su designación y la oportunidad de su nombramiento.

SEGUNDO: En caso de ser aprobado el punto anterior, considerar y resolver sobre la modificación de la Cláusula Décima Quinta de los estatutos sociales de la empresa.

TERCERO: Considerar y resolver sobre la necesaria reducción del capital social de la empresa, en conformidad con el plan de recompra aprobado en la Asamblea General Extraordinaria de Accionistas de fecha siete (07) de Octubre de 2003, y de acuerdo a lo indicado en los artículos 55 y 56 de la Ley de Mercado de Capitales.

CUARTO: En caso de ser aprobado el punto anterior, considerar y resolver acerca de la modificación de las cláusulas Quinta y Vigésima Novena de los

REGISTRO MERCANTIL II CANCELADO

Estatutos Sociales de la compañía, en virtud de la reducción de capital social realizada.

QUINTO: Considerar y resolver acerca de la conveniencia de emitir cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de **SETENTA Y CINCO MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CERO CENTIMOS (US$ 75.000.000,00)**, o su equivalente en Bolívares, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.

SEXTO: Considerar y resolver acerca de la designación del representante común provisional de los obligacionistas y fijar su remuneración.

SEPTIMO: Considerar y resolver sobre la conveniencia de facultar a la Junta Directiva para que este suficientemente autorizada para adquirir acciones de la compañía hasta por un monto equivalente al QUINCE POR CIENTO (15%), según lo previsto en la Ley de Mercado de Capitales.

Hago a usted esta participación a los fines de su registro, fijación y publicación y ruego se sirva ordenar me expidan dos (2) copias certificadas de la misma. Caracas, en la fecha de su otorgamiento.

JUAN ANDRES WALLIS

PROHIBICIONES Y MEDIDAS CAUTELARES
REVISADO POR: [illegible]
FECHA: 06-01-05

REPUBLICA BOLIVARIANA DE VENEZUELA

305817

NOTARIA PÚBLICA CUARTA DEL MUNICIPIO CHACAO. ESTADO MIRANDA. ABOGADO TITULAR. DRA. MARIA TERESA MARTINEZ El Rosal, Seis (6) de DICIEMBRE del Años Dos Mil Cuatro 2004 194° y 145°. El anterior documento redactado por el Abogado: LOLA OSORIO SERPA. Inscrito en el Inpreabogado bajo el N°: 40.197, fue presentado para su Autenticación y Devolución Planilla N° 9885, de fecha: 02/12/004. Presentes sus Otorgantes dijeron llamarse: JUAN ANDRES WALLIS; domiciliado (s) en: CARACAS, de nacionalidad: VENEZOLANA; de estado (s) civil: CASADO; portador de la Cédula de Identidad Nros: V-6.815.777. Leído (les) el documento y confrontado el original con sus fotocopias, firmada en estas y en el presente original, en presencia de la Notario, los otorgantes expusieron: "SU CONTENIDO ES CIERTO Y NUESTRAS LAS FIRMAS QUE APARECEN AL PIE DEL INSTRUMENTO ". La Notario en tal virtud da FE PUBLICA a solicitud de parte interesada del acto o negocio jurídico otorgado en su presencia y de las copias firmadas en original que firmarán el Tomo Principal y Tomo Duplicado, quedando inserto bajo el Nro. 15, Tomo 130, del Libro de Autenticaciones llevados en esta Notaría (Antes denominado Notaría Pública Octava del Municipio Chacao), actuaron como testigos Instrumentales: PILAR PLATA Y NELLY GONZALEZ, titulares de las Cédulas de Identidad Nros: V-10.815.412 Y V-6.352.040. La Notario hace constar que en cumplimiento del Art. 78 de la Ley de Registro Público y del Notariado identificó a las partes y les informó del contenido, naturaleza, trascendencias y consecuencias legales de los actos o negocios jurídicos otorgados en su presencia, así como de las renuncias, reservas, gravámenes y cualquier otro elemento que afecten los bienes o derechos referidos....." y lo declara legalmente Autenticado. Igualmente hace constar que tuvo a la vista: A) Documento Constitutivo Estatutario de la empresa mercantil, F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A, inscrita ante el Registro Mercantil II de la Circunscripción Judicial del Dtto. Federal y Edo. Miranda de fecha: 12/03/92, bajo el Nro. 77, Tomo 102-A Pro. Para este acto la Notario se trasladó y constituyó en: TORRE EL SAMAN, hoy a petición de parte interesada, se autorizó para este acto a la funcionario Pilar Plata.-

EL NOTARIO PUBLICO.- EL OTORGANTE

María Teresa Martínez V.
Notario Público Cuarto del Municipio Chacao

LOS TESTIGOS

Otorgado por: PILAR PLATA

REPÚBLICA BOLIVARIANA DE VENEZUELA
REGISTRO MERCANTIL II DE LA
CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO
CAPITAL Y ESTADO MIRANDA
INUTILIZADO

REPÚBLICA BOLIVARIANA DE VENEZUELA
REGISTRO MERCANTIL II DE LA
CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO
CAPITAL Y ESTADO MIRANDA

INUTILIZADO

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL SEGUNDO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y ESTADO MIRANDA

Once (11) de Enero del Año mil ... (2005) 194° y 145° Por presentada la anterior participación por su PRESENTANTE, para su inscripción en el Registro Mercantil y publíquese. Hágase de conformidad y agréguese al ... de la Compañía junto con los recaudos acompañados. Expídase la copia de publicación. El anterior documento redactado por Dr. ... se inscribe en el Registro de Comercio bajo el N.:-34- TOMO -A SDO.. Derechos pagados Bs 3.010.710,00 Según Planilla RM N°10234, Banco ... Por Bs 103740,00. La identificación ... C.I. 86.495

DE CONFORMIDAD CON EL ART.222 DEL CODIGO DE COMERCIO LA PRESENTE REDUCCION DE CAPITAL NO PODRA VERIFICARSE MIENTRAS NO HAYAN TRANSCURRIDOS TRES MESES DESDE EL DIA EN QUE SE HAYA PUBLICADO EL PRESENTE ACUERDO CON LA ADVERTENCIA QUE PODRIA OPONERSE A ELLO TODO AQUEL QUE TENGA INTERES

La Registradora Mercantil Segunda
Fdo. Dra. Carmen Aurora Marcano Marín

ESTA PAGINA PERTENECE A:
FONDO DE VALORES INMOBILIARIOS S.A.C.A.

Lola M. Osorio Serpa
ABOGADO
Inpreabogado No. 40.197

Yo, **JUAN ANDRES WALLIS,** venezolano, mayor de edad, domiciliado en la ciudad de Caracas y titular de la Cédula de Identidad Nº 6.815.777, actuando en mi carácter de Secretario de la Asamblea General Extraordinaria de Accionistas de la compañía **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, sociedad de este domicilio, debidamente inscrita por ante el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha doce (12) de marzo de 1992, bajo el No. 77, Tomo 102-A Sgdo., certifico: Que ésta es el Acta de la Asamblea General Extraordinaria de Accionistas de la empresa celebrada el doce (12) de Noviembre de 2.004, del tenor siguiente:

FONDO VALORES
INMOBILIARIOS S.A.C.A.

ACTA DE ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

CELEBRADA EN FECHA DOCE (12) DE NOVIEMBRE DE 2.004

En la ciudad de Caracas, siendo las 6:00 a.m. del día viernes, doce (12) de Noviembre de 2.004, se reunieron en las oficinas de la empresa ubicadas en la Avenida Venezuela, Edificio El Samán, Piso 8, Urbanización El Rosal, Caracas, para la celebración de la Asamblea General Extraordinaria de Accionistas del **F.V.I FONDO DE VALORES INMOBILIARIOS, S.A.C.A.,** los señores: **LUIS EMILIO VELUTINI URBINA,** venezolano, mayor de edad, de este domicilio y titular de la cédula de identidad No. 3.657.375, actuando en su carácter de Presidente de la compañía; **HORACIO VELUTINI SOSA,** en su carácter de Director Principal de la empresa; y el Sr. **LUIS CARLOS SERRA CARMONA,** en su carácter de Director Suplente de la misma. De igual manera, se encontraban presentes las siguientes personas: 1) **ILSE BARRIOS,** en representación de **THE BANK OF NEW YORK,** titular de **TRES MIL NUEVE**

REVISADO
F.V.I.
Fondo de Valores Inmobiliarios
CONSULTORÍA JURÍDICA

MILLONES NOVENTA Y CUATRO MIL CUATROCIENTAS VEINTIDOS (3.009.094.422) Acciones Clase "B"; 2) <u>JOSE ALBERTO FEBRES</u>, titular de ONCE MIL TRESCIENTAS TREINTA Y TRES (11.333) Acciones Clase "B" y en representación de **CORPORACION INFISA, C.A.** titular de **CATORCE MIL SEISCIENTAS UNA (14.601)** Acciones Clase "B"; 3) <u>GUSTAVO E. GARCIA</u>, en representación de: a) <u>ASESORIA FINANCIERA VELUTINI & ASOCIADOS, C.A.</u>, titular de **UN MILLON OCHENTA MIL OCHOCIENTAS OCHENTA Y DOS (1.080.882)** Acciones Clase "A", b) <u>ASESORIA FINANCIERA VELUTINI & ASOCIADOS</u>, titular de **SETECIENTAS NOVENTA MIL CIENTO CUARENTA Y CINCO (790.145)** Acciones Clase "B", c) <u>BBO CASA DE BOLSA, C.A.</u>, titular de **UN MILLON TRESCIENTAS SETENTA Y TRES MIL NOVECIENTAS CINCUENTA Y CUATRO (1.373.954)** Acciones Clase "B", d) <u>BENCORP CASA DE BOLSA, C.A.</u>, titular de **CINCO MILLONES QUINIENTAS OCHENTA Y TRES MIL SETECIENTAS CINCUENTA Y CUATRO (5.583.754)** Acciones Clase "B", e) <u>EIRACOP HOLDING LTD</u>, titular de **CIENTO ONCE MILLONES OCHOCIENTAS CUARENTA Y CUATRO MIL OCHOCIENTAS CUARENTA Y NUEVE (111.844.849)** Acciones Clase "B", f) <u>INVERSIONES MELINVEST, C.A.</u>, titular de **CUATRO MIL SEISCIENTAS SETENTA Y CUATRO (4.674)** Acciones Clase "B"; g) <u>INVERSIONES MELINVEST, C.A.</u>, titular de **CUATRO MILLONES OCHOCIENTAS NOVENTA Y UN MIL TRESCIENTAS CUARENTA Y CUATRO (4.891.344)** Acciones Clase "B", h) <u>INVERSIONES VELUTINI & ASOCIADOS</u>, titular de **SIETE MILLONES QUINIENTAS NOVENTA Y OCHO MIL SETECIENTAS (7.598.700)**, Acciones Clase "B", i) <u>CARMEN MORAIMA MENA RODRIGUEZ</u>, titular de **CINCUENTA Y UN MIL CUATROCIENTAS SETENTA (51.470)** Acciones Clase "B", j) <u>LOLA MERCEDES OSORIO SERPA</u>, titular de **CIENTO CUARENTA Y NUEVE MIL QUINIENTAS SESENTA Y NUEVE (149.569)** Acciones Clase "B", k) <u>MANUEL ANTONIO PUYANA SANTANDER</u>, titular de **UN MILLON DOSCIENTAS CINCUENTA MIL SETECIENTAS TREINTA Y CINCO (1.250.735)** Acciones Clase "B", l) <u>CELMIRA MERCEDES WONG BAILLE</u>, titular de **CIENTO TREINTA Y CUATRO MIL DOSCIENTAS OCHENTA Y SEIS (134.286)** Acciones Clase "B"; 4) <u>JAVIER GARRIDO</u>, en representación de: a) <u>ACTIVALORES SOCIEDAD DE CORRETAJE</u>, titular de

CUATRO MILLONES QUINIENTAS SETENTA Y NUEVE MIL CUATROCIENTAS TREINTA Y TRES (4.579.433) Acciones Clase "B", b) INTERVALORES, C.A., titular de NOVECIENTAS VEINTE MIL DOSCIENTAS NOVENTA Y SEIS (920.296) Acciones Clase "B", c) INVERSIONES CRESSIDA, C.A., titular de UN MILLON CUATROCIENTAS TREINTA Y CUATRO MIL SEISCIENTAS TREINTA Y NUEVE (1.434.639) Acciones Clase "B", d) INVERSIONES STARNIKE, C.A., titular de NOVECIENTAS SIETE MIL QUINIENTAS NOVENTA Y SIETE (907.597) Acciones Clase "B"; e) MULTIPLICAS CASA DE BOLSA, C.A., titular de UN MILLON SETECIENTAS SETENTA Y OCHO MIL OCHOCIENTAS CINCUENTA (1.778.850) Acciones Clase "B", f) MULTIPLICAS CASA DE BOLSA, C.A., titular de VEINTICINCO (25) Acciones Clase "B", g) PORTAFOLIO DE INVERSIONES PETROLERA DIVE, titular de CUATRO MILLONES DOSCIENTAS TREINTA Y CUATRO MIL DOSCIENTAS OCHENTA Y UNA (4.234.281) Acciones Clase "B", h) VENEZUELA INVEST, LTD, titular de CUATROCIENTAS CINCUENTA Y SIETE MILLONES TRESCIENTAS DIEZ MIL CUARENTA Y DOS (457.310.042) Acciones Clase "A", 5) FILIBERTO HIDALGO, en representación de: a) ELIGIO CEDEÑO, titular de DOCE MIL (12.000) Acciones Clase "B", b) ELIGIO CEDEÑO, titular de CINCUENTA MIL (50.000) Acciones Clase "B", c) BANCO CANARIAS DE VENEZUELA BANCO U., titular de TREINTA Y NUEVE MILLONES SETECIENTAS OCHENTA Y CINCO MIL DOSCIENTAS SESENTA Y CINCO (39.785.265) Acciones Clase "B"; y d) BANCO CANARIAS DE VENEZUELA, C.A., titular de VEINTICUATRO (24) Acciones Clase "B"; 6) MANUEL IBAÑEZ, en representación de a) INVERSORA FERIBASAN, C.A., titular de CUATROCIENTAS CUATRO MIL QUINIENTAS CINCUENTA Y OCHO (404.558) Acciones Clase "B", b) REPRESENTACIONES REAL TESORO, C.A., titular de DOCE MIL CUATROCIENTAS OCHENTA Y NUEVE (12.489) Acciones Clase "B"; 7) FRANCO MASCIOLI G., en representación de: a) BANCO FEDERAL, C.A., titular de OCHENTA Y UN MILLONES

4

REVISADO
F.V.I.
Fondo de Valores Inmobiliarios
CONSULTORÍA JURÍDICA

DOSCIENTAS VEINTE MIL SEISCIENTAS CINCUENTA (81.220.650), Acciones Clase "B", b) FEDERAL BANCO DE INVERSIONES FEDERAL, titular de **QUINCE MILLONES DOSCIENTAS SETENTA MIL (15.270.000)** Acciones Clase "B", c) MASHUD ALBERTO MEZERHANE BLASINI, titular de **DOS MILLONES DOSCIENTAS VEINTISEIS MIL CIEN (2.226.100)** Acciones Clase "B"; 8) CLAUDIO NATALE, en representación de BANCO DE INVERSION BANCARACAS, C.A., titular de **ONCE MILLONES CIENTO SETENTA Y NUEVE MIL CUATROCIENTAS ONCE (11.179.411)** Acciones Clase "A"; 9) RAMON RIVAS, en representación de: a) BBO ACCIONES F.M.I. CAP. ABIERTO, S.A., titular de **UNA (1)** Acción Clase "B"; b) BEAR STEARNS SECURITIES CORP, titular de **UN MIL CUATROCIENTAS QUINCE (1.415)** Acciones Clase "B"; c) BOLIVAR FONDO MUTUAL DE VENEZUELA, titular de **UN MILLON SEISCIENTAS SESENTA Y TRES MIL QUINIENTAS SETENTA Y UN (1.663.571)** Acciones Clase "B"; d) CANADIAN INTERNATIONAL FUND MANAGE, titular de **QUINCE (15)** Acciones Clase "B"; e) CITIGROUP GLOBAL MARKETS INC, titular de **CUARENTA Y CUATRO (44)** Acciones Clase "B"; f) COMMONWEALTH FUNDS MANAGEMENT LTD, titular de **OCHENTA Y NUEVE (89)** Acciones Clase "B"; g) CREDIT LYONNAIS SECURTIES USA I.N., titular de **CIENTO OCHENTA (180)** Acciones Clase "B"; h) DEUTSCHE BANK SECURITIES CORP., titular de **CIENTO CINCUENTA Y CUATRO (154)** Acciones Clase "B"; i) IRSA INTERNATIONAL LIMITED, titular de **QUINCE MIL OCHOCIENTAS SESENTA Y OCHO (15.868)** Acciones Clase "B"; j) J.P. MORGAN GLOBAL EMERGING MARKETS, titular de **CIENTO TREINTA Y OCHO (138)** Acciones Clase "B"; k) LEHMAN BROTHERS INC, titular de **CINCUENTA Y CINCO (55)** Acciones Clase "B"; l) QUANTUM DOLPHIN PLC, titular de **CIENTO NOVENTA Y SIETE (197)** Acciones Clase "B"; m) QUANTUM INDUSTRIAL PARTNERS LDC, titular de **CUARENTA Y SIETE (47)** Acciones Clase "B"; n) YALE UNIVERSITY EMERGING MARKETS, titular de **UN MILLON SEISCIENTAS TRECE MIL (1.613.000)** Acciones Clase "B"; 10) IAN BARAC VAINBERG, titular de **NOVENTA Y CUATRO MIL (94.000)** Acciones Clase "B", 11) MARIO CASTRO FRIAS, titular de **OCHENTA MIL CIENTO SEIS (80.106)** Acciones Clase "B"; 12) LEONARDO GARCIA RODRIGUEZ, titular de **TRES MIL (3.000)** Acciones Clase "A" y de **SEISCIENTAS DOS (602)** Acciones Clase "B"; 13)

RAIMUNDO HEVIA SERRANO, titular de **DOSCIENTAS DIECINUEVE MIL NOVECIENTAS CINCUENTA Y CUATRO (219.954)** Acciones Clase "B"; 14) **IVAN ANTONIO MARQUEZ BUSTAMANTE**, titular de **CUATRO MIL TRESCIENTAS CUARENTA Y NUEVE (4.349)** Acciones Clase "B". Presentes también se encontraban los Sres. **ALEJANDRO PETIT**, Vicepresidente de Finanzas de la compañía, **JUAN ANDRES WALLIS**, Consultor Jurídico; y el Sr. **MANUEL BUJAN**, representante de la Firma de Auditores **LARA, MARAMBIO & ASOCIADOS (DELOITTE & TOUCHE).**

Una vez verificada la presencia de los accionistas anteriormente mencionados, se designó como Secretario de la Asamblea al Dr. **JUAN ANDRES WALLIS.**

Bajo la Presidencia del Sr. **LUIS EMILIO VELUTINI URBINA**, se declaró válidamente constituida la Asamblea General Ordinaria de Accionistas y abierta la sesión. El Sr. **LUIS EMILIO VELUTINI URBINA** informó a la Asamblea y solicitó dejar constancia en la presente Acta, que del **CIEN POR CIENTO (100%)** del capital social de la empresa, es decir **CUATRO MIL DOSCIENTAS VEINTISEIS MILLONES SEISCIENTAS TRES MIL SESENTA Y CUATRO (4.226.603.064)** Acciones, se encontraba representado **TRES MIL SETECIENTAS NOVENTA Y SEIS MILLONES TRESCIENTAS NOVENTA MIL CIENTO CUARENTA Y OCHO (3.796.390.148) ACCIONES**, y existía un porcentaje equivalente a 6,02% del capital social de la empresa de Acciones en Tesorería, equivalentes a **DOSCIENTAS CINCUENTA Y CUATRO MILLONES QUINIENTAS NOVENTA Y DOS MIL SEISCIENTAS VEINTICINCO (254.592.625) ACCIONES CLASE "B"**, las cuales de conformidad con lo indicado en la Ley de Mercado de Capitales, no tienen derecho a voto ni a concurrir en la formación del quórum de las Asambleas de Accionistas.

Seguidamente el Secretario de la Asamblea, informó que el Agente de Traspaso, **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL,** le había notificado que restadas las acciones de tesorería, se encontraban presentes en la misma, un total de **TRES MIL SETECIENTAS NOVENTA Y SEIS**

REVISADO F.V.I. Fondo de Valores Inmobiliarios CONSULTORÍA JURÍDICA

MILLONES OCHOCIENTAS TRES MIL CUATROCIENTAS NOVENTA Y DOS (3.796.803.492) ACCIONES, discriminadas en **CUATROCIENTAS CINCUENTA Y OCHO MILLONES CUATROCIENTAS TRECE MIL QUINIENTAS VEINTE (458.413.520) ACCIONES CLASE "A"** que representan el **NOVENTA Y DOS PUNTO CIENTO CINCUENTA Y SIETE POR CIENTO (92.157 %)**, de las **ACCIONES CLASE "A"**, y **TRES MIL TRESCIENTAS TREINTA Y OCHO MILLONES TRESCIENTAS OCHENTA Y NUEVE MIL NOVECIENTAS SETENTA Y DOS (3.338.389.972) ACCIONES CLASE "B"**, que representan el **OCHENTA Y NUEVE PUNTO QUINIENTOS VEINTIUN POR CIENTO (89.521%)**, de las **ACCIONES CLASE "B"**, todo lo cual representa el **OCHENTA Y NUEVE PUNTO OCHOCIENTOS TREINTA Y UN POR CIENTO (89.831%)** de la totalidad de las acciones de la compañía y el **NOVENTA Y CINCO PUNTO OCHOCIENTOS CINCUENTA Y UN POR CIENTO POR CIENTO (95.851%)** de las Acciones en circulación.

A continuación el Secretario procedió a dar lectura a la Convocatoria publicada en el Cuerpo A, Página 5 del Diario **EL NACIONAL**, y en el Cuerpo 1, página 11 del Diario **EL UNIVERSAL**, del día Viernes, 22 de Octubre del año en curso, la cual dice textualmente:

<u>*"CONVOCATORIA*</u>

*Se convoca a los señores accionistas de la empresa **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, para la Asamblea General Extraordinaria de Accionistas que se celebrará el día Viernes, doce (12) de Noviembre del año 2.004, a las 6:00 p.m., en el Piso 8, de la Torre El Samán, ubicada en la Avenida Venezuela, Urbanización El Rosal, Caracas, para tratar los siguientes Puntos del Orden del Día, a saber:*

PRIMERO: *Considerar y resolver sobre la modificación del procedimiento de designación de los miembros de la Junta Directiva, en cuanto al lapso de duración de su designación y la oportunidad de su nombramiento.*

SEGUNDO: *En caso de ser aprobado el punto anterior, considerar y resolver sobre la modificación de la Cláusula Décima Quinta de los estatutos sociales de la empresa.*

TERCERO: *Considerar y resolver sobre la necesaria reducción del capital social de la empresa, en conformidad con el plan de recompra aprobado en la Asamblea General Extraordinaria de Accionistas de fecha siete (07) de Octubre*

de 2003, y de acuerdo a lo indicado en los artículos 55 y 56 de la Ley de Mercado de Capitales.

CUARTO: *En caso de ser aprobado el punto anterior, considerar y resolver acerca de la modificación de las cláusulas Quinta y Vigésima Novena de los Estatutos Sociales de la compañía, en virtud de la reducción de capital social realizada.*

QUINTO: *Considerar y resolver acerca de la conveniencia de emitir cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de* ***SETENTA Y CINCO MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CERO CENTIMOS (US$ 75.000.000,00),*** *o su equivalente en Bolívares, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.*

SEXTO: *Considerar y resolver acerca de la designación del representante común provisional de los obligacionistas y fijar su remuneración.*

SEPTIMO: *Considerar y resolver sobre la conveniencia de facultar a la Junta Directiva para que este suficientemente autorizada para adquirir acciones de la compañía hasta por un monto equivalente al QUINCE POR CIENTO (15%), según lo previsto en la Ley de Mercado de Capitales.*

Caracas, veintidos (22) de Octubre de 2.004

LUIS EMILIO VELUTINI URBINA

Presidente"

Seguidamente se procedió a tratar los puntos indicados en la Convocatoria, a saber:

PRIMERO: CONSIDERAR Y RESOLVER SOBRE LA MODIFICACIÓN DEL PROCEDIMIENTO DE DESIGNACIÓN DE LOS MIEMBROS DE LA JUNTA DIRECTIVA, EN CUANTO AL LAPSO DE DURACIÓN DE SU DESIGNACIÓN Y LA OPORTUNIDAD DE SU NOMBRAMIENTO.

6

REVISADO
F.V.I.
Fondo de Valores Inmobiliarios
CONSULTORÍA JURÍDICA

El Sr. **LUIS EMILIO VELUTINI** informó a los presentes, que se estaba solicitando la autorización de la Asamblea de Accionistas, de conformidad con lo indicado en los Estatutos Sociales de la empresa, para modificar el procedimiento de designación de los miembros de la Junta Directiva de la compañía, en cuanto al lapso de duración de su designación y la oportunidad de su nombramiento. Continuó con su explicación el Presidente de la empresa, e indicó que esta proposición se planteaba con el objeto de que los miembros de la Junta Directiva duren **TES (3) AÑOS** en ejercicio de sus funciones, en lugar de **UN (1) AÑO** en las mismas, y que los mismos, sean elegidos de manera alterna, por periodos de **TRES (3) AÑOS**, en grupos de Directores.

Sometido a la consideración de la Asamblea de Accionistas, seguidamente tomó la palabra el Sr. **JAVIER GARRIDO**, antes identificado, y propuso fuera aprobado la modificación del procedimiento de designación de los miembros de la Junta Directiva, en cuanto al lapso de duración de su designación y la oportunidad de su nombramiento, de la forma antes señalada.

A continuación tomó la palabra el Sr. **LUIS EMILIO VELUTINI** e indicó que no habiendo otra proposición, se sometía a la consideración de la Asamblea la proposición del Sr. **JAVIER GARRIDO**, la cual debidamente apoyada, fue aprobada por unanimidad.

SEGUNDO: EN CASO DE SER APROBADO EL PUNTO ANTERIOR, CONSIDERAR Y RESOLVER SOBRE LA MODIFICACIÓN DE LA CLÁUSULA DÉCIMA QUINTA DE LOS ESTATUTOS SOCIALES DE LA EMPRESA.

El Sr. **LUIS EMILIO VELUTINI** manifestó a la Asamblea de Accionistas que en razón de la aprobación del punto primero de la convocatoria, se sometía a consideración de la Asamblea de Accionistas la modificación de la **CLAUSULA DECIMA QUINTA** de los Estatutos Sociales, relacionada a la materia aprobada en el punto anterior.

En este momento, tomó la palabra el Secretario de la Asamblea quien procedió a dar lectura al artículo que estaba siendo sometido a la consideración de la Asamblea de Accionistas a efectos de su modificación, de la siguiente manera:

> "***DECIMA QUINTA:*** *Los miembros principales y suplentes de la Junta Directiva serán elegidos por períodos de tres (3) años, podrán ser reelectos y permanecerán en sus cargos hasta tanto sean designados los que los sustituyan y éstos hayan tomado posesión efectiva de sus cargos.*

Cada Director, antes de entrar en ejercicio de su cargo, depositará o hará depositar cinco (5) Acciones en la caja social de la compañía, a los fines previstos en el Artículo 244 del Código de Comercio vigente. Una vez vencido el primer período. de tres (3) años de gestión de la Junta Directiva, cada año se nombrarán tres (3) nuevos Directores Principales y los Suplentes que correspondan según el mecanismo previsto en este mismo artículo.

El primer año que corresponda hacer la renovación parcial de Directores serán electos por tres (3) años, los Directores Principales identificados con los números 8, 9 y 10 y el Suplente identificado con el número 4. El segundo año serán electos por tres (3) años, los Directores Principales identificados con los números 5, 6 y 7 y el Suplente identificado con el número 3. El tercer año serán electos por tres (3) años, los Directores Principales identificados con los números 1, 2, 3 y 4 y los Suplentes identificados con los números 1 y 2. Los Directores a quienes no corresponda la renovación de su designación, quedarán ratificados en la respectiva Asamblea, solo para el lapso que falte para el vencimiento de su período. Esta regla se aplicará consecutivamente, en la misma forma, cada vez que ocurra el vencimiento del período de gestión a algún grupo de Directores".

Sometido a la consideración de la Asamblea, el Sr. **GUSTAVO EMILIO GARCIA**, antes identificado, tomó la palabra para proponer la aprobación de la modificación de la cláusula **DECIMA QUINTA** de los Estatutos Sociales de la empresa en los términos anteriormente indicados, lo cual debidamente apoyado se sometió a consideración de los Accionistas presentes, y el cual fue aprobado por unanimidad.

TERCERO: CONSIDERAR Y RESOLVER SOBRE LA NECESARIA REDUCCIÓN DEL CAPITAL SOCIAL DE LA EMPRESA, EN CONFORMIDAD CON EL PLAN DE RECOMPRA APROBADO EN LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS DE FECHA SIETE (07)

REVISADO F.V.I. Fondo de Valores Inmobiliarios CONSULTORÍA JURÍDICA

OCTUBRE DE 2003, Y DE ACUERDO A LO INDICADO EN LOS ARTÍCULOS 55 Y 56 DE LA LEY DE MERCADO DE CAPITALES.

El Sr. **LUIS EMILIO VELUTINI** informó a los presentes, que de acuerdo con el mandato otorgado a la Junta Directiva de la empresa por la Asamblea General Extraordinaria de Accionistas celebrada el siete (07) de Octubre de 2.003, con el objeto de implementar un Plan de recompra de Acciones clase "B" de la compañía o de ADR'S representativos de las mismas, hasta por un monto equivalente al **QUINCE POR CIENTO (15%)** del capital social, todo ello según lo previsto en la Ley de Mercado de Capitales. Durante los seis (6) meses siguientes a la publicación de la referida Asamblea de Accionistas, la empresa implementó el referido plan de recompra de acciones, y adquirió la cantidad de **DOSCIENTAS CINCUENTA Y CUATRO MILLONES QUINIENTAS NOVENTA Y DOS MIL SEISCIENTAS VEINTICINCO (254.592.625) ACCIONES CLASE "B"**, equivalentes al **SEIS PUNTO CERO DOS POR CIENTO (6.02%)** del capital social de la empresa, las cuales serán destinadas a una reducción de capital en la empresa de conformidad con la Ley de Mercado de Capitales.

En consecuencia de lo anterior, el nuevo capital social de la compañía será de la cantidad de **TREINTA Y NUEVE MIL SETECIENTOS VEINTE MILLONES CIENTO CUATRO MIL TRESCIENTOS NOVENTA BOLIVARES CON 00/100 CENTIMOS (Bs. 39.720.104.390,00)**, dividido en un total de **TRES MIL NOVECIENTAS SETENTA Y DOS MILLONES DIEZ MIL CUATROCIENTAS TREINTA Y NUEVE (3.972.010.439) ACCIONES** de la siguiente manera:

a) **CUATROCIENTAS NOVENTA Y SIETE MILLONES CUATROCIENTAS VEINTINUEVE MIL UNA (497.029.001) ACCIONES CLASE "A"**; todas nominativas, no convertibles al portador, con un valor nominal de **DIZ BOLIVARES CON CERO CENTIMOS (Bs. 10,00)**

b) **TRES MIL CUATROCIENTAS SETENTA Y CUATRO MILLONES QUINIENTAS OCHENTA Y UN MIL CUATROCIENTAS TREINTA Y OCHO (3.474.581.438) ACCIONES CLASE "B"**, todas nominativas, no convertibles al portador, con un valor nominal de **DIEZ BOLIVARES CON CERO CENTIMOS (Bs. 10,00)** cada una.

Sometido a la consideración de la Asamblea, el Sr. **GUSTAVO EMILIO GARCIA**, ates identificado, tomó la palabra para proponer la aprobación del proceso del Plan de Recompra de Acciones de la empresa, los resultados presentados por la Junta Directiva de la compañía sobre esta materia, así como la reducción del capital social de la empresa de conformidad con lo antes señalado y las disposiciones de la Ley de Mercado de Capitales, lo cual debidamente apoyado se sometió a consideración de los Accionistas presentes y fue aprobado por unanimidad.

CUARTO: EN CASO DE SER APROBADO EL PUNTO ANTERIOR, CONSIDERAR Y RESOLVER ACERCA DE LA MODIFICACIÓN DE LAS CLÁUSULAS QUINTA Y VIGÉSIMA NOVENA DE LOS ESTATUTOS SOCIALES DE LA COMPAÑÍA, EN VIRTUD DE LA REDUCCIÓN DE CAPITAL SOCIAL REALIZADA.

El Sr. **LUIS EMILIO VELUTINI** manifestó a la Asamblea de Accionistas que en razón de la reducción del capital social aprobado en el punto anterior, era conveniente modificar las cláusulas **QUINTA** y **VIGÉSIMA NOVENA** de los Estatutos Sociales de la compañía, de forma tal de adaptarlos a los puntos acordados en la presente Asamblea de Accionistas.

En este momento, tomó la palabra el Secretario de la Asamblea quien procedió a dar lectura a los artículos que estaban siendo sometidos a la consideración de la Asamblea de Accionistas a efectos de su modificación, de la siguiente manera:

"*QUINTA*: *El capital social de la compañía es de la cantidad de* ***TREINTA Y NUEVE MIL SETECIENTOS VEINTE MILLONES CIENTO CUATRO MIL TRESCIENTOS NOVENTA BOLIVARES CON CERO CENTIMOS (Bs. 39.720.104.390,00),*** *dividido en un total de* ***TRES MIL NOVECIENTAS SETENTA Y DOS MILLONES DIEZ MIL CUATROCIENTAS TREINTA Y NUEVE (3.972.010.439) Acciones*** *de las cuales,* ***CUATROCIENTAS NOVENTA Y SIETE MILLONES CUATROCIENTAS VEINTINUEVE MIL UNA***

(497.429.001) *son* ***ACCIONES CLASE "A"*** *y* ***TRES MIL CUATROCIENTAS SETENTA Y CUATRO MILLONES QUINIENTAS OCHENTA Y UN MIL CUATROCIENTAS TREINTA Y OCHO (3.474.581.438)*** *son* ***ACCIONES CLASE "B"****, todas nominativas, no convertibles al portador, con un valor nominal de DIEZ BOLIVARES CON CERO CENTIMOS (Bs. 10,00) cada una. Las Acciones comunes podrán ser denominadas Clase "A" y Clase "B", las denominadas Clase "A", corresponden a las Acciones existentes con anterioridad al aumento de capital aprobado en la Asamblea de Accionistas de fecha 15 de Octubre de 1.996; y las Clase "B", las emitidas con posterioridad. En lo sucesivo cualquier nueva acción proveniente de una nueva emisión será denominada Clase "B", salvo las Acciones que sean suscritas por accionistas titulares de Acciones Clase "A", las cuales mantendrán la denominación de Acciones Clase "A". A los titulares de las Acciones Clase "A", además de las atribuciones generales que la Ley confiere a los accionistas de una empresa, de participar y votar en todas las deliberaciones y decisiones ordinarias y extraordinarias de la sociedad, se les ha conferido el derecho exclusivo de: a) Designar al Presidente de la compañía; b) Designar los Directores Principales y sus Suplentes; y c) Designar a los Representantes Judiciales de la sociedad. El ejercicio de este derecho de designación corresponderá en exclusiva a los titulares de las Acciones Clase "A", siempre y cuando dichas Acciones Clase "A" representen, al menos, el diez por ciento (10%) del capital social. Solamente los accionistas titulares de Acciones Clase "A" podrán solicitar que las Acciones que suscriban en los aumentos de capital que se realicen en la compañía, sean denominadas Clase "B", e igualmente podrán suscribir Acciones Clase "B" en los aumentos de capital que se realicen en la Compañía; y asimismo, a su sola voluntad, solamente los accionistas titulares de Acciones Clase "A" podrán solicitar la conversión de cualquier número de Acciones Clase "A" en Acciones Clase "B". A los titulares de las Acciones Clase "B" les corresponden igualmente las atribuciones generales que la Ley confiere a cualquier accionista de una empresa,*

de participar y votar en las deliberaciones y decisiones ordinarias y extraordinarias de la sociedad, con la sola limitación establecida en esta misma cláusula que confiere derecho exclusivo a los titulares de Acciones Clase "A", para designar a todos los miembros de la Junta Directiva y a los Representantes Judiciales de la empresa. "

Seguidamente, el Secretario dio lectura a la Cláusula **VIGESIMA NOVENA** de los Estatutos Sociales de la compañia:

"**VIGÉSIMA NOVENA:** El capital social de la empresa es de **TREINTA Y NUEVE MIL SETECIENTOS VEINTE MILLONES CIENTO CUATRO MIL TRESCIENTOS NOVENTA BOLIVARES CON 00/100 CENTIMOS (Bs. 39.720.104.390,00),** dividido en un total de **TRES MIL NOVECIENTAS SETENTA Y DOS MILLONES DIEZ MIL CUATROCIENTAS TREINTA Y NUEVE (3.972.010.439)** Acciones, de las cuales **CUATROCIENTAS NOVENTA Y SIETE MILLONES CUATROCIENTAS VEINTINUE MIL UNA (497.429.001)** son **ACCIONES CLASE "A"** y **TRES MIL CUATROCIENTAS SETENTA Y CUATRO MILLONES QUINIENTAS OCHENTA Y UN MIL CUATROCIENTAS TREINTA Y OCHO (3.474.581.438)** son **ACCIONES CLASE "B".** El capital social de la empresa se encuentra íntegramente suscrito y pagado de conformidad con listado emanado por el Agente de Traspaso de la empresa, **BANCO VENEZOLANO DE CREDITO**, el cual se anexa a la presente Acta."

Sometido a la consideración de la Asamblea, el Sr. **GUSTAVO EMILIO GARCIA**, antes identificado, tomó la palabra para proponer la aprobación de la modificación de las cláusulas **QUINTA** y **VIGÉSIMA NOVENA** de los Estatutos Sociales de la empresa de la forma antes señalada, lo cual debidamente apoyado se sometió a consideración de los Accionistas presentes, fue aprobado por unanimidad.

De igual manera, la Asamblea acordó notificar a la Comisión Nacional de Valores de lo resuelto en la presente Asamblea a efectos de la inscripción de las nuevas Acciones en el Registro Nacional de Valores.

QUINTO: CONSIDERAR Y RESOLVER ACERCA DE LA CONVENIENCIA DE EMITIR CUALQUIER TIPO DE OBLIGACIONES, OBLIGACIONES CONVERTIBLES, BONOS, PAPELES COMERCIALES, DERIVATIVOS O TÍTULOS DE PARTICIPACIÓN HASTA POR LA CANTIDAD DE SETENTA Y CINCO MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CERO CENTIMOS (US$ 75.000.000,00), O SU EQUIVALENTE EN BOLÍVARES, EN LOS TÉRMINOS Y CONDICIONES QUE APRUEBE LA JUNTA DIRECTIVA DE LA COMPAÑÍA, Y DE CONFORMIDAD CON LO ESTABLECIDO EN LA LEY DE MERCADO DE CAPITALES.

El Sr. **LUIS EMILIO VELUTINI** manifestó a la Asamblea de Accionistas que visto la aprobación por unanimidad del punto anterior, pasarían a considerar el **PUNTO QUINTO** del Orden del Día relacionado a la conveniencia para la empresa de emitir cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de **SETENTA Y CINCO MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CERO CENTIMOS (US$ 75.000.000,00)**, o su equivalente en Bolívares, y delegar en la Junta Directiva de la compañía la fijación de los términos y condiciones para cada una de las emisiones, todo de conformidad con lo indicado en la Ley de Mercado de Capitales.

Seguidamente, el Sr. **LUIS EMILIO VELUTINI** explicó las ventajas del mercado de valores para la compañía, e indicó que se está solicitando esta autorización a la Asamblea de Accionistas en virtud de la conveniencia de migrar un alto porcentaje de la deuda financiera al mercado de capitales, por los siguientes factores fundamentales: (i) Tamaño de Mercado; (ii) Atomización de la deuda; (iii) Plazos; (iv) Costo de financiamiento que oscila entre 5 y 7 puntos menos que el sector financiero; y (v) Mantener posición en el mercado de capitales.

Así mismo, informó a la Asamblea que era necesario facultar suficientemente a la Junta Directiva de la empresa para realizar esta emisión de obligaciones, así como para seleccionar el tipo del título valor a emitir y los términos, moneda, condiciones y costos de cada emisión, con el objeto de contar con suficiente

flexibilidad para aprovechar las mejores oportunidades que ofrezca el mercado, tanto en plazo como en tasas y condiciones.

Sometido a la consideración de la Asamblea la aprobación del **PUNTO QUINTO** de la Convocatoria, momento en el cual tomó la palabra el Sr. **JAVIER GARRIDO,** antes identificado, y propuso su aprobación, lo cual debidamente apoyado se sometió a consideración de los Accionistas presentes y fue aprobado por unanimidad, con expresa mención que se delega en la Junta Directiva de la compañía la fijación de los términos y condiciones para cada una de las emisiones, todo de conformidad con lo indicado en la Ley de Mercado de Capitales.

SEXTO: CONSIDERAR Y RESOLVER ACERCA DE LA DESIGNACIÓN DEL REPRESENTANTE COMÚN PROVISIONAL DE LOS OBLIGACIONISTAS Y FIJAR SU REMUNERACIÓN.

El Presidente, Sr. **LUIS EMILIO VELUTINI URBINA**, explicó a la Asamblea que de conformidad con la Ley de Mercado de Capitales y dada la aprobación del punto anterior, se hacía necesario que la Asamblea designara el representante común provisional de los obligacionistas y se delegara en la Junta Directiva de la empresa establecer los términos y condiciones de su contratación, así como la remuneración de este representante.

Sometido a la consideración de la Asamblea la aprobación del **PUNTO SEXTO** de la Convocatoria, tomó la palabra el Sr. **GUSTAVO EMILIO GARCIA,** antes identificado, y propuso la designación de **BANESCO, Banco Universal, C.A.** como representante común provisional de los obligacionistas, solicitando se delegara en la Junta Directiva de la empresa determinar los términos y las condiciones de su contratación, lo cual debidamente apoyado fue aprobado por unanimidad; delegándose expresamente en la Junta Directiva de la empresa fijar los términos y condiciones de esta contratación, así como la remuneración mensual que percibirá el representante común provisional de los obligacionistas.

10

REVISADO
F.V.I.
Fondo de Valores Inmobiliarios
CONSULTORÍA JURÍDICA

SEPTIMO: CONSIDERAR Y RESOLVER SOBRE LA CONVENIENCIA DE FACULTAR A LA JUNTA DIRECTIVA PARA QUE ESTE SUFICIENTEMENTE AUTORIZADA PARA ADQUIRIR ACCIONES DE LA COMPAÑÍA HASTA POR UN MONTO EQUIVALENTE AL QUINCE POR CIENTO (15%), SEGÚN LO PREVISTO EN LA LEY DE MERCADO DE CAPITALES.

El Presidente de la empresa, Sr. **LUIS EMILIO VELUTINI** tomó la palabra y sometió a la consideración de la Asamblea el **PUNTO SEPTIMO** del Orden del Día, es decir, la conveniencia para la compañía de facultar suficientemente a la Junta Directiva de la empresa para que esté suficientemente autorizada a efectos de adquirir acciones de la compañía hasta por un monto equivalente al **QUINCE POR CIENTO (15%)** del capital social, así como enajenarlas cuando lo estime conveniente, todo ello según lo previsto en la Ley de Mercado de Capitales.

Continuó con su explicación el Sr. **LUIS EMILIO VELUTINI** y propuso la aprobación de un plan de recompra Acciones Clase B de la compañía o de ADR'S representativos de las mismas, las cuales se adquirirán siempre a través de la Bolsa de Valores o, en su caso, a través del mercado de Nueva York, a su valor de mercado.

De igual manera, el Sr. **LUIS EMILIO VELUTINI** indicó que el número máximo de acciones a adquirir y su precio dependerá de aquellas que se adquieran a valor de mercado, pagadero de contado por un monto máximo de adquisición por acción de hasta de **OCHO DÓLARES DE LOS ESTADOS UNIDOS DE AMÉRICA (US$ 8,00)** por cada **ADR** o su equivalente en Bolívares para el momento de cada operación. El plazo del plan será de **SEIS (6) MESES** contados a partir de la publicación de esta Asamblea.

De inmediato se sometió a la consideración de la Asamblea la aprobación o improbación de la adquisición de acciones de la compañía hasta por un monto equivalente al **QUINCE POR CIENTO (15 %)** del capital pagado, y a un precio de hasta de **OCHO DÓLARES DE LOS ESTADOS UNIDOS DE AMÉRICA (US$8,00)** por cada **ADR** ó su equivalente en Bolívares para el momento de la operación, cuando lo estime conveniente la Junta Directiva.

En este momento tomó la palabra el Sr. **GUSTAVO EMILIO GARCIA**, para proponer sea autorizado por esta Asamblea facultar a la Junta Directiva de la empresa para que esté suficientemente autorizada para adquirir acciones de la

compañía hasta por un monto equivalente al quince por ciento (15%), según lo previsto en la Ley de Mercado de Capitales, lo cual debidamente apoyado fue aprobado por unanimidad; delegándose expresamente en la Junta Directiva de la empresa fijar los términos y condiciones relacionados a este punto y su implementación.

A los únicos fines de dar cumplimiento a lo establecido en el Artículo 117 de la Ley del Banco Central de Venezuela, se establecen como equivalencias cambiarias, considerando una tasa de cambio referencia de **UN MIL NOVECIENTOS VEINTE BOLIVARES CON 00/100 CENTIMOS (Bs. 1.920,00)** por cada Dólar de los Estados Unidos de América las siguientes:

MONTO EN DOLARES	***MONTO EN BOLIVARES***
US$ 75.000.000,00	Bs. 144.000.000.000,00
US$ 8,00	Bs. 15.360,00

Finalmente la Asamblea resolvió autorizar al Secretario de la misma, Sr. **JUAN ANDRES WALLIS,** venezolano, mayor de edad, domiciliado en la ciudad de Caracas y titular de la Cédula de Identidad N° 6.815.777, procediendo en su carácter de Secretario de la Asamblea General Extraordinaria de Accionistas, para que realice los trámites de registro y publicación de la presente acta y su correspondiente participación. No habiendo más asuntos que tratar se levantó la reunión. Firman todos los asistentes a la Asamblea.

JUAN ANDRES WALLIS

CARACAS, Once ... (11) DE Enero ...

DEL AÑO DOS MIL CINCO (FDOS.) GUSTAVO EMILIO GARCIA , Dra. Carmen Aurora Marcano Marín . SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA Nº: 102341

6/MO

Dra. Carmen Aurora Marcano M...

REGISTRADORA MERCANTIL SEGUNDA

Minutes of the Special General Shareholders Meeting of F.V.I. Fondo de Valores Inmobiliarios S.A.C.A. held on November 12, 2004

Under the Presidency of **Mr. Luis Emilio Velutini Urbina**, the Special General Shareholders Meeting was declared validly constituted, and open. Subsequently, the Secretary informed that the Transfer Agent, **VENEZOLANO DE CREDITO S.A., BANDO UNIVERSAL**, had informed that, there were represented at the Meeting, a total of **THREE THOUSAND SEVEN NINETY SIX MILLION EIGHT HUNDRED THREE THOUSAND FOUR HUNDRED AND NINETY TWO (3,796,803,492) SHARES**, which represent **EIGHTY NINE POINT EIGHT HUNDRED AND THIRTY ONE PER CENT (89.831%)** of the entirety of the Shares of the Company and **NINETY FIVE POINT EIGHT HUNDRED AND FIFTY ONE PER CENT (95.851%)** of the outstanding Shares.

Order of the Day:

FIRST: TO CONSIDER AND RESOLVE ABOUT THE MODIFICATION OF THE PROCEDURE TO DESIGNATE THE MEMBERS OF THE BOARD OF DIRECTORS, WITH REGARD TO THE TERM OF THEIR DESIGNATION AND THE OPPORTUNITY OF THEIR APPOINTMENT.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, it was unanimously approved, that the members of the Board of Directors last on the exercise of their functions, **THREE (3) YEARS**, instead of **ONE (1) YEAR**, and that they be elected in an alternate way, for periods of **THREE (3) YEARS**, in groups of Directors.

SECOND: IN CASE THE FOREGOING POINT IS APPROVED, TO CONSIDER AND RESOLVE ABOUT THE MODIFICATION OF CLAUSE FIFTEENTH OF THE BY-LAWS OF THE COMPANY.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, the modification of **CLAUSE FIFTEENTH** of the By-Laws of the Company was unanimously approved, to read as follows:

> "**FIFTEENTH**": The Directors and Alternate Directors of the Board of Directors will be elected for periods of three (3) years, they can be re-elected and will remain in their duties until those appointed to replace them and have effectively assumed their duties. Each Director before assuming his position will deposit or have deposit in the

Treasury of the Company five (5) Shares of the Company, in order to comply with what is foreseen in article 244 of the Commercial Code in force. Once expired the first three (3) years period of management by the Board of Directors each year three (3) new Directors and the corresponding alternates will be appointed according to the procedure foreseen in this same article. For the first year, when it corresponds to make the partial renewal of the Directors identified with numbers 8, 9 and 10 and the alternate identified with number 4 will be elected for three (3) years. The second year the Directors identified with numbers 5, 6 and 7 and the alternate identified with the number three (3) will be elected for three (3) years. The third year the Directors identified with numbers 1, 2, 3 and 4 and the alternates identified with the numbers 1 and 2 will be elected for three (3) years. The Directors, to whom the renewal of their designation does not correspond, will be ratified in the corresponding Shareholders Meeting, only for the lapse remaining until the expiration of their period. This rule will be applied consecutively, in the same way each time the period of management of any group of Directors expires.

THIRD: TO CONSIDER AND RESOLVE ABOUT THE NECESSARY REDUCTION OF THE CORPORATE CAPITAL OF THE COMPANY, IN ACCORDANCE WITH THE REPURCHASE PLAN APPROVED BY THE SPECIAL GENERAL SHAREHOLDERS MEETING HELD ON OCTOBER 7, 2003, AND IN ACCORDANCE WITH WHAT IS INDICATED IN ARTICLES 55 AND 56 OF THE CAPITAL MARKET LAW.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, The Reduction of the Corporate Capital of the Company, in accordance with the Repurchase Plan approved. The new Corporate Capital of the Company was unanimously approved to be the amount of **THIRTY NINE THOUSAND SEVEN HUNDRED TWENTY MILLION ONE HUNDRED FOUR THOUSAND THREE HUNDRED AND NINETY BOLIVAR'S WITH 00/100 (BS. 39,720,104,390.00).**

FOURTH: IN THE CASE THAT THE FOREGOING POINT IS APPROVED, TO CONSIDER AND RESOLVE ABOUT THE MODIFICATION OF CLAUSES FIFTH AND TWENTY-NINTH OF THE

BY-LAWS OF THE COMPANY, DUE TO THE REALIZED REDUCTION OF THE CORPORATE CAPITAL.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, the need to modify **CLAUSES FIFTH** and **TWENTY-NINTH** of the By-Laws of the Company were unanimously approved to read as follows:

> "**FIFTH**: The Corporate Capital of the Company is the amount of **THIRTY NINE THOUSAND SEVEN HUNDRED TWENTY MILLION ONE HUNDRED FOUR THOUSAND THREE HUNDRED AND NINETY BOLIVAR'S WITH 00/100 (Bs. 39,720,104,390,00)** divided into a total of **THREE THOUSAND NINE HUNDRED SEVENTY TWO MILLION TEN THOUSAND FOUR HUNDRED AND THIRTY NINE (3,972,010,439) SHARES**, of which **FOUR HUNDRED NINETY SEVEN MILLION FOUR HUNDRED TWENTY NINE THOSAND AND ONE (497.429.001) ARE CLASS "A SHARES** and **THREE THOUSAND FOUR HUNDRED SEVENTY FOUR MILLION FIVE HUNDRED EIGHTY ONE THOUSAND FOUR HUNDRED AND THIRTY EIGHT (3,474,581,438) ARE CLASS "B" SHARES**, all of them nominated, non convertible to bearer, with a nominal value of TEN BOLIVAR'S WITH 00/100 (Bs. 10,00) each one. The common Shares can be denominated Class "A" and Class "B"; those denominated Class "A", correspond to Shares already existing before the Capital increment approved by the Shareholders Meeting dated October 15, 1996; and the Class "B", those issued later. From now on any new Shares coming from a new issuance will be denominated Class "B", except for the Shares that are subscribed by shareholders of Class "A" Shares, which will maintain the denomination Class "A". To the holders of Class "A" Shares, besides those general attributes ascribed by law to the Shareholders of a company to participate and vote in all the deliberations and ordinary or extraordinary decisions of the Company, it is granted the exclusive right to: a) Designate the President of the Company; b) Designate the Directors and their Alternate; c) Designate the Legal Representatives of the Company. The exercise of this designation right will correspond exclusively to the holders of Class "A" Shares, as long as such Class "A" Shares represents, at least ten per cent (10%) of the Corporate Capital. Only holders of Class "A" Shares

will be able to request that the Shares by them subscribed by the Capital Increments to be realized by the Company, be denominated Class "B", likewise they will be able to subscribe Class "B" Shares in the Capital Increments to be realized by the Company; also, at their own will, only Shareholders of Class "A" Shares will be able to request the conversion of any number of Class "A" Shares into Class "B" Shares. To the holders of Class "B" Shares also corresponds the general attributions granted by law to any Share holder of a Company to participate and vote in the deliberations and ordinary or extraordinary decisions of the Company, with the only limitation established in this same Clause that grant exclusive right to the holders of Class "A" Shares, to designate all the members of the Board of Directors and the Legal Representatives of the Company."

"**TWENTY-NINTH:** The Corporate Capital of the Company is **THIRTY NINE THOUSAND SEVEN HUNDRED TWENTY MILLION ONE HUNDRED FOUR THOUSAND THREE HUNDRED AND NINETY BOLIVAR'S WITH 00/100 (Bs. 39,720,104,390.00)**, divided into a total of **THIRTY NINE THOUSAND NINE HUNDRED SEVENTY TWO MILLION TEN THOUSAND FOUR HUNDRED AND THIRTY NINE (39,720,010,439)** Shares, of which **FOUR HUNDRED NINETY SEVEN MILLION FOUR HUNDRED TWENTY NINE AND ONE (497,429,001) are CLASS "A" SHARES** and **THREE THOUSAND FOUR HUNDRED SEVENTY FOUR MILLION FIVE HUNDRED EIGHTY ONE THOUSAND FOUR HUNDRED AND THIRTY EIGHT (3,474,581,438) ARE CLASS "B" SHARES**. The Corporate Capital of the Company is totally subscribed and paid-in, all in accordance with the list provided by the Transfer Agent of the Company, **BANCO VENEZOLANO DE CREDITO**, which is annexed to this minute."

Likewise, the Meeting agreed to notify the National Securities and Exchange Commission of what was resolved in this Meeting, so as to the inscription of the Shares in the National Registry of Securities.

<u>FIFTH</u>: TO CONSIDER AND RESOLVE ABOUT THE CONVENIENCE OF THE ISSUANCE OF ANY TYPE OF OBLIGATIONS, CONVERTIBLE OBLIGATIONS, BONDS, COMMERCIAL PAPERS, DERIVATIVES OR PARTICIPATION TITLES UP TO THE QUANTITY OF SEVENTY FIVE MILLION DOLLARS OF THE UNITED STATES OF AMERICA WITH 00/100 (US$. 75,000,000.00), OR ITS EQUIVALENT IN BOLIVAR'S, IN THE TERMS AND CONDITIONS APPROVED BY THE BOARD OF DIRECTORS AND IN ACCORDANCE WITH WHAT IT IS ESTABLISHED BY THE CAPITAL MARKET LAW.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, it was unanimously approved, with the express mention that it is delegated on the Board of Directors of the Company the establishment of the terms and conditions for each one of the bonds, all in accordance with what is established by the Capital Market Law.

<u>SIXTH:</u> TO CONSIDER AND RESOLVE ABOUT THE APPOINTMENT OF THE COMMON PROVISIONAL REPRESENTATIVE OF THE BOND HOLDERS AND TO ESTABLISH HIS REMUNERATION,

<u>RESOLUTION</u>: Submitted to the consideration of the Shareholders Meeting, the appointment of **BANESCO, Banco Universal**, as Common Provisional Representative of the bond holders, and the request to delegate on the Board of Directors the establishment of the terms and conditions of their contract as well as the monthly remuneration of the Common Provisional Representative of the Bond Holders, was unanimously approved.

<u>SEVENTH</u>: TO CONSIDER AND RESOLVE ABOUT THE CONVENIENCE TO ALLOW THE BOARD OF DIRECTORS TO BE SUFFICIENTLY AUTHORIZED TO ACQUIRE SHARES OF THE COMPANY UP TO AN AMOUNT EQUIVALENT TO FIFTEEN PER CENT (15%), ACCORDING TO WHAT IT IS FORESEEN IN THE CAPITAL MARKET LAW.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, the acquisition of Shares of the Company up to an amount equivalent to **FIFTEEN PER CENT (15%)** of the paid-in Capital, at a price up to **EIGHT DOLLARS** of the United States of America (US$ 8.00) for each **ADR** or its equivalent in Bolivar's at the moment of the purchase, according to what is foreseen in the Capital Market Law, when the Board of Directors considers it convenient, and also the proposal

to enable the Board of Directors to be sufficiently authorized to purchase said Shares, delegating expressly on the Board of Directors the establishment of the terms and conditions related to this point, and its implementation. Was unanimously approved.

Registration Data: The notification of the Minutes of the Ordinary Shareholders Meeting of **F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A.**, held on November 12, 2004, was registered before the Second Mercantile Registry of the Judicial Circumscription of the Capital District and Miranda State on January 11, 2005, under No. 18, Volume 3-A-Second.

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL SEGUNDO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

Dra. Carmen Aurora Marcano Marín, REGISTRADORA MERCANTIL SEGUNDA DE

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 231-A-Sdo... Número: 73 del año 2005

así como la participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
F.V.I. FONDO DE VALORES INMOBILIARIOS S.A.C.A.
24/11.

REPÚBLICA BOLIVARIANA DE VENEZUELA
REGISTRO MERCANTIL II DE LA
CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO
CAPITAL Y ESTADO MIRANDA
INUTILIZADO

CIUDADANO

REGISTRADOR MERCANTIL SEGUNDO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO FEDERAL Y ESTADO MIRANDA.

SU DESPACHO.- **EXPEDIENTE Nº 375376**

Yo, **JUAN ANDRES WALLIS**, venezolano, mayor de edad, domiciliado en la ciudad de Caracas y titular de la Cédula de Identidad Nº 6.815.777, procediendo en mi carácter de Secretario de la Asamblea General Ordinaria de Accionistas de la empresa **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, sociedad de este domicilio, inscrita en el Registro Mercantil a su digno cargo en fecha 12 de marzo de 1992, bajo el Nº 77, Tomo 102-A Sgdo., ante usted con el debido respeto ocurro y expongo:

Consta de copia certificada que acompaño para ser agregada al expediente abierto a nombre de mi representada en esa Oficina de Registro a su digno cargo, que en la Asamblea General Ordinaria de Accionistas de **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, celebrada el día viernes, once (11) de Noviembre de 2.005, a las 5:00 p.m., se acordó lo siguiente:

PRIMERO: Informe que presenta la Junta Directiva de la Compañía.

SEGUNDO: Considerar y resolver acerca de la aprobación o modificación de los Estados Financieros de la Compañía correspondientes al ejercicio económico comprendido entre el 01 de Julio de 2004 y el 30 de Junio de 2005, con vista al Informe de los Comisarios.

TERCERO: En caso de ser aprobados los Estados Financieros de la Compañía, de acuerdo al punto anterior, considerar y resolver sobre el dividendo a ser repartido entre los accionistas.

CUARTO: Considerar y resolver acerca de la designación de los Representantes Judiciales de la Empresa.

QUINTO: Considerar y resolver acerca del nombramiento de los Comisarios y fijar su remuneración.

REGISTRO MERCANTIL II
CANCELADO

REGISTRO MERCANTIL II
☐ SOLV. IMP.
☐ C. BCO.
☐ CARTA B.
☐ INV.
☐ SIEX
☑ BALANCE

SEXTO: Considerar y resolver acerca del nombramiento de los Auditores Externos de la Compañía.

Hago a usted esta participación a los fines de su registro, fijación y publicación y ruego se sirva ordenar me expidan dos (2) copias certificadas de la misma.

Caracas, en la fecha de su otorgamiento.

JUAN ANDRES WALLIS

REV:
FECHA: 23-10-05

"REPUBLICA BOLIVARIANA DE VENEZUELA". ABOGADA. DALIA ROJAS MONTERO. NOTARIO PUBLICO (TITULAR) SEPTIMO DEL MUNICIPIO CHACAO DEL ESTADO MIRANDA. EL ROSAL, Veintitrés (23) de Noviembre de Dos Mil Cinco (2.005). 195° y 146°. El anterior documento redactado por el Abogado: JUAN A. WALLIS B., inscrito con el Inpreabogado bajo el N°: 26.281. presentado para su AUTENTICACIÓN Y DEVOLUCIÓN. Planilla No. 51279, de fecha: 22-11-2.005. Presentes sus Otorgantes dijeron llamarse: **JUAN ANDRES WALLIS**, mayores de edad, domiciliado(s) en: Caracas, de ... Nacionalidad: Venezolanos, de Estado Civi casado,

Portador(es) de la(s) Cédula(s) de Identidad No.(s). V-6.815.777. Leídole (s) y confrontado el original con sus fotocopias y firmadas en éstas y en el original, el(los) otorgante(s) expusieron: "SU CONTENIDO ES CIERTO MIA(NUESTRAS) LA(S) FIRMA(S) QUE APARECE(N) AL PIE DEL INSTRUMENTO". El Notario en tal virtud lo declara Autenticado en presencia de los testigos: **YVONNE PAIVA e ISABEL FARIAS**, con Cédulas de Identidad Números: V.-11.030.589 Y V.-8.373.987, dejándolo inserto bajo el Nº. 19. Tomo 126. de los Libros de Autenticaciones llevados en esta Notaria.- La Notario Público que suscribe hace constar que tuvo a su vista: Documento Constitutivo Estatutario de la Compañía FVI Fondo de Valores Inmobiliarios, S.A.C.A., inscrita por ante el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda, en fecha: 12-03-1.992, bajo el No. 77, Tomo 102-A-Sgdo.; Documento Constitutivo Estatutario de la Fundación F.V.I. Fondo de Valores Inmobiliarios, inscrita por ante el Registro Inmobiliario del Municipio Chacao del Estado Miranda, en fecha: 05-11-2.003, bajo el No. 16, Tomo 12, Protocolo I; Igualmente hace constar que se le dio estricto cumplimiento a los Establecido en el Artículo 72, Ordinal 2°, de la Ley de Registro Público y del Notariado.- Para este acto se autorizó a: Isabel Farías, con cédula de identidad No. 8373987, Escribiente IV, de ésta Notaría para realizar dicho otorgamiento conforme al Articulo 29 del Reglamento de Notarías Públicas, en: Torre El Samán, Piso 10, hoy a las: ________, a petición de partes interesadas.- ESTE ES COPIA FIEL DEL ORIGINAL.

LA NOTARIO PUBLICO

EL OTORGANTE

JUAN ANDRES WALLIS

LOS TESTIGOS

FUNCIONARIO AUTORIZADO

DR/yp.

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL SEGUNDO
DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, veinticuatro (24) de noviembre del Año dos mil cinco (2.005) 195 y 146. Por presentado el anterior documento por su PRESENTANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por DR.JUAN WALLIS, se inscribe en el Registro de Comercio bajo el N.: -73- TOMO -231-A- SDO.. Derechos Pagados Bs.419030.00 Según Planilla RM N°129258, Banco N°FM02069827 Por Bs.:52920.00. La identificación se efectuó así: GUSTAVO EMILIO GARCIA., C.I: 80.495

Esta inserción y otorgamiento fueron anticipados por urgencia justificada conforme al Artículo No. 31 de la Ley de Arancel Judicial.

La Registradora Mercantil Segunda
Fdo. Dra. Carmen Aurora Marcano Marín

ESTA PAGINA PERTENECE A:
F.V.I. FONDO DE VALORES INMOBILIARIOS S.A.C.A.
DIV/ 24/LL

REPÚBLICA BOLIVARIANA DE VENEZUELA
REGISTRO MERCANTIL II DE LA
CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO
CAPITAL Y ESTADO MIRANDA
INUTILIZADO

Juan A. Wallis B.
ABOGADO
I.P.S.A. 26.283

Yo, **JUAN ANDRES WALLIS,** venezolano, mayor de edad, domiciliado en la ciudad de Caracas y titular de la Cédula de Identidad No. V.-6.815.777, actuando en mi carácter de Secretario de la Asamblea General Ordinaria de Accionistas de la compañía **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, sociedad de este domicilio, debidamente inscrita por ante el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha doce (12) de marzo de 1992, bajo el No. 77, Tomo 102-A Sgdo., certifico: Que ésta es el Acta de la Asamblea General Ordinaria de Accionistas de la empresa, celebrada el once (11) de Noviembre de 2.005, la cual es del tenor siguiente:

FONDO VALORES
INMOBILIARIOS S.A.C.A.

ACTA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

CELEBRADA EN FECHA ONCE (11) DE NOVIEMBRE DE 2.005

En la ciudad de Caracas, siendo las 5:00 p.m. del día Viernes, once (11) de Noviembre de 2.005, se reunieron en las oficinas de la empresa ubicadas en la Avenida Venezuela, Edificio El Samán, Piso 8, Urbanización El Rosal, Caracas, para la celebración de la Asamblea General Ordinaria de Accionistas del **F.V.I FONDO DE VALORES INMOBILIARIOS, S.A.C.A.,** los señores: **LUIS EMILIO VELUTINI URBINA,** venezolano, mayor de edad, de este domicilio y titular de la cédula de identidad No. 3.657.375, actuando en su carácter de Presidente de la compañía; **HORACIO VELUTINI SOSA, PEDRO LOPEZ, LUIS DELGADO LUGO,** en su carácter de Directores Principales de la empresa; y los Sres. **LUIS CARLOS SERRA CARMONA** y **ALVAR NELSON ORTIZ,** en su carácter de Directores Suplentes de la misma. De igual manera, se encontraban presentes las siguientes personas: 1) **WINKLER CARMONA**, en representación de **THE BANK OF NEW YORK,** titular de **TRES MIL CIENTO CINCUENTA Y SEIS MILLONES DOSCIENTOS OCHENTA MIL NOVECIENTAS SESENTA Y CUATRO (3.156.280.964)** Acciones Clase "B"; 2) **HERNAN DELGADO LUGO**, en

representación de **VENEZUELA INVEST, LTD,** titular de **CUATROCIENTAS CINCUENTA Y SIETE MILLONES TRESCIENTAS DIEZ MIL CUARENTA Y DOS (457.310.042)** Acciones Clase "A", 3) **GUSTAVO E. GARCIA**, en representación de: a) **ACTIVALORES SOCIEDAD DE CORRETAJE**, titular de **TRECE MILLONES CUATROCIENTAS SESENTA MIL OCHOCIENTAS OCHENTA Y SIETE (13.460.887)** Acciones Clase "B", b) **ASESORIA FINANCIERA VELUTINI & ASOCIADOS, C.A.**, titular de **UN MILLON OCHENTA MIL OCHOCIENTA OCHENTA Y DOS (1.080.882)** Acciones Clase "A", c) **ASESORIA FINANCIERA VELUTINI & ASOCIADOS, C.A.**, titular de **SETECIENTAS NOVENTA MIL CIENTO CUARENTA Y CINCO (790.145)** Acciones Clase "B", d) **BBO CASA DE BOLSA, C.A.**, titular de **UN MILLON SETECIENTAS NUEVE MIL CINCUENTA Y DOS (1.709.052)** Acciones Clase "B", e) **BENCORP CASA DE BOLSA, C.A.**, titular de **TRES MILLONES NOVECIENTAS TREINTA Y SEIS MIL CIENTO DIEZ (3.936.110)** Acciones Clase "B", f) **ECONOINVEST CASA DE BOLSA, C.A.**, titular de **NOVECIENTAS VEINTICINCO MIL QUINIENTAS VEINTITRES (925.523)** Acciones Clase "B", g) **INVERSIONES MELINVEST, C.A.**, titular de **CUATRO MIL SEISCIENTAS SETENTA Y CUATRO (4.674)** Acciones Clase "B", h) **INVERSIONES MELINVEST, C.A.**, titular de **CUATRO MILLONES OCHOCIENTAS NOVENTA Y UN MIL TRESCIENTAS CUARENTA Y CUATRO (4.891.344)** Acciones Clase "B", i) **INVERSIONES VELUTINI & ASOCIADOS, C.A.**, titular de **SIETE MILLONES QUINIENTAS NOVENTA Y OCHO MIL SETECIENTAS (7.598.700)** Acciones Clase "B", j) **CARMEN MORAIMA MENA RODRIGUEZ**, titular de **CINCUENTA Y UN MIL CUATROCIENTAS SETENTA (51.470)** Acciones Clase "B", k) **MERINVEST SOCIEDAD DE CORRETAJE DE SEGURO**, titular de **CUARENTA Y UN MIL (41.000)** Acciones Clase "B", l) **MONCAIN ASESORES, C.A.**, titular de **CUARENTA Y SEIS MILLONES DOSCIENTAS CUARENTA Y SIETE MIL DOSCIENTAS NOVENTA (46.247.290)** Acciones Clase "B", m) **MULTIPLICAS CASA DE BOLSA, C.A.**, titular de **UN MILLON QUINIENTAS CINCUENTA Y SIETE MIL VEINTICINCO (1.557.025)** Acciones Clase "B", n) **MULTIPLICAS CASA DE BOLSA, C.A.**, titular de **UN MILLON SETECIENTAS SETENTA Y OCHO MIL OCHOCIENTAS CINCUENTA (1.778.850)** Acciones Clase "B", o) **LOLA MERCEDES OSORIO SERPA**, titular de **CIENTO CUARENTA Y NUEVE MIL QUINIENTAS SESENTA Y NUEVE**

(149.569) Acciones Clase "B", p) **MANUEL ANTONIO PUYANA SANTANDER**, titular de **UN MILLON DOSCIENTAS CINCUENTA MIL SETECIENTAS TREINTA Y CINCO (1.250.735)** Acciones Clase "B", q) **IBRAHIM VELUTINI SOSA**, titular de **SETENTA Y SIETE MIL TRESCIENTAS TREINTA Y SIETE (77.337)** Acciones Clase "B", 4) **MANUEL IBAÑEZ**, en representación de: a) **INVERSORA FERIBASAN, C.A.**, titular de **CUATROCIENTAS CUATRO MIL QUINIENTAS CINCUENTA Y OCHO (404.558)** Acciones Clase "B", b) **REPRESENTACIONES REAL TESORO, C.A.**, titular de **CIENTO CINCUENTA Y DOS MIL CUATROCIENTAS OCHENTA Y NUEVE (152.489)** Acciones Clase "B", 5) **FRANCO MASCIOLI**, en representación de: a) **BANCO FEDERAL, C.A.**, titular de **OCHENTA Y UN MILLONES DOSCIENTAS VEINTE MIL SEISCIENTAS CINCUENTA (81.220.650)** Acciones Clase "B", b) **FEDERAL BANCO DE INVERSION**, titular de **QUINCE MILLONES DOSCIENTAS SETENTA MIL (15.270.000)** Acciones Clase "B"; 6) **RAMON RIVAS**, en representación de: a) **BBO ACCIONES FM.I. CAP. ABIERTO, S.A.**, titular de **UNA (01)** Acciones Clase "B", b) **BEAR STEARNS SECURITIES CORP.**, titular de **UN MIL CUATROCIENTAS QUINCE (1.415)** Acciones Clase "B", c) **CANADIAN INTERNATIONAL FUND MANAGE**, titular de **QUINCE (15)** Acciones Clase "B"; d) **CITIGROUP GLOBAL MARKETS INC.**, titular de **CUARENTA Y CUATRO (44)** Acciones Clase "B"; e) **COMMONWEALTH FUNDS MANAGEMENT** LTD, titular de **OCHENTA Y NUEVE (89)** Acciones Clase "B"; f) **DEUTSCHE BANK SECURITIES CORP.**, titular de **CIENTO CINCUENTA Y CUATRO (154)** Acciones Clase "B"; g) **FONDO MUTUAL DE VENEZUELA FONDO MUTUAL**, titular de **UN MILLON SEISCIENTAS SESENTA Y TRES MIL QUINIENTAS SETENTA Y UN (1.663.571)** Acciones Clase "B"; h) **IRSA INTERNATIONAL LIMITED**, titular de **QUINCE MIL OCHOCIENTAS SESENTA Y OCHO (15.868)** Acciones Clase "B"; i) **J.P. MORGAN GLOBAL EMERGING MARKETS**, titular de **CIENTO TREINTA Y OCHO (138)** Acciones Clase "B"; j) **LEHMAN BROTHERS INC.**, titular de **CINCUENTA Y CINCO (55)** Acciones Clase "B"; k) **QUANTUM DOLPHIN PLC**, titular de **CIENTO NOVENTA**

Y SIETE (197) Acciones Clase "B"; 6) **QUANTUM INDUSTRIAL PARTNERS LDC**, titular de **CUARENTA Y SIETE (47)** Acciones Clase "B"; 7) **GIOVANNI ALBANO COSMA**, titular de **SETENTA Y SIETE MIL DOSCIENTAS CINCO (77.205)** Acciones Clase "B"; 8) **JORGE HERNAN CACERES FLORES**, titular de **VEINTICINCO MIL (25.000)**, Acciones Clase "B"; 9) **JOSE ALBERTO FEBRES PEREZ**, titular de **DIEZ MIL CIENTO CINCUENTA (10.150)** Acciones Clase "A" y **ONCE MIL TRESCIENTAS TREINTA Y TRES (11.333)** Acciones Clase "B"; 10) **JUAN BAUTISTA HEREDIA**, titular de **TREINTA MIL CIENTO CIEZ (30.110)** Acciones Clase "B"; 11) **RENE HUMBERTO MARTINEZ LARA**, titular de **CIENTO CUARENTA MIL (140.000)** Acciones Clase "B"; 12) **JOSE RAFAEL SANANEZ CARRANZA**, titular de **TRESCIENTAS OCHO MIL OCHOCIENTAS VEINTITRES (308.823)** Acciones Clase "B", 13) **LEONARDO GARCIA**, titular de **TRES MIL (3.000)** Acciones Clase "A" y de **SEISCIENTAS DOS (602)** Acciones Clase "B". Presentes también se encontraban los Sres. **ALEJANDRO PETIT**, Vicepresidente de Finanzas de la compañía; **JUAN ANDRES WALLIS**, Consultor Jurídico; y el Sr. **RAFAEL RODRIGUEZ**, representante de la Firma de Auditores **KPMG, Alcaraz, Cabrera y Vásquez**, Contadores Públicos.

Una vez verificada la presencia de los accionistas anteriormente mencionados, se designó como Secretario de la Asamblea al Dr. **JUAN ANDRES WALLIS.**

Bajo la Presidencia del Sr. **LUIS EMILIO VELUTINI URBINA**, se declaró válidamente constituida la Asamblea General Ordinaria de Accionistas y abierta la sesión. El Sr. **LUIS EMILIO VELUTINI URBINA** informó a la Asamblea y solicitó dejar constancia en la presente Acta, que del **CIEN POR CIENTO (100%)** del capital social de la empresa, es decir, **TRES MIL NOVECIENTAS SETENTA Y DOS MILLONES DIEZ MIL CUATROCIENTAS TREINTA Y NUEVE (3.972.010.439)** Acciones, se encontraba representado **TRES MIL SETECIENTOS NOVENTA Y OCHO MILLONES CUATROCIENTAS SETENTA Y SEIS MIL NOVECIENTAS SESENTA Y TRES (3.798.476.963) ACCIONES**, existían un porcentaje equivalente a **1,336 %** del capital social de la empresa de Acciones en Tesorería, equivalentes a **CINCUENTA Y TRES MILLONES OCHENTA MIL QUINIENTAS SESENTA Y NUEVE (53.080.569) ACCIONES CLASE "B"**, las cuales de conformidad con lo indicado en la Ley de Mercado de Capitales, no tienen derecho a voto ni a concurrir en la formación del quórum de las Asambleas de Accionistas.

Seguidamente el Secretario de la Asamblea, informó que el Agente de Traspaso, **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL,** le había notificado que restadas las acciones de tesorería, se encontraban presentes en la Asamblea, un total de **TRES MIL SETECIENTAS NOVENTA Y OCHO MILLONES CUATROCIENTAS SETENTA Y SEIS MIL NOVECIENTAS SESENTA Y TRES (3.798.476.963) ACCIONES,** discriminadas en **CUATROCIENTAS CINCUENTA Y OCHO MILLONES CUATROCIENTAS CUATRO MIL SETENTA Y CUATRO (458.404.074) ACCIONES CLASE "A"** que representan el **NOVENTA Y DOS PUNTO CIENTO CINCUENTA Y CINCO POR CIENTO (92.155%),** de las **ACCIONES CLASE "A",** y **TRES MIL TRESCIENTAS CUARENTA MILLONES SETENTA Y DOS MIL OCHOCIENTAS OCHENTA Y NUEVE (3.340.072.889) ACCIONES CLASE "B",** que representan el **NOVENTA Y SEIS PUNTO CIENTO VEINTINUEVE POR CIENTO (96.129%),** de las **ACCIONES CLASE "B",** todo lo cual representa el **NOVENTA Y CINCO PUNTO SEISCIENTAS TREINTA Y UNO POR CIENTO (95.631%)** de la totalidad de las acciones de la compañía y el **NOVENTA Y SEIS PUNTO NOVECIENTOS VEINTISEIS POR CIENTO (96.926%)** de las Acciones en circulación.

A continuación, el Secretario procedió a dar lectura a la Convocatoria publicada en el **Cuerpo A, Página 17** del **Diario EL NACIONAL,** y en el **Cuerpo 3, página 3** del **Diario EL UNIVERSAL,** del día Viernes, 22 de Octubre del año en curso, la cual dice textualmente:

"CONVOCATORIA

*Se convoca a los señores accionistas de la empresa **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, para la Asamblea General Ordinaria de Accionistas que se celebrará el día once (11) de Noviembre del año 2.005, a las 5:00 p.m., en el Piso 8, de la Torre El Samán, ubicada en la Avenida Venezuela, Urbanización El Rosal, Caracas, para tratar los siguientes puntos del Orden del Día, a saber:*

***PRIMERO**: INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE LA COMPAÑÍA.*

SEGUNDO: *CONSIDERAR Y RESOLVER ACERCA DE LA APROBACIÓN O MODIFICACIÓN DE LOS ESTADOS FINANCIEROS DE LA COMPAÑÍA CORRESPONDIENTES AL EJERCICIO ECONÓMICO COMPRENDIDO ENTRE EL 01 DE JULIO DE 2004 Y EL 30 DE JUNIO DE 2005, CON VISTA AL INFORME DE LOS COMISARIOS.*

TERCERO: *EN CASO DE SER APROBADOS LOS ESTADOS FINANCIEROS DE LA COMPAÑÍA, DE ACUERDO AL PUNTO ANTERIOR, CONSIDERAR Y RESOLVER SOBRE EL DIVIDENDO A SER REPARTIDO ENTRE LOS ACCIONISTAS.*

CUARTO: *CONSIDERAR Y RESOLVER ACERCA DE LA DESIGNACION DE LOS REPRESENTANTES JUDICIALES DE LA EMPRESA.*

QUINTO: *CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS COMISARIOS Y FIJAR SU REMUNERACION.*

SEXTO: *CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS AUDITORES EXTERNOS DE LA COMPAÑÍA.*

Caracas, Veintidós (22) de Octubre 2.005

LUIS EMILIO VELUTINI URBINA

Presidente

NOTA: *Los Estados Financieros Auditados y el Informe de los Comisarios, estarán a la disposición de los señores accionistas a partir de la presente fecha, en la sede de la compañía ubicada en la Avenida Venezuela, Edificio El Samán, Piso 4, Urbanización El Rosal, Caracas."*

Seguidamente se procedió a tratar los puntos indicados en la Convocatoria, a saber:

PRIMERO: INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE LA COMPAÑÍA.

De inmediato tomó la palabra el Presidente de la compañía, Sr. **LUIS EMILIO VELUTINI URBINA,** y presentó a la consideración de la Asamblea de Accionistas el informe preparado por la Junta Directiva de la empresa, en el cual se refleja la situación de la misma. Así mismo, el Presidente de la empresa se refirió a la situación actual del mercado inmobiliario, los logros obtenidos por la compañía durante el ejercicio que culminó y que se está sometiendo a la consideración de la Asamblea de Accionistas, explicando que las metas y objetivos trazados se cumplieron a cabalidad.

Sometido a la consideración de la Asamblea, el Sr. **HERNAN DELGADO LUGO,** en representación de **VENEZUELA INVEST, LTD.,** tomó la palabra para proponer la

aprobación del Informe presentado por la Junta Directiva de la compañía, lo cual debidamente apoyado se sometió a consideración de los Accionistas presentes, y fue aprobado por unanimidad.

El Secretario de la Asamblea, Sr. **JUAN ANDRES WALLIS**, expresamente señaló que se dejaba constancia que los Administradores de la compañía se abstuvieron de deliberar y votar sobre lo relacionado con éste punto de la Agenda.

SEGUNDO: CONSIDERAR Y RESOLVER ACERCA DE LA APROBACIÓN O MODIFICACIÓN DE LOS ESTADOS FINANCIEROS DE LA COMPAÑÍA CORRESPONDIENTES AL EJERCICIO ECONÓMICO COMPRENDIDO ENTRE EL 01 DE JULIO DE 2004 Y EL 30 DE JUNIO DE 2005, CON VISTA AL INFORME DE LOS COMISARIOS.

El Presidente de la empresa, Sr. **LUIS EMILIO VELUTINI URBINA**, presentó a la Asamblea de Accionistas los Estados Financieros de la compañía correspondientes al ejercicio económico de la empresa, comprendido entre el 01 de Julio de 2.004 y el 30 de Junio de 2.005, con vista al Informe de los Auditores Externos y el informe de los Comisarios, los cuales estaban a disposición de los accionistas en las oficinas del **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, desde la publicación de la Convocatoria, es decir, el 22 de Octubre del año en curso.

Adicionalmente, el Sr. **LUIS EMILIO VELUTINI** informó que, los Estados Financieros han sido presentados en Bolívares constantes, de acuerdo a los principios contables generalmente aceptados en Venezuela y de acuerdo a la DPC10.

De igual manera, el Sr. **LUIS EMILIO VELUTINI** indicó que los estados financieros están acompañados por el dictamen de los Contadores Públicos independientes **KPMG, Alcaraz, Cabrera y Vásquez,** Contadores Públicos y de los Comisarios de la empresa, para lo cual solicitó al Secretario de la Asamblea, Sr. **JUAN ANDRES WALLIS** dar lectura al Informe de los Comisarios.

Seguidamente, el Sr. **LUIS EMILIO VELUTINI** puso a la consideración de la Asamblea el Segundo Punto del Orden del Día, relativo a la aprobación o improbación de los Estados Financieros de la compañía correspondiente al ejercicio

económico de la empresa, presentados en Bolívares, del período comprendido entre el 01 de Julio de 2.004 y el 30 de Junio de 2.005, con vista al dictamen de los Auditores Externos y el informe de los Comisarios.

Sometido a la consideración de la Asamblea, el Sr. **GUSTAVO EMILIO GARCIA,** antes identificado, tomó la palabra para proponer la aprobación del Punto Segundo de la Convocatoria, es decir, la aprobación o improbación del Balance General y el Estado de Ganancias y Pérdidas para el período comprendido entre el 01 de Julio de 2.004 y el 30 de Junio de 2.005, los cuales han sido presentados en Bolívares, la gestión de los Administradores de la empresa, con vista al dictamen de los Auditores Externos y al informe de los Comisarios, los cuales debidamente apoyados, quedaron aprobados por unanimidad.

El Secretario indicó que se deja constancia que los Administradores se abstuvieron de deliberar y votar sobre lo relacionado con éste punto.

TERCERO: EN CASO DE SER APROBADOS LOS ESTADOS FINANCIEROS DE LA COMPAÑÍA, DE ACUERDO AL PUNTO ANTERIOR, CONSIDERAR Y RESOLVER SOBRE EL DIVIDENDO A SER REPARTIDO ENTRE LOS ACCIONISTAS.

De inmediato, el Sr. **LUIS EMILIO VELUTINI** informó que durante el ejercicio económico finalizado el treinta (30) de junio de 2005, se obtuvo una utilidad neta de **OCHO MIL QUINIENTOS NOVENTA Y SIETE MILLONES CIENTO NOVENTA Y TRES MIL BOLIVARES CON CERO CENTIMO (Bs. 8.597.193.000,00),** después de realizado el aparte para Reserva Legal, a la cual, después de sumarle el monto de utilidad retenida al 30 de Junio de 2004, es decir, **UN MIL CIENTO TREINTA Y UN MILLONES NOVECIENTOS CUATRO MIL BOLIVARES CON CERO CENTIMOS (Bs. 1.131.904.000,00),** monta una utilidad retenida distribuible al 30 de Junio de 2005 de **NUEVE MIL SETECIENTOS VEINTINUEVE MILLONES NOVENTA Y SIETE MIL BOLIVARES CON CERO CENTIMOS (Bs. 9.729.097.000,00).** En tal sentido se propuso a la Asamblea se decretara un dividendo equivalente al CIEN POR CIENTO (100%) de la utilidad retenida al 30 de Junio del 2005, es decir, la cantidad de **NUEVE MIL SETECIENTOS VEINTINUEVE MILLONES NOVENTA Y SIETE MIL BOLIVARES CON CERO CENTIMOS (Bs. 9.729.097.000,00),** pagadero de conformidad con lo indicado en la Ley de Mercado de Capitales y distribuido de la siguiente manera: a) Un dividendo en efectivo equivalente al **CINCUENTA Y**

CINCO PUNTO VEINTICUATRO POR CIENTO (55,24%)** de la utilidad retenida al 30 de Junio del 2005, es decir, **CINCO MIL TRESCIENTOS SETENTA Y CUATRO MILLONES SETECIENTOS TREINTA Y DOS MIL SEISCIENTOS DIECIOCHO BOLIVARES CON CERO CENTIMOS (Bs. 5.374.732.618,00)**, proporcional a **UNO PUNTO TRES MIL SETECIENTOS QUINCE BOLIVARES (1,3715) POR ACCION**. b) Un dividendo en acciones equivalente al **CUARENTA Y CUATRO PUNTO SETENTA Y SEIS POR CIENTO (44,76%)** de la utilidad retenida al 30 de Junio de 2005, es decir, **CUATRO MIL TRESCIENTOS CINCUENTA Y CUATRO MILLONES TRESCIENTOS SESENTA Y CUATRO MIL TRESCIENTOS OCHENTA Y DOS CON CERO CENTIMOS (Bs. 4.354.364.382,00)**, proporcional a **UNA (1) ACCION** por cada **NUEVE (9)** en tenencia.

Se propuso a la consideración de la Asamblea de Accionistas delegar y facultar, suficiente, a la Junta Directiva de la Empresa, para solicitar ante **CADIVI** la autorización del otorgamiento de divisas para el pago del dividendo en efectivo y así cancelarlo en dólares y satisfacer a los accionistas que detentan ADR'S, que representan el **OCHENTA PUNTO QUINIENTOS CUARENTA Y OCHO POR CIENTO (80.548%)** de las acciones en circulación, y de ser este el caso, establecer la forma y oportunidad de pago.

Igualmente se propuso delegar y facultar a la Junta Directiva para acordar el momento y oportunidad del pago del dividendo en acciones.

Sometido a la consideración de la Asamblea, el Sr. **GUSTAVO EMILIO GARCIA**, antes identificado, tomó la palabra para proponer la aprobación del Punto Tercero de la Convocatoria, es decir, considerar y resolver sobre el dividendo, tanto en acciones como en efectivo, a ser repartido entre los accionista, los cuales debidamente apoyados, quedaron aprobados por unanimidad.

CUARTO: CONSIDERAR Y RESOLVER ACERCA DE LA DESIGNACION DE LOS REPRESENTANTES JUDICIALES DE LA EMPRESA.

El Presidente, Sr. **LUIS EMILIO VELUTINI URBINA**, informó a la Asamblea de Accionistas que quedaba abierto el derecho de palabra para proceder a la

designación de los Representante Judiciales de la empresa, de conformidad con lo previsto en los Estatutos Sociales de la compañía.

Seguidamente, tomó la palabra el Sr. **HERNAN DELGADO LUGO,** representante de VENEZUELA INVEST, antes identificado, y propuso la ratificación de los abogados **LUIS GARCIA MONTOYA** y **LUIS ANDRES GUERRERO ROSALES,** como Representantes Judiciales de la Compañía.

A continuación, tomó la palabra el Sr. **LUIS EMILIO VELUTINI** e indicó que no habiendo otra proposición, se sometía a la consideración de la Asamblea la proposición del Sr. **HERNAN DELGADO LUGO,** representante de Acciones Clase "A" de la empresa, la cual debidamente *apoyada,* fue aprobada por unanimidad; en consecuencia, quedaron ratificados en sus cargos, como Representantes Judiciales de la compañía, los Abogados **LUIS GARCIA MONTOYA** y **LUIS GUERRERO ROSALES.**

QUINTO: CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS COMISARIOS DE LA COMPAÑÍA Y FIJAR SU REMUNERACIÓN.

El Sr. **LUIS EMILIO VELUTINI,** informó a la Asamblea de Accionistas que quedaba abierto el derecho de palabra para proceder al nombramiento de los Comisarios Principales y sus correspondientes Suplentes para el próximo período estatutario, e indicó que a tal efecto esta elección se hace de conformidad con lo establecido en los artículos 126 y 127 de la Ley de Mercado de Capitales, los cuales establecen que la elección de dichos Comisarios, será realizada por separado para cada uno de los Principales y Suplentes.

Seguidamente, el Sr. **HERNAN DELGADO LUGO,** en representación de **VENEZUELA INVEST LTD.,** antes identificado, tomó la palabra y propuso como Primer Comisario Principal al Lic. **CASTOR COLMAN,** inscrito en el Colegio de Contadores Públicos bajo el No. 7.316; y como su Suplente al Lic. **RONALD COLMAN,** inscrito en el Colegio de Contadores Públicos bajo el No. 8201, solicitando se delegara en la Junta Directiva de la empresa la determinación de la remuneración de estos Comisarios.

De inmediato, se sometió a la consideración de la Asamblea la proposición realizada, la cual fue aprobada por unanimidad de todos los presentes.

Aprobada la designación del **Primer Comisario Principal y su Suplente,** y delegándose en la Junta Directiva la determinación de la remuneración de estos Comisarios, como fue aprobado por unanimidad, el Sr. **LUIS EMILIO VELUTINI**

planteó a la Asamblea continuar con la designación del Segundo Comisario Principal y su Suplente.

El Sr. **HERNAN DELGADO LUGO**, en representación de **VENEZUELA INVEST LTD.**, antes identificado, tomó la palabra y propuso como **Segundo Comisario Principal** al Lic. **FRANCO ABRUSCI VENTURA,** inscrito en el Colegio de Administradores Comerciales bajo el No. 35.782; y como su Suplente al Lic. **VICTOR JOSE DELASCIO CLAVELL** inscrito en el Colegio de Contadores Públicos bajo el No. 5.610. De igual manera, el Sr. **HERNAN DELGADO LUGO** propuso se delegara en la Junta Directiva de la empresa la facultad de determinar la remuneración de los Comisarios.

Se sometió a la consideración de la Asamblea la proposición hecha, la cual fue aprobada por unanimidad de los accionistas que tienen derecho a voto en esta elección, de conformidad con lo indicado en los Estatutos de la empresa, delegándose expresamente en la Junta Directiva las facultades suficientes para fijar la remuneración de los referidos Comisarios, la cual deberá ser fijada en función de lo que dicta el mercado en compañías similares.

SEXTO: CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS AUDITORES EXTERNOS DE LA COMPAÑÍA.

El Presidente, Sr. **LUIS EMILIO VELUTINI URBINA**, informó a la Asamblea que quedaba abierto el derecho de palabra para proceder de conformidad con lo previsto en los Estatutos Sociales de la compañía, a la designación de los Auditores Externos de la compañía.

Seguidamente, tomó la palabra el Sr. **HERNAN DELGADO LUGO,** en representación de **VENEZUELA INVEST LTD.**, antes identificado, y propuso fueran ratificados como Auditores Externos de la empresa la firma **KPMG, Alcaraz, Cabrera y Vásquez,** Contadores Públicos, y se delegara en la Junta Directiva la estimación de su respectiva remuneración.

A continuación, tomó la palabra el Sr. **LUIS EMILIO VELUTINI**, e indicó que no habiendo otra proposición, se sometía a la consideración de la Asamblea la proposición del Sr. **HERNAN DELGADO LUGO**, la cual fue aprobada por

unanimidad. En consecuencia, fueron ratificados como Auditores Externos de la empresa la firma **KPMG, Alcaraz, Cabrera y Vásquez,** Contadores Públicos, delegandose en la Junta Directiva de la empresa, fijar su correspondiente remuneración.

No habiendo nada más que tratar, se dio por terminada la presente Asamblea General Ordinaria de Accionistas de la empresa. Finalmente, la Asamblea resolvió autorizar al Secretario de la misma, Sr. **JUAN ANDRES WALLIS,** venezolano, mayor de edad, domiciliado en la ciudad de Caracas y titular de la Cédula de Identidad Nº V.-6.815.777, para que procediendo en su carácter de Secretario de la Asamblea General Ordinaria de Accionistas de la empresa, realice los trámites de registro y publicación de la presente acta y su correspondiente participación.

No habiendo más asuntos que tratar se levantó la reunión. Firman todos los asistentes a la Asamblea.

JUAN ANDRES WALLIS

REGISTRO MERCANTIL SEGUNDO
Los Timbres Fiscales por el monto de Bs. 22294.– han sido cancelados e inutilizados en el original del Documento gravado, artículo 35 de la Ley de Timbre Fiscal.

CARACAS, veinticuatro (24) DE noviembre

DEL AÑO DOS MIL CINCO (FDOS.) GUSTAVO EMILIO GARCIA., Dra. Carmen Aurora Marcano Marín SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGÚN PLANILLA N°: 129258

24/LL

Dra. Carmen Aurora Marcano Marín

REGISTRADORA MERCANTIL SEGUNDA

Minutes of the Ordinary General Shareholders Meeting F.V.I. Fondo de Valores Inmobiliarios S.A.C.A. held on November 11, 2005

Under the Presidency of **Mr. Luis Emilio Velutini Urbina**, the Ordinary General Shareholders Meeting was declared validly constituted, and open. Subsequently, the Secretary, informed that the Transfer Agent **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL** had informed that there were a total of **THREE THOUSAND SEVEN HUNDRED NINETY EIGHT MILLION FOUR HUNDRED SEVENTY SIX THOUSAND NINE HUNDRED AND SIXTY THREE (3,798,476,963) SHARES,** which represents **THREE THOUSAND SEVEN HUNDRED NINETY EIGHT MILLION FOUR HUNDRED SEVENTY SIX THOUSAND NINE HUNDRED AND SIXTY THREE (3,798,476,963) SHARES** of the entirety of the shares of the Company, and **NINETY SIX POINT NINE HUNDRED AND TWENTY SIX PER CENT (96.926%)** of the outstanding Shares.

Order of the Day:

FIRST: REPORT PRESENTED BY THE BOARD OF DIRECTORS OF THE COMPANY.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, the Report presented by the Board of Directors of the Company, was unanimously approved. The Administrators of the Company abstained from deliberating or voting in relation to this point.

SECOND: TO CONSIDER AND RESOLVE ABOUT THE APPROVAL OR MODIFICATION OF THE FINANCIAL STATEMENTS OF THE COMPANY CORRESPONDING TO THE FISCAL YEAR BETWEEN JULY 01, 2004 AND JUNE 30, 2005, BASED ON THE EXAMINER'S REPORT.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, the General Balance Sheet and the Profit and Loss Statement for the period comprised between July 01, 2004 and June 30, 2.005, which were presented in Bolivar's, as well as the management of the Administrators of the Company, based on the External Auditor's Certificate and the Examiner's Report; were unanimously approved. The Administrators of the Company abstained from deliberating or voting in relation to this point.

THIRD: **IN CASE THAT THE FINANCIAL STATEMENTS OF THE COMPANY WERE APPROVED, IN ACCORDANCE WITH THE FOREGOING POINT, TO CONSIDER AND RESOLVE ON THE DIVIDEND TO BE DISTRIBUTED AMONG THE SHAREHOLDERS.**

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, to delegate and sufficiently authorize the Board of Directors of the Company, to request from **CADIVI** the authorization to grant foreign currency for the payment of the dividend in cash and in that way to cancel it in dollars and thus satisfy the shareholders who own ADR'S, which represent **EIGHTY POINT FIVE HUNDRED AND FORTY EIGHT PER CENT (80.548%)** of the outstanding shares, and being it the case, to establish the way and opportunity of payment. Likewise, it was proposed to delegate and authorize the Board of Directors to determine the moment and the opportunity of payment of the dividend in shares, that is to say, to consider and resolve about the dividend, in shares as well as in cash, to be distributed among the shareholders, duly supported, was unanimously approved.

FOURTH: **TO CONSIDER AND RESOLVE ABOUT THE APPOINTMENT OF THE LEGAL REPRESENTATIVES OF THE COMPANY.**

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, **Mr. LUIS GARCIA MONTOYA** and **LUIS GUERRERO ROSALES,** Attorneys at Law, were unanimously ratified by the Shareholders Meeting, as the Legal Representatives of the Company.

FIFTH: **TO CONSIDER AND RESOLVE ABOUT THE APPOINTMENT OF THE EXAMINERS OF THE COMPANY AND TO ESTABLISH THEIR REMUNERATION.**

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, the appointment, as First Examiner of the Company, of Lic. **CASTOR COLMAN**, registered in the Public Accountants College, under No. 7.316; and Lic. **RONALD COLMAN**, registered in the Public Accountants College, under No. 8.201, as his alternate, was unanimously approved by those present at the Meeting. Likewise, the appointment as Second Examiner, of Lic. **FRANCO ABRUSCI VENTURA**, registered in the Public Accountants College, under No. 35.782 and Lic. **VICTOR JOSE DELASCIO CLAVELL**, registered in the Commercial Administrators Association, under No. 5.610, as his alternate, was unanimously approved by those present at the Meeting.

The Shareholders Meeting delegated on the Board of Directors of the Company the establishment of the remuneration of the Examiners, which has to be determined based on what it is established in the market for similar companies.

<u>SIXTH</u>: **TO CONSIDER AND RESOLVE ABOUT THE APPOINTMENT OF THE EXTERNAL AUDITORS OF THE COMPANY.**

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, it was unanimously approved to appoint as External Auditors of the Company, the firm **KPMG, Alcaraz, Cabrera and Vasquez, Contadores Públicos;** and to delegate in the Board of Directors the estimation of their respective remuneration.

Registration Data: The notification of the Minutes of the Ordinary Shareholders Meeting of **F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A.**, held on November 11, 2005, was registered before the Second Mercantile Registry of the Judicial Circumscription of the Capital District and Miranda State on November 24, 2005, under No. 73, Volume 231-A-Second.

11-11-05

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL SEGUNDO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA.

Richard Pérez Sierra, REGISTRADOR MERCANTIL SEGUNDO SUPLENTE

DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

... asiento de ... de Comercio transcrito a continuación, cuyo original

... inscrito en ... A Sdo... Número: 14 del año 2005

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
FONDO DE VALORES INMOBILIARIOS S.A.C.A.

REPÚBLICA BOLIVARIANA DE VENEZUELA
REGISTRO MERCANTIL II DE LA
CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO
CAPITAL Y ESTADO MIRANDA
INUTILIZADO

CIUDADANO

REGISTRADOR MERCANTIL SEGUNDO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO FEDERAL Y ESTADO MIRANDA.

SU DESPACHO.-

EXPEDIENTE Nº 375376

Yo, **JUAN ANDRES WALLIS**, venezolano, mayor de edad, domiciliado en la ciudad de Caracas y titular de la Cédula de Identidad Nº 6.815.777, procediendo en mi carácter de Secretario de la Asamblea General Extraordinaria de Accionistas de la empresa **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, sociedad de este domicilio, inscrita en el Registro Mercantil a su digno cargo en fecha 12 de marzo de 1992, bajo el Nº 77, Tomo 102-A Sgdo., ante usted con el debido respeto ocurro y expongo:

Consta de copia certificada que acompaño para ser agregada al expediente abierto a nombre de mi representada en esa Oficina de Registro a su digno cargo, que en la Asamblea General Extraordinaria de Accionistas de **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, celebrada el día viernes, once (11) de Noviembre de 2.005, a las 6:00 p.m., se acordó lo siguiente:

PRIMERO: Considerar y resolver sobre el cambio del cierre del ejercicio económico de la Empresa para el mes de Septiembre de cada año.

SEGUNDO: En caso de ser aprobado el punto anterior, considerar y resolver acerca de la modificación de la cláusula Vigésima Cuarta de los Estatutos Sociales de la compañía, en virtud del cambio del cierre del ejercicio económico de la empresa.

TERCERO: Considerar y resolver sobre la necesaria reducción del capital social de la empresa, en conformidad con el plan de recompra aprobado en la Asamblea General Extraordinaria de Accionistas de fecha doce (12) de Noviembre de 2004, y de acuerdo a lo indicado en los artículos 55 y 56 de la Ley de Mercado de Capitales.

CUARTO: En caso de ser aprobado el punto anterior, considerar y resolver acerca de la modificación de las cláusulas Quinta y Vigésima Novena de los Estatutos

REGISTRO MERCANTIL II
CANCELADO

Sociales de la compañía, en virtud de la reducción de capital social realizada.

QUINTO: Considerar y resolver acerca de la conveniencia de emitir cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de **DOSCIENTOS MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 200.000.000.000,00)**, o su equivalente en dólares de los Estados Unidos de Norteamérica, si la emisión se hiciera en euromercado, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.

SEXTO: Considerar y resolver acerca de la designación de los representantes comunes provisionales de los obligacionistas y fijar su remuneración.

SEPTIMO: Considerar y resolver sobre la conveniencia de facultar a la Junta Directiva para que este suficientemente autorizada para adquirir acciones de la compañía hasta por un monto equivalente al QUINCE POR CIENTO (15%), según lo previsto en la Ley de Mercado de Capitales.

Hago a usted esta participación a los fines de su registro, fijación y publicación y ruego se sirva ordenar me expidan dos (2) copias certificadas de la misma.

Caracas, en la fecha de su otorgamiento.

JUAN ANDRES WALLIS

PROHIBICIONES
Y MEDIDAS CAUTELARES
REVISADO POR: Mónica
FECHA: 02/12/00

Rededa
Suspendida
en fedia
18-12-00.

"REPUBLICA BOLIVARIANA DE VENEZUELA".- ABOGADA DALIA ROJAS MONTERO".- NOTARIO PUBLICO TITULAR SEPTIMO DEL MUNICIPIO CHACAO DEL ESTADO MIRANDA. El Rosal, Veintidos (22) de Noviembre de Dos Mil Cinco (2.005). 195° y 146°. El anterior documento redactado por el Abogado JUAN A. WALLIS B., inscrito en el Inpreabogado bajo el N° 26.283, fue presentado para su AUTENTICACION Y DEVOLUCION, según planilla N° 51280, de fecha 22-11-2005.- Presente su otorgante dijo llamarse JUAN ANDRES WALLIS, mayor de edad, domiciliado en Caracas, de Nacionalidad Venezolana, de estado civil Casado, titular de la cédula de identidad Nro. V. 6.515.777. Leídole confrontado el original con sus fotocopias y firmadas en éstas y en el original, el otorgante expuso: "SU CONTENIDO ES CIERTO Y MIA LA FIRMA QUE APARECE AL PIE DEL INSTRUMENTO". La Notario en tal virtud lo declara Autenticado en presencia de los testigos ALFONSO POCHET y MARISELA DE GUISASOLA, titulares de las cédulas de Identidad números V- 5.577.722 y V- 4.270.641, dejándolo inserto bajo el N° **20**, Tomo **126**, de los libros de Autenticaciones llevados en esta Notaría. Por último, deja constancia de haber constituido a la Notaría Torre El Saman, Piso 10, hoy a las 04:30 a solicitud de parte interesada, para lo cual Autoriza a la Ciudadana Yuli Ferrer, titular de la cédula de identidad Nro. 8 373 987, funcionaria adscrita a esta Notaria Pública con el cargo de Escribiente -F1-, a fin de que presencie el presente acto de otorgamiento de acuerdo con lo establecido en el Artículo 29 del Reglamento de Notarias Públicas Vigente y de haber tenido a la vista Registro Mercantil de "F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A., inscrito por ante el Registro Mercantil II de la Circunscripción Judicial del Distrito Federal y Estado Miranda, en fecha 12-3-1992, anotado bajo el No. 77, Tomo 102-A Sgdo.-

LA NOTARIO PUBLICO

Dalia Rojas Montero
Notario Público Séptimo de Chacao

EL OTORGANTE

JUAN ANDRES WALLIS

LOS TESTIGOS

LA FUNCIONARIA AUTORIZADA

REGISTRO MERCANTIL II
DPTO. CALCULOS

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL SEGUNDO
DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, dos (02) de diciembre del Año dos mil cinco (2.005) 195 y 146. Por presentada la anterior participación por su PRESENTANTE, para su inscripción en el Registro Mercantil, fijación y publicación. Hágase de conformidad y agreguese original al expediente de la Compañía junto con los recaudos acompañados. Expídase la copia de publicación. El anterior documento redactado por Dr. JUAN WALLIS, se inscribe en el Registro de Comercio bajo el N.: 14- TOMO -239-A SDO.. Derechos pagados Bs.351730.00 Según Planilla RM N°129260, Banco ... Por Bs.:120540.00. La identificación se efectuó así: ... EMILIO GARCIA, C.I: 86.495.-
LA INSCRIPCION Y OTORGAMIENTO FUERON ANTICIPADOS POR URGENCIA JUSTIFICADA CONFORME AL ART. N. 31 DE LA LEY DE ARANCEL JUDICIAL. DE CONFORMIDAD CON EL ART. 282 DEL CODIGO COMERCIO LA PRESENTE REDUCCION DE CAPITAL NO PODRA VERIFICARSE MIENTRAS NO HAYAN TRANSCURRIDOS TRES MESES DESDE EL DIA EN QUE SE HAYA PUBLICADO EL PRESENTE ACUERDO CON LA ADVERTENCIA QUE PODRA OPONERSE A ELLO TODO AQUEL QUE TENGA INTERES.

El Registrador Mercantil Segundo Suplente
Fdo. Dr. Richard Pérez Sierra

ESTA PAGINA PERTENECE A:
... CENTRO DE VALORES INMOBILIARIOS S.A.C.A.

Yo, **JUAN ANDRES WALLIS,** venezolano, mayor de edad, domiciliado en la ciudad de Caracas y titular de la Cédula de Identidad No. V.-6.815.777, actuando en mi carácter de Secretario de la Asamblea General Extraordinaria de Accionistas de la compañía **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, sociedad de este domicilio, debidamente inscrita por ante el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha doce (12) de marzo de 1992, bajo el No. 77, Tomo 102-A Sgdo., certifico: Que ésta es el Acta de la Asamblea General Extraordinaria de Accionistas de la empresa, celebrada el once (11) de Noviembre de 2.005, la cual es del tenor siguiente:

FONDO VALORES
INMOBILIARIOS S.A.C.A.

ACTA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

CELEBRADA EN FECHA ONCE (11) DE NOVIEMBRE DE 2.005

En la ciudad de Caracas, siendo las 6:00 p.m. del día Viernes, once (11) de Noviembre de 2.005, se reunieron en las oficinas de la empresa ubicadas en la Avenida Venezuela, Edificio El Samán, Piso 8, Urbanización El Rosal, Caracas, para la celebración de la Asamblea General Extraordinaria de Accionistas del **F.V.I FONDO DE VALORES INMOBILIARIOS, S.A.C.A.,** los señores: **LUIS EMILIO VELUTINI URBINA,** venezolano, mayor de edad, de este domicilio y titular de la cédula de identidad No. 3.657.375, actuando en su carácter de Presidente de la compañía; **HORACIO VELUTINI SOSA, PEDRO LOPEZ, LUIS DELGADO LUGO,** en su carácter de Directores Principales de la empresa; y los Sres. **LUIS CARLOS SERRA CARMONA** y **ALVAR NELSON ORTIZ,** en su carácter de Directores Suplentes de la misma. De igual manera, se encontraban presentes las siguientes personas: 1) **WINKLER CARMONA**, en representación de **THE BANK OF NEW YORK,** titular de **TRES MIL CIENTO CINCUENTA Y SEIS MILLONES DOSCIENTOS OCHENTA MIL NOVECIENTAS SESENTA Y CUATRO (3.156.280.964)** Acciones Clase "B"; 2) **HERNAN DELGADO LUGO**, en

representación de **VENEZUELA INVEST, LTD,** titular de **CUATROCIENTAS CINCUENTA Y SIETE MILLONES TRESCIENTAS DIEZ MIL CUARENTA Y DOS (457.310.042)** Acciones Clase "A", 3) **GUSTAVO E. GARCIA**, en representación de: a) **ACTIVALORES SOCIEDAD DE CORRETAJE**, titular de **TRECE MILLONES CUATROCIENTAS SESENTA MIL OCHOCIENTAS OCHENTA Y SIETE (13.460.887)** Acciones Clase "B", b) **ASESORIA FINANCIERA VELUTINI & ASOCIADOS, C.A.**, titular de **UN MILLON OCHENTA MIL OCHOCIENTA OCHENTA Y DOS (1.080.882)** Acciones Clase "A", c) **ASESORIA FINANCIERA VELUTINI & ASOCIADOS, C.A.**, titular de **SETECIENTAS NOVENTA MIL CIENTO CUARENTA Y CINCO (790.145)** Acciones Clase "B", d) **BBO CASA DE BOLSA, C.A.**, titular de **UN MILLON SETECIENTAS NUEVE MIL CINCUENTA Y DOS (1.709.052)** Acciones Clase "B", e) **BENCORP CASA DE BOLSA, C.A.**, titular de **TRES MILLONES NOVECIENTAS TREINTA Y SEIS MIL CIENTO DIEZ (3.936.110)** Acciones Clase "B", f) **ECONOINVEST CASA DE BOLSA, C.A.**, titular de **NOVECIENTAS VEINTICINCO MIL QUINIENTAS VEINTITRES (925.523)** Acciones Clase "B", g) **INVERSIONES MELINVEST, C.A.**, titular de **CUATRO MIL SEISCIENTAS SETENTA Y CUATRO (4.674)** Acciones Clase "B", h) **INVERSIONES MELINVEST, C.A.**, titular de **CUATRO MILLONES OCHOCIENTAS NOVENTA Y UN MIL TRESCIENTAS CUARENTA Y CUATRO (4.891.344)** Acciones Clase "B", i) **INVERSIONES VELUTINI & ASOCIADOS, C.A.**, titular de **SIETE MILLONES QUINIENTAS NOVENTA Y OCHO MIL SETECIENTAS (7.598.700)** Acciones Clase "B", j) **CARMEN MORAIMA MENA RODRIGUEZ**, titular de **CINCUENTA Y UN MIL CUATROCIENTAS SETENTA (51.470)** Acciones Clase "B", k) **MERINVEST SOCIEDAD DE CORRETAJE DE SEGURO**, titular de **CUARENTA Y UN MIL (41.000)** Acciones Clase "B", l) **MONCAIN ASESORES, C.A.**, titular de **CUARENTA Y SEIS MILLONES DOSCIENTAS CUARENTA Y SIETE MIL DOSCIENTAS NOVENTA (46.247.290)** Acciones Clase "B", m) **MULTIPLICAS CASA DE BOLSA, C.A.**, titular de **UN MILLON QUINIENTAS CINCUENTA Y SIETE MIL VEINTICINCO (1.557.025)** Acciones Clase "B", n) **MULTIPLICAS CASA DE BOLSA, C.A.**, titular de **UN MILLON SETECIENTAS SETENTA Y OCHO MIL OCHOCIENTAS CINCUENTA (1.778.850)** Acciones Clase "B", o) **LOLA MERCEDES OSORIO SERPA**, titular de **CIENTO CUARENTA Y NUEVE MIL QUINIENTAS SESENTA Y NUEVE**

(149.569) Acciones Clase "B", p) **MANUEL ANTONIO PUYANA SANTANDER**, titular de **UN MILLON DOSCIENTAS CINCUENTA MIL SETECIENTAS TREINTA Y CINCO (1.250.735)** Acciones Clase "B", q) **IBRAHIM VELUTINI SOSA**, titular de **SETENTA Y SIETE MIL TRESCIENTAS TREINTA Y SIETE (77.337)** Acciones Clase "B", 4) **MANUEL IBAÑEZ**, en representación de: a) **INVERSORA FERIBASAN, C.A.**, titular de **CUATROCIENTAS CUATRO MIL QUINIENTAS CINCUENTA Y OCHO (404.558)** Acciones Clase "B", b) **REPRESENTACIONES REAL TESORO, C.A.**, titular de **CIENTO CINCUENTA Y DOS MIL CUATROCIENTAS OCHENTA Y NUEVE (152.489)** Acciones Clase "B", 5) **FRANCO MASCIOLI**, en representación de: a) **BANCO FEDERAL, C.A.**, titular de **OCHENTA Y UN MILLONES DOSCIENTAS VEINTE MIL SEISCIENTAS CINCUENTA (81.220.650)** Acciones Clase "B", b) **FEDERAL BANCO DE INVERSION**, titular de **QUINCE MILLONES DOSCIENTAS SETENTA MIL (15.270.000)** Acciones Clase "B"; 6) **RAMON RIVAS**, en representación de: a) **BBO ACCIONES FM.I. CAP. ABIERTO, S.A.**, titular de **UNA (01)** Acciones Clase "B", b) **BEAR STEARNS SECURITIES CORP.**, titular de **UN MIL CUATROCIENTAS QUINCE (1.415)** Acciones Clase "B", c) **CANADIAN INTERNATIONAL FUND MANAGE**, titular de **QUINCE (15)** Acciones Clase "B"; d) **CITIGROUP GLOBAL MARKETS INC.**, titular de **CUARENTA Y CUATRO (44)** Acciones Clase "B"; e) **COMMONWEALTH FUNDS MANAGEMENT** LTD, titular de **OCHENTA Y NUEVE (89)** Acciones Clase "B"; f) **DEUTSCHE BANK SECURITIES CORP.**, titular de **CIENTO CINCUENTA Y CUATRO (154)** Acciones Clase "B"; g) **FONDO MUTUAL DE VENEZUELA FONDO MUTUAL**, titular de **UN MILLON SEISCIENTAS SESENTA Y TRES MIL QUINIENTAS SETENTA Y UN (1.663.571)** Acciones Clase "B"; h) **IRSA INTERNATIONAL LIMITED**, titular de **QUINCE MIL OCHOCIENTAS SESENTA Y OCHO (15.868)** Acciones Clase "B"; i) **J.P. MORGAN GLOBAL EMERGING MARKETS**, titular de **CIENTO TREINTA Y OCHO (138)** Acciones Clase "B"; j) **LEHMAN BROTHERS INC.**, titular de **CINCUENTA Y CINCO (55)** Acciones Clase "B"; k) **QUANTUM DOLPHIN PLC**, titular de **CIENTO NOVENTA**

Y SIETE (197) Acciones Clase "B"; !) **QUANTUM INDUSTRIAL PARTNERS LDC**, titular de **CUARENTA Y SIETE (47)** Acciones Clase "B"; 7) **GIOVANNI ALBANO COSMA**, titular de **SETENTA Y SIETE MIL DOSCIENTAS CINCO (77.205)** Acciones Clase "B"; 8) **JORGE HERNAN CACERES FLORES**, titular de **VEINTICINCO MIL (25.000)**, Acciones Clase "B"; 9) **JOSE ALBERTO FEBRES PEREZ**, titular de **DIEZ MIL CIENTO CINCUENTA (10.150)** Acciones Clase "A" y **ONCE MIL TRESCIENTAS TREINTA Y TRES (11.333)** Acciones Clase "B"; 10) **JUAN BAUTISTA HEREDIA**, titular de **TREINTA MIL CIENTO CIEZ (30.110)** Acciones Clase "B"; 11) **RENE HUMBERTO MARTINEZ LARA**, titular de **CIENTO CUARENTA MIL (140.000)** Acciones Clase "B"; 12) **JOSE RAFAEL SANANEZ CARRANZA**, titular de **TRESCIENTAS OCHO MIL OCHOCIENTAS VEINTITRES (308.823)** Acciones Clase "B", 13) **LEONARDO GARCIA**, titular de **TRES MIL (3.000)** Acciones Clase "A" y de **SEISCIENTAS DOS (602)** Acciones Clase "B". Presentes también se encontraban los Sres. **ALEJANDRO PETIT**, Vicepresidente de Finanzas de la compañía; **JUAN ANDRES WALLIS**, Consultor Jurídico; y el Sr. **RAFAEL RODRIGUEZ**, representante de la Firma de Auditores **KPMG, Alcaraz, Cabrera y Vásquez,** Contadores Públicos.

Una vez verificada la presencia de los accionistas anteriormente mencionados, se designó como Secretario de la Asamblea al Dr. **JUAN ANDRES WALLIS.**

Bajo la Presidencia del Sr. **LUIS EMILIO VELUTINI URBINA**, se declaró válidamente constituida la Asamblea General Extraordinaria de Accionistas y abierta la sesión. El Sr. **LUIS EMILIO VELUTINI URBINA** informó a la Asamblea y solicitó dejar constancia en la presente Acta, que del **CIEN POR CIENTO (100%)** del capital social de la empresa, es decir, **TRES MIL NOVECIENTAS SETENTA Y DOS MILLONES DIEZ MIL CUATROCIENTAS TREINTA Y NUEVE (3.972.010.439)** Acciones, se encontraba representado **TRES MIL SETECIENTOS NOVENTA Y OCHO MILLONES CUATROCIENTAS SETENTA Y SEIS MIL NOVECIENTAS SESENTA Y TRES (3.798.476.963) ACCIONES**, existían un porcentaje equivalente a **1,336 %** del capital social de la empresa de Acciones en Tesorería, equivalentes a **CINCUENTA Y TRES MILLONES OCHENTA MIL QUINIENTAS SESENTA Y NUEVE (53.080.569) ACCIONES CLASE "B"**, las cuales de conformidad con lo indicado en la Ley de Mercado de Capitales, no tienen derecho a voto ni a concurrir en la formación del quórum de las Asambleas de Accionistas.

Seguidamente el Secretario de la Asamblea, informó que el Agente de Traspaso, **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL,** le había notificado que restadas las acciones de tesorería, se encontraban presentes en la Asamblea, un total de **TRES MIL SETECIENTAS NOVENTA Y OCHO MILLONES CUATROCIENTAS SETENTA Y SEIS MIL NOVECIENTAS SESENTA Y TRES (3.798.476.963) ACCIONES,** discriminadas en **CUATROCIENTAS CINCUENTA Y OCHO MILLONES CUATROCIENTAS CUATRO MIL SETENTA Y CUATRO (458.404.074) ACCIONES CLASE "A"** que representan el **NOVENTA Y DOS PUNTO CIENTO CINCUENTA Y CINCO POR CIENTO (92.155%),** de las **ACCIONES CLASE "A",** y **TRES MIL TRESCIENTAS CUARENTA MILLONES SETENTA Y DOS MIL OCHOCIENTAS OCHENTA Y NUEVE (3.340.072.889) ACCIONES CLASE "B",** que representan el **NOVENTA Y SEIS PUNTO CIENTO VEINTINUEVE POR CIENTO (96.129%),** de las **ACCIONES CLASE "B",** todo lo cual representa el **NOVENTA Y CINCO PUNTO SEISCIENTAS TREINTA Y UNO POR CIENTO (95.631%)** de la totalidad de las acciones de la compañía y el **NOVENTA Y SEIS PUNTO NOVECIENTOS VEINTISEIS POR CIENTO (96.926%)** de las Acciones en circulación.

A continuación el Secretario procedió a dar lectura a la Convocatoria publicada en el **Cuerpo A, Página 17** del **Diario EL NACIONAL,** y en el **Cuerpo 1, página 3** del **Diario EL UNIVERSAL,** del día Viernes, 22 de Octubre del año en curso, la cual dice textualmente:

"*CONVOCATORIA*

*Se convoca a los señores accionistas de la empresa **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.,** para la Asamblea General Extraordinaria de Accionistas que se celebrará el día Viernes, once (11) de Noviembre del año 2.005, a las 6:00 p.m., en el Piso 8, de la Torre El Samán, ubicada en la Avenida Venezuela, Urbanización El Rosal, Caracas, para tratar los siguientes Puntos del Orden del Día, a saber:*

PRIMERO: *Considerar y resolver sobre el cambio del cierre del ejercicio económico de la Empresa para el mes de Septiembre de cada año.*

SEGUNDO: *En caso de ser aprobado el punto anterior, considerar y resolver acerca de la modificación de la cláusula Vigésima Cuarta de los Estatutos Sociales de la compañía, en virtud del cambio del cierre del ejercicio económico de la empresa.*

TERCERO: *Considerar y resolver sobre la necesaria reducción del capital social de la empresa, en conformidad con el plan de recompra aprobado en la Asamblea General Extraordinaria de Accionistas de fecha doce (12) de Noviembre de 2004, y de acuerdo a lo indicado en los artículos 55 y 56 de la Ley de Mercado de Capitales.*

CUARTO: *En caso de ser aprobado el punto anterior, considerar y resolver acerca de la modificación de las cláusulas Quinta y Vigésima Novena de los Estatutos Sociales de la compañía, en virtud de la reducción de capital social realizada.*

QUINTO: *Considerar y resolver acerca de la conveniencia de emitir cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de* ***DOSCIENTOS MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 200.000.000.000,00)****, o su equivalente en dólares de los Estados Unidos de Norteamérica, si la emisión se hiciera en euromercado, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.*

SEXTO: *Considerar y resolver acerca de la designación de los representantes comunes provisionales de los obligacionistas y fijar su remuneración.*

SEPTIMO: *Considerar y resolver sobre la conveniencia de facultar a la Junta Directiva para que este suficientemente autorizada para adquirir acciones de la compañía hasta por un monto equivalente al QUINCE POR CIENTO (15%), según lo previsto en la Ley de Mercado de Capitales.*

Caracas, Veintidós (22) de Octubre de 2.005

LUIS EMILIO VELUTINI URBINA

Presidente"

Seguidamente se procedió a tratar los puntos indicados en la Convocatoria, a saber:

PRIMERO: CONSIDERAR Y RESOLVER SOBRE EL CAMBIO DEL CIERRE DEL EJERCICIO ECONÓMICO DE LA EMPRESA PARA EL MES DE SEPTIEMBRE DE CADA AÑO.

El Sr. **LUIS EMILIO VELUTINI URBINA**, informó a la Asamblea de Accionistas que si bien el ejercicio económico de la empresa está comprendido entre el primero (1ero.) de Junio de cada año al treinta (30) de julio del año siguiente, sería conveniente a los negocios e intereses de la empresa someter a la consideración de la misma el cambio del ejercicio económico al período comprendido entre el primero (1ero) de Octubre de cada año al treinta (30) de septiembre del año siguiente.

Continuó con su explicación el Sr. **LUIS EMILIO VELUTINI**, e indicó que esta proposición respondía al hecho de que la empresa matriz, **FVI FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** tiene la misma fecha de cierre que sus filiales consolidantes, lo cual hace imposible que el dividendo proveniente de las filiales **sea liquido y recaudado** al cierre del ejercicio fiscal en la matriz. En consecuencia, se proponía el mes de septiembre ya que esta fecha le permitiría a las filiales cerrar su ejercicio, decretar dividendos en caso de que así se decidiese y al F.V.I. FONDO DE VALORES INMOBILIARIOS, le permitiría tenerlo líquido y recaudado al 30 de septiembre, fecha de cierre fiscal propuesta.

Seguidamente la Asamblea de Accionistas, sometió a la consideración el punto planteado y luego de deliberar suficientemente, decidió aprobar, como en efecto aprobó, el cambio del cierre del ejercicio económico de la empresa al treinta (30) de septiembre de cada año. De igual manera, se autorizó a los Sres. **LUIS EMILIO VELUTINI URBINA** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, realicen todos los trámites necesarios con el objeto de gestionar y obtener la autorización de la Administración Pública, de conformidad con lo Indicado en le artículo 13 del reglamento de la Ley de Impuesto sobre la Renta vigente.

SEGUNDO: EN CASO DE SER APROBADO EL PUNTO ANTERIOR, CONSIDERAR Y RESOLVER ACERCA DE LA MODIFICACIÓN DE LA

CLÁUSULA VIGÉSIMA CUARTA DE LOS ESTATUTOS SOCIALES DE LA COMPAÑÍA, EN VIRTUD DEL CAMBIO DEL CIERRE DEL EJERCICIO ECONÓMICO DE LA EMPRESA.

El Sr. **LUIS EMILIO VELUTINI** manifestó a la Asamblea de Accionistas que en razón de la aprobación del punto primero de la convocatoria, se sometía a consideración de la Asamblea de Accionistas la modificación de la **CLAUSULA VIGESIMA CUARTA** de los Estatutos Sociales, relacionada a la materia aprobada en el punto anterior.

En este momento, tomó la palabra el Secretario de la Asamblea quien procedió a dar lectura del artículo que estaba siendo sometido a la consideración de la Asamblea de Accionistas a efectos de su modificación, de la siguiente manera:

"VIGESIMA CUARTA: El ejercicio económico de la sociedad durará un (1) año, comprendido entre el 1º de octubre al 30 de Septiembre de cada año".

Sometido a la consideración de la Asamblea, el Sr. **GUSTAVO EMILIO GARCIA**, tomó la palabra para proponer la aprobación de la modificación de la cláusula **VIGESIMA CUARTA** de los Estatutos Sociales de la empresa en los términos anteriormente indicados, lo cual debidamente apoyado se sometió a consideración de los Accionistas presentes, y el cual fue aprobado por unanimidad.

TERCERO: CONSIDERAR Y RESOLVER SOBRE LA NECESARIA REDUCCIÓN DEL CAPITAL SOCIAL DE LA EMPRESA, EN CONFORMIDAD CON EL PLAN DE RECOMPRA APROBADO EN LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS DE FECHA DOCE (12) DE NOVIEMBRE DE 2004, Y DE ACUERDO A LO INDICADO EN LOS ARTÍCULOS 55 Y 56 DE LA LEY DE MERCADO DE CAPITALES.

El Sr. **LUIS EMILIO VELUTINI** informó a los presentes, que de acuerdo al mandato otorgado a la Junta Directiva de la empresa por la Asamblea General Extraordinaria de Accionistas celebrada el doce (12) de Noviembre de 2.004, y debidamente registrada por ante el Registro Mercantil Segundo, en fecha 6 de Diciembre de 2004, quedando anotada bajo el No. 15, Tomo 130, con el objeto de implementar un Plan de recompra de Acciones clase "B" de la compañía o de ADR'S representativos de las mismas, hasta por un monto equivalente al **QUINCE POR CIENTO (15%)** del capital social, así como enajenarlas cuando lo estime conveniente, todo ello según lo previsto en la Ley de Mercado de Capitales; y

durante los seis (6) meses siguientes a la publicación de la referida Asamblea de Accionistas, la empresa implementó el referido plan de recompra de acciones, y adquirió la cantidad de **CINCUENTA Y TRES MILLONES OCHENTA MIL QUINIENTAS SESENTA Y NUEVE (53.080.569) ACCIONES CLASE "B"**, equivalentes al **UNO PUNTO TRESCIENTOS TREINTA Y SEIS POR CIENTO (1.336%)** del capital social de la empresa, las cuales serán destinadas a una reducción de capital en la empresa de conformidad con la Ley de Mercado de Capitales.

En consecuencia de lo anterior, el nuevo capital social de la compañía sería de la cantidad de **TREINTA Y NUEVE MIL CIENTO OCHENTA Y NUEVE MILLONES DOSCIENTOS NOVENTA Y OCHO MIL SETECIENTOS BOLIVARES CON 00/100 CENTIMOS (Bs. 39.189.298.700,00)**, dividido en un total de **TRES MIL NOVECIENTAS DIECIOCHO MILLONES NOVECIENTAS VEINTINUEVE MIL OCHOCIENTAS SETENTA (3.918.929.870) Acciones** de la siguiente manera:

a) **CUATROCIENTAS NOVENTA Y SIETE MILLONES CUATROCIENTAS VEINTINUEVE MIL UNA (497.429.001)** son **ACCIONES CLASE "A"**; todas nominativas, no convertibles al portador, con un valor nominal de DIEZ BOLIVARES CON CERO CENTIMOS (Bs. 10,00) cada una; y

b) **TRES MIL CUATROCIENTAS VEINTIUN MILLONES QUINIENTAS MIL OCHOCIENTAS SESENTA Y NUEVE (3.421.500.869)** son **ACCIONES CLASE "B"**, todas nominativas, no convertibles al portador, con un valor nominal de DIEZ BOLIVARES CON CERO CENTIMOS (Bs. 10,00) cada una.

Sometido a la consideración de la Asamblea, el Sr. **GUSTAVO EMILIO GARCIA**, tomó la palabra para proponer la aprobación del proceso del Plan de Recompra de Acciones de la empresa, los resultados presentados por la Junta Directiva de la compañía sobre esta materia, así como la reducción del capital social de la empresa de conformidad con lo antes señalado y las disposiciones de la Ley de Mercado de

Capitales, lo cual debidamente apoyado se sometió a consideración de los Accionistas presentes y fue aprobado por unanimidad.

CUARTO: EN CASO DE SER APROBADO EL PUNTO ANTERIOR, CONSIDERAR Y RESOLVER ACERCA DE LA MODIFICACIÓN DE LAS CLÁUSULAS QUINTA Y VIGÉSIMA NOVENA DE LOS ESTATUTOS SOCIALES DE LA COMPAÑÍA, EN VIRTUD DE LA REDUCCIÓN DE CAPITAL SOCIAL REALIZADA.

El Sr. **LUIS EMILIO VELUTINI** manifestó a la Asamblea de Accionistas que en razón de la reducción del capital social aprobado en el punto anterior, era conveniente modificar las cláusulas **QUINTA** y **VIGÉSIMA NOVENA** de los Estatutos Sociales de la compañía, de forma tal de adaptarlos a los puntos acordados en la presente Asamblea de Accionistas.

En este momento, tomó la palabra el Secretario de la Asamblea quien procedió a dar lectura a los artículos que estaban siendo sometidos a la consideración de la Asamblea de Accionistas a efectos de su modificación, de la siguiente manera:

" ***QUINTA***: *El capital social de la compañía es de la cantidad de* ***TREINTA Y NUEVE MIL CIENTO OCHENTA Y NUEVE MILLONES DOSCIENTOS NOVENTA Y OCHO MIL SETECIENTOS BOLIVARES CON 00/100 CENTIMOS (Bs. 39.189.298.700,00)****, dividido en un total de* ***TRES MIL NOVECIENTAS DIECIOCHO MILLONES NOVECIENTAS VEINTINUEVE MIL OCHOCIENTAS SETENTA (3.918.929.870)*** *Acciones de las cuales,* ***CUATROCIENTAS NOVENTA Y SIETE MILLONES CUATROCIENTAS VEINTINUEVE MIL UNA (497.429.001)*** *son* ***ACCIONES CLASE "A"*** *y* ***TRES MIL CUATROCIENTAS VEINTIUN MILLONES QUINIENTAS MIL OCHOCIENTAS SESENTA Y NUEVE (3.421.500.869)*** *son* ***ACCIONES CLASE "B"****, todas nominativas, no convertibles al portador, con un valor nominal de DIEZ BOLIVARES CON CERO CENTIMOS (Bs. 10,00) cada una. Las Acciones comunes podrán ser denominadas Clase "A" y Clase "B", las denominadas Clase "A", corresponden a las Acciones existentes con anterioridad al aumento de capital aprobado en la Asamblea de Accionistas de fecha 15 de Octubre de 1.996; y las Clase "B", las emitidas con posterioridad. En lo sucesivo cualquier nueva acción proveniente de una nueva emisión será denominada Clase "B", salvo las Acciones que*

sean suscritas por accionistas titulares de Acciones Clase "A", las cuales mantendrán la denominación de Acciones Clase "A". A los titulares de las Acciones Clase "A", además de las atribuciones generales que la Ley confiere a los accionistas de una empresa, de participar y votar en todas las deliberaciones y decisiones ordinarias y extraordinarias de la sociedad, se les ha conferido el derecho exclusivo de: a) Designar al Presidente de la compañía; b) Designar los Directores Principales y sus Suplentes; y c) Designar a los Representantes Judiciales de la sociedad. El ejercicio de este derecho de designación corresponderá en exclusiva a los titulares de las Acciones Clase "A", siempre y cuando dichas Acciones Clase "A" representen, al menos, el diez por ciento (10%) del capital social. Solamente los accionistas titulares de Acciones Clase "A" podrán solicitar que las Acciones que suscriban en los aumentos de capital que se realicen en la compañía, sean denominadas Clase "B", e igualmente podrán suscribir Acciones Clase "B" en los aumentos de capital que se realicen en la Compañía; y asimismo, a su sola voluntad, solamente los accionistas titulares de Acciones Clase "A" podrán solicitar la conversión de cualquier número de Acciones Clase "A" en Acciones Clase "B". A los titulares de las Acciones Clase "B" les corresponden igualmente las atribuciones generales que la Ley confiere a cualquier accionista de una empresa, de participar y votar en las deliberaciones y decisiones ordinarias y extraordinarias de la sociedad, con la sola limitación establecida en esta misma cláusula que confiere derecho exclusivo a los titulares de Acciones Clase "A", para designar a todos los miembros de la Junta Directiva y a los Representantes Judiciales de la empresa".

Seguidamente, el Secretario dio lectura a la Cláusula ***VIGÉSIMA NOVENA*** *de los Estatutos Sociales de la compañía:*

*"**VIGÉSIMA NOVENA**: El capital social de la empresa es de la cantidad de TREINTA Y NUEVE MIL CIENTO OCHENTA Y NUEVE MILLONES*

26

DOSCIENTOS NOVENTA Y OCHO MIL SETECIENTOS BOLIVARES CON 00/100 CENTIMOS (Bs. 39.189.298.700,00), dividido en un total de ***TRES MIL NOVECIENTAS DIECIOCHO MILLONES NOVECIENTAS VEINTINUEVE MIL OCHOCIENTAS SETENTA (3.918.929.870)*** *Acciones, de las cuales,* ***CUATROCIENTAS NOVENTA Y SIETE MILLONES CUATROCIENTAS VEINTINUEVE MIL UNA (497.429.001)*** *son* ***ACCIONES CLASE "A"*** *y* ***TRES MIL CUATROCIENTAS VEINTIUN MILLONES QUINIENTAS MIL OCHOCIENTAS SESENTA Y NUEVE (3.421.500.869)*** *son* ***ACCIONES CLASE "B".*** *El capital social de la empresa se encuentra íntegramente suscrito y pagado de conformidad con listado emanado por el Agente de Traspaso de la empresa,* ***BANCO VENEZOLANO DE CREDITO,*** *el cual se anexa a la presente Acta."*

Sometido a la consideración de la Asamblea, el Sr. **GUSTAVO EMILIO GARCIA**, antes identificado, tomó la palabra para proponer la aprobación de la modificación de las cláusulas **QUINTA** y **VIGÉSIMA NOVENA** de los Estatutos Sociales de la empresa de la forma antes señalada, lo cual debidamente apoyado se sometió a consideración de los Accionistas presentes, fue aprobado por unanimidad.

De igual manera, la Asamblea acordó notificar a la Comisión Nacional de Valores de lo resuelto en la presente Asamblea a efectos de la inscripción de las nuevas Acciones en el Registro Nacional de Valores.

QUINTO: CONSIDERAR Y RESOLVER ACERCA DE LA CONVENIENCIA DE EMITIR CUALQUIER TIPO DE OBLIGACIONES, OBLIGACIONES CONVERTIBLES, BONOS, PAPELES COMERCIALES, DERIVATIVOS O TÍTULOS DE PARTICIPACIÓN HASTA POR LA CANTIDAD DE DOSCIENTOS MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 200.000.000.000,00), EN LOS TÉRMINOS Y CONDICIONES QUE APRUEBE LA JUNTA DIRECTIVA DE LA COMPAÑÍA, Y DE CONFORMIDAD CON LO ESTABLECIDO EN LA LEY DE MERCADO DE CAPITALES.

El Sr. **LUIS EMILIO VELUTINI** manifestó a la Asamblea de Accionistas que visto la aprobación por unanimidad del punto anterior, pasarían a considerar el **PUNTO QUINTO** del Orden del Día relacionado a la conveniencia para la empresa de emitir cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de

DOSCIENTOS MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 200.000.000.000,00), o su equivalente en Dólares de los Estados Unidos de Norteamérica, si la emisión se hiciera en Euromercado, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales, y delegar en la Junta Directiva de la compañía la fijación de los términos y condiciones para cada una de las emisiones, todo de conformidad con lo indicado en la Ley de Mercado de Capitales.

Seguidamente, el Sr. **LUIS EMILIO VELUTINI** explicó las ventajas del mercado de valores para la compañía, e indicó que se está solicitando esta autorización a la Asamblea de Accionistas en virtud de la conveniencia de migrar un alto porcentaje de la deuda financiera al mercado de capitales, por los siguientes factores fundamentales: (i) Aumentar nuestra posición en el mercado de capitales con el objeto de tomar ventaja de los menores costos presentes en éste; (ii) Tamaño de Mercado; (iii) Atomización de la deuda. (iv) Plazos y (v) Costo de financiamiento que oscila entre 5 y 7 puntos menos que el sector financiero.

Asimismo, informó a la Asamblea que era necesario facultar suficientemente a la Junta Directiva de la empresa para realizar esta emisión de obligaciones, así como para seleccionar el tipo del título valor a emitir y los términos, moneda, condiciones y costos de cada emisión, con el objeto de contar con suficiente flexibilidad para aprovechar las mejores oportunidades que ofrezca el mercado, tanto en plazo como en tasas y condiciones.

Sometido a la consideración de la Asamblea la aprobación del **PUNTO QUINTO** de la Convocatoria, momento en el cual tomó la palabra el Sr. **GUSTAVO EMILIO GARCIA**, lo cual debidamente apoyado se sometió a consideración de los Accionistas presentes y fue aprobado por unanimidad, con expresa mención que se delega en la Junta Directiva de la compañía la fijación de los términos y condiciones para cada una de las emisiones, todo de conformidad con lo indicado en la Ley de Mercado de Capitales.

SEXTO: CONSIDERAR Y RESOLVER ACERCA DE LA DESIGNACIÓN DE LOS REPRESENTANTES COMUNES PROVISIONALES DE LOS OBLIGACIONISTAS Y FIJAR SU REMUNERACIÓN.

El Presidente, Sr. **LUIS EMILIO VELUTINI URBINA**, explicó a la Asamblea de Accionistas que de conformidad con la Ley de Mercado de Capitales y dada la aprobación del punto anterior, se hacía necesario que la Asamblea designara los representantes comunes provisionales de los obligacionistas y se delegara en la Junta Directiva de la empresa establecer los términos y condiciones de su contratación, así como la remuneración de estos representantes.

Sometido a la consideración de la Asamblea la aprobación del **PUNTO SEXTO** de la Convocatoria, tomó la palabra el Sr. **HERNAN DELGADO LUGO,** y propuso la designación del **Banco Mercantil, C.A. Banco Universal** y/o **Banesco, Banco Universal**, como representante común de los obligacionistas, según la designación que efectúe la Junta Directiva en cada una de las distintas emisiones que se hiciesen, conforme la aprobación señalada en el punto anterior. Asimismo, se aprobó delegar en la Junta Directiva de la empresa fijar los términos y condiciones de esta contratación, así como la remuneración mensual que percibirá el representante común de los obligacionistas.

Dicha propuesta fue aprobada por unanimidad en la forma antes señalada.

SEPTIMO: CONSIDERAR Y RESOLVER SOBRE LA CONVENIENCIA DE FACULTAR A LA JUNTA DIRECTIVA PARA QUE ESTE SUFICIENTEMENTE AUTORIZADA PARA ADQUIRIR ACCIONES DE LA COMPAÑÍA HASTA POR UN MONTO EQUIVALENTE AL QUINCE POR CIENTO (15%), SEGÚN LO PREVISTO EN LA LEY DE MERCADO DE CAPITALES.

El Presidente de la empresa, Sr. **LUIS EMILIO VELUTINI** tomó la palabra y sometió a la consideración de la Asamblea el **PUNTO SEPTIMO** del Orden del Día, es decir, la conveniencia para la compañía de facultar suficientemente a la Junta Directiva de la empresa para que esté suficientemente autorizada a efectos de adquirir acciones de la compañía hasta por un monto equivalente al **QUINCE POR CIENTO (15%)** del capital social, así como enajenarlas cuando lo estime conveniente, todo ello según lo previsto en la Ley de Mercado de Capitales.

Continuó con su explicación el Sr. **LUIS EMILIO VELUTINI** y propuso la aprobación de un plan de recompra Acciones Clase B de la compañía o de ADR'S representativos de las mismas, las cuales se adquirirán siempre a través de la Bolsa

de Valores o, en su caso, a través del mercado de Nueva York, a su valor de mercado.

De igual manera, el Sr. **LUIS EMILIO VELUTINI** indicó que el número máximo de acciones a adquirir y su precio dependerá de aquellas que se adquieran a valor de mercado, pagadero de contado, en los términos y condiciones que establezca la Junta Directiva de la empresa. El plazo del plan será de **SEIS (6) MESES** contados a partir de la publicación de esta Asamblea.

De inmediato se sometió a la consideración de la Asamblea la aprobación o improbación de la adquisición de acciones de la compañía hasta por un monto equivalente al **QUINCE POR CIENTO (15 %)** del capital pagado, en los términos, oportunidad, condiciones y demás requisitos que estime la Junta Directiva de la empresa.

En este momento tomó la palabra el Sr. **HERNAN DELGADO LUGO**, para proponer sea autorizada por esta Asamblea facultar a la Junta Directiva de la empresa para que esté suficientemente autorizada para adquirir acciones de la compañía hasta por un monto equivalente al **QUINCE POR CIENTO (15%)**, según lo previsto en la Ley de Mercado de Capitales, lo cual debidamente apoyado fue aprobado por unanimidad; delegándose expresamente en la Junta Directiva de la empresa fijar precio, oportunidad, términos y condiciones relacionados a este punto y su implementación.

Finalmente la Asamblea resolvió autorizar al Secretario de la misma, Sr. **JUAN ANDRES WALLIS**, venezolano, mayor de edad, domiciliado en la ciudad de Caracas y titular de la Cédula de Identidad Nº V.-6.815.777, procediendo en su carácter de Secretario de la Asamblea General Extraordinaria de Accionistas, para que realice los trámites de registro y publicación de la presente acta y su correspondiente participación. No habiendo más asuntos que tratar se levantó la reunión. Firman todos los asistentes a la Asamblea.

JUAN ANDRES WALLIS

REGISTRO MERCANTIL SEGUNDO
Los Timbres Fiscales por el monto de Bs 29.400 han sido cancelados ... en el original del Documento ... artículo 35 de la Ley de Timbre Fiscal.

10/11/C

REPÚBLICA BOLIVARIANA DE VENEZUELA
REGISTRO MERCANTIL II DE LA
CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO
CAPITAL Y ESTADO MIRANDA
INUTILIZADO

[illegible] ... Dos (02) ... DE ... Diciembre ...

[illegible] CINCO [illegible] GUSTAVO EMILIO GARCIA., Dr. Richard Pérez

[illegible] LA [illegible] COPIA CERTIFICADA DE PUBLICACION SEGUN

[illegible] N°: [illegible]

Dr. Richard Pérez Sierra

REGISTRADOR MERCANTIL SEGUNDO SUPLENTE

Minutes of the Special General Shareholders Meeting of F.V.I. Fondo de Valores Inmobiliarios S.A.C.A. held on November 11, 2005

Under the Presidency of **Mr. Luis Emilio Velutini Urbina**, the Special General Shareholders Meeting was declared validly constituted, and open. Subsequently, the Secretary, informed that the Transfer Agent, **VENEZOLANO DE CREDITO S.A., BANCO UNIVERSAL**, had informed that there were represented at the Meeting, a total of **THREE THOUSAND SEVEN HUNDRED NINETY EIGHT MILLION FOUR HUNDRED SEVENTY SIX THOUSAND NINE HUNDRED AND SIXTY THREE (3,798,476,963) SHARES**, which represent **NINETY FIVE POINT SIX HUNDRED AND THIRTY ONE PER CENT (95.631%)** of the entirety of the shares of the company and **NINETY SIX POINT NINE HUNDRED AND TWENTY SIX** per cent **(96.926%), OF THE OUTSTANDING SHARES.**

Order of the Day:

FIRST: TO CONSIDER AND RESOLVE ABOUT THE CHANGE REGARDING THE CLOSING OF THE FISCAL YEAR OF THE COMPANY, TO THE MONTH OF SEPTEMBER OF EVERY YEAR.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, the change regarding the closing of the fiscal year of the Company, to September 30, of every year, was approved. Likewise, **Mrs. Luis Emilio Velutini Urbina** and **Horacio Velutini Sosa** were authorized jointly or individually, to carry on all the necessary steps to manage and obtain the authorization from the Public Administration, in accordance with Article 13 at the regulation of the in force Income Tax Law.

SECOND: IN CASE THAT THE FOREGOING POINT IS APPROVED, TO CONSIDER AND RESOLVE ABOUT THE MODIFICATION OF CLAUSE TWENTY-FOURTH OF THE BY-LAWS OF THE COMPANY, DUE TO THE CHANGE OF THE CLOSING OF THE FISCAL YEAR OF THE COMPANY.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, the modification of **CLAUSE TWENTY-FOURTH** of the By-Laws of the Company was unanimously approved to read as follows:

"**<u>TWENTY FOURTH:</u>** The Fiscal Year of the Company will last one (1) year, between October 1° and September 30, of each year.

<u>THIRD</u>: TO CONSIDER AND RESOLVE ABOUT THE NECESSARY REDUCTION OF THE CORPORATE CAPITAL OF THE COMPANY, IN ACCORDANCE TO THE REPURCHASE PLAN APPROVED BY THE SPECIAL GENERAL SHAREHOLDERS MEETING HELD ON NOVEMBER 12, 2004, AND IN ACCORDANCE WITH WHAT IS INDICATED IN ARTICLES 55 AND 56 OF THE CAPITAL MARKET LAW.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, the process of the Shares Repurchase Plan of the Company, the results presented by the Board of Directors of the Company on this matter, as well as the reduction of the Corporate Capital, in accordance with what was establish at the Meeting and the dispositions of the Capital Market Law, was unanimously approved.

<u>FOURTH</u>: IN CASE THAT THE FORGOING POINT IS APPROVED, TO CONSIDER AND RESOLVE ABOUT THE MODIFICATION OF CLAUSES FIFTH AND TWENTYNINTH OF THE BY-LAWS OF THE COMPANY, DUE TO THE CAPITAL REDUCTION.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, the modification of **CLAUSES FIFTH** and **TWENTYNINETH** of the By-Laws of the Company, were unanimously approved, to read as follows:

"**<u>FIFTH</u>"**: The Corporate Capital of the Company is the amount of **THIRTY NINE THOUSAND ONE HUNDRED EIHGTY NINE MILLION TWO HUNDRED NINETY THOUSAND SEVEN HUNDRED BOLIVAR'S WITH 00/100 (Bs. 39,189,298,700.00)** divided into a total of **THREE THOUSAND NINE HUNDRED EIGHTEEN MILLION NINE HUNDRED TWENTY NINE THOUSAND EIGHT HUNDRED** and **SEVENTY (3,918,929,870) SHARES,** of which **FOUR HUNDRED NINETY SEVEN MILLION FOUR HUNDRED TWENTY NINE THOUSAND AND ONE (497,429,001) ARE CLASS "A SHARES** and **THREE THOUSAND FOUR HUNDRED TWENTY ONE MILLION FIVE HUNDRED THOUSAND EIGHT HUNDRED AND SIXTY NINE (3,421,500,869)** are **CLASS "B" SHARES,** all of

them nominated, non convertible to bearer, with a nominal value of TEN BOLIVAR'S with 00/100 (Bs. 10,00) each one. The common Shares can be denominated Class "A" and Class "B"; those denominated Class "A", correspond to Shares already existing before the Capital Increment approved in the Shareholders Meeting dated October 15, 1996; and the Class "B", those issuance later. From now on any new Shares coming from a new issuance will be denominated Class "B", except for the Shares that are subscribed by shareholders of Class "A" Shares, which will maintain the denomination Class "A". To the holders of Class "A" Shares, besides those general attributes ascribed by law to the shareholders of any company, to participate and vote in all the deliberations and ordinary or extraordinary decisions of the company, it is granted the exclusive right to: a) Designate the President of the Company; b) Designate the Directors and their Alternates; c) Designate the Legal Representatives of the Company. The exercise of this designation right will correspond exclusively to the holders of Class "A" Shares, as long as such Class "A" Shares represents at least ten per cent (10%) of the Corporate Capital. Only holders of Class "A" Shares will be able to request that the shares subscribed by them in the Capital increments to be realized by the Company, be denominated Class "B"; likewise, they will be able to subscribe Class "B" Shares in the Capital increments to be realized by the Company; also at their own will, only shareholders of Class "A" Shares will be able to request the conversion of any number of Class "A" Shares into Class "B" Shares, to the holders of Class "B" Shares also corresponds the general attributions granted by law to any shareholder of a Company to participate and vote in all the deliberations and ordinary or extraordinary decisions of the Company, with the only limitation established in this same Clause that grants exclusive right to the holders of Class "A" Shares, to designate all the members of the Board of Directors and the Legal Representatives of the Company."

"**<u>TWENTY-NINTH</u>**: The Corporate Capital of the Company is **THIRTY NINE THOUSAND SEVEN HUNDRED TWENTY MILLION ONE HUNDRED FOUR THOUSAND THREE HUNDRED AND NINETY BOLIVAR'S WITH 00/100 (Bs.**

39,720,104,390.00), divided into a total of **THIRTY NINE THOUSAND NINE HUNDRED SEVENTY TWO MILLION TEN THOUSAND FOUR HUNDRED AND THIRTY NINE (3,972,010,439) SHARES**, of which **FOUR HUNDRED NINETY SEVEN MILLION FOUR HUNDRED TWENTY NINE AND ONE (497,429,001) are CLASS "A"** and **THREE THOUSAND FOUR HUNDRED SEVENTY FOUR MILLION FIVE HUNDRED EIGHTY ONE THOUSAND FOUR HUNDRED AND THIRTY EIGHT (3,474,581,438)** are **CLASS "B" SHARES**. The Corporate Capital of the Company is totally subscribed and paid-up, all in accordance with the list issued by the Transfer Agent of the Company, **BANCO VENEZOLANO DE CREDITO**, attached to this Minutes".

Likewise, the Shareholders Meeting agreed to notify the National Securities and Exchange Commission of what was resolved in this Meeting, so as to the inscription of the new Shares in the National Registry of Securities

FIFTH: TO CONSIDER AND RESOLVE ABOUT THE CONVENIENCE OF THE ISSUANCE OF ANY TYPE OF OBLIGATIONS, CONVERTIBLE OBLIGATIONS, BONDS, COMMERCIAL PAPERS, DERIVATIVES O PARTICIPATION TITLES UP TO THE AMOUNT OF TWO HUNDRED THOUSAND MILLION BOLIVAR'S (BS. 200,000,000,000.00), OR ITS EQUIVALENT IN DOLLARS OF THE UNITED STATES OF AMERICA, IF THE EMISSION IS MADE IN THE EURO MARKET, IN THE TERMS AND CONDITIONS APPROVED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND IN ACCORDANCE WITH WHAT IS ESTABLISHED IN THE CAPITAL MARKET LAW.

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, the convenience of this point, duly supported was unanimously approved by the Shareholders, with the express mention that the determination of the terms and conditions for each one of the issuances, is delegated in the Board of Directors of the Company, all in accordance with what is established on the Capital Market Law.

__SIXTH__: **TO CONSIDER AND RESOLVE ABOUT THE APPOINTMENT OF THE COMMON PROVISIONAL REPRESENTATIVE OF THE BOND HOLDERS AND TO ESTABLISH HIS REMUNERATION.**

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, it was proposed to appoint **Banco Mercantil C.A. Banco Universal** and/or **Banesco, Banco Universal**, as Common Provisional Representatives of the Bond Holders, according to the designation made by the Board of Directors for each one of the Issuance, in conformity with the approval indicated in the previous point. Likewise, it was approved to delegate in the Board of Directors of the Company, to establish the terms and conditions of these contracts, as well as the monthly remuneration to be received by the Common Provisional Representatives of the Bond Holders. It was unanimously approved as submitted.

__SEVENTH__: **TO CONSIDER AND RESOLVE ABOUT THE CONVENIENCE OF ENABLING THE BOARD OF DIRECTORS TO BE SUFFICIENTLY AUTHORIZED TO ACQUIRE COMPANY SHARES UP TO AN AMOUNT EQUIVALENT TO FIFTEEN PER CENT (15%), OF THE CORPORATE CAPITAL, ACCORDING TO WHAT IS FORESEEN IN THE CAPITAL MARKET LAW.**

RESOLUTION: Submitted to the consideration of the Shareholders Meeting, the acquisition of Company Shares, and the authorization to the Board of Directors of the Company, to acquire Shares of the Company up to an amount equivalent to **FIFTEEN PER CENT (15%),** of the paid-up Corporate Capital, according to what is foreseen in the Capital Market Law, which was duly supported and unanimously approved; expressly delegating on the Board of Directors of the Company the establishment of price, opportunity, terms and conditions related to this point, and its implementation.

Registration Data: The notification of the Minutes of the Special Shareholders Meeting of **F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A.**, held on November 11, 2005, was registered before the *Second* Mercantile Registry of the Judicial Circumscription of the Capital District and Miranda State on December 2, 2005, under No. 14 Volume 239-*A-Second*.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

ACTA DE JUNTA DIRECTIVA DE LA EMPRESA
F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.
CELEBRADA EN FECHA DOCE (12) DE AGOSTO DE 2.004

En la ciudad de Caracas, Venezuela, el día doce (12) de Agosto de 2.004, se reunieron a las 8:30 a.m., en la sede social de la empresa ubicadas en la Avenida Venezuela, Edificio El Samán, Piso 8, El Rosal, jurisdicción del Municipio Baruta del Estado Miranda, para llevar a cabo una reunión de Junta Directiva de la compañía, los señores: **LUIS EMILIO VELUTINI**, en su carácter de PRESIDENTE, **HORACIO VELUTINI SOSA, MASHUD MEZERHANE, LUIS DELGADO LUGO, LUIS GARCIA MONTOYA, CARLOS ACOSTA** y **PEDRO LOPEZ**, en su carácter de Directores Principales; los Sres. **ALVAR NELSON ORTIZ** y **LUIS CARLOS SERRA**, en su carácter de Directores Suplentes; y **JUAN ANDRES WALLIS,** Secretario de la Junta Directiva.

Los Puntos del Orden del Día objeto de la reunión fueron los siguientes:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA.

TERCERO: PRESENTACION DE LA ESTRATEGIA DE NEGOCIOS PARA EL FVI Y EMPRESAS FILIALES.

CUARTO: REVISIÓN DE LA SITUACIÓN DE COMERCIALIZACIÓN AREA OFICINAS Y CENTROS COMERCIALES.

QUINTO: INFORME SOBRE LA SITUACIÓN DE LAS COBRANZAS DE LOP.

SEXTO: INFORME SOBRE LA SITUACIÓN DE LAS COBRANZAS DE COMPAÑÍA ANONIMA DE INMUEBLES Y VALORES CARACAS.

SEPTIMO: INFORME SOBRE LA PUESTA EN MARCHA DE LOPCO DE VENEZUELA, C.A. EN SUSTITUCION DE LOPCO, SUCURSAL VENEZUELA. CRONOGRAMA DE PLAN DE TRABAJO A SER IMPLEMENTADO.

OCTAVO: CONSIDERAR Y RESOLVER SOBRE LA CONVOCATORIA PARA LA CELEBRACIÓN DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS.

NOVENO: VARIOS.

REVISADO
F.V.I.
Fondo de Valores
Inmobiliarios
CONSULTORÍA JURÍDICA

Presidió la reunión el Sr. **LUIS EMILIO VELUTINI**, quien declaró la Junta Directiva válidamente constituida a efectos de deliberar y decidir sobre los puntos contenidos en el Orden del Día, a saber:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, procedió a dar lectura al Acta de Junta Directiva de la empresa celebrada en fecha veintidós (22) de Abril de 2.004, realizada en el Piso 8, Edificio El Samán, Urbanización El Rosal, Caracas, a las 8:00 a.m., la cual fue aprobada por unanimidad de los presentes, acordándose su transcripción en el Libro de Actas correspondiente.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA.

El Sr. **LUIS EMILIO VELUTINI**, Presidente de la compañía, informó a los presentes sobre la situación general de la empresa e hizo una exposición sobre los eventos más destacados e importantes ocurridos desde el segundo trimestre del año, hasta la presente fecha.

TERCERO: PRESENTACION DE LA ESTRATEGIA DE NEGOCIOS PARA EL FVI Y EMPRESAS FILIALES.

El Sr. **LUIS EMILIO VELUTINI** presentó a la Junta Directiva la estrategia de negocios a ser implementada por la empresa, y sus filiales, **LOPCO BM, LTD.** y **COMPAÑÍA ANONIMA DE INMUEBLES Y VALORES CARACAS.**

En este sentido, explicó que la empresa tiene tres (3) áreas de negocios: a) La primera, que es manejada por **LOPCO,** desarrolla el área de Oficinas AAA, ofreciendo espacios de oficinas con servicios integrados de primera línea y ubicadas en el área metropolitana de Caracas; b) la segunda área de negocios sería a través de **INVACA**, con el segmento de Centro Comerciales conocidos en el mercado como "High End" y el sector de entretenimiento, entre los cuales se encuentran Centro San Ignacio, Centro Comercial Tolón, el desarrollo del nuevo Centro Comercial ubicado en La Lagunita, el Parque Ávila Mágica, y en la cual se agruparía también la inversión de C21, y c) En tercer lugar, existe un segmento de negocios concretado en activos inmobiliarios no medulares, que corresponden a activos inmobiliarios o participaciones y derechos no cónsonos con el giro del negocios acordado para la empresa; y cuya comercialización y venta, a valores de liquidación, originarán importantes ingresos para la compañía que serán utilizados en

programas de reducción de deudas, y en nuevos proyectos de inversión de gran factibilidad.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, acordaron aprobar la estrategia de negocios a ser implementada en la empresa, la cual fue presentada a detalle, ordenando su implementación.

CUARTO: REVISIÓN DE LA SITUACIÓN DE COMERCIALIZACIÓN AREA OFICINAS Y CENTROS COMERCIALES.

El Sr. **LUIS EMILIO VELUTINI** informó a la Junta Directiva sobre las negociaciones más significativas con relación a la comercialización de inmuebles destinados a Oficinas y Locales Comerciales; así como aquellas que están en proceso de formalizarse.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado.

QUINTO: INFORME SOBRE LA SITUACIÓN DE LAS COBRANZAS DE LOP.

El Sr. **LUIS EMILIO VELUTINI**, informó a la Junta Directiva sobre la situación de la cobranza de **LOPCO**, como propietaria de los activos inmobiliarios destinados a Oficinas.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado.

SEXTO: INFORME SOBRE LA SITUACIÓN DE LAS COBRANZAS DE COMPAÑÍA ANONIMA DE INMUEBLES Y VALORES CARACAS.

El Sr. **LUIS EMILIO VELUTINI**, informó a la Junta Directiva sobre la situación de la cobranza de **COMPAÑÍA ANOMINA DE INMUEBLES Y VALORES CARACAS**, como propietaria de los activos inmobiliarios destinados a Oficinas, en especifico el Edificio Menegrande, y realizó un análisis sobre la deuda de la misma.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado.

SEPTIMO: INFORME SOBRE LA PUESTA EN MARCHA DE LOPCO DE VENEZUELA, C.A. EN SUSTITUCION DE LOPCO, SUCURSAL VENEZUELA, CRONOGRAMA DE PLAN DE TRABAJO A SER IMPLEMENTADO.

El Sr. **LUIS EMILIO VELUTINI** recordó a la Junta Directiva que en la Junta Directiva de **LOPCO BM. LTD.** celebrada en fecha veintiocho (28) de Abril de 2004, se acordó el

cierre de la **SUCURSAL VENEZUELA** de **LOPCO BM. LTD.**, resolviendose la constitución de una nueva **COMPAÑÍA ANÓNIMA**, autónoma de **LOPCO BM, LTD.**, que operará bajo la denominación social **LOPCO DE VENEZUELA, C.A.**., la cual estará regida bajo las leyes de la República Bolivariana de Venezuela, y cuyo capital será mayoritariamente poseído por **LOPCO BM, LTD.** Continuó son su explicación el Sr. **LUIS EMILIO VELUTINI**, e indicó que el cierre de dicha Sucursal y la constitución de la nueva sociedad se hizo bajo el fundamento de que la empresa **LOPCO DE VENEZUELA, C.A.**, mantendría dentro de su patrimonio, los activos y pasivos contratados y adquiridos a través de la Sucursal cuyo cierre ha sido acordado. Esto implicaría dar inicio al proceso de aporte de los activos y cesión de los pasivos de **LOPCO BM, LTD.** a **LOPCO DE VENEZUELA, C.A.**, y gestiones pertinentes ante los acreedores hipotecarias de la primera.

De igual manera, el Sr. **LUIS EMILIO VELUTINI** indicó que los estacionamientos de los inmuebles de Oficinas propiedad de **LOPCO BM, LTD.**, deberían ser operados por empresas que se constituirán. A tal fin, este plan de estrategia consistiría en mantener vigentes las actividades en **LOPCO BM, LTD.** hasta que sean asumidas por **LOPCO DE VENEZUELA, C.A.** lo cual se espera sea materializado en el mes de Octubre de 2.004.

Continuó con su exposición el Sr. **LUIS EMILIO VELUTINI** e informó a los presentes que, haciendo seguimiento al mandato de la Junta Directiva de LOPCO BM, LTD., efectivamente, fué inscrita **LOPCO DE VENEZUELA, C.A.** como una sociedad mercantil en el Registro Mercantil Quinto de la Circunscripción Judicial del Distrito Federal y Estado Miranda, en fecha veintinueve (29) de Junio de 2004, bajo el No. 51, Tomo 931-A QTO., poseída en por **LOPCO BM, LTD.**

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, acordaron:

a) Aprobar la estrategia de negocios para la empresa, presentada a detalle, tanto para **LOPCO DE VENEZUELA, C.A.** como para **COMPAÑÍA ANONIMA DE INMUEBLES Y VALORES CARACAS.**

b) Autorizar la formalización de los aportes de todos los activos y pasivos de **LOPCO BM, LTD.** a **LOPCO DE VENEZUELA, C.A.,** en los términos y condiciones ampliamente indicados.

c) Autorizar la formalización de las operaciones de estacionamiento de inmuebles propiedad de **LOPCO BM, LTD.** en forma independiente, a través de personas jurídicas que se crearán a tales efectos.

OCTAVO: CONSIDERAR Y RESOLVER SOBRE LA CONVOCATORIA PARA LA CELEBRACIÓN DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS.

El Sr. **LUIS EMILIO VELUTINI** informó a la Junta Directiva que debe proceder a convocarse la próxima Asamblea Ordinaria de Accionistas de la empresa para el período comprendido entre 01 de julio de 2003 y el 30 de junio de 2.004.

La Junta Directiva decidió tratar este punto en su próxima sesión, la cual estaría siendo convocada para el 13 de Octubre de 2.004.

NOVENO: VARIOS

a) CONSIDERAR Y RESOLVER SOBRE LA EMISIÓN DE PAPELES COMERCIALES DE LA COMPAÑÍA.

El Presidente, **LUIS EMILIO VELUTINI** recordó a los asistentes que la Asamblea de Accionistas celebrada en fecha 07 de Octubre de 2003, autorizó la emisión de papeles comerciales hasta por la cantidad de **CUARENTA MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON 00/100 CENTAVOS (US$ 40.000.000,00)** o su equivalente en Bolívares en los términos y condiciones que aprobare la Junta Directiva. De acuerdo con el mandato recibido de dicha Asamblea de Accionistas, el Sr. **LUIS EMILIO VELUTINI** propuso que esta Junta Directiva acordara realizar la emisión de hasta **CUARENTA MILONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON 00/100 CENTAVOS (US$ 40.000.000,00)** o su equivalente en Bolívares, según las siguientes características para la emisión de papeles comerciales:

1. TIPO DE DOCUMENTO:

Papeles Comerciales al Portador.

2. MONTO MÁXIMO AUTORIZADO:

El monto máximo autorizado de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de hasta **CUARENTA**

MILONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON 00/100 CENTAVOS (US$ 40.000.000,00) o su equivalente en Bolívares, tendrá una vigencia de **UN (1) AÑO** contado a partir de la fecha en la que se emita la primera serie, la cual deberá ofertarse públicamente dentro de los **TREINTA (30) DÍAS** siguientes a la fecha de recibir la notificación de la autorización otorgada por la Comisión Nacional de Valores.

3. EMISIONES:

Se podrá emitir una o varias series, el monto total, a valor nominal de las series en circulación no podrá exceder en ningún caso del monto total autorizado de hasta **CUARENTA MILONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON 00/100 CENTAVOS (US$ 40.000.000,00)** o su equivalente en Bolívares con un tope de hasta **TREINTA MIL MILLONES DE BOLIVARES (Bs. 30.000.000.000,00).**

4. PLAZOS:

Los títulos tendrán un vencimiento fijo no inferior a **QUINCE (15) DÍAS** ni superior a **TRESCIENTOS SESENTA (360) DÍAS** (según de las normas relativas a la emisión, oferta pública y negociación de papeles comerciales). sin embargo, el plazo del vencimiento podrá ser prorrogado de acuerdo a las condiciones fijadas al momento de la emisión por acuerdo expreso de las 2/3 partes de los tenedores de los instrumentos, reunidos en asamblea convocada al efecto. En ningún caso el vencimiento podrá ser posterior a la fecha de expiración de la autorización otorgada por la Comisión Nacional de Valores (según de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales).

5. PRECIO AL PÚBLICO:

El precio de la colocación se hará a la par, con prima o a descuento, de acuerdo con la determinación que se haga en el momento de la emisión de cada serie.

6. COLOCACIÓN:

La fecha del inicio de la colocación será publicada en un diario de alta circulación nacional el día del inicio de la emisión de cada serie. La colocación de la emisión se realizará bajo el sistema de colocación en Firme, Garantizada o a Mayores Esfuerzos por el Agente de Colocación **MULTIPLICAS CASA DE BOLSA, S.A.**, o cualquier otra empresa que el **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** designe, en forma conjunta o separada, conforme se determine en el momento de la emisión de cada serie, y como tal,

podrá utilizar los servicios de Corredores Públicos de Títulos Valores miembros de la Bolsa de Valores de Caracas, C.A. y de la Bolsa de Valores de Maracaibo, S.A.C.A. como Agentes de Distribución. Los detalles relativos al proceso de colocación se detallaran en el aviso de prensa correspondiente a cada una de las series que se publiquen en la prensa nacional.

7. RENDIMIENTO

La tasa de interés y/o rendimiento efectivo que devengarán los títulos serán determinados para cada serie y se indicarán en los avisos que se publiquen notificando el inicio de cada serie.

8. PAGO DE LOS TÍTULOS

Los títulos así como sus respectivos intereses si los hubiere serán pagados al vencimiento por **BANESCO, BANCO UNIVERSAL, S.A.,** que actuará como Agente de Pago y Custodio del Macrotítulo, o cualquier otra entidad que el **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** designe, en forma conjunta o separada, a efectos de realizar las gestiones como Agente de Pago y Custodio.

EL Agente de Pago en el ejercicio de su actividad como Agente Custodio del Macrotítulo, está autorizado por el **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.,** a emitir certificados de custodia negociables, en los cuales se evidencian los derechos de los inversionistas.

9. REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES Y SU REMUNERACIÓN.

Fue designado **BANESCO, BANCO UNIVERSAL, S.A.** como representante común de los tenedores de papeles comerciales, percibiendo una remuneración de hasta la cantidad de **UN MILLON DE BOLIVARES CON 00/100 (BS. 1.000.000,00)** mensuales. Esta designación no es de carácter exclusivo.

Finalmente, el Sr. **LUIS EMILIO VELUTINI** propuso se autorizara a los Miembros de la Junta Directiva, para que dos (2) de ellos en forma conjunta, definan y decidan todos los términos y condiciones particulares de cada una de las series que se emitan, así como para suscribir cualquier documento público o privado que fuere necesario para llevar a cabo los fines de la presente autorización.

Luego de las deliberaciones del caso, la Junta Directiva aprobó por unanimidad de votos de los asistentes, la emisión de papeles comerciales de hasta la cantidad de **CUARENTA MILONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON 00/100 CENTAVOS (US$ 40.000.000,00)** o su equivalente en Bolívares, de acuerdo en un todo con las características y reglas señaladas, autorizándose igualmente a cualesquiera dos (2) de los miembros de la Junta Directiva para que actuando de forma conjunta, definan y decidan todos los términos y condiciones particulares de cada una de las series que se emitan, así como para que suscriban cualquier documento público o privado que fuere necesario para llevar a cabo los fines de la presente autorización.

Para finalizar, la Junta Directiva delegó cualesquiera de los asistentes la facultad de emitir certificaciones del Acta correspondiente a la presente reunión de Junta Directiva. No habiendo más asuntos que tratar, se levantó la reunión. Terminó, se leyó y conformes firman:

LUIS EMILIO VELUTINI	HORACIO VELUTINI SOSA
MASHUD MEZERHANE	LUIS DELGADO LUGO
LUIS GARCIA MONTOYA	CARLOS ACOSTA
PEDRO LOPEZ	ALVAR NELSON ORTIZ
LUIS CARLOS SERRA	JUAN ANDRES WALLIS

FONDO VALORES
INMOBILIARIOS S.A.C.A.

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

HELD ON AUGUST TWELFTH (12TH.), 2.004

In the city of Caracas, Venezuela, on August twelfth (12th.), 2.004, Messrs. **LUIS EMILIO VELUTINI**, PRESIDENT, **HORACIO VELUTINI SOSA, MASHUD MEZERHANE, LUIS DELGADO LUGO, LUIS GARCIA MONTOYA, CARLOS ACOSTA** and **PEDRO LOPEZ**, Principal Directors; **ALVAR NELSON ORTIZ** and **LUIS CARLOS SERRA**, Alternate Directors; and **JUAN ANDRES WALLIS,** Secretary of the Board, met at 8:30 a.m., at the offices of the company located on Venezuela Avenue, El Samán Building, 8th. Floor, El Rosal, Baruta Municipality of the State of Miranda, to hold a Meeting of the Board of Directors of the company.

The items of the Agenda of the meeting were:

FIRST: READING OF THE MINUTES OF THE PAST BOARD MEETING.

SECOND: REPORT FROM THE PRESIDENT OF THE COMPANY.

THIRD: PRESENTATION ON THE BUSINESS STRATEGY FOR FVI AND ITS AFFILIATES.

FOURTH: REVIEW OF THE STATUS OF THE COMMERCIALIZATION PROCESS OF OFFICE SPACES AND MALLS.

FIFTH: REPORT ON THE COLLECTION STATUS FOR LOP.

SIXTH: REPORT ON THE COLLECTION STATUS FOR COMPAÑÍA ANONIMA DE INMUEBLES Y VALORES CARACAS.

SEVENTH: REPORT ON THE BEGINNING OF OPERATIONS OF LOPCO DE VENEZUELA, C.A. IN THE PLACE OF LOPCO, VENEZUELA BRANCH. WORK SCHEDULE TO BE IMPLEMENTED.

EIGHTH: TO CONSIDER AND DECIDE UPON THE CALL FOR THE GENERAL ANNUAL STOCKHOLDERS MEETING.

NINTH: MISCELLANEOUS.

Mr. **LUIS EMILIO VELUTINI**, presided the meeting and declared it legitimately held in order to consider and decide upon the issues and items of the corresponding Agenda, as follows:

FIRST: READING OF THE MINUTES OF THE LAST BOARD MEETING.

The President, Mr. **LUIS EMILIO VELUTINI**, read out loud the Minutes of the Meeting of the Board of Directors of the company held on April twenty second (22nd.), 2004 at the 8th Floor, El Samán Building, El Rosal, Caracas, at 8:00 a.m., which was unanimously approved by those present, agreeing to its insertion in the corresponding Minutes Book.

SECOND: REPORT FROM THE PRESIDENT OF THE COMPANY.

Mr. **LUIS EMILIO VELUTINI**, President of the company, informed those present on the general situation of the company and mentioned the most outstanding and important events during the second quarter of the year up to date.

THIRD: PRESENTATION ON THE BUSINESS STRATEGY FOR FVI AND ITS AFFILIATES.

Mr. **LUIS EMILIO VELUTINI** informed the Board of the business strategy to be implemented for the company, and its affiliate companies, **LOPCO BM, LTD.** and **COMPAÑÍA ANONIMA DE INMUEBLES Y VALORES CARACAS.**

He explained that the company has three (3) business areas: a) The first, managed by **LOPCO,** develops the sector of AAA Office Spaces, offering office spaces with integrated top of the line services and located in the Caracas Metropolitan Area; b) the second sector is handled by **INVACA**, with the sector of High End Shopping Malls, or Retail Spaces, and the entertainment sector, located in Centro San Ignacio, Centro Comercial Tolón, development of a new Shopping Mall located in La Lagunita, Parque Ávila Mágica, which would include the investment of C21, and c) in third place there is a business sector focused on non-core real estate assets, which include the real estate assets, or interests or rights that do not relate to the business that the company is currently engaged in; and which commercialization and sale, at liquidation values, would cause important revenues for the company to be used in debt reduction programs, and in new highly feasible investment projects.

The member of the Board of Directors, after careful consideration on the matter at hand, state their conformity therewith, and thus agreed, to approve the business strategy to be implemented in the company, which was explained in detailed, and ordered its implementation.

FOURTH: REVIEW OF THE STATUS OF THE COMMERCIALIZATION PROCESS OF OFFICE SPACES AND MALLS.

Mr. **LUIS EMILIO VELUTINI** informed the Board about the most significant negotiations regarding the commercialization of Office and Retail Spaces; as well as those in the process of formalization.

The members of the Board, after careful consideration of the matter at hand sated their conformity therewith.

FIFTH: REPORT ON THE COLLECTION STATUS FOR LOP.

Mr. **LUIS EMILIO VELUTINI**, informed the Board about the collection status of **LOPCO**, as owner of the real estate assets for Office Spaces.

The members of the Board, after careful consideration of the matter at hand sated their conformity therewith.

SIXTH: REPORT ON THE COLLECTION STATUS FOR COMPAÑÍA ANONIMA DE INMUEBLES Y VALORES CARACAS.

Mr. **LUIS EMILIO VELUTINI**, informed the Board regarding the collection status for **COMPAÑÍA ANOMINA DE INMUEBLES Y VALORES CARACAS**, as owner of the real estate assets for Office Spaces, specifically located in the Menegrande Building, and analyzed the debt in itself.

The members of the Board, after careful consideration of the matter at hand sated their conformity therewith.

SEVENTH: REPORT ON THE BEGINNING OF OPERATIONS OF LOPCO DE VENEZUELA, C.A. IN THE PLACE OF LOPCO, VENEZUELA BRANCH. WORK SCHEDULE TO BE IMPLEMENTED.

Mr. **LUIS EMILIO VELUTINI** reminded the Board that at the Board Meeting of **LOPCO BM. LTD.** Held on April twenty eighth (28), 2004, it was agreed to closure of **SUCURSAL VENEZUELA** de **LOPCO BM. LTD.**, resolving and agreeing to the incorporation of a new **CORPORATION**, independent from **LOPCO BM, LTD.**, that will operate under the corporate denomination of **LOPCO DE VENEZUELA, C.A..**, and shall be governed by the Law of the Republic of Venezuela, and whose capital shall be mostly owned by **LOPCO BM, LTD.** Mr. **LUIS EMILIO VELUTINI**, indicated that the closure of such branch company and the incorporation of a new corporation was made under the understanding that **LOPCO DE VENEZUELA, C.A.,** shall keep within its own patrimony, the assets and liabilities under contract and acquired through the Branch company, which closure as

been agreed. This implies the beginning of a contribution process of the assets and assignment of the liabilities from **LOPCO BM, LTD**. to **LOPCO DE VENEZUELA, C.A**., and the pertaining management before the mortgage creditors of the first.

Mr. **LUIS EMILIO VELUTINI** indicated that the companies to be incorporated to such effect should operate the parking areas of the Office buildings owned by LOPCO BM, LTD.. Thus this strategic plan will consist maintaining **LOPCO BM, LTD.** Active until **LOPCO DE VENEZUELA, C.A.** had undertaken all of its activities, which we expect to achieve by the month of October 2004.

Mr. **LUIS EMILIO VELUTINI** informed those present that following up the mandate of the Board of Directors of LOPCO BM, LTD., in fact, **LOPCO DE VENEZUELA, C.A.** was registered as a corporation before the Fifth Commercial Registry Office of the Judicial Circuit of the Federal District and State of Miranda, on June twenty ninth (29th.), 2004, under No. 51, Volume 931-A QTO., owned by **LOPCO BM, LTD**.

Then the members of the Board after careful consideration of the matter at hand stated their conformity therewith, and thus agreed:

a) To approve the business strategy for the company, which was explained in detail, both for **LOPCO DE VENEZUELA, C.A.** and **COMPAÑÍA ANONIMA DE INMUEBLES Y VALORES CARACAS.**

b) To authorize the execution of the contribution of assets and liabilities from **LOPCO BM, LTD.** to **LOPCO DE VENEZUELA, C.A.,** in the same terms and conditions as explained in detail.

c) To authorize the organization of parking operations of the property owned by **LOPCO BM, LTD.** independently, by juridical entities created to such effect.

OCTAVO: TO CONSIDER AND DECIDE UPON THE CALL FOR THE GENERAL ANNUAL STOCKHOLDERS MEETING.

Mr. **LUIS EMILIO VELUTINI** informed the Board that the Annual Stockholders Meeting of the company for the term between July 01, 2003 and June 30, 2004, should be called. The Board agreed to consider this issue at the next meeting, which is planned to be called for October 13, 2004.

NINTH: MISCELLANEOUS

a) TO CONSIDER AND DECIDE ON THE ISSUANCE OF COMMERCIAL PAPERS OF THE COMPANY.

The President, **LUIS EMILIO VELUTINI,** reminded to those present that the Stockholders Meeting of October 07, 2003, authorized the issuance of the commercial papers for an amount of up to **FORTY MILLION AMERICAN DOLLARS (US$ 40,000,000.00)** or its equivalent amount in bolivars in the terms and conditions that the Board of Directors may approve. According to such mandate from the Stockholders Meeting, Mr. **LUIS EMILIO VELUTINI** proposed the Board to approve the issuance of commercial papers for the amount of **FORTY MILLION AMERICAN DOLLARS (US$ 40,000,000.00)** or its equivalent amount of Bolivars, according to the following:

1. TYPE OF DOCUMENT:

Commercial Papers to the Bearer.

2. MAXIMUM AUTHORIZED AMOUNT:

The maximum authorized amount of the commercial papers outstanding at any time during the term of this authorization is for an amount of up to **FORTY MILLION AMERICAN DOLLARS (US$ 40,000,000.00)**, or its equivalent amount in Bolivars, shall be in force for **ONE (1) YEAR** as of the date of issuance of the first series, to be publicly offered within **THIRTY (30) DAYS** following the date of receipt of authorization from the National Securities Commission.

3. ISSUANCES:

One or more series may be issued, the total amount, at face value of the outstanding series cannot exceed at any time the maximum authorized amount of up to **FORTY MILLION AMERICAN DOLLARS (US$ 40,000,000.00)** or its equivalent amount in Bolivars, with a maximum of **THIRTY THOUSAND MILLION BOLIVARS (Bs. 30.000.000.000,00).**

4. TERMS:

The titles shall have fixed maturity of no less than **FIFTEEN (15) DAYS** or greater than **THREE HUNDRED SIXTY (360) DAYS** (according to the rules on issuance, public offer and commercial paper dealing). Nonetheless, the maturity term may be extended according to the terms established at the time of issuance by express agreement of 2/3 of the bearers of such instruments, in a meeting called for such effect. In no case

maturity may be later than the date of expiration of the authorization granted by the National Securities Commission (according to the Rules on Issuance, Public Offer and Negotiation of Commercial Papers).

5. PRICE TO T HE PUBLIC:

The placement price shall be done both with premium or discount, according to the determination made at the time of issuance of each series.

6. PLACIN G:

The date of initiation of placement shall be published in a nationwide high circulation newspaper on the date of issuance of each series. The placement of the series shall be done by placement in Firm, Guaranteed or Great efforts by the Placement Agent **MULTIPLICAS CASA DE BOLSA, S.A.,** or any other company that **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** may appoint, jointly or separately, as determined at the time of issuance of each series, and as such, may use the services of Public Securities Brokers members of the Bolsa de Valores de Caracas, C.A. and of the Bolsa de Valores de Maracaibo, S.A.C.A. as Distribution Agents. The details of the placement procedure shall be indicated in detail in the corresponding press release to each series to be published in the national press.

7. YIELD

The interest rate and/or effective yield of such titles shall be determined for each series and indicated in the press releases published for the notification of the beginning of each series.

8. PAYMENT O F TITLES

The titles as well as their respective interests, if any, shall be paid at maturity by **BANESCO, BANCO UNIVERSAL, S.A.,** that will act as Payment Agent and Macrotitle Custodian, or any other entity that **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** may appoint, jointly or separately, to perform the duties of Payment Agent and Custodian.

The Payment Agent acting as Macro title Custodian, is authorized by **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, to issue tradable custodian certificates, whereby the rights of the investors are indicated.

9. **COMMON REPRESENTATIVE OF THE HOLDERS OF COMMERCIAL PAPERS AND ITS REMUNERATION.**

BANESCO, BANCO UNIVERSAL, S.A. was appointed as common representative of the bearers of commercial papers, with a monthly remuneration of up to **ONE MILLION BOLIVARS (BS. 1.000.000,00)**. This appointment is not an exclusive one.

Finally Mr. **LUIS EMILIO VELUTINI** proposed the authorization of the members of the Board of Directors, two (2) of them acting jointly, to define and decide the particular terms and conditions for each series issued, and to sign any public or private document necessary for the purpose of this authorization.

After careful consideration, the Board of Directors unanimously approved the issuance of commercial papers for an amount of **FORTY MILLION AMERICAN DOLLARS (US$ 40,000,000.00)** or its equivalent in Bolivars, according to the characteristics and rules mentioned above, also authorizing any two (2) members of the Board of Directors acting jointly, to define and decide the particular terms and conditions for each series issued, and to sign any public or private document necessary for the purpose of this authorization.

To conclude the Board delegated upon any of those present at the meeting the power to issue certified copies or certifications of the corresponding Minutes for this Board Meeting. Having no further matters to discuss the meeting was adjourned. Having the proceedings concluded, the record was read out loud, and thus those present in conformity sign:

LUIS EMILIO VELUTINI	HORACIO VELUTINI SOSA
MASHUD MEZERHANE	LUIS DELGADO LUGO
LUIS GARCIA MONTOYA	CARLOS ACOSTA
PEDRO LOPEZ	ALVAR NELSON ORTIZ
LUIS CARLOS SERRA	JUAN ANDRES WALLIS

FONDO VALORES
INMOBILIARIOS S.A.C.A.

ACTA DE JUNTA DIRECTIVA DE LA EMPRESA

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

CELEBRADA EN FECHA TRECE (13) DE OCTUBRE DE 2.004

En la ciudad de Caracas, Venezuela, el día trece (13) de Octubre de 2.004, se reunieron a las 5:00 p.m., en la sede social de la empresa ubicadas en la Avenida Venezuela, Edificio El Samán, Piso 8, El Rosal, jurisdicción del Municipio Baruta del Estado Miranda, para llevar a cabo una reunión de Junta Directiva de la compañía, los señores: **LUIS EMILIO VELUTINI**, en su carácter de PRESIDENTE, **HORACIO VELUTINI SOSA, MASHUD MEZERHANE, CARLOS ACOSTA** y **PEDRO LOPEZ**, en su carácter de DIRECTORES PRINCIPALES; los Srs. **LUIS CARLOS SERRA** y **CESAR GAMBINO,** en su carácter de DIRECTORES SUPLENTES y **JUAN ANDRES WALLIS,** en su carácter de Secretario de la Junta Directiva.

Los Puntos del Orden del Día objeto de la reunión fueron los siguientes:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA.

TERCERO: CONSIDERAR Y RESOLVER SOBRE LA CONVOCATORIA PARA LA CELEBRACIÓN DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS.

CUARTO: CONSIDERAR Y RESOLVER SOBRE LA CONVOCATORIA PARA LA CELEBRACIÓN DE LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS.

QUINTO: INFORME SOBRE LA SITUACION DE LOS NUEVOS PROYECTOS:

a) CENTRO COMERCIAL LA LAGUNITA.

b) PROYECTO GALIPÁN.

SEXTO: VARIOS.

a) CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UNA LINEA DE CREDITO CON EL **BANCO OCCIDENTAL DE DESCUENTO** HASTA POR LA CANTIDAD DE **UN MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 1.000.000.000,00).**

b) CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UNA LINEA DE CREDITO CON EL **BANCO PROVINCIAL** POR LA CANTIDAD DE

VEINTIOCHO MILLARDOS DE BOLIVARES CON 00/100 CENTIMOS (BS. 28.000.000.000,00).

c) CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UNA LINEA DE CREDITO CON **CORPBANCA** POR LA CANTIDAD DE **TRES MIL MILLONES DE BOLIVARES CON 00/100 CENTIMOS (BS. 3.000.000.000,00).**

d) CONSIDERAR Y RESOLVER SOBRE EL OTORGAMIENTO DE PODER ESPECIAL PARA REALIZAR ANTE LA SUPERINTENDENCIA DE BANCOS (SUDEBAN), TODAS LAS GESTIONES NECESARIAS Y PERTINENTES, YA SEA PARA SOLICITAR Y/O RETIRAR LA INFORMACIÓN RELACIONADA CON LA EMPRESA ANTE EL S.I.C.R.I.

e) CONSIDERAR Y RESOLVER SOBRE EL OTORGAMIENTO DE FIANZA A EFECTOS DE GARANTIZAR EL CUMPLIMIENTO DE LAS OBLIGACIONES QUE LA EMPRESA **LOPCO DE VENEZUELA, C.A.,** INSCRITA ANTE EL REGISTRO MERCANTIL QUINTO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA, EN FECHA 29 DE JUNIO DEL AÑO 2004, ANOTADO BAJO EL N° 51, TOMO 931-A, ASUMIRA DE CONFORMIDAD CON PRESTAMO A INTERES A SER SUSCRITO POR ESA EMPRESA CON EL **BANCO PROVINCIAL.**

f) CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UNA LINEA DE CREDITO CON BANCO MERCANTIL POR LA CANTIDAD DE SEIS MIL SEISCIENTOS CUARENTA Y CINCO MILLONES DE BOLIVARES CON 00/100 CENTIMOS (Bs. 6.645.000.000,00).

Presidió la reunión el Sr. **LUIS EMILIO VELUTINI**, quien declaró la Junta Directiva válidamente constituida a efectos de deliberar y decidir sobre los puntos contenidos en el Orden del Día, a saber:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, procedió a dar lectura al Acta de Junta Directiva de la empresa celebrada en fecha doce (12) de Agosto de 2.004, realizada en el Piso 8, Edificio El Samán, Urbanización El Rosal, Caracas, a las 8:30 a.m., la cual fue aprobada por unanimidad de los presentes, acordándose su trascripción en el Libro de Actas correspondiente.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA.

El Presidente de la compañía, Sr. **LUIS EMILIO VELUTINI**, informó a los presentes sobre la situación general de la empresa e hizo una exposición sobre los eventos más destacados e importantes ocurridos en fecha reciente.

De igual manera, hizo una amplia exposición sobre la estructura del Plan Estratégico de la empresa, el cual consiste en desarrollar negocios a través de tres (3) áreas específicas:

a) El área de Oficinas AAA, a través de LOPCO.
b) El área de Centros Comerciales y Entretenimiento, a través de INVACA.
c) None Core Assets ó activos no medulares, los cuales serán destinados a la venta a efectos de utilizar esos fondos para amortizar deuda y el pago de las inversiones indicadas en los literales a) y b).

TERCERO: CONSIDERAR Y RESOLVER SOBRE LA CONVOCATORIA PARA LA CELEBRACIÓN DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS.

El Sr. **LUIS EMILIO VELUTINI** informó a la Junta Directiva que debe proceder a convocar la próxima Asamblea Ordinaria de Accionistas de la empresa, cuya convocatoria sería del tenor siguiente:

"***CONVOCATORIA***

*Se convoca a los señores accionistas de la empresa **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, para la Asamblea General Ordinaria de Accionistas que se celebrará el día Viernes doce (12) de Noviembre del año 2.004, a las 5:00 p.m., en el Piso 8, de la Torre El Samán, ubicada en la Avenida Venezuela, Urbanización El Rosal, Caracas, para tratar los siguientes Puntos del Orden del Día, a saber:*

***PRIMERO**: INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE LA COMPAÑIA.*

***SEGUNDO**: CONSIDERAR Y RESOLVER ACERCA DE LA APROBACIÓN O MODIFICACIÓN DE LOS ESTADOS FINANCIEROS DE LA COMPAÑÍA CORRESPONDIENTES AL EJERCICIO ECONÓMICO COMPRENDIDO*

ENTRE EL 01 DE JULIO DE 2003 Y EL 30 DE JUNIO DE 2004, CON VISTA AL INFORME DE LOS COMISARIOS.

TERCERO: *CONSIDERAR Y RESOLVER ACERCA DE LA DESIGNACION DE LOS REPRESENTANTES JUDICIALES DE LA EMPRESA.*

CUARTO: *CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS COMISARIOS DE LA COMPAÑÍA Y FIJAR SU REMUNERACIÓN.*

QUINTO: *CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS AUDITORES EXTERNOS DE LA COMPAÑÍA.*

SEXTO: *CONSIDERAR Y RESOLVER SOBRE LA DESIGNACIÓN DE LA NUEVA JUNTA DIRECTIVA DE LA EMPRESA PARA EL PRÓXIMO PERÍODO ESTATUTARIO.*

Caracas, veintidos (22) de Octubre de 2.004

LUIS EMILIO VELUTINI URBINA

Presidente

NOTA: *La Información relacionada a los puntos a tratar en la presente Asamblea está a disposición de los señores accionistas en la sede de la compañía ubicada en la Avenida Venezuela, Torre El Samán, piso 4, Urbanización El Rosal, Caracas."*

Seguidamente, la Junta manifestó su conformidad con lo planteado, y en consecuencia, acordó proceder a la publicación de la convocatoria para la celebración de la Asamblea General Ordinaria de Accionistas, en los términos anteriormente expuestos, a efectos de que la referida Asamblea sea celebrada el próximo doce (12) de Noviembre de 2.004.

CUARTO: CONSIDERAR Y RESOLVER SOBRE LA CONVOCATORIA PARA LA CELEBRACIÓN DE LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS

El Sr. **LUIS EMILIO VELUTINI** Informó a la Junta Directiva que visto los negocios e intereses de la empresa, se hacía necesario obtener autorización de la Asamblea de Accionistas a fin de implementar o ejecutar los mismos.

En este sentido, debía procederse a convocar una Asamblea Extraordinaria de Accionistas de la empresa, cuya convocatoria sería del tenor siguiente:

"***CONVOCATORIA***

Se convoca a los señores accionistas de la empresa ***F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.***, *para la Asamblea*

General Extraordinaria de Accionistas que se celebrará el día Viernes, doce (12) de Noviembre del año 2.004, a las 6:00 p.m., en el Piso 8, de la Torre El Samán, ubicada en la Avenida Venezuela, Urbanización El Rosal, Caracas, para tratar los siguientes Puntos del Orden del Día, a saber:

PRIMERO: *Considerar y resolver sobre la modificación del procedimiento de designación de los miembros de la Junta Directiva, en cuanto al lapso de duración de su designación y la oportunidad de su nombramiento.*

SEGUNDO: *En caso de ser aprobado el punto anterior, considerar y resolver sobre la modificación de la Cláusula Décima Quinta de los estatutos sociales de la empresa.*

TERCERO: *Considerar y resolver sobre la necesaria reducción del capital social de la empresa, en conformidad con el plan de recompra aprobado en la Asamblea General Extraordinaria de Accionistas de fecha siete (07) de Octubre de 2003, y de acuerdo a lo indicado en los artículos 55 y 56 de la Ley de Mercado de Capitales.*

CUARTO: *En caso de ser aprobado el punto anterior, considerar y resolver acerca de la modificación de las cláusulas Quinta y Vigésima Novena de los Estatutos Sociales de la compañía, en virtud de la reducción de capital social realizada.*

QUINTO: *Considerar y resolver acerca de la conveniencia de emitir cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de* ***SETENTA Y CINCO MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CERO CENTIMOS (US$ 75.000.000,00)****, o su equivalente en Bolívares, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.*

SEXTO: *Considerar y resolver acerca de la designación del representante común provisional de los obligacionistas y fijar su remuneración.*

SEPTIMO: *Considerar y resolver sobre la conveniencia de facultar a la Junta Directiva para que este suficientemente autorizada para adquirir acciones de la compañía hasta por un monto equivalente al QUINCE POR CIENTO (15%), según lo previsto en la Ley de Mercado de Capitales.*

Caracas, veintidós (22) de Octubre de 2.004

LUIS EMILIO VELUTINI URBINA

Presidente"

Seguidamente, la Junta manifestó su conformidad con lo planteado, y en consecuencia, acordó proceder a la publicación de la convocatoria para la celebración de la Asamblea General Extraordinaria de Accionistas, en los términos anteriormente expuestos, a efectos de que la referida Asamblea sea celebrada el próximo doce (12) de Noviembre de 2.004.

QUINTO: INFORME SOBRE LA SITUACION DE LOS NUEVOS PROYECTOS:

a) **CENTRO COMERCIAL LA LAGUNITA**:

El Presidente de la empresa, Sr. **LUIS EMILIO VELUTINI URBINA**, realizó una breve exposición del acuerdo alcanzado para el desarrollo del Centro Comercial La Lagunita, ubicado en la Urbanización de ese mismo nombre, Caracas.

En este sentido, informó que se realizó una asociación con la empresa La Lagunita S.A., en la cual ambas partes tendrían un porcentaje accionario del 50% cada una de ellas, con el objeto de realizar las obras que completen el desarrollo y puesta en marcha del Centro Comercial Hatillo, La Lagunita; en la cual el FVI se ha comprometido invertir Bs. 23,000 MM en la construcción y puesta en marcha del Centro Comercial. El financiamiento del aporte se consiguió a través de Banesco, constituyendo un Fideicomiso a los fines de garantizar el destino de los fondos a la obra.

Seguidamente, indicó que el Centro Comercial Hatillo, La Lagunita, ha comenzado su construcción, se encuentra ubicado en la Urbanización La Lagunita, con 2 vías de acceso diferentes, una por la urbanización propiamente dicha, y otra, por El Hatillo. Su culminación se prevé para el mes de Octubre 2005.

Continuó indicando que el Centro Comercial Hatillo, La Lagunita constará de 22.000 M2 comerciales rentables, aproximadamente, distribuidos en 4 niveles, más el nivel en el cual se desarrollarán los cines. De igual manera, indicó que tendrá una arquitectura que integrará al casco histórico de El Hatillo con la actividad comercial propia de Centros Comerciales, y constará de 1,700 puestos de estacionamiento, y una mezcla comercial que incluirá: tiendas ancla de moda, restaurantes, bares, feria, cines y automercado; el cual será comercializado, gerenciado y operado por FVI.

b) **PROYECTO GALIPÁN**:

El Director de la empresa, Sr. **HORACIO VELUTINI SOSA** realizó una exposición del avance de las negociaciones en relación al tema del proyecto Galipán, para lo cual destacó lo siguiente:

- Desarrollar un conjunto de 3 Torres. Los aspectos fundamentales son:
  - a) *Áreas comerciables o vendibles destinadas a oficinas:* **43.000 M2**
  - b) *Puestos de Estacionamientos*: **1.000 PUESTOS.**
  - c) *Proyecto y Construcción de la Obra*: **CONSTRUCTORA SAMBIL**
  - d) *Administración y Operación terminada la obra (inclusive el estacionamiento)*: **LOPCO.**
  - e) *Comercialización*: a cargo de **LOPCO.**
- **Tiempo de ejecución de las obras**: 42 MESES.
- **Financiamiento: BANESCO** ofreció una línea de crédito hasta por la cantidad de **OCHO MILLONES QUINIENTOS MIL DOLARES DE LOS ESTADOS UNIDOS DE AMERICA (US$ 8.500.000,00).**
- **Aportes adicionales**: de requerirse aportes adicionales, cada una de las partes aportará, en partes iguales, los recursos necesarios a fin de seguir manteniendo un adecuado flujo de caja para la ejecución del proyecto.
- **Otros**:
  - a. Se ha dado inicio al proceso de construcción de este proyecto.
  - b. Se adelantan negociaciones para vender Torre de Oficinas al Banco Caribe, así como 3.000 M2, aproximadamente, a Multiplicas Casa de Bolsa.

financiera a efectos de avalar el cumplimiento de las obligaciones que se

De Inmediato la Junta, una vez debatido suficientemente el punto sometido a su consideración, manifestó su conformidad con lo planteado; y en consecuencia, acordaron:

a) Aprobar la estrategia de negocio adelantada, así como la formalización e implementación de los acuerdos alcanzados a la fecha, incluida la negociación con el Banco Caribe y Multiplicas Casa de Bolsa, en los términos que éstos acuerden.

b) Autorizar suficientemente a los Directores de la empresa, Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, realicen todos las gestiones y trámites necesarios, con el objeto de diseñar e implementar la estructura jurídica a ser ejecutada, así como suscribir todos los documentos públicos o privados requeridos, a efectos de formalizar el desarrollo del terreno antes señalado, en los términos y condiciones más beneficiosos para la empresa; con facultades expresas para negociar, gestionar y suscribir Acuerdos de accionistas, contratos de cuentas en participación, documentos de aporte de derechos, contratos de fideicomisos, préstamos o líneas de crédito, con facultades para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar todas las garantías que considere necesarias la institución financiera a efectos de avalar el cumplimiento de las obligaciones que se contraerán en virtud del referido préstamo; y cualquier otra documentación necesaria a efectos de formalizar e implementar esta negociación.

SEXTO: VARIOS

a) ***CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UNA LINEA DE CREDITO CON EL BANCO OCCIDENTAL DE DESCUENTO HASTA POR LA CANTIDAD DE UN MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 1.000.000.000,00).***

Los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA** informaron a la Junta Directiva que era conveniente a los negocios de la empresa, solicitar una **LINEA DE CREDITO** con el **BANCO OCCIDENTAL DE DESCUENTO** hasta por la cantidad de **UN MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 1.000.000.000,00)**; así como otorgar garantía suficiente a efectos de garantizar el cumplimiento de las obligaciones que la empresa contraerá.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado; y en consecuencia, autorizaron a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos de obtener una línea de crédito antes indicada ante el **BANCO OCCIDENTAL DE DESCUENTO**, hasta por la cantidad de **UN MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 1.000.000.000,00).** De igual manera, se acordó expresamente la Junta Directiva que, en caso de ser necesario, los Directores quedan facultados para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar las garantías que considere necesarias la institución financiera a efectos de avalar el cumplimiento de las obligaciones que se contraerán en virtud de la referida línea de Crédito.

b) CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UNA LINEA DE CREDITO CON EL BANCO PROVINCIAL POR LA CANTIDAD DE VEINTIOCHO MILLARDOS DE BOLIVARES CON 00/100 CENTIMOS (BS. 28.000.000.000,00).

Los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA** informaron a la Junta Directiva que era conveniente a los negocios de la empresa, solicitar una **LINEA DE CREDITO** con el **BANCO PROVINCIAL** hasta por la cantidad de **VEINTIOCHO MILLARDOS DE BOLIVARES CON 00/100 CENTIMOS (BS. 28.000.000.000,00),** así como otorgar garantía suficiente a efectos de garantizar el cumplimiento de las obligaciones que la empresa contraerá.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a los Sres. LUIS **EMILIO VELUTINI** y **HORACIO VELUTINI SOSA,** para que conjunta o separadamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos de obtener la línea de crédito antes indicada

ante el **BANCO PROVINCIAL**, hasta por la cantidad de **VEINTIOCHO MILLARDOS DE BOLIVARES CON 00/100 CENTIMOS (BS. 28.000.000.000,00).**

De igual manera se acordó expresamente que, en caso de ser necesario, los Directores quedan facultados para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar todas las garantías que considere necesarias la institución financiera a efectos de avalar el cumplimiento de las obligaciones que se contraerán en virtud de la referida línea de crédito.

c) ***CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UNA LINEA DE CREDITO CON CORPBANCA POR LA CANTIDAD DE TRES MIL MILLONES DE BOLIVARES CON 00/100 CENTIMOS (BS. 3.000.000.000,00).***

Los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA** informaron a la Junta Directiva que era conveniente a los negocios de la empresa, solicitar una **LINEA DE CREDITO** ante **CORP BANCA, BANCO UNIVERSAL** hasta por la cantidad de **TRES MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 3.000.000.000,00),** así como otorgar garantía suficiente a efectos de garantizar el cumplimiento de las obligaciones que la empresa contraerá.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado; y en consecuencia, autorizaron a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos de obtener la línea de crédito antes indicada, ante **CORP BANCA, BANCO UNIVERSAL**, hasta por la cantidad de **TRES MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 3.000.000.000,00).**

De igual manera se acordó expresamente que, en caso de ser necesario, los Directores quedan facultados para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar las garantías que considere necesarias la institución financiera a efectos de avalar el cumplimiento de las obligaciones que se contraerán en virtud de la referida línea de crédito.

D) **CONSIDERAR Y RESOLVER SOBRE EL OTORGAMIENTO DE PODER ESPECIAL PARA REALIZAR ANTE LA SUPERINTENDENCIA DE BANCOS (SUDEBAN), TODAS LAS GESTIONES NECESARIAS Y**

PERTINENTES, YA SEA PARA SOLICITAR Y/O RETIRAR LA INFORMACIÓN RELACIONADA CON LA EMPRESA ANTE EL S.I.C.R.I.

Los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA** informaron a la Junta Directiva que era conveniente otorgar un poder especial para realizar ante la Superintendencia de Bancos (SUDEBAN), todas las gestiones necesarias y pertinentes, ya sea para solicitar y/o retirar la información relacionada con la empresa ante el S.I.C.R.I.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, otorguen poder especial para realizar ante la Superintendencia de Bancos (SUDEBAN), todas las gestiones necesarias y pertinentes, ya sea para solicitar y/o retirar la información relacionada con la empresa ante el S.I.C.R.I.

e) ***CONSIDERAR Y RESOLVER SOBRE EL OTORGAMIENTO DE FIANZA A EFECTOS DE GARANTIZAR EL CUMPLIMIENTO DE LAS OBLIGACIONES QUE LA EMPRESA LOPCO DE VENEZUELA, C.A., INSCRITA ANTE EL REGISTRO MERCANTIL QUINTO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA, EN FECHA 29 DE JUNIO DEL AÑO 2004, ANOTADO BAJO EL N° 51, TOMO 931-A, ASUMIRA DE CONFORMIDAD CON PRESTAMO A INTERES A SER SUSCRITO POR ESA EMPRESA CON EL BANCO PROVINCIAL.***

Los Directores Principales, Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA** informaron a la Junta Directiva que era necesario a sus negocios e intereses, que la empresa se constituya en fiadora solidaria y principal pagadora de todas y cada una de las obligaciones que contraerá **LOPCO DE VENEZUELA, C.A.** y las que pudiera contraer en el futuro con el **Banco Provincial,** mediante la contratación de **PRESTAMO A INTERES** por la cantidad de **VEINTIOCHO MIL MILLONES DE BOLÍVARES (Bs. 28.000.000.000,00).**

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a los Directores Principales, Sres. **LUIS EMILIO VELUTINI URBINA** y **HORACIO VELUTINI SOSA,** para que actuando conjunta o separadamente, gestionen y suscriban en representación de la empresa, y otorguen los documentos públicos y privados que sean necesarios, a efectos de constituir a **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** en fiadora solidaria y principal pagadora de todas y cada una de las obligaciones que contraerá **LOPCO DE VENEZUELA, C.A.** , al presente y las que pudiera contraer en el futuro para con el **Banco Provincial**, en virtud del mencionado **Préstamo a Interés** antes indicado.

f) CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UNA LINEA DE CREDITO CON BANCO MERCANTIL POR LA CANTIDAD DE SEIS MIL SEISCIENTOS CUARENTA Y CINCO MILLONES DE BOLIVARES CON 00/100 CENTIMOS (Bs. 6.645.000.000,00).

Los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA** informaron a la Junta Directiva que era conveniente a los negocios de la empresa, solicitar un **PRESTAMO A INTERES** con el **BANCO MERCANTIL** hasta por la cantidad de **SEIS MIL SEISCIENTOS CUARENTA Y CINCO MILLONES DE BOLIVARES CON 00/100 CENTIMOS (Bs. 6.645.000.000,00),** a efecto de pago de deudas pendientes de la empresa; con un plazo de un (1) año, con intereses revisables.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado; como consecuencia de lo anterior, fueron autorizados suficientemente los Directores, Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA,** para que conjunta o separadamente, gestionen y realicen los trámites necesarios a efectos de solicitar y obtener ante la referida institución bancaria el referido **PRESTAMO A INTERES**. En caso de ser aprobado el **PRESTAMO A INTERES** aquí señalado ante el **BANCO MERCANTIL,** autorizaron a los referidos Directores para que conjunta o separadamente, suscriban los documentos requeridos a efectos de obtener el PRESTAMO A INTERES antes indicado ante **BANCO MERCANTIL,** hasta por la cantidad de **SEIS MIL SEISCIENTOS CUARENTA Y CINCO MILLONES DE BOLIVARES**

CON 00/100 CENTIMOS (Bs. 6.645.000.000,00), en los términos y condiciones aquí aprobados.

De igual manera, la Junta Directiva acordó expresamente que, en caso de ser necesario, los Directores quedan facultados suficientemente para que, conjunta o separadamente, firmen cualquier documento de ratificación de la referida garantía, a efectos de avalar el cumplimiento de las obligaciones que LOPCO DE VENEZUELA, C.A. contraerá en virtud del referido préstamo.

Para finalizar, la Junta Directiva delegó cualesquiera de los asistentes la facultad de emitir certificaciones del Acta correspondiente de la presente reunión de Junta Directiva. No habiendo más asuntos que tratar, se levantó la reunión. Terminó, se leyó y conformes firman:

LUIS EMILIO VELUTINI

HORACIO VELUTINI SOSA

MASHUD MEZERHANE

CARLOS ACOSTA

PEDRO LOPEZ

LUIS CARLOS SERRA

CESAR GAMBINO

JUAN ANDRES WALLIS

FONDO VALORES INMOBILIARIOS S.A.C.A.

MINUTES OF THE BOARD OF DIRECTORS OF

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

HELD ON OCTOBER THIRTEENTH (13TH), 2.004

In the city of Caracas, Venezuela, on October thirteenth (13th), 2.004, Messrs. **LUIS EMILIO VELUTINI**, PRESIDENT, **HORACIO VELUTINI SOSA, MASHUD MEZERHANE, CARLOS ACOSTA** and **PEDRO LOPEZ**, PRINCIPAL DIRECTORS; **LUIS CARLOS SERRA** and **CESAR GAMBINO,** ALTERNATE DIRECTORS and **JUAN ANDRES WALLIS,** Secretary of the Board of Directors, met at 5:00 p.m., in the offices of the company located on Avenida Venezuela, El Samán Building, 8th Floor, El Rosal, Baruta Municipality of the State of Miranda, to hold a Meeting of the Board of Directors.

The issues if the agenda for this Meeting were as follows:

FIRST: READING OF THE MINUTES OF THE PREVIOUS BOARD OF DIRECTORS.

SECOND: REPORT FROM THE PRESIDENT OF THE COMPANY.

THIRD: TO CONSIDER AND DECIDE REGARDING THE CALL FOR THE GENERAL ANNUAL STOCKHOLDERS MEETING.

FOURTH: TO CONSIDER AND DECIDE THE CALL FOR THE GENERAL EXTRAORDINARY STOCKHOLDERS MEETING.

FIFTH: REPORT ON NEW PROJECT STATUS:

a) CENTRO COMERCIAL LA LAGUNITA.

b) GALIPÁN PROJECT.

SIXTH: MISCELLANEOUS.

a) TO CONSIDER AND DECIDE REGARDING THE AUTHORIZATION TO SUBSCRIBE A LINE OF CREDIT WITH **BANCO OCCIDENTAL DE DESCUENTO** FOR AN AMOUNT OF UP TO ONE THOUSAND MILLION BOLIVARS **(Bs. 1.000.000.000,00).**

b) TO CONSIDER AND DECIDE REGARDING THE AUTHORIZATION TO SUBSCRIBE A LINE OF CREDIT WITH **BANCO PROVINCIAL** FOR AN AMOUNT OF **TWENTY EIGHT BILLION BOLIVARS (BS. 28.000.000.000,00).**

c) TO CONSIDER AND DECIDE REGARDING THE AUTHORIZATION TO SUBSCRIBE A LINE OF CREDIT WITH **CORPBANCA** FOR THE AMOUNT OF **THREE BILLION BOLIVARS (BS. 3.000.000.000,00).**

d) TO CONSIDER AND DECIDE REGARDING THE GRANTING OF A SPECIAL POWER OF ATTORNEY TO PERFORM BEFORE THE BANK SUPERINTENDENCE (SUPERINTENDENCIA DE BANCOS (SUDEBAN), ALL ACTIONS NECESSARY AND PERTINENT, WHETHER TO REQUEST AND/OR WITHDRAWN INFORMATION RELATING TO THE COMPANY WITH THE "S.I.C.R.I."

e) TO CONSIDER AND DECIDE REGARDING TE GRANTING OF A SURETY IN ORDER TO GUARANTEE COMPLIANCE OF THE OBLIGATIONS THAT **LOPCO DE VENEZUELA, C.A.,** REGISTERED BEFORE THE COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND STATE OF MIRANDA ON JUNE 29, 2004, UNDER N° 51, VOLUME 931-A, SHALL UNDERTAKE ACCORDING TO THE INTEREST LOAN TO BE ENTERED BY SUCH COMPANY WITH **BANCO PROVINCIAL.**

Mr. **LUIS EMILIO VELUTINI**, presided the meeting and declared that the Board of Directors is legitimately and validly held in order to consider and decide regarding the issues of the Agenda, as follows:

FIRST: READING OF THE MINUTES OF THE PREVIOUS BOARD OF DIRECTORS.

The President, Mr. **LUIS EMILIO VELUTINI**, proceeded to read out loud the Minutes of the Board of Directors of the company held on August twelfth (12th.), 2004, in the offices located on the 8th Floor, El Samán Building, El Rosal, Caracas, at 8:30 a.m., which was unanimously approved by those present, agreeing to its insertion in the corresponding Minutes Book.

SECOND: REPORT FROM THE PRESIDENT OF THE COMPANY.

Mr. **LUIS EMILIO VELUTINI**, President of the Company, informed those present about the general status of the company, and reported about the most important recent events.

Likewise, he made a detailed presentation of the Strategic Plan of the Company, which is focused on developing the business of the company in three (3) specific areas:

a) AAA Office market, through LOPCO.

b) The Shopping Mall and Entertainment market, through INVACA.

c) None Core Assets, for sale, in order to use the money therefrom for debt payment and payment of investments indicated in sections a) and b).

THIRD: TO CONSIDER AND DECIDE REGARDING THE CALL FOR THE GENERAL ANNUAL STOCKHOLDERS MEETING.

Mr. **LUIS EMILIO VELUTINI** informed the Board of Directors that an Annual Stockholders Meeting of the company must be called, as follows:

'CALL

The stockholders of the company **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, are hereby called for the General Annual Stockholders Meeting to be held on November twelfth (12th), 2004, at 5:00 p.m., in the offices of the company located on the 8th Floor of the Torre El Saman, located on Avenida Venezuela, El Rosal, Caracas, to consider the issues contained in the Agenda, as follows:

FIRST: REPORT FROM THE BOARD OF DIRECTORS OF THE COMPANY.

SECOND: TO CONSIDER AND DECIDE REGARDING THE APPROVAL OR AMENDMENT OF THE FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR BEGINNING JULY 1, 2003 AND ENDING ON JUNE 30, 2004, ALONG WITH THE REVIEW OF THE COMPTROLLERS REPORT.

THIRD: TO CONSIDER AND DECIDE REGARDING THE APPOINTMENT OF JUDICIAL REPRESENTATIVES OF THE COMPANY.

FOURTH: TO CONSIDER AND DECIDE REGARDING THE APPOINTMENT OF THE COMPTROLLERS OF THE COMPANY AND TO FIX THEIR REMUNERATION.

FIFTH: TO CONSIDER AND DECIDE REGARDING THE APPOINTMENT OF THE EXTERNAL AUDITORS OF THE COMPANY.

SIXTH: TO CONSIDER AND DECIDE REGARDING THE APPOINTMENT OF THE NEW BOARD OF DIRECTORS OF THE COMPANY FOR THE NEXT STATUTORY TERM.

Caracas, October twenty second (22nd), 2.004

LUIS EMILIO VELUTINI URBINA

President

NOTE: Information relating to the issues to be considered in this Meeting shall be at the disposal of the stockholders at the offices of the company, located on Avenida Venezuela, Torre El Saman, 4th Floor, El Rosal, Caracas.'

Following, the Board stated its conformity thereto, and thus agreed to publish the call for the Annual General Stockholders Meeting, in the above terms, in order to be held on November twelfth (12th.), 2004.

FOURTH: **<u>TO CONSIDER AND DECIDE REGARDING THE CALL FOR THE GENERAL EXTRAORDINARY STOCKHOLDERS MEETING</u>**

Mr. **LUIS EMILIO VELUTINI** informed the Board of Directors that an Annual Stockholders Meeting of the company must be called, as follows:

Thus, the Board considered that such General Extraordinary Stockholders Meting should be called as follows:

'CALL

The stockholders of the company **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, are hereby called for the General Extraordinary Stockholders Meeting to be held on November twelfth (12th), 2004, at 6:00 p.m., in the offices of the company located on the 8th Floor of the Torre El Saman, located on Avenida Venezuela, El Rosal, Caracas, to consider the issues contained in the Agenda, as follows:

FIRST: To consider and decide regarding the amendment of procedure for the appointment of the members of the Board of Directors, with regards to the term of exercise of such office and the time for their appointment.

SECOND: If the above is approved and resolved, to consider and decide upon the amendment of the Thirteenth and Fifteenth Clauses of the bylaws of the company.

THIRD: To consider and decide regarding the need to reduce the capital of the company, in accordance with the repurchase plan approved by the General Extraordinary Stockholders Meeting held on October seventh (7th), 2003, and the provision of articles 55 and 56 of the Capital Market Law.

FOURTH: In case the above is approved, to consider and decide regarding the amendment of the Fifth and Twenty-ninth Clauses of the Bylaws of the company, due to the above reduction of capital.

FIFTH: To consider and decide regarding the convenience of issuing any kind of obligations or securities, convertible ones, bonds, commercial papers, derivatives or participation certificate for an amount of up to **FIFTY MILLION AMERICAN DOLLARS (US$ 50,000,000.00)**, or its equivalent in Bolivars, under the terms and conditions that the Board of Directors of the company may approve, as well as in accordance with the provisions of the Capital Market Law.

SIXTH: To consider and decide regarding the appointment of a temporary common representative of the obligation or bondholders and to set their remuneration.

SEVENTH: To consider and decide upon the need and convenience of empowering the Board of Directors in order for it to be sufficiently authorized to acquire shares or stock of the company for up to FIFTEEN PER CENT (15%), according to the provisions of the Capital Market Law.

Caracas, October twenty-second (22nd.), 2.004

LUIS EMILIO VELUTINI URBINA

President'

Following, the Board stated its conformity thereto, and thus agreed to publish the call for the Extraordinary General Stockholders Meeting, in the above terms, in order to be held on November twelfth (12th.), 2004.

FIFTH: REPORTS ON THE STATUS OF NEW PROJECTS:

a) **CENTRO COMERCIAL LA LAGUNITA**:

The President of the company, Mr. **LUIS EMILIO VELUTINI URBINA**, made a short presentation on the agreement for the development of the Centro Comercial La Lagunita.

In this sense, he stated that the company entered into an association agreement with the company La Lagunita S.A., by which the parties would have a 50-50 percent share, in order to perform the work to complete the development and operation of the Centro Comercial Hatillo, La Lagunita; in which FVI has agreed to

invest Bs. 23,000 MM in construction and operation of such shopping center. Banesco financed this contribution, through a trust in order to guarantee the use of funds in the work.

Following, he stated that construction has begun on the Centro Comercial Hatillo, Là Lagunita, located in the La Lagunita Urbanization, having 2 different access entries, one through the urbanization and the other through El Hatillo, and its conclusion is foreseen for October 2005.

Mr. **LUIS EMILIO VELUTINI** continued by indicating that the shopping center project will have around 22.000 M2 of leasable retail space, approximately, distributed in 4 levels, not including the level for movie theaters. Likewise he indicated that the architecture of the project will be integrated to the historically preserved area of El Hatillo with its own commercial and retail activity, including 1,700 parking spaces, and a mix of businesses which will include: anchor fashion and clothing stores, restaurants, bars, food court, movies and supermarket; which will be commercialized, managed and operated by.

b) **GALIPÁN PROJECT**:

Mr. **HORACIO VELUTINI SOSA** Director of the company made a presentation on the development of the negotiations regarding the Galipán project, indicating the following:

- Development of 3 Towers. Their basic elements are:
  - a) *Office spaces for sale:* **43.000 M2**
  - b) *Parking spaces*: **1.000.**
  - c) *Project and Construction*: **CONSTRUCTORA SAMBIL**
  - d) *Management and Operation of the building (including parking)*: **LOPCO.**
  - e) *Commercialization*: **LOPCO.**
- **Time of construction:** 42 MONTHS.
- **Financing: BANESCO** offered a line of credit for an amount of up to **EIGHT MILLION FIVE HUNDRED THOUSAND AMERICAN DOLLARS (US$ 8.500.000,00).**
- **Additional contributions**: if additional contributions are required, each party shall make equal contributions of any resources necessary for the maintenance and adequate cash flow for the execution of the project.

- **Others**:

  a. The construction of this project has begun.

  b. Negotiations are underway to sell the Office Tower to Banco Caribe, as well as approximately 3.000 M2, to Multiplicas Casa de Bolsa.

Immediately, the Board, after consideration of the matter submitted, stated its conformity thereto; and thus agreed as follows:

a) To approve the business strategy underway and the formalization and implementation of all agreements reached as of date, including the negotiations with Banco Caribe and Multiplicas Casa de Bolsa, in the terms agreed by the parties.

b) To sufficiently authorize the Directors of the Company, **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to perform all actions necessary in order to design and implement the legal structure to apply, as well as to subscribe all public or private documents required to formalize the aforementioned development, in the most beneficial terms and conditions for the company; with express powers to negotiate, manage and sign Stockholders Agreements, partnership agreements, interest contribution instruments, trust, loans or lines of credit agreements empowered also to sign any obligation renewal document, extension of the term and to grant all guarantees and securities that the financial institution may consider convenient in order to secure the obligations undertaken due to the referred loan; as well as any other documentation necessary for the formalization and implementation of this negotiation.

SIXTH: MISCELLANEOUS.

a) ***TO CONSIDER AND DECIDE REGARDING THE AUTHORIZATION TO SUBSCRIBE A LINE OF CREDIT WITH BANCO OCCIDENTAL DE DESCUENTO FOR AN AMOUNT OF UP TO ONE THOUSAND MILLION BOLIVARS (Bs. 1.000.000.000,00).***

Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA** informed the Board of Directors that it was convenient for the interests of the company, to request a **LINE OF CREDIT** with **BANCO OCCIDENTAL DE DESCUENTO** for an

amount of up to **ONE THOUSAND MILLION BOLIVARS (Bs. 1.000.000.000,00);** as well as to grant sufficient guarantee in order to secure the compliance of the obligations that the company shall undertake.

Following, the members of the Board of Directors, after careful consideration of the matter at hand stated their conformity thereto, and thus authorized Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to make all action and to sign any documentation necessary to request the above referred line of credit before **BANCO OCCIDENTAL DE DESCUENTO**, for an amount of up to **ONE THOUSAND MILLION BOLIVARS (Bs. 1.000.000.000,00).** Likewise the Board of Directors expressly agreed, in case it became necessary, that said Directors were empowered to sign any document for the renewal of the obligation, extension of the term and granting of guaranties that the financial institution may consider necessary to secure the compliance of the obligations to be undertaken due to such line of credit.

b) TO CONSIDER AND DECIDE REGARDING THE AUTHORIZATION TO SUBSCRIBE A LINE OF CREDIT WITH BANCO PROVINCIAL FOR AN AMOUNT OF TWENTY EIGHT BILLION BOLIVARS (BS. 28.000.000.000,00).

Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA** informed the Board of Directors that it was convenient for the interests of the company, to request a **LINE OF CREDIT** with **BANCO PROVINCIAL** for an amount of up to **TWENTY EIGHT THOUSAND MILLION BOLIVARS (Bs. 28.000.000.000,00);** as well as to grant sufficient guarantee in order to secure the compliance of the obligations that the company shall undertake.

Following, the members of the Board of Directors, after careful consideration of the matter at hand stated their conformity thereto, and thus authorized Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to make all action and to sign any documentation necessary to request the above referred line of credit before **BANCO PROVINCIAL**, for an amount of up to **TWENTY EIGHT THOUSAND MILLION BOLIVARS (Bs. 28.000.000.000,00).**

Likewise the Board of Directors expressly agreed, in case it became necessary, that said Directors were empowered to sign any document for the renewal of the obligation, extension of the term and granting of guaranties that the financial institution may consider necessary to secure the compliance of the obligations to be undertaken due to such line of credit.

c) ***<u>TO CONSIDER AND DECIDE REGARDING THE AUTHORIZATION TO SUBSCRIBE A LINE OF CREDIT WITH CORPBANCA FOR THE AMOUNT OF THREE THOUSAND MILLION BOLIVARS (BS. 3.000.000.000,00).</u>***

Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA** informed the Board of Directors that it was convenient for the interests of the company, to request a **LINE OF CREDIT** with **CORPBANCA** for an amount of up to **THREE THOUSAND MILLION BOLIVARS (Bs. 3.000.000.000,00);** as well as to grant sufficient guarantee in order to secure the compliance of the obligations that the company shall undertake.

Following, the members of the Board of Directors, after careful consideration of the matter at hand stated their conformity thereto, and thus authorized Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to make all action and to sign any documentation necessary to request the above referred line of credit before **CORPBANCA**, for an amount of up to **THREE THOUSAND MILLION BOLIVARS (Bs. 3.000.000.000,00).**

Likewise the Board of Directors expressly agreed, in case it became necessary, that said Directors were empowered to sign any document for the renewal of the obligation, extension of the term and granting of guaranties that the financial institution may consider necessary to secure the compliance of the obligations to be undertaken due to such line of credit.

D) ***<u>TO CONSIDER AND DECIDE REGARDING THE GRANTING OF A SPECIAL POWER OF ATTORNEY TO PERFORM BEFORE THE BANK SUPERINTENDENCE (SUPERINTENDENCIA DE BANCOS (SUDEBAN), ALL ACTIONS NECESSARY AND PERTINENT, WHETHER TO REQUEST AND/OR WITHDRAWN INFORMATION RELATING TO THE COMPANY WITH THE "S.I.C.R.I."</u>***

Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA** informed the Board of Directors that it was necessary to grant a special power of attorney to perform all action necessary and pertinent before the Bank Superintendence (Superintendencia de Bancos (SUDEBAN), whether to request and/or withdrawn any information regarding the company before in S.I.C.R.I.

Following, the members of the Board of Directors, after careful consideration of the matter at hand stated their conformity thereto, and thus, authorized Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to grant a special power of attorney to perform all action necessary and pertinent before the Bank Superintendence (Superintendencia de Bancos (SUDEBAN), whether to request and/or withdrawn any information regarding the company before in S.I.C.R.I.

Likewise the Board of Directors expressly agreed, in case it became necessary, that said Directors were empowered to sign any document for the renewal of the obligation, extension of the term and granting of guaranties that the financial institution may consider necessary to secure the compliance of the obligations to be undertaken due to such loan.

e) ***TO CONSIDER AND DECIDE REGARDING TE GRANTING OF A SURETY IN ORDER TO GUARANTEE COMPLIANCE OF THE OBLIGATIONS THAT LOPCO DE VENEZUELA, C.A., REGISTERED BEFORE THE COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND STATE OF MIRANDA ON JUNE 29, 2004, UNDER N° 51, VOLUME 931-A, SHALL UNDERTAKE ACCORDING TO THE INTEREST LOAN TO BE ENTERED BY SUCH COMPANY WITH BANCO PROVINCIAL.***

Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA,** Principal Directors of the Company informed the Board of Directors that it was convenient for the business and interests of the company to become joint and several surety and principal payer of each and every one of the obligations that **LOPCO DE VENEZUELA, C.A.** has undertaken and will undertake with **Banco Provincial,** due to an **INTEREST LOAN** for the amount of **TWENTY EIGHT THOUSAND MILLION BOLIVARS (Bs. 28.000.000.000,00).**

Following, the members of the Board of Directors, after careful consideration of the matter at hand stated their conformity thereto, and thus authorized Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to make all action and to sign any documentation necessary, whether public or private instruments, in the name and stead of the company to make **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** joint and several surety and principal payer of each and every one of the obligations that **LOPCO DE VENEZUELA, C.A.** has undertaken and will undertake with **Banco Provincial,** due to the aforementioned interest loan.

Likewise the Board of Directors expressly agreed, in case it became necessary, that said Directors were empowered to sign any document for the ratification of said guarantee and surety, in order to secure the compliance of the obligations of LOPCO DE VENEZUELA, C.A. due to such loan.

To conclude, the Board of Directors delegated upon any of those present at the meeting the power to issue certified copies of the Minutes of this Board Meeting. Having no further matters to consider, the meeting was adjourned and thus in conformity sign: (SIGNED) LUIS EMILIO VELUTINI, (SIGNED) HORACIO VELUTINI SOSA, (SIGNED) MASHUD MEZERHANE, (SIGNED) CARLOS ACOSTA, (SIGNED) PEDRO LOPEZ, (SIGNED) LUIS CARLOS SERRA, (SIGNED) CESAR GAMBINO; (SIGNED) JUAN ANDRES WALLIS

FONDO DE VALORES INMOBILIARIOS S.A.C.A.

ACTA DE JUNTA DIRECTIVA DE LA EMPRESA

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

CELEBRADA EN FECHA TRECE (13) DE ABRIL DE 2.005

En la ciudad de Caracas, Venezuela, el día trece (13) de Abril de 2.005, se reunieron a las 8:00 a.m., en la sede social de la empresa ubicadas en la Avenida Venezuela, Edificio El Samán, Piso 8, El Rosal, jurisdicción del Municipio Baruta del Estado Miranda, para llevar a cabo una reunión de Junta Directiva de la compañía, los señores: **LUIS EMILIO VELUTINI**, en su carácter de PRESIDENTE, **HORACIO VELUTINI SOSA, LUIS GARCIA MONTOYA, MASHUD MEZERHANE, CARLOS ACOSTA** y **PEDRO LOPEZ**, en su carácter de DIRECTORES PRINCIPALES; los Sres. **LUIS CARLOS SERRA, ALVAR NELSON ORTIZ** y **CESAR GAMBINO,** en su carácter de DIRECTORES SUPLENTES y **JUAN ANDRES WALLIS,** en su carácter de Secretario de la Junta Directiva.

Los Puntos del Orden del Día objeto de la reunión fueron los siguientes:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA.

TERCERO: INFORME SOBRE LOS EVENTOS SIGNIFICATIVOS QUE HA TENIDO RECIENTEMENTE LA EMPRESA.

CUARTO: INFORME SOBRE LA DEUDA DE LA COMPAÑÍA. REDUCCION DE COSTO FINANCIERO.

QUINTO: INFORME SOBRE LA VISION MACROECONOMICA E INDICADORES

SEXTO: INFORME SOBRE EL PLAN ESTRATEGICO 2005-2006

SEPTIMO: VARIOS.

a) **CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UN PRESTAMO CON BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL HASTA POR LA CANTIDAD DE SEIS MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 6.000.000.000,00).**

b) **CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UN PRESTAMO CON BANCO NACIONAL DE CREDITO, C.A. BANCO UNIVERSAL HASTA POR LA CANTIDAD DE QUINIENTOS VEINTE MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 520.000.000,00).**

c) **CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACION A LOPCO DE VENEZUELA, C.A. PARA SUSCRIBIR PRESTAMO A INTERES CON EL BANCO NACIONAL DE CREDITO, C.A, BANCO UNIVERSAL HASTA POR LA CANTIDAD DE NUEVE MIL DOSCIENTOS MILLONES DE BOLIVARES CON CERO CENTIMOS (BS. 9.200.000.000,00).**

Presidió la reunión el Sr. **LUIS EMILIO VELUTINI**, quien declaró la Junta Directiva válidamente constituida a efectos de deliberar y decidir sobre los puntos contenidos en el Orden del Día, a saber:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, procedió a dar lectura al Acta de Junta Directiva de la empresa celebrada en fecha trece (13) de Octubre de 2.004, la cual fue convocada y celebrada en la sede de la compañía ubicada en el Piso 8, Edificio El Samán, Urbanización El Rosal, Caracas, a las 8:30 a.m.

Seguidamente, fue sometida a la consideración de la Junta Directiva, la cual fue aprobada por unanimidad de los presentes, acordándose su trascripción en el Libro de Actas correspondiente.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA.

El Presidente de la compañía, Sr. **LUIS EMILIO VELUTINI**, informó a los presentes sobre la situación general de la empresa, realizando una exposición sobre los negocios de la compañía.

TERCERO: INFORME SOBRE LOS EVENTOS SIGNIFICATIVOS QUE HA TENIDO RECIENTEMENTE LA EMPRESA.

El Presidente de la empresa, Sr. **LUIS EMILIO VELUTINI**, informó a la Junta sobre los proyectos que actualmente están en proceso, a saber:

- **TORRE SHELL**:

De acuerdo al mandato otorgado por la Junta Directiva en fecha 10 de Abril de 2001 y 31 de enero de 2002, se ha procedido a vender la Torre Shell, propiedad de LOPCO EM, LTD., Sucursal Venezuela, en los términos más beneficiosos para la empresa. Dicha negociación se ha venido realizando con empresas relacionadas a FONDOCOMÚN BANCO UNIVERSAL, C.A., cuya entidad bancaria está interesada en establecer su nueva sede en el Este de la ciudad. La operación ha sido efectuada de contado, por un monto de **SESENTA MIL QUINIENTOS MILLONES DE BOLIVARES CON 00/100 CENTIMOS (Bs. 60.500.000.000,00).**

Parte de estos fondos serán utilizados para pagar la totalidad de la deuda que la empresa tiene con el Banco Federal.

PROYECTO GALIPAN:

Se hizo una presentación digital del proyecto a ser desarrollado en el terreno de Galipán, donde se presentaron las proyecciones que se estiman obtener vista la oferta vs. demanda de espacios de oficina AAA en el Área Metropolitana de Caracas, previendo la expectativa de un déficit en el mercado de oficinas de estas características, en los próximos 2 años.

La obra será ejecutada por Constructora Sambil, a razón de costo directo mas quince por ciento (15%) por gastos de administración. La comercialización estará a cargo de FVI.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, suscriban los documentos relativos a la construcción, comercialización y cualquier otro documento que sea necesario para el desarrollo y ejecución del proyecto Galipán.

CUARTO: INFORME SOBRE LA DEUDA DE LA COMPAÑÍA. REDUCCION DE COSTO FINANCIERO:

El Presidente de la empresa, Sr. **LUIS EMILIO VELUTINI**, indicó que vista la posición de deuda en Dólares que tiene la compañía, bien en forma directa o indirecta a través de sus filiales, así como por la operación en forma activa de cada negocio en particular, la venta de la Torre Shell indicada en el punto anterior y los negocios en proceso de desarrollo, han logrado disminuir la deuda de la empresa y el costo financiero sustancialmente.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado.

QUINTO: INFORME SOBRE LA VISION MACROECONOMICA E INDICADORES ESCENARIO ECONÓMICO 2005-2006.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, realizó una exposición sobre el escenario económico de los años 2005-2006 en los centros comerciales, analizando las variables económicas y la incidencia de las variables políticas en el escenario económico.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado.

SEXTO: INFORME SOBRE EL PLAN ESTRATEGICO 2005-2006

El Presidente, Sr. **LUIS EMILIO VELUTINI URBINA**, informó a la Junta Directiva que era necesaria para los negocios e intereses de la empresa reorganizar y desarrollar el crecimiento de **COMPAÑÍA ANONIMA INMUEBLES Y VALORES CARACAS,** empresa filial de **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, en el área de centros comerciales.

Asimismo, informó los pasos que se implementarán para el crecimiento internacional, regional Andino, de **COMPAÑÍA ANONIMA INMUEBLES Y VALORES CARACAS,** a través de su posicionamiento en el área de inversión de Centros Comerciales denominado "Hight End". De igual manera, se analizaron los números actualizados para una eventual capitalización a futuro de la empresa vía IPO.

Seguidamente, se mostraron los gráficos del mercado de centros comerciales en el mercado Regional Andino, específicamente en Colombia y sobre las distintas ofertas de inversión en Centros Comerciales ubicados en la ciudad de Bogotá, realizando un análisis PEN IDEM sobre los proyectos que pudieran formalizarse a corto plazo.

Seguidamente, se procedió a analizar la posibilidad de asociación con operadores de Centros Comerciales Europeos, entre los que se pueden destacar las empresas Riofisa en España y Sonae en Portugal, explicando comparativamente el sector de operación de centros comerciales que ellos manejan.

Para concluir este punto, el Presidente, Sr. **LUIS EMILIO VELUTINI**, informó los pasos a seguir y la estrategia, a saber:

1. Revalorización de los metros INVACA
2. Aporte de las acciones de los socios de los distintos centros comerciales que posee en mayoría la compañía
3. Aumento de capital
4. Futuro IPO
5. Estructura legal tentativa.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado y en consecuencia, acordaron autorizar a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, gestionen y suscriban todos los

documentos públicos o privados, relacionados con las diferentes alternativas de inversión y/o participación en nuevos proyectos, incluyendo acuerdos con instituciones financieras, de crédito, contratos de cualquier tipo, opciones de compra venta y en general cualquier documento necesario para llevar a cabo el fin propuesto.

SEPTIMO: VARIOS

a) **CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UN PRESTAMO CON BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL HASTA POR LA CANTIDAD DE SEIS MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 6.000.000.000,00).**

Los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA** informaron a la Junta Directiva que era conveniente a los negocios de la empresa, solicitar un **PRESTAMO** con **BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL** hasta por la cantidad de **SEIS MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 6.000.000.000,00)**,

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos de obtener el préstamo antes indicado ante el **BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL**, hasta por la cantidad de **SEIS MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 6.000.000.000,00)** bajo la figura que consideren más conveniente, el cual será pagado en el plazo de UN (1) AÑO contados a partir de la fecha de liquidación del referido préstamo de la siguiente manera: a) Veinticinco por ciento (25%) del capital será cancelado a los ciento ochenta (180) días y b) El saldo, al vencimiento del plazo de pago del referido préstamo; los intereses serán cancelados mensualmente al vencimiento.

De igual manera se acordó expresamente que, en caso de ser necesario, los Directores quedan facultados para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar todas las garantías que consideren necesarias la institución financiera a efectos de avalar el cumplimiento de las obligaciones que se contraerán en virtud del referido préstamo.

b) **CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UN PRESTAMO CON BANCO NACIONAL DE CREDITO, C.A. BANCO UNIVERSAL HASTA POR LA CANTIDAD DE QUINIENTOS VEINTE MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 520.000.000,00).**

Los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA** informaron a la Junta Directiva que era conveniente a los negocios de la empresa, solicitar un **PRESTAMO** con **BANCO NACIONAL DE CREDITO, C.A. BANCO UNIVERSAL** hasta por la cantidad de **QUINIENTOS VEINTE MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 520.000.000,00).**

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos de obtener el préstamo antes indicado ante el **BANCO NACIONAL DE CREDITO, C.A. BANCO UNIVERSAL** hasta por la cantidad de **QUINIENTOS VEINTE MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 520.000.000,00).**

c) ***CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACION A LOPCO DE VENEZUELA, C.A. PARA SUSCRIBIR PRESTAMO A INTERES CON EL BANCO NACIONAL DE CREDITO, C.A, BANCO UNIVERSAL HASTA POR LA CANTIDAD DE NUEVE MIL DOSCIENTOS MILLONES DE BOLIVARES CON CERO CENTIMOS (BS. 9.200.000.000,00).***

Los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA** informaron a la Junta Directiva que era conveniente a los negocios de la empresa, autorizar a la empresa **LOCPO DE VENEZUELA, C.A.**, a solicitar un **PRESTAMO A INTERES** con el **BANCO NACIONAL DE CREDITO, C.A, BANCO UNIVERSAL** hasta por la cantidad de **NUEVE MIL DOSCIENTOS MILLONES DE BOLIVARES CON CERO CENTIMOS (BS. 9.200.000.000,00),** así como otorgar todas las garantías que sean necesarias a efectos de garantizar el cumplimiento de las obligaciones que se contraerán en virtud del referido **PRESTAMO A INTERES.**

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en

consecuencia, autorizaron a los Sres. **LUIS EMILIO VELUTINI y HORACIO VELUTINI SOSA**, para que conjunta o separadamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos de que la empresa **LOPCO DE VENEZUELA, C.A.** obtenga el **PRESTAMO A INTERES** antes indicado por ante **BANCO NACIONAL DE CREDITO, C.A, BANCO UNIVERSAL** hasta por la cantidad de **NUEVE MIL DOSCIENTOS MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 9.200.000.000,00).** De igual manera se acordó expresamente que, en caso de ser necesario, los Directores quedan facultados para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar las garantías que considere necesarias la institución financiera a efectos de avalar el cumplimiento de las obligaciones que se contraerán en virtud del referido préstamo.

Para finalizar, la Junta Directiva delegó en cualesquiera de los asistentes la facultad de emitir certificaciones del Acta correspondiente de la presente reunión de Junta Directiva. No habiendo más asuntos que tratar, se levantó la reunión. Terminó, se leyó y conformes firman:

LUIS EMILIO VELUTINI	HORACIO VELUTINI SOSA
LUIS GARCIA MONTOYA	MASHUD MEZERHANE
CARLOS ACOSTA	PEDRO LOPEZ
LUIS CARLOS SERRA	ALVAR NELSON ORTIZ
CESAR GAMBINO	JUAN ANDRES WALLIS

FONDO VALORES
INMOBILIARIOS S.A.C.A.

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF
F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.
HELD ON APRIL THIRTEENTH (13TH), 2.005

In the city of Caracas, Venezuela, on April thirteenth (13), 2.005, Messrs. **LUIS EMILIO VELUTINI**, PRESIDENT, **HORACIO VELUTINI SOSA, LUIS GARCIA MONTOYA, MASHUD MEZERHANE, CARLOS ACOSTA** and **PEDRO LOPEZ**, PRINCIPAL DIRECTORS; **LUIS CARLOS SERRA, ALVAR NELSON ORTIZ** and **CESAR GAMBINO,** ALTERNATE DIRECTORS and **JUAN ANDRES WALLIS,** Secretary of the Board met at 8:00 a.m., in the offices of the company located at Venezuela Avenue, El Samán Building, 8th. Floor, El Rosal, Baruta Municipality State of Miranda, to hold a Board Meeting.

The issues of the Agenda are as follows:

FIRST: READING OF THE MINUTES OF THE PREVIOUS BOARD MEETING.

SECOND: REPORT FROM THE PRESIDENT OF THE COMPANY.

THIRD: REPORT ON RECENT OUTSTANDING EVENTS OF THE COMPANY.

FOURTH: REPORT ON COMPANY DEBT. REDUCTION OF FINANCIAL COSTS.

FIFTH: REPORT ON MACROECONOMIC VISION AND INDICATORS

SIXTH: REPORT ON THE STRATEGIC PLAN 2005-2006

SEVENTH: MISCELLANEOUS.

a) **TO CONSIDER AND DECIDE ON THE AUTHORIZATION TO SIGN AND ENTER A LOAN WITH BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL FOR AN AMOUNT OF UP TO SIX THOUSAND MILLION BOLIVARS (Bs. 6.000.000.000,00).**

b) **TO CONSIDER AND DECIDE UPON THE AUTHORIZATION TO ENTER AND SIGN A LOAN WITH BANCO NACIONAL DE CREDITO, C.A. BANCO UNIVERSAL FOR AN AMOUNT OF UP TO FIVE HUNDRED TWENTY MILLION BOLIVARS (Bs. 520.000.000,00).**

c) **TO CONSIDER AND DECIDE ON THE AUTHORIZATION OF LOPCO DE VENEZUELA, C.A. TO ENTER AND SIGN A INTEREST LOAN WITH BANCO NACIONAL DE CREDITO, C.A, BANCO UNIVERSAL FOR AN AMOUNT OF**

UP TO NINE THOUSAND TWO HUNDRED MILLION BOLIVARS (BS. 9.200.000.000,00).

Mr. **LUIS EMILIO VELUTINI** presided the meeting and declared it legitimately held in order to consider and decide upon the issues and items of the corresponding Agenda, as follows:

<u>FIRST</u>: READING OF THE MINUTES OF THE PREVIOUS MEETING.

The President, Mr. **LUIS EMILIO VELUTINI**, read out loud the Minutes of the Board Meeting of the company held on October thirteenth (13), 2.004, called and held in the offices of the company located in the 8th Floor, El Samán Building, El Rosal, Caracas, at 8:30 a.m.

Such Minutes was submitted to the consideration of the Board, who approved it unanimously, agreeing to its insertion in the corresponding Minutes Book.

<u>SECOND</u>: REPORT FROM THE PRESIDENT OF THE COMPANY.

Mr. **LUIS EMILIO VELUTINI**, President of the company, informed those present on the general situation of the company, making a presentation on the company business.

<u>THIRD</u>: REPORT ON RECENT OUTSTANDING EVENS OF THE COMPANY.

The President of the company, Mr. **LUIS EMILIO VELUTINI**, informed the Board on the current projects underway, as follows:

- **<u>SHELL TOWER</u>:**

According To the mandate of the Board of Directors dated April 10, 2001 and January 31, 2002, Shell Tower, property of LOPCO BM, LTD., Sucursal Venezuela, was sold in the most beneficial terms for the company. Such negotiation was carried out with companies related to FONDO COMÚN BANCO UNIVERSAL, C.A., which bank was interested in the establishment of new corporate headquarters in the East side of the city. It was a cash transaction for **SIXTY THOUSAND FIVE HUNDRED MILLION BOLIVARS (Bs. 60.500.000.000,00)**.

Part of these funds was used to pay the full amount owed by the company to Banco Federal, in US Dollars.

<u>GALIPAN PROJECT</u>:

A digital presentation was made on the project to be developed in the Galipán lot, were projections were made of estimated revenues according to the offer vs. demand of AAA Office Spaces in the Caracas Metropolitan Area, expecting a deficit in the market for this type of office in the next 2 years.

Construction shall be done by Constructora Sambil, a direct cost ratio of over fifteen per cent (15%) for management costs, with estimated costs of twenty five million American dollars (US$ 25,000,000.00). Commercialization shall be handled by FVI.

Then the members of the Board after careful consideration o the matter at hand stated their conformity therewith, and thus authorized Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to enter and sign the documentation relating to the construction, commercialization and any other necessary for the development of the Galipán Project.

FOURTH: REPORT ON COMPANY DEBT. REDUCTION OF FINANCIAL COSTS:

Mr. **LUIS EMILIO VELUTINI,** President of the company stated that in view of the debt in US Dollars that the company bears, whether directly or through its affiliates, as well as for the active operation of each business, sale of the Shell Tower above, and the business under development, have substantially reduced the debt of the company and its financial cost.

Then the members of the Board, after careful consideration stated their conformity therewith.

FIFTH: REPORT ON THE MACROECONOMIC VISION AND INDICATORS 2005-2006 SCENARIO.

The President Mr. **LUIS EMILIO VELUTINI** made a presentation on the economic scenario for 2005-2006 in shopping malls, analyzing the economic variable and the impact of the political variables in the economic scenario.

Then the members of the Board, after careful consideration stated their conformity therewith.

SIXTH: REPORT ON THE STRATEGIC PLAN FOR 2005-2006

The President, Mr. **LUIS EMILIO VELUTINI URBINA**, informed to the Board that it was necessary for the business and interest of the company to reorganize and develop a plan for the growth of **COMPAÑÍA ANONIMA INMUEBLES Y VALORES CARACAS,** affiliate company of **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.,** in the area of shopping malls.

Likewise, he said that the steps to be implemented for the international growth, Andean region, of **COMPAÑÍA ANONIMA INMUEBLES Y VALORES CARACAS,** included the positioning itself in the area of High End shopping mall investment. Likewise, current numbers were analyzed in case of a possible capitalization of the company by IPO.

Charts and graphics on the shopping mall market were shown regarding the Andean Regional market, specifically in Colombia and the different investment offers in shopping malls located in Bogotá, with a PEN IDEM analysis on short-term projects.

The possibility of association with European Shopping Mall operators was analyzed, amongst which Riofisa from Spain and Sonae in Portugal were considered, indicating a comparison between the shopping mall operation sectors that they specialize.

Then the President, Mr. **LUIS EMILIO VELUTINI**, informed on the steps and strategy:

1. Reassessment of the INVACA spaces
2. Contribution of the shares of the partners of the different shopping malls who hold majority in the company
3. Increase of capital
4. Future IPO
5. Possible legal structure.

Then the members of the Board, after careful consideration stated their conformity therewith, and thus authorized Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to handle and sign any public or private documentation relating to the different investment and/or partnership alternatives in new projects, including the agreement with financial or credit institutions, any kind of contract, purchase options and in general any documentation necessary for such means.

SEVENTH: MISCELLANEOUS

a) **TO CONSIDER AND DECIDE ON THE AUTHORIZATION TO SIGN AND ENTER A LOAN AGREEMENT WITH BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL FOR AN AMOUNT OF UP TO SIX THOUSAND MILLION DOLLARS (Bs. 6.000.000.000,00).**

Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA** informed the Board that it was convenient for the business of the company to request a **LOAN** with **BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL** for an amount of up to **SIX THOUSAND MILLION BOLIVARS (Bs. 6.000.000.000,00),**

Then the members of the Board, after careful consideration stated their conformity therewith, and thus authorized Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to do all that is necessary and to sign any documentation required in order to obtain the aforementioned loan with **BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL**, for an amount of up to **SIX**

THOUSAND MILLION BOLIVARS (Bs. 6.000.000.000,00) under the structure most convenient for the company, to be paid in ONE (1) YEAR as of the date of disbursement of such loan as follows: a) Twenty Five percent (25%) of the principal to be paid by one hundred eighty (180) days and b) the balance, at the end of the term of such loan; interest shall be paid monthly at maturity.

If necessary it was agreed for the Directors to be empowered to sign any document relating to the renovation of the obligation, extension of term and granting of guarantees considered necessary by the financial institution to secure the compliance of obligations derived from this loan.

b) TO CONSIDER AND DECIDE UPON THE AUTHORIZATION TO ENTER AND SIGN A LOAN WITH BANCO NACIONAL DE CREDITO, C.A. BANCO UNIVERSAL FOR AN AMOUNT OF UP TO FIVE HUNDRED TWENTY MILLION BOLIVARS (Bs. 520.000.000,00).

Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA** informed the Board that it was convenient for the business of the company, to request a **LOAN** with **BANCO NACIONAL DE CREDITO, C.A. BANCO UNIVERSAL** for up to an amount of **FIVE HUNDRED TWENTY MILLION BOLIVARS (Bs. 520.000.000,00).**

Then the Board, after careful consideration of the matter at hand stated their conformity therewith and thus, authorized Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to do all that may be necessary and to sign all documentation required to request and obtain a loan with **BANCO NACIONAL DE CREDITO, C.A. BANCO UNIVERSAL** for an amount of up to **FIVE HUNDRED TWENTY MILLION BOLIVARS (Bs. 520.000.000,00).**

c) TO CONSIDER AND DECIDE ON THE AUTHORIZATION OF LOPCO DE VENEZUELA, C.A. TO ENTER AND SIGN A INTEREST LOAN WITH BANCO NACIONAL DE CREDITO, C.A, BANCO UNIVERSAL FOR AN AMOUNT OF UP TO NINE THOUSAND TWO HUNDRED MILLION BOLIVARS (BS. 9.200.000.000,00).

Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA** informed the Board that it convenient for the business of the company; to authorize **LOPCO DE VENEZUELA, C.A.,** to request an **INTEREST LOAN** with **BANCO NACIONAL DE CREDITO, C.A, BANCO UNIVERSAL** for an amount of up to **NINE THOUSAND**

TWO HUNDRED MILLION BOLIVARS (BS. 9.200.000.000,00), as well as to grant the required guarantee to secure the compliance of the obligations derived from such **INTEREST LOAN.**

The Board, after careful consideration on the matter at hand stated their conformity therewith, thus authorizing Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to do all that may be necessary and to sign any document required from **LOPCO DE VENEZUELA, C.A.** to obtain an **INTEREST LOAN** with **BANCO NACIONAL DE CREDITO, C.A, BANCO UNIVERSAL** for an amount of up to **NINE THOUSAND TWO HUNDRED MILLION BOLIVARS (BS. 9.200.000.000,00).** Likewise it was expressly agreed, if necessary, for the Directors to be empowered to sign and enter any document for the renovation of the obligation, extension of term and to grant guarantees that the financial institution may consider necessary for such loan.

To conclude the Board delegated upon any of those present at the meeting the power to issue certified copies or certifications of the corresponding Minutes for this Board Meeting. Having no further matters to discuss the meeting was adjourned. Having the proceedings concluded, the record was read out loud, and thus those present in conformity sign:

LUIS EMILIO VELUTINI	HORACIO VELUTINI SOSA
LUIS GARCIA MONTOYA	MASHUD MEZERHANE
CARLOS ACOSTA	PEDRO LOPEZ
LUIS CARLOS SERRA	ALVAR NELSON ORTIZ
CESAR GAMBINO	JUAN ANDRES WALLIS

FONDO VALORES
INMOBILIARIOS S.A.C.A.

ACTA DE JUNTA DIRECTIVA DE LA EMPRESA

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

CELEBRADA EN FECHA 20 DE JUNIO DE 2005

En la ciudad de Caracas, Venezuela, el dia 20 de junio de 2.005, se reunieron a las 11:00 a.m., en la sede de la empresa ubicada en la Avenida Venezuela, Edificio el Samán, Piso 8, Urbanización El Rosal, Caracas, Venezuela, para llevar a cabo una reunión de Junta Directiva de la compañía, los señores: **LUIS EMILIO VELUTINI**, en su carácter de **PRESIDENTE, HORACIO VELUTINI SOSA, LUIS GARCIA MONTOYA, MASHUD MEZERHANE, CARLOS ACOSTA, LUIS DELGADO LUGO** y **PEDRO LOPEZ,** en su carácter de Directores Principales; los Sres. **LUIS CARLOS SERRA, CESAR GAMBINO** y **ALVAR NELSON ORTIZ** en su carácter de Directores Suplentes; y el Sr. **JUAN ANDRES WALLIS**, Consultor Jurídico y Secretario de la Junta Directiva y **ALEJANDRO PETIT MENA,** en su carácter de Vicepresidente Corporativo de Administración y Finanzas.

Los Directores Principales, Sres. **GARY GARRABANT, THOMAS Mc DONALD** e **IRA CHAPLIK,** se incorporaron a la sesión vía telefónica desde la ciudad de Chicago, Estados Unidos de América.

El Punto Unico del Orden del Día objeto de la reunión fue el siguiente:

UNICO: **EL PAGO DE DIVIDENDOS A LOS ACCIONISTAS ACORDADO EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE FECHA 07 DE OCTUBRE DE 2003.**

Presidió la reunión el Sr. **LUIS EMILIO VELUTINI**, quien declaró la Junta Directiva válidamente constituida a efectos de deliberar y decidir sobre el punto contenido en el Orden del Día, a saber:

UNICO: **EL PAGO DE DIVIDENDOS A LOS ACCIONISTAS ACORDADO EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE FECHA 07 DE OCTUBRE DE 2003.**

Pasando a considerar el Punto **ÚNICO** del Orden del Día, tomó la palabra el Presidente, Sr. **LUIS EMILIO VELUTINI**, quien recordó a los asistentes que en la Asamblea de Accionista celebrada fecha 07 de octubre de 2003, se informó a los accionistas que durante el ejercicio económico finalizado el 30 de junio de 2003, se obtuvo una utilidad neta de **DIEZ MIL CIENTO DIEZ MILLONES NOVECIENTOS CUARENTA Y SEIS**

MIL SETECIENTOS SESENTA Y NUEVE BOLÍVARES (Bs. 10.110.946.769,00) después de realizado el aporte para Reserva Legal.

Asimismo recordó a los asistentes que la Asamblea de Accionistas decretó el pago de un dividendo por la cantidad de **CINCO MIL SEISCIENTOS TREINTA Y CINCO MILLONES OCHOCIENTOS CUARENTA Y UN MIL SETECIENTOS VEINTINUEVE BOLÍVARES CON 00/100 (Bs. 5.635.841.729,00)** equivalente al cincuenta y cinco coma setenta y cuatro (55,74%) por ciento de la utilidad neta antes señalada, a cuyos efectos la Asamblea de Accionistas delegó en la Junta Directiva y la facultó para solicitar ante **CADIVI**, la autorización para la adquisición de divisas para el pago del dividendo y así cancelarlo en dólares y satisfacer a los accionistas que detentan **ADR'S**, que al treinta de junio de 2003, representaban el ochenta y uno coma setenta y dos por ciento (81,72%) del capital social. Igualmente, la mencionada Asamblea facultó a la Junta Directiva para aumentar el monto del dividendo, estableciendo los términos y condiciones, así como la forma y oportunidad de pago de los mismos.

Prosiguió el Presidente informando que luego de haber sido realizadas las gestiones para el pago de los dividendos ante **CADIVI**, las cuales se iniciaron en fecha 25 de agosto de 2004, se obtuvo finalmente la Autorización de Adquisición de Divisas (AAD) y la Autorización de Liquidación de Divisas (ALD) en fecha 28 de abril de 2005, por un monto de **UN MILLÓN SEISCIENTOS SETENTA Y TRES MIL VEINTIOCHO DÓLARES DE LOS ESTADOS UNIDOS DE AMÉRICA CON SETENTA Y UN CENTAVOS (US$ 1.673.028,71).**

Seguidamente tomó la palabra el Sr. **ALEJANDRO PETIT MENA**, en su carácter de Vicepresidente Corporativo de Administración y Finanzas, quien manifestó que el monto autorizado por **CADIVI** resultó inferior al monto solicitado, por lo que a los fines de satisfacer a los tenedores de ADR'S se haría necesario remitir al **BANK OF NEW YORK** el saldo faltante para la cobertura total del dividendo correspondiente a los tenedores de ADR'S. Explicó el Sr. Petit, que el monto exacto de la porción del dividendo en Dólares será determinado de acuerdo con la posición en ADR'S que refleje el listado de accionistas emitido por el Agente de Traspaso a la fecha límite de transacción con beneficio.

Asimismo señaló que el saldo restante en Bolívares hasta completar la cantidad de **CINCO MIL SEISCIENTOS TREINTA Y CINCO MILLONES OCHOCIENTOS CUARENTA Y UN MIL SETECIENTOS VEINTINUEVE BOLÍVARES CON 00/100 (Bs.**

5.635.841.729,00) sería abonado al Agente de Traspaso para el pago del dividendo en Bolívares.

En este estado tomó la palabra **JUAN ANDRÉS WALLIS,** quien en su carácter de Consultor Jurídico de la empresa, recordó a los asistentes que de conformidad con lo previsto en las "Normas relativas a la información sobre pago de dividendos que deben suministrar las empresas que hacen oferta públicas de acciones", deben cumplirse los siguientes trámites:

1. Notificación de lo acordado en esta Junta a la Comisión Nacional de Valores, Bolsa de Valores de Caracas, Caja Venezolana de Valores, Banco Venezolano de Crédito y Bank of New York.
2. Publicación por la prensa con por lo menos cinco (5) días hábiles bursátiles de anticipación a la fecha límite de transacción con beneficio de un aviso en el cual se señale: la oportunidad y fecha de pago del dividendo, la fecha límite de transacción con beneficio y la fecha de registro del beneficio.

Una vez analizadas y debatidas suficientemente las exposiciones de los Sres. **LUIS EMILIO VELUTINI, ALEJANDRO PETIT Y JUAN ANDRÉS WALLIS**, la Junta Directiva acordó por unanimidad de votos de los asistentes lo siguiente:

PRIMERO: Se acordó proceder al pago del dividendo acordado por la Asamblea de Accionistas reunida en fecha 07 de octubre de 2003, sobre la base de los siguientes parámetros:

1.- Monto del dividendo: **CINCO MIL SEISCIENTOS TREINTA Y CINCO MILLONES OCHOCIENTOS CUARENTA Y UN MIL SETECIENTOS VEINTINUEVE BOLÍVARES CON 00/100 (Bs. 5.635.841.729,00).**

2.- Fecha límite de transacción con beneficio: Al quinto (5to) día hábil bursátil siguiente a la publicación del aviso que señalan las "Normas relativas a la información sobre pago de dividendos que deben suministrar las empresas que hacen oferta públicas de acciones" es decir, el 30 de junio de 2005, tomando en consideración que la publicación se efectuará en fecha 21 de junio de 2005.

3.- Fecha de registro beneficio: Al cuarto (4to) día hábil bursátil siguiente a la fecha limite de transacción con beneficio, es decir el 07 de julio de 2005.

SEGUNDO: Se autorizó a cualquiera de los Directores o al Consultor Jurídico para realizar las notificaciones y publicaciones a que hubiere lugar con motivo del pago del dividendo aprobado por la Junta Directiva.

TERCERO: Se delegó en el Secretario la facultad de emitir certificaciones del Acta correspondiente a la presente reunión de Junta Directiva.

No habiendo más asuntos que tratar, se levantó la reunión. Terminó, se leyó y conformes firman:

LUIS EMILIO VELUTINI	HORACIO VELUTINI SOSA
LUIS GARCIA MONTOYA	MASHUD MEZERHANE
CARLOS ACOSTA	LUIS DELGADO LUGO
PEDRO LOPEZ	ALVAR NELSON ORTIZ
LUIS CARLOS SERRA	CESAR GAMBINO
JUAN ANDRES WALLIS	ALEJANDRO PETIT

FONDO VALORES
INMOBILIARIOS S.A.C.A.

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF
F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.
HELD ON JUNE 20, 2005

In the city of Caracas, Venezuela, on June 20, 2.005, Messrs. **LUIS EMILIO VELUTINI**, PRESIDENT, **HORACIO VELUTINI SOSA, LUIS GARCIA MONTOYA, MASHUD MEZERHANE, CARLOS ACOSTA, LUIS DELGADO LUGO** and **PEDRO LOPEZ,** Principal Directors; **LUIS CARLOS SERRA, CESAR GAMBINO and ALVAR NELSON ORTIZ** Alternate Directors; **JUAN ANDRES WALLIS**, Legal Advisor and Secretary to the Board and **ALEJANDRO PETIT MENA,** Corporate Administration and Finances Vice-president me at 11:00 a.m., in the offices of the company located at Venezuela Avenue, El Samán Building, 8th. Floor, El Rosal, Baruta Municipality State of Miranda, to hold a Board Meeting. Principal Directors, **GARY GARRABANT, THOMAS Mc DONALD** and **IRA CHAPLIK,** participated at the meeting over the phone from the city of Chicago, United States of America.

The only issue in the Agenda is as follows:

ONLY: **PAYMENT OF DIVIDENDS TO STOCKHOLDERS AS AGREED BY THE ANNUAL GENERAL STOCKHOLDERS MEETING DATED OCTOBER 07, 2003.**

Mr. **LUIS EMILIO VELUTINI** presided the meeting and declared it legitimately held in order to consider and decide upon the issue of the corresponding Agenda, as follows

ONLY: **ONLY**: **PAYMENT OF DIVIDENDS TO STOCKHOLDERS AS AGREED BY THE ANNUAL GENERAL STOCKHOLDERS MEETING DATED OCTOBER 07, 2003.**

Mr. **LUIS EMILIO VELUTINI**, President of the company, considering the only issue of the Agenda, reminded those present that at the Stockholders Meeting held on October 07, 2003, it was informed to the stockholders that during the fiscal year ended on June 30, 2003 a net profit of **TEN THOUSAND ONE HUNDRED TEN MILLION NINE HUNDRED FORTY SIX THOUSAND SEVEN HUNDRED SIXTY NINE BOLIVARS (Bs. 10.110.946.769,00)** was obtained, after Legal Reserve.

He also reminded to those present that the Stockholders Meeting agreed to the payment Likewise he reminded those present that the Stockholders Meeting agreed and convened on the payment of a dividend of **FIVE THOUSAND SIX HUNDRED THIRTY FIVE MILLION EIGHT HUNDRED FORTY ONE THOUSAND SEVEN HUNDRED TWENTY NINE BOLIVARS (Bs. 5.635.841.729,00)** equal to fifty five point seventy four percent (55,74%) of the aforementioned net profit, to which effects the Stockholders Meeting delegated upon the Board the power to request from **CADIVI**, authorization to acquire the foreign currency to pay such dividend and thus pay it in US dollars and satisfy those stockholders bearing **ADR'S**, who by June 2003, represented eighty one point seventy two percent (81,72%) of the capital of the company. Likewise said Meeting empowered the Board to increase the amount of the dividend, establishing the terms and conditions, as well as the form and time of payment.

The President informed that after taking the corresponding action for the payment of dividends before **CADIVI**, which began on August 25, 2004, we finally obtain the Authorization for Acquisition of Currency (AAD) and the Authorization of Liquidation of Currency (ALD) on April 28, 2005, for an amount of **ONE MILLION SIX HUNDRED SEVENTY FOUR THOUSAND TWENTY EIGHT AMERICAN DOLLARS AND SEVENTY ONE CENTS (US$ 1.673.028,71).**

Following Mr. **ALEJANDRO PETIT MENA**, Corporate Vice-president of Administration and Finances, stated that the amount authorized by **CADIVI** was less than the amount requested, thus in order to satisfy the bearers of ADR'S it was necessary to send to BANK **OF NEW YORK** the outstanding balance for the full payment of such dividend corresponding to the bearers of ADR'S. Mr. Petit explained that the exact amount of such portion or balance in US Dollars shall be determined according to the position of the ADR'S that indicates the list of stockholders issued by the Transfer Agent as of the deadline for the beneficial transaction.

Likewise he stated that the balance in Bolivars to complete de amount of **FIVE THOUSAND SIX HUNDRED THIRTY FIVE MILLION EIGHT HUNDRED FORTY ONE THOUSAND SEVEN HUNDRED TWENTY NINE BOLIVARS (Bs. 5.635.841.729,00)** shall be paid by the Transfer Agent for the payment of dividends in Bolivars.

JUAN ANDRES WALLIS, Legal Advisor of the company, reminded those present that in conformity with "Rules relating to the information on payment of dividends to be provided by publicly traded company", the following steps must be taken:

1. Notice of the agreement of this Board Meeting to the National Securities Commission, Caracas Stock Exchange, Caja Venezolana de Valores, Banco Venezolano de Crédito and Bank of New York.
2. Publication of a press release with at least five (5) stock exchange work days in advance to the deadline to the beneficial transaction indicating: the time and date of payment of the dividend, deadline of the beneficial transaction and date of registry of the benefit.

After careful analysis and consideration of the statements made by **LUIS EMILIO VELUTINI, ALEJANDRO PETIT** and **JUAN ANDRES WALLIS,** The Board unanimously agreed to the following:

FIRST: It was agreed to pay the dividend as convened by the Stockholders Meeting held on October 07, 2003, based on the following:

1. - Amount of dividend: **FIVE THOUSAND SIX HUNDRED THIRTY FIVE MILLION EIGHT HUNDRED FORTY ONE THOUSAND SEVEN HUNDRED TWENTY NINE BOLIVARS (Bs. 5.635.841.729,00).**

2. - Deadline for the Beneficial Transaction: On the fifth (5th) stock work day following the publication of the press release as indicated by the "Rules relating to the information on payment of dividends to be provided by publicly traded company" that is, June 30, 2005, considering that the publication shall take place on June 21, 2005.

3. - Date of registry of the benefit: On the fourth (4th) stock work day following the beneficial transaction deadline, that is July 07, 2005.

SECOND: All the Directors, acting individually, or the Legal Advisor were authorized to make the corresponding communications, notices and publications due to the payment of the benefit as approved by the Board of Directors.

THIRD: It was delegated upon the Secretary of the Board the issuance of the certificates and certified copies of the Minutes of this Board Meeting.

Having no further matters to discuss the meeting was adjourned. Having the proceedings concluded, the record was read out loud, and thus those present in conformity sign:

LUIS EMILIO VELUTINI

HORACIO VELUTINI SOSA

LUIS GARCIA MONTOYA

MASHUD MEZERHANE

CARLOS ACOSTA

LUIS DELGADO LUGO

PEDRO LOPEZ

ALVAR NELSON ORTIZ

LUIS CARLOS SERRA

CESAR GAMBINO

JUAN ANDRES WALLIS

ALEJANDRO PETIT

FONDO VALORES
INMOBILIARIOS S.A.C.A.

ACTA DE JUNTA DIRECTIVA DE LA EMPRESA

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

CELEBRADA EN FECHA DIECINUEVE (19) DE JULIO DE 2.005

En la ciudad de Caracas, Venezuela, el día Diecinueve (19) de Julio de 2.005, se reunieron a las 3:00 p.m., en la sede de la empresa ubicada en la Avenida Venezuela, Edificio el Samán, Piso 8, Urbanización El Rosal, Caracas, Venezuela, para llevar a cabo una reunión de Junta Directiva de la compañía, los señores: **LUIS EMILIO VELUTINI**, en su carácter de PRESIDENTE, **HORACIO VELUTINI SOSA, LUIS GARCIA MONTOYA, CARLOS ACOSTA, LUIS DELGADO LUGO** y **PEDRO LOPEZ,** en su carácter de Directores Principales; los Sres. **LUIS CARLOS SERRA** y **ALVAR NELSON ORTIZ** en su carácter de Directores Suplentes; y el Sr. **JUAN ANDRES WALLIS,** Consultor Jurídico y Secretario de la Junta Directiva.

Los Puntos del Orden del Día objeto de la reunión fueron los siguientes:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, procedió a dar lectura a las Actas de Junta Directiva de la empresa celebrada en fecha trece (13) de Abril de 2.005 y veinte (20) de Junio de 2005, las cual fueron convocadas y celebradas en la sede de la compañía ubicada en el Piso 8, Edificio El Samán, Urbanización El Rosal, Caracas, a las 8:30 a.m.

Seguidamente, fue sometida a la consideración de la Junta Directiva, la cual fue aprobada por unanimidad de los presentes, acordándose su trascripción en el Libro de Actas correspondiente.

SEGUNDO: CONSIDERAR Y RESOLVER SOBRE LA EMISIÓN DE PAPELES COMERCIALES DE LA COMPAÑÍA.

El Presidente, **LUIS EMILIO VELUTINI** recordó a los asistentes que la Asamblea de Accionistas celebrada en fecha 07 de Octubre de 2003, autorizó la emisión de papeles comerciales hasta por la cantidad de **CUARENTA MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON 00/100 CENTAVOS**

(US$ 40.000.000,00) o su equivalente en Bolívares en los términos y condiciones que aprobare la Junta Directiva. De acuerdo con el mandato recibido de dicha Asamblea de Accionistas, el Sr. **LUIS EMILIO VELUTINI** propuso que esta Junta Directiva acordara realizar la emisión de hasta **VEINTE MIL MILLONES DE BOLIVARES CON 00/100 CENTAVOS (Bs. 20.000.000.000,00)**, según las siguientes características para la emisión de papeles comerciales:

1. <u>TIPO DE DOCUMENTO</u>:

Papeles Comerciales al Portador.

2. <u>MONTO MÁXIMO AUTORIZADO</u>:

El monto máximo autorizado de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de hasta **VEINTE MIL MILLONES DE BOLIVARES CON 00/100 CENTAVOS (Bs. 20.000.000.000,00)**, tendrá una vigencia de **UN (1) AÑO** contado a partir de la fecha en la que se emita la primera serie, la cual deberá ofertarse públicamente dentro de los **TREINTA (30) DÍAS** siguientes a la fecha de recibir la notificación de la autorización otorgada por la Comisión Nacional de Valores.

3. <u>EMISIONES</u>:

Se podrá emitir una o varias series, el monto total, a valor nominal de las series en circulación no podrá exceder en ningún caso del monto total autorizado de hasta **VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,00)**.

4. <u>PLAZOS</u>:

Los títulos tendrán un vencimiento fijo no inferior a **QUINCE (15) DÍAS** ni superior a **TRESCIENTOS SESENTA (360) DÍAS** (según de las normas relativas a la emisión, oferta pública y negociación de papeles comerciales). sin embargo, el plazo del vencimiento podrá ser prorrogado de acuerdo a las condiciones fijadas al momento de la emisión por acuerdo expreso de las 2/3 partes de los tenedores de los instrumentos, reunidos en asamblea convocada al efecto. En ningún caso el vencimiento podrá ser posterior a la fecha de expiración de la autorización otorgada por la Comisión Nacional de Valores (según de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales).

5. PRECIO AL PÚBLICO:

El precio de la colocación se hará a la par, con prima o a descuento, de acuerdo con la determinación que se haga en el momento de la emisión de cada serie.

6. COLOCACIÓN:

La fecha del inicio de la colocación será publicada en un diario de alta circulación nacional el día del inicio de la emisión de cada serie. La colocación de la emisión se realizará bajo el sistema de colocación en Firme, Garantizada o a Mayores Esfuerzos por el Agente de Colocación **MULTIPLICAS CASA DE BOLSA, S.A.,** o cualquier otra empresa que el **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** designe, en forma conjunta o separada, conforme se determine en el momento de la emisión de cada serie, y como tal, podrá utilizar los servicios de Corredores Públicos de Títulos Valores miembros de la Bolsa de Valores de Caracas, C.A. y de la Bolsa de Valores de Maracaibo, S.A.C.A. como Agentes de Distribución. Los detalles relativos al proceso de colocación se detallaran en el aviso de prensa correspondiente a cada una de las series que se publiquen en la prensa nacional.

7. RENDIMIENTO

La tasa de interés y/o rendimiento efectivo que devengarán los títulos serán determinados para cada serie y se indicarán en los avisos que se publiquen notificando el inicio de cada serie.

8. PAGO DE LOS TÍTULOS

Los títulos así como sus respectivos intereses si los hubiere serán pagados al vencimiento por **BANESCO, BANCO UNIVERSAL, S.A.,** que actuará como Agente de Pago y Custodio del Macrotítulo, o cualquier otra entidad que el **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** designe, en forma conjunta o separada, a efectos de realizar las gestiones como Agente de Pago y Custodio.

EL Agente de Pago en el ejercicio de su actividad como Agente Custodio del Macrotítulo, está autorizado por el **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.,** a emitir certificados de custodia negociables, en los cuales se evidencian los derechos de los inversionistas.

9. **REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES Y SU REMUNERACIÓN.**

Fue designado **BANESCO, BANCO UNIVERSAL, S.A.** como representante común de los tenedores de papeles comerciales, percibiendo una remuneración de hasta la cantidad de **SEIS MILLONES DE BOLIVARES CON 00/100 (BS. 6.000.000,00)** mensuales. Esta designación no es de carácter exclusivo.

Finalmente, el Sr. **LUIS EMILIO VELUTINI** propuso se autorizara a los Miembros de la Junta Directiva, para que dos (2) de ellos en forma conjunta, definan y decidan todos los términos y condiciones particulares de cada una de las series que se emitan, así como para suscribir cualquier documento público o privado que fuere necesario para llevar a cabo los fines de la presente autorización.

Luego de las deliberaciones del caso, la Junta Directiva aprobó por unanimidad de votos de los asistentes, la emisión de papeles comerciales de hasta la cantidad de **VEINTE MIL MILLONES DE BOLIVARES (Bs. 20.000.000.000,00)**, de acuerdo en un todo con las características y reglas señaladas, autorizándose igualmente a cualesquiera dos (2) de los miembros de la Junta Directiva para que actuando de forma conjunta, definan y decidan todos los términos y condiciones particulares de cada una de las series que se emitan, así como para que suscriban cualquier documento público o privado que fuere necesario para llevar a cabo los fines de la presente autorización.

TERCERO: CONSIDERAR Y RESOLVER SOBRE LA EMISIÓN DE PAPELES COMERCIALES DE LA COMPAÑÍA.

El Presidente, **LUIS EMILIO VELUTINI** recordó a los asistentes que la Asamblea de Accionistas celebrada en fecha 07 de Octubre de 2003, autorizó la emisión de papeles comerciales hasta por la cantidad de **CUARENTA MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON 00/100 CENTAVOS (US$ 40.000.000,00) o su equivalente en Bolívares** en los términos y condiciones que aprobare la Junta Directiva. De acuerdo con el mandato recibido de dicha Asamblea de Accionistas, el Sr. **LUIS EMILIO VELUTINI** propuso que esta Junta Directiva acordara realizar la emisión de hasta **TREINTA MIL MILLONES**

DE BOLIVARES CON 00/100 CENTAVOS (Bs. 30.000.000.000,00), según las siguientes características para la emisión de papeles comerciales:

1. <u>TIPO DE DOCUMENTO</u>:

Papeles Comerciales al Portador.

2. <u>MONTO MÁXIMO AUTORIZADO</u>:

El monto máximo autorizado de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de hasta **TREINTA MIL MILLONES DE BOLIVARES CON 00/100 CENTAVOS (Bs. 30.000.000.000,00)**, tendrá una vigencia de **UN (1) AÑO** contado a partir de la fecha en la que se emita la primera serie, la cual deberá ofertarse públicamente dentro de los **TREINTA (30) DÍAS** siguientes a la fecha de recibir la notificación de la autorización otorgada por la Comisión Nacional de Valores.

3. <u>EMISIONES</u>:

Se podrá emitir una o varias series, el monto total, a valor nominal de las series en circulación no podrá exceder en ningún caso del monto total autorizado de hasta **TREINTA MIL MILLONES DE BOLIVARES (Bs. 30.000.000.000,00).**

4. <u>PLAZOS</u>:

Los títulos tendrán un vencimiento fijo no inferior a **QUINCE (15) DÍAS** ni superior a **TRESCIENTOS SESENTA (360) DÍAS** (según de las normas relativas a la emisión, oferta pública y negociación de papeles comerciales). sin embargo, el plazo del vencimiento podrá ser prorrogado de acuerdo a las condiciones fijadas al momento de la emisión por acuerdo expreso de las 2/3 partes de los tenedores de los instrumentos, reunidos en asamblea convocada al efecto. En ningún caso el vencimiento podrá ser posterior a la fecha de expiración de la autorización otorgada por la Comisión Nacional de Valores (según de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales).

5. <u>PRECIO AL PÚBLICO</u>:

El precio de la colocación se hará a la par, con prima o a descuento, de acuerdo con la determinación que se haga en el momento de la emisión de cada serie.

6. <u>COLOCACIÓN</u>:

La fecha del inicio de la colocación será publicada en un diario de alta circulación nacional el día del inicio de la emisión de cada serie. La colocación de la emisión se realizará bajo el sistema de colocación en Firme, Garantizada o a Mayores

Esfuerzos por el Agente de Colocación **MULTIPLICAS CASA DE BOLSA, S.A.**, o cualquier otra empresa que el **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** designe, en forma conjunta o separada, conforme se determine en el momento de la emisión de cada serie, y como tal, podrá utilizar los servicios de Corredores Públicos de Títulos Valores miembros de la Bolsa de Valores de Caracas, C.A. y de la Bolsa de Valores de Maracaibo, S.A.C.A. como Agentes de Distribución. Los detalles relativos al proceso de colocación se detallaran en el aviso de prensa correspondiente a cada una de las series que se publiquen en la prensa nacional.

7. RENDIMIENTO

La tasa de interés y/o rendimiento efectivo que devengarán los títulos serán determinados para cada serie y se indicarán en los avisos que se publiquen notificando el inicio de cada serie.

8. PAGO DE LOS TÍTULOS

Los títulos así como sus respectivos intereses si los hubiere serán pagados al vencimiento por **BANESCO, BANCO UNIVERSAL, S.A.**, que actuará como Agente de Pago y Custodio del Macrotítulo, o cualquier otra entidad que el **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** designe, en forma conjunta o separada, a efectos de realizar las gestiones como Agente de Pago y Custodio.

EL Agente de Pago en el ejercicio de su actividad como Agente Custodio del Macrotítulo, está autorizado por el **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, a emitir certificados de custodia negociables, en los cuales se evidencian los derechos de los inversionistas.

9. REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES Y SU REMUNERACIÓN.

Fue designado **BANESCO, BANCO UNIVERSAL, S.A.** como representante común de los tenedores de papeles comerciales, percibiendo una remuneración de hasta la cantidad de **SEIS MILLONES DE BOLIVARES CON 00/100 (BS. 6.000.000,00)** mensuales. Esta designación no es de carácter exclusivo.

Finalmente, el Sr. **LUIS EMILIO VELUTINI** propuso se autorizara a los Miembros de la Junta Directiva, para que dos (2) de ellos en forma conjunta, definan y decidan todos los términos y condiciones particulares de cada una de las series

que se emitan, así como para suscribir cualquier documento público o privado que fuere necesario para llevar a cabo los fines de la presente autorización.

Luego de las deliberaciones del caso, la Junta Directiva aprobó por unanimidad de votos de los asistentes, la emisión de papeles comerciales de hasta la cantidad de **TREINTA MIL MILLONES DE BOLIVARES (Bs. 30.000.000.000,00)**, de acuerdo en un todo con las características y reglas señaladas, autorizándose igualmente a cualesquiera dos (2) de los miembros de la Junta Directiva para que actuando de forma conjunta, definan y decidan todos los términos y condiciones particulares de cada una de las series que se emitan, así como para que suscriban cualquier documento público o privado que fuere necesario para llevar a cabo los fines de la presente autorización.

Para finalizar, la Junta Directiva delegó en cualesquiera de los presentes la facultad de emitir certificaciones del Acta correspondiente a la presente reunión de Junta Directiva. No habiendo más asuntos que tratar, se levantó la reunión. Terminó, se leyó y conformes firman:

LUIS EMILIO VELUTINI	HORACIO VELUTINI SOSA
LUIS GARCIA MONTOYA	CARLOS ACOSTA
LUIS DELGADO LUGO	PEDRO LOPEZ
LUIS CARLOS SERRA	ALVAR NELSON ORTIZ
JUAN ANDRES WALLIS	

17/06/05

FONDO VALORES
INMOBILIARIOS S.A.C.A.

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

HELD ON JULY NINETEENTH (19TH.), 2005

In the city of Caracas, Venezuela, on July nineteenth (19th.), 2.005, Messrs. **LUIS EMILIO VELUTINI**, PRESIDENT, **HORACIO VELUTINI SOSA, LUIS GARCIA MONTOYA, CARLOS ACOSTA, LUIS DELGADO LUGO** and **PEDRO LOPEZ,** Principal Directors; **LUIS CARLOS SERRA** and **ALVAR NELSON ORTIZ** Alternate Directors; and **JUAN ANDRES WALLIS**, Legal Advisor and Secretary of the Board met at 3:00 p.m., at the office of the company at Venezuela Avenue, El Saman Building, 8th Floor, El Rosal, Caracas, Venezuela, to hold a Meeting of the Board of Directors of the company.

The items of the Agenda for the Meeting were:

FIRST: READING OF THE MINUTES OF THE PREVIOUS BOARD OF DIRECTORS.

The President, Mr. **LUIS EMILIO VELUTINI**, read out loud the Minutes of the Board of Directors held on April thirteenth (13th.), 2005 and June twentieth (20th.), 2005, which were called and held at the offices of the company on the 8th. Floor of the El Saman Building, El Rosal, Caracas, at 8:30 a.m.

After its submission to the consideration of the Board, those present unanimously approved the Minutes for such meetings, and thus their insertion in the corresponding Minutes Book was approved.

SECOND: TO CONSIDER AND APPROVE THE ISSUANCE OF COMMERCIAL PAPERS OF THE COMPANY.

The President, **LUIS EMILIO VELUTINI** reminded those present that at the Stockholders Meeting held on October 07, 2003 it was agreed to issue commercial papers for an amount of **FORTY MILLION AMERICAN DOLLARS (US$ 40.000.000,00) or its equivalent in Bolivars** in the terms and conditions as approved by the Board of Directors. According to such mandate from the Stockholders Meeting, Mr. **LUIS EMILIO VELUTINI** proposed to the Board to

issue up to **TWENTY THOUSAND MILLION BOLIVARS (Bs. 20.000.000.000,00)**, according to the following characteristics for such issuance of commercial papers:

1. <u>TYPE OF DOCUMENT</u>:

Commercial Papers to the Bearer

2. <u>AUTHORIZED MAXIMUM AMOUNT</u>:

The authorized maximum amount for the commercial papers to be outstanding at any time is up to **TWENTY THOUSAND MILLION BOLIVARS (Bs. 20.000.000.000,00)**, for **ONE (1) YEAR** as of the date of the issue of the first series, to be publicly offered within **THIRTY (30) DAYS** following the notice of authorization granted by the National Securities Commission.

3. <u>ISSUES</u>:

One or more series, which full amount, at face value of the outstanding series cannot exceed in any case the authorized maximum amount of **TWENTY THOUSAND MILLION BOLIVARS (Bs. 20.000.000.000,00).**

4. <u>TERMS</u>:

The titles shall have a fixed maturity of no less than **FIFTEEN (15) DAYS** or greater than **THREE HUNDRED SIXTY (360) DAYS** (according to the Rules Of Issuance, Public Offer And Negotiations Of Commercial Papers). However, maturity may be extended according to the conditions established at the time of issuance by express agreement of two thirds of the bearers of such instruments, at a meeting called to such effect. In no case maturity may be after the expiration date of the authorization granted by the National Securities Commission (according to the Rules Of Issuance, Public Offer And Negotiations Of Commercial Papers).

5. <u>PRICE FOR THE PUBLIC</u>:

The price at placement shall be fixed with a premium or at discount, according to the determination to be made at the time of issuance.

6. <u>PLACEMENT</u>:

The first date of placement shall be indicated by press release in a nation wide circulating newspaper at the time of issuance of each series. Placement of the

issue shall be done by Final, Guaranteed or with the Best Efforts of **MULTIPLICAS CASA DE BOLSA, S.A.,** or any other company that **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** may appoint jointly or separately, according to the determinations at the issue of each series, and as such may benefit from the services of Securities Brokers members of the Bolsa de Valores de Caracas, C.A. and the Bolsa de Valores de Maracaibo, S.A.C.A. acting as Distribution Agents. The specifics on the placement shall be indicated in a press release for each series, to be published in the national press.

7. YIELD

The actual yield and/or interest rate that the titles shall ser for each series and indicated in the press releases to be published notifying the beginning of each series.

8. PAYMENT OF TITLES

The titles, as well as their respective interests, if any, shall be paid at maturity by **BANESCO, BANCO UNIVERSAL, S.A.,** Payment Agent and Custodian of the Macro title, or any other entity that **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** may appoint, acting jointly or separately, in order to act as Payment and Custodian Agent.

The Payment Agent, acting also as Custodian Agent of the Macro title, is hereby authorized by **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, to issue tradable custodian certificates, indicating the rights of investors.

9. COMMON REPRESENTATIVES OF THE BEARERS OF THE COMMERCIAL PAPERS AND THEIR REMUNERATION.

BANESCO, BANCO UNIVERSAL, S.A. was appointed as common representative of the bearers of the commercial papers, earning for such actions a monthly remuneration of **SIX MILLION BOLIVARS (BS. 6.000.000,00)**. This is not an exclusive appointment.

Mr. **LUIS EMILIO VELUTINI** proposed to authorize the Members of the Board of Directors, acting any two (2) of them jointly, to define and decide on the

particulars of each series issued, as well to sign any public or private document necessary for the purposes of this authorization.

After careful consideration, the Board unanimously approved, the issue of commercial papers for an amount of **TWENTY THOUSAND MILLION BOLIVARS (Bs. 20.000.000.000,00)**, according to the rules and characteristics indicated above , as well as to authorize any two (2) members of the Board of Directors acting jointly, to define and decide on all the particulars of each series issued, and to sign any public or private document necessary for the purposes of this authorization.

THIRD: TO CONSIDER AND DECIDE ON THE ISSUE OF COMMERCIAL PAPERS OF THE COMPANY.

The President, **LUIS EMILIO VELUTINI** reminded those present that at the Stockholders Meeting held on October 07, 2003 it was agreed to issue commercial papers for an amount of **FORTY MILLION AMERICAN DOLLARS (US$ 40.000.000,00) or its equivalent in Bolivars** in the terms and conditions as approved by the Board of Directors. According to such mandate from the Stockholders Meeting, Mr. **LUIS EMILIO VELUTINI** proposed to the Board to issue up to **THIRTY THOUSAND MILLION BOLIVARS (Bs. 30.000.000.000,00)**, according to the following characteristics for such issuance of commercial papers:

1. TYPE OF DOCUMENT:

Commercial Papers to the Bearer

2. AUTHORIZED MAXIMUM AMOUNT:

The authorized maximum amount for the commercial papers to be outstanding at any time is up to **THIRTY THOUSAND MILLION BOLIVARS (Bs. 30.000.000.000,00)**, for **ONE (1) YEAR** as of the date of the issue of the first series, to be publicly offered within **THIRTY (30) DAYS** following the notice of authorization granted by the National Securities Commission.

3. ISSUES:

One or more series, which full amount, at face value of the outstanding series cannot exceed in any case the authorized maximum amount of **THIRTY THOUSAND MILLION BOLIVARS (Bs. 30.000.000.000,00).**

4. TERMS:

The titles shall have a fixed maturity of no less than **FIFTEEN (15) DAYS** or greater than **THREE HUNDRED SIXTY (360) DAYS** (according to the Rules Of Issuance, Public Offer And Negotiations Of Commercial Papers). However, maturity may be extended according to the conditions established at the time of issuance by express agreement of two thirds of the bearers of such instruments, at a meeting called to such effect. In no case maturity may be after the expiration date of the authorization granted by the National Securities Commission (according to the Rules Of Issuance, Public Offer And Negotiations Of Commercial Papers).

5. PRICE FOR THE PUBLIC:

The price at placement shall be fixed with a premium or at discount, according to the determination to be made at the time of issuance.

6. PLACEMENT:

The first date of placement shall be indicated by press release in a nation wide circulating newspaper at the time of issuance of each series. Placement of the issue shall be done by Final, Guaranteed or with the Best Efforts of **MULTIPLICAS CASA DE BOLSA, S.A.,** or any other company that **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** may appoint jointly or separately, according to the determinations at the issue of each series, and as such may benefit from the services of Securities Brokers members of the Bolsa de Valores de Caracas, C.A. and the Bolsa de Valores de Maracaibo, S.A.C.A. acting as Distribution Agents. The specifics on the placement shall be indicated in a press release for each series, to be published in the national press.

7. YIELD

The actual yield and/or interest rate that the titles shall ser for each series and indicated in the press releases to be published notifying the beginning of each series.

8. PAYMENT OF TITLES

The titles, as well as their respective interests, if any, shall be paid at maturity by **BANESCO, BANCO UNIVERSAL, S.A.,** Payment Agent and Custodian of the Macro title, or any other entity that **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** may appoint, acting jointly or separately, in order to act as Payment and Custodian Agent.

The Payment Agent, acting also as Custodian Agent of the Macro title, is hereby authorized by **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, to issue tradable custodian certificates, indicating the rights of investors.

9. COMMON REPRESENTATIVES OF THE BEARERS OF THE COMMERCIAL PAPERS AND THEIR REMUNERATION.

BANESCO, BANCO UNIVERSAL, S.A. was appointed as common representative of the bearers of the commercial papers, earning for such actions a monthly remuneration of **SIX MILLION BOLIVARS (BS. 6.000.000,00)**. This is not an exclusive appointment.

Mr. **LUIS EMILIO VELUTINI** proposed to authorize the Members of the Board of Directors, acting any two (2) of them jointly, to define and decide on the particulars of each series issued, as well to sign any public or private document necessary for the purposes of this authorization.

After careful consideration, the Board unanimously approved, the issue of commercial papers for an amount of **THIRTY THOUSAND MILLION BOLIVARS (Bs. 30.000.000.000,00)**, according to the rules and characteristics indicated above , as well as to authorize any two (2) members of the Board of Directors acting jointly, to define and decide on all the particulars of each series issued, and to sign any public or private document necessary for the purposes of this authorization.

To conclude, the Board delegated upon those present the power to issue certificates of the Minutes of this Board Meeting. Having no further matters to consider, the meeting was adjourned. Having concluded the proceedings, the record was red out loud and thus those present in conformity sign:

LUIS EMILIO VELUTINI

HORACIO VELUTINI SOSA

LUIS GARCIA MONTOYA

CARLOS ACOSTA

LUIS DELGADO LUGO

PEDRO LOPEZ

LUIS CARLOS SERRA

ALVAR NELSON ORTIZ

JUAN ANDRES WALLIS

ACTA DE JUNTA DIRECTIVA DE LA EMPRESA

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

CELEBRADA EN FECHA VEINTIDOS (22) DE JULIO DE 2.005

En la ciudad de Caracas, Venezuela, el día veintidós (22) de Julio de 2.005, se reunieron a las 8:00 a.m., en la sede social de la empresa ubicadas en la Avenida Venezuela, Edificio El Samán, Piso 8, El Rosal, jurisdicción del Municipio Baruta del Estado Miranda, para llevar a cabo una reunión de Junta Directiva de la compañía, los señores: **LUIS EMILIO VELUTINI**, en su carácter de PRESIDENTE, **HORACIO VELUTINI SOSA, MASHUD MEZERHANE,** y **PEDRO LOPEZ**, en su carácter de DIRECTORES PRINCIPALES; los Sres. **LUIS CARLOS SERRA, ALVAR NELSON ORTIZ** y **CESAR GAMBINO,** en su carácter de DIRECTORES SUPLENTES y **JUAN ANDRES WALLIS,** en su carácter de Secretario de la Junta Directiva.

Los Puntos del Orden del Día objeto de la reunión fueron los siguientes:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA.

TERCERO: PRESENTACIÓN DEL REPORTE GERENCIAL

CUARTO: ANALISIS DEL MOVIMIENTO DE LA DEUDA DE LA COMPAÑÍA.

QUINTO: INFORME SOBRE LA SITUACION DEL PAGO DE DIVIDENDOS A LOS ACCIONISTAS.

SEXTO: PROPUESTA PARA LA EJECUCION DEL PLAN DE OPCIONES DE ACCIONES PARA EL PERSONAL, GERENTES, EJECUTIVOS, DIRECTORES Y ASESORES DE LA EMPRESA.

SEPTIMO: INFORME SOBRE LA VENTA DE LA TORRE ALCATEL (EDIFICIO PARQUE CARIBE).

OCTAVO: VARIOS.

a) INFORME PRESENTADO ACERCA DE LA AUTORIZACIÓN PARA NEGOCIAR LA ADQUISICION DE UNOS PISOS DE LA TORRE SUR DE LA ELECTRICIDAD DE CARACAS.

b) CONSIDERAR Y RESOLVER ACERCA DE LA AUTORIZACION PARA SOLICITAR UN CRÉDITO CON EL BANCO MERCANTIL PARA TOLON.

c) CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA OTORGAR GARANTIA A FAVOR DE BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL.

d) CONSIDERAR Y RESOLVER SOBRE LA EMISIÓN DE OBLIGACIONES NOMINATIVAS, HASTA POR LA CANTIDAD DE VEINTE MIL MILLONES DE BOLÍVARES CON 00/100 CENTIMOS (Bs. 20.000.000.000,00).

e) CONSIDERAR Y RESOLVER SOBRE LA CONTRATACIÓN DE UN CRÉDITO CON BANESCO, BANCO UNIVERSAL HASTA POR LA CANTIDAD DE VEINTITRÉS MIL MILLONES DE BOLÍVARES CON 00/100 (Bs. 23.000.000.000,00)

Presidió la reunión el Sr. **LUIS EMILIO VELUTINI**, quien declaró la Junta Directiva válidamente constituida a efectos de deliberar y decidir sobre los puntos contenidos en el Orden del Día, a saber:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, procedió a dar lectura al Acta de Junta Directiva de la empresa celebrada en fecha diecinueve (19) de Julio de 2.005, la cual fue convocada y celebrada en la sede de la compañía ubicada en el Piso 8, Edificio El Samán, Urbanización El Rosal, Caracas, a las 3:00 p.m.

Seguidamente, fue sometida a la consideración de la Junta Directiva, la cual fue aprobada por unanimidad de los presentes, acordándose su trascripción en el Libro de Actas correspondiente.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA.

El Presidente de la compañía, Sr. **LUIS EMILIO VELUTINI**, informó que de acuerdo al plan de negocios de la compañía, para la apertura de centros comerciales en Latinoamérica, se estaba trabajando en el diseño de la estructura legal y fiscal la cual será presentada en forma definitiva a la Junta Directiva próximamente.

Igualmente, el Sr. **LUIS EMILIO VELUTINI,** refirió que el Plan de Negocios consistía en:

- Actualizar el valor patrimonial de INVACA que es la empresa donde se concentran las inversiones del Grupo en Centros Comerciales.
- Realizar una estructura que permita invertir en países del Mercado Andino y otros países vecinos.
- En principio, conformar un portafolio de inversiones en Colombia, Perú y Panamá, los cuales permitan representar un ROE (Return on Equity) de entre un 9% y un 15% anualizado.
- **INVACA** se comprometería a aportar de su patrimonio a este vehículo hasta **SEIS MILLONES QUINIENTOS MIL DOLARES DE LOS ESTADOS UNIDOS DE AMERICA (US$ 6.500.000,00)** como capital inicial y se invitaría a inversionistas locales e internacionales a participar de este crecimiento.
- Una vez consolidada las inversiones, se realiza IPO internacional.

Igualmente, el Sr. **LUIS EMILIO VELUTINI**, informó sobre la oferta preliminar que se hiciera al Grupo Editorial El Tiempo para la adquisición del Centro Comercial Atlantis, ubicado en la ciudad de Bogotá, Colombia, bajo el siguiente esquema:

1. US$ 6.500.000,00 – 100% del patrimonio pagando US$ 1.000.000 una vez terminado la Due Dililgencie; y el saldo, US$ 5.500.000,00 en un plazo de cuatro (4) años a la tasa DTF.
2. El Centro Comercial Atlantis requiere una inversión de US$ 5.500.000,00 para y refinanciamiento el pago deuda Banco Colombia y CAPEX.

Igualmente, el Sr. **LUIS EMILIO VELUTINI**, se refirió a las alternativas de negocios de centros comerciales tanto en las ciudades de Lima, Perú, como en Panamá.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado y, en consecuencia, acordaron autorizar, suficientemente, a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, gestionen y suscriban todos los documentos públicos o privados necesarios, relacionados con la implementación y puesta en marcha del Plan de

Negocios, así como todos los documentos requeridos para las alternativas de negocios a nivel internacional.

El Sr. **LUIS EMILIO VELUTINI**, informó que se continuará con el proceso de comercialización de alquiler y venta de buena parte de los Activos No Medulares, entre los que caben destacar la venta de la Torre Alcatel, la cual se estima en la cantidad de **DIECISEIS MIL MILLONES DE BOLIVARES (Bs. 16.000.000.000,00).**

Asimismo, se refirió al acuerdo con la empresa constructora FERTEC, representada por el Ingeniero Enrique Nevett, a través del cual el F.V.I. aportará a esta sociedad la parcela de terreno distinguida con la letra y número M-16 de la Urbanización La Lagunita y FERTEC se obliga a entregarle a F.V.I. el 19% de los metros cuadrados vendibles o comerciables construidos.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado y en consecuencia, acordaron autorizar, suficientemente, a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, gestionen y suscriban todos los documentos públicos o privados que sean requeridos para llevar a cabo el acuerdo con la empresa constructora FERTEC.

<u>EL HATILLO-LA LAGUNITA</u>

Se hizo una presentación sobre los avances de la obra del Centro Comercial Paseo El Hatillo La Lagunita y se informó sobre el status de las negociaciones de arrendamiento de los locales y la posible fecha de apertura, estimándose para la segunda semana de Noviembre 2005.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, autorizando a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, gestionen y suscriban todos los documentos públicos o privados que sean requeridos para llevar para apertura del Centro Comercial.

<u>CUARTO</u>: ANALISIS DEL MOVIMIENTO DE LA DEUDA DE LA COMPAÑÍA.

El Sr. **LUIS EMILIO VELUTINI**, informó sobre los resultados consolidados del primer semestre del año 2005, manifestando que la ocupación de las oficinas es de un 94% y de comercio de un 100%. La venta de los activos no medulares es de Bs. 65.000.000.000,00 y el flujo libre de operaciones es de Bs. 4.500.000.000 vs. 1.500.000.000,00 proyectados.

Igualmente manifestó que la deuda consolidada ha disminuido en términos de dólares, aun cuando se ha incorporado el nuevo endeudamiento para el Centro Comercial Paseo El Hatillo La Lagunita.

Referente al financiamiento del Centro Comercial Paseo El Hatillo La Lagunita, se acordó:

I. **FVI** asume la deuda de Bs. 23.000.000.000,00 del Fideicomiso de Inversión Paseo El Hatillo, a través de un crédito de Banesco a FVI, con un plazo de tres (3) años con garantía de metros cuadrados de propiedades de LOPCO DE VENEZUELA, C.A.

II. La empresa **LAGUNITA MALL C.A.**, solicita un crédito a Banesco u otro Banco, hasta por la cantidad de Bs. 38.000.000.000,00 con garantía hipotecaria del centro comercial.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia acordaron autorizar, suficientemente, a los señores **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, suscriban todos los documentos públicos o privados que sean requeridos para la realización de las operaciones aprobadas en este punto.

QUINTO: INFORME SOBRE LA SITUACION DEL PAGO DE DIVIDENDOS A LOS ACCIONISTAS.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, explicó que el pago de los dividendos decretados en la Asamblea General Ordinaria de Accionista de F.V.I., celebrada fecha 07 de octubre de 2003 y debidamente aprobados por la Comisión Nacional de Valores, habían sido repartidos en dólares a los tenedores de ADR'S en el Bank of New York, así como en bolívares a través del Agente de Traspaso, Banco Venezolano de Crédito.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad

con lo planteado, autorizando suficientemente a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, suscriban los documentos públicos o privados requeridos para el pago de dividendos a los accionistas.

<u>SEXTO</u>: PROPUESTA PARA LA EJECCION DEL PLAN DE OPCIONES DE ACCIONES PARA EL PERSONAL, GERENTES, EJECUTIVOS, DIRECTORES Y ASESORES DE LA EMPRESA.

El Presidente, Sr. **LUIS EMILIO VELUTINI URBINA**, explicó la propuesta del Plan de Opciones de Compra de Acciones para el personal, gerentes, ejecutivos, directores, asesores y empleados directos e indirectos del **FVI,** con el objeto de darle participación minoritaria en la empresa que le signifique un sentido de pertenencia, así como un ahorro a mediano plazo, bajo las siguientes condiciones:

1) Constituir un fideicomiso donde se aporte hasta la cantidad de 1.315.789 ADR'S o acciones del FVI.
2) Darle en venta al personal, gerentes, ejecutivos, directores, asesores, empleados directos o indirectos y relacionados de la empresa a un valor de Bs. 7.500 por ADR o Bs. 50,00 por acción, aproximadamente, a través de un financiamiento bancario a cada uno de los empleados que, no podrá ser mayor al 15% de sus ingresos anuales, los cuales serán pagaderos en un plazo de cinco (5) años, en las condiciones que acuerdo dicho Banco.
3) Las acciones no podrán ser vendidas sin autorización expresa de la Junta Directiva, durante el período de cinco (5) años, contados a partir de la fecha de adquisición de las mismas.
4) La garantía serán las mismas acciones y el **FVI** será co-garante.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado y en consecuencia, acordaron autorizar, suficientemente, a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, gestionen y suscriban todos los documentos públicos o privados, relacionados con la implementación del plan de opciones de acciones para el personal, gerentes, ejecutivos, directores y asesores de la empresa.

<u>SEPTIMO</u>: INFORME SOBRE LA VENTA DE LA TORRE ALCATEL (EDIFICIO PARQUE CARIBE).

El Presidente, Sr. **LUIS EMILIO VELUTINI URBINA**, informó sobre los adelantos de la negociación que se realizan para la venta de la Torre Alcatel (Edificio Parque Caribe), con Seguros Altamira. El precio de esta venta se estima en la cantidad de **DIECISEIS MIL QUINIENTOS MILLONES DE BOLIVARES (Bs. 16.500.000.000,00).**

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado y en consecuencia, acordaron autorizar a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, gestionen y suscriban todos los documentos públicos o privados, relacionados con la negociación de venta de la Torre Alcatel (Edificio Parque Caribe).

OCTAVO: VARIOS

a) **INFORME PRESENTADO ACERCA DE LA AUTORIZACIÓN PARA NEGOCIAR LA ADQUISICION DE UNOS PISOS DE LA TORRE SUR DE LA ELECTRICIDAD DE CARACAS.**

El Presidente, Sr. **LUIS EMILIO VELUTINI**, informó a la Junta Directiva la conveniencia de adquirir los inmuebles constituidos por las unidades vendibles a que se contraen las oficinas ubicadas en los niveles **PISO TRES, PISO CUATRO** y **PISO CINCO** del **EDIFICIO** o **TORRE SUR** del **CENTRO EMPRESARIAL DE CARACAS** propiedad de **LA ELECTRICIDAD DE CARACAS**, por un monto aproximado de **NUEVE MIL SETECIENTOS CATORCE MILLONES DE BOLÍVARES (Bs. 9.714.000.000,00)**, todo ello bajo la estructura de un Back to Back con el Banco Nacional de Crédito.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, gestionen y suscriban cualquier documento público o privado, protocolos y actas relacionadas a la adquisición de los referidos inmuebles, opciones de venta, arrendamientos, líneas de crédito, préstamos, pagares y cualquier otro instrumento cambiario, así como para recibir cantidades de dinero, emitir recibos y cancelaciones y otorgar finiquitos, constituir y liberar de hipotecas, prendas o anticresis, así como cualquier otra garantía, daciones en pago o para

representar a la empresa en cualquier otro acto relacionado a la enajenación de los inmuebles arriba descritos.

b) CONSIDERAR Y RESOLVER ACERCA DE LA AUTORIZACION PARA SOLICITAR UN CRÉDITO CON EL BANCO MERCANTIL PARA DESARROLLOS EXTRADOS

Los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA** informaron a la Junta Directiva que era conveniente a los negocios e intereses de la compañía, estar suficientemente autorizada para gestionar y formalizar operaciones crediticias con el **BANCO MERCANTIL** para la empresa **DESARROLLOS EXTRADOS**.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos gestionar y formalizar las operaciones crediticias necesarias con el **BANCO MERCANTIL**, para la empresa **DESARROLLOS EXTRADOS**, hasta por la cantidad de **SESENTA Y UN MIL MILLONES DE BOLIVARES CON 00/100 CENTIMOS (Bs. 61.000.000.000.00)**, bajo la figura que consideren más conveniente, el cual será pagado en el plazo de CINCO (5) AÑOS, contados a partir de la fecha de liquidación del referido préstamo de la siguiente manera: a) Un (1) año de gracia para el pago de capital; b) el capital será cancelado trimestralmente a partir del quinto (5o.) trimestre vencido y una cuota Ballom del cuarenta por ciento (40%), al vencimiento del plazo de pago del referido préstamo; la tasa será 92% tasa de Interés Activa promedio ponderada publicada por le BCV cancelados trimestralmente.

c) CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA OTORGAR GARANTIA A FAVOR DE BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL.

Los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA** informaron a la Junta Directiva que en virtud del préstamo otorgado por el **BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL** hasta por la cantidad de **SEIS MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 6.000.000.000,00)**, era necesario garantizar el mismo con inmuebles propiedad

del **F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A.**, o de su filial **LOPCO DE VENEZUELA, C.A.**

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, constituyan hipoteca sobre los siguientes inmuebles al **BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL**, a los fines de garantizar el préstamo que hasta por la cantidad de **SEIS MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 6.000.000.000,00)** otorgará al **F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A.**, bien en forma directa o de su filial **LOPCO DE VENEZUELA, C.A.**, a saber: 1) **TORRE PARQUE CARIBE:** a) Unidad LPB-1: b) Unidad LPB-2; c) Unidad OPB-2; d) Unidad Uno A (1-A); e) Unidad Uno D (1-D); f) Unidad Dos D (2-D); g) Unidad Dos F (2-F); h) Unidad Cuatro F (4-F); i) Unidad Cinco A (5-A); j) Unidad Cinco B (5-B); k) Unidad Cinco C (5-C); l) Unidad Cinco D (5-D); m) Unidad Cinco E (5-E); n) Unidad Cinco F (5-F); o) Unidad Seis A (6-A); p) Unidad Seis B (6-B); q) Unidad Seis C (6-C); r) Unidad Seis D (6-D); s) Unidad Seis E (6-E); t) Unidad Seis F (6-F); u) Unidad Pent House A (PH-A); v) Unidad Pent House B (PH-B); **2) TORRE PROVINCIAL**: a) Oficina No. 51, Torre A; b) Oficina No. 102, Torre B; c) Oficina No. 103, Torre B; **3) TORRE PARQUE AVILA**: a) Oficina 9-A; b) Oficina 10-A; c) Oficina 11-A; c) Oficina 12-A; d) 13-A; e) Oficina 14-A; f) Oficina 15-A; g) Oficina 16-A; h) Oficina 18-A; i) Oficina 10-B; j) Oficina 11-B; k) Oficina 12-B; l) Oficina 13-B; m) Oficina 14-B; n) Oficina 16-B; o) 17-B.

Igualmente se informó que **C.A. INMUEBLES Y VALORES CARACAS**, acordó constituir garantía hipotecaria a favor de **F.V.I. Fondo de Valores Inmobiliarios, S.A.CA.** sobre inmuebles de su propiedad, constituidos por los apartamentos que forman parte del Conjunto Residencial denominado **"BOSQUE RESIDENCIAL MIRAVILA"**, edificio construido sobre dos parcelas de terreno identificadas como Parcela Residencial PR-1 y Parcela Residencial PR-2, en el Plano General del parcelamiento "Los Hornitos", Municipio Baruta del Estado Miranda: a) un apartamento distinguido con la letra y número C-202, ubicado en la Torre C, del edificio "Gaviota Menor"; b) un apartamento distinguido con la

letra y número C-302, ubicado en la Torre C, del edificio "Gaviota Menor"; c) un apartamento distinguido con la letra y número F-101, ubicado en la Torre F, del edificio "Gaviota Mayor"; d) un apartamento distinguido con la letra y número F-102, ubicado en la Torre F, del edificio "Gaviota Mayor", y; e) un apartamento distinguido con la letra y número H-PB1, ubicado en la Torre H, del edificio "Gaviota Mayor".

De igual manera se acordó expresamente que, en caso de ser necesario, los Directores quedan facultados para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar todas las garantías que consideren necesarias la institución financiera a efectos de avalar el cumplimiento de las obligaciones que se contraerán en virtud del referido préstamo.

d) **CONSIDERAR Y RESOLVER SOBRE LA EMISIÓN DE OBLIGACIONES NOMINATIVAS, HASTA POR LA CANTIDAD DE VEINTE MIL MILLONES DE BOLÍVARES CON 00/100 CENTIMOS (Bs. 20.000.000.000,00).**

El Presidente, Sr. **LUIS EMILIO VELUTINI,** recordó a los asistentes que la Asamblea General Extraordinaria de Accionistas celebrada en fecha 12 de Noviembre de 2004, autorizó la emisión de cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de **SETENTA Y CINCO MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CERO CENTIMOS (US$ 75.000.000,00),** o su equivalente en Bolívares, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.

De acuerdo con el mandato recibido de dicha Asamblea de Accionistas, el Sr. **LUIS EMILIO VELUTINI** propuso que esta Junta Directiva acordara realizar la emisión de hasta **VEINTE MIL MILLONES DE BOLÍVARES CON 00/100 CENTIMOS (Bs. 20.000.000.000,00)** de Obligaciones garantizadas al Portador, emitidos por la empresa.

El Sr. **LUIS EMILIO VELUTINI,** continuó con su exposición e indicó que se hacía necesario establecer los términos y condiciones de esta emisión de obligaciones garantizadas al Portador, de la siguiente manera:

a) **Características:** Obligaciones Nominativas no convertibles en Acciones. Estas Obligaciones estarán parcialmente garantizadas con Hipotecas, hasta por la cantidad de **TREINTA Y DOS MIL SETECIENTOS SESENTA Y SEIS MILLONES DE BOLÍVARES SIN CÉNTIMOS (Bs. 32.766.000.000,oo).**

b) **Monto:** La cantidad de **VEINTE MIL MILLONES DE BOLIVARES 00/100 CENTIMOS (Bs. 20.000.000.000,00),** a un plazo de tres (3) años, contados a partir de la fecha de emisión de cada serie, con pago de capital al vencimiento.

c) **Sustitución de la Garantía: F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** se reserva el derecho de reemplazar, a su discreción, la garantía establecida.

d) **Precio de Colocación**: El precio de la colocación se hará a descuento.

e) **Destino de los fondos**: Los fondos provenientes de la emisión de las obligaciones nominativas serán utilizados para contribuir a la adaptación del perfil de vencimiento de pasivos, así como la disminución de costos financieros.

f) **Rendimiento**: La tasa de interés y/o rendimiento efectivo que devengará el título será equivalente a un 77,50%, de la Tasa Activa de Mercado (TAM).

g) **Rescates Extraordinarios:** FVI, Fondo de Valores Inmobiliarios, S.A.C.A. se reserva el derecho de redimir total o parcialmente, a partir del final del primer año de la fecha de emisión de la serie, y en la fecha de pago de los cupones, la serie emitida de manera total o parcial.

h) **Inscripción en la Bolsa de Valores de Caracas**: Las respectivas emisiones de obligaciones podrán ser inscritas en la Bolsa de Valores de Caracas.

i) **Representante Común Provisional de los Obligacionistas:** Se designa a **FONDO COMÚN BANCO UNIVERSAL, C.A.** como agente que se encargará de revisar y fijar la tasa de rendimiento trimestral del período correspondiente en función de la Tasa Activa de Mercado vigente para el día de la fijación.

Finalmente, el Sr. **LUIS EMILIO VELUTINI** propuso delegar en cualesquiera dos (2) Miembros de la Junta Directiva actuando conjuntamente las facultades de fijar las fechas de las emisiones y los términos particulares de las garantías, así como monto, plazo y rendimiento de cada una de las series que se emitan, cualesquiera otros elementos que resulten procedentes y para suscribir cualquier documento

público o privado que fuere necesario para llevar a cabo los fines de la presente autorización.

Seguidamente, los Miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a dos (2) cualesquiera de los miembros de la Junta Directiva, para que conjuntamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos de concretar la emisión de Obligaciones garantizadas al Portador, en los términos y condiciones antes señalados; quedando expresamente entendido que de utilizarse la totalidad del monto autorizado a emitir mediante esta Junta Directiva, de hasta por la cantidad de **VEINTE MIL MILLONES DE BOLIVARES CON 00/100 CENTIMOS (Bs. 20.000.000.000,00),** quedaría un cupo autorizado por la Asamblea General Extraordinaria de Accionistas del doce (12) de Noviembre de 2.004, indicada ut-supra.

En caso de ser necesario, los Directores antes indicados quedan suficientemente facultados para que, conjunta o separadamente, gestionen, negocien y suscriban cualquier documento, incluso de renovación de la obligación y ampliación de plazos, así como para cualquier cambio de los términos y condiciones de la emisión de Obligaciones garantizados al Portador aquí autorizada.

e) CONSIDERAR Y RESOLVER SOBRE LA CONTRATACIÓN DE UN CRÉDITO CON BANESCO, BANCO UNIVERSAL HASTA POR LA CANTIDAD DE VEINTITRÉS MIL MILLONES DE BOLÍVARES CON 00/100 (Bs. 23.000.000.000,00)

Pasando a considerar el punto Vario "E" del Orden del Día, el Presidente manifestó a los asistentes que a los efectos de documentar el esquema de financiamiento para la construcción del Centro Comercial Paseo El Hatillo La Lagunita, se hacia necesario suscribir un contrato de préstamo con BANESCO hasta por la cantidad de **VEINTITRÉS MIL MILLONES DE BOLÍVARES CON 00/100 (Bs. 23.000.000.000,00)** el cual será garantizado con inmuebles propiedad de la compañía o de su filial **LOPCO DE VENEZUELA, C.A.**

Seguidamente los miembros de la Junta Directiva acordaron autorizar la suscripción de un préstamo con BANESCO hasta por la cantidad de **VEINTITRÉS MIL MILLONES DE BOLÍVARES CON 00/100 (Bs. 23.000.000.000,00)** con

garantía hipotecaria sobre bienes de la compañía o de su filial **LOPCO DE VENEZUELA, C.A.**, autorizando a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, gestionen y suscriban todos los documentos públicos o privados a que hubiere lugar.

f) Con la finalidad de dinamizar las operaciones de la empresa, la Junta autorizó al Presidente Luis Emilio Velutini Urbina y Horacio Velutini Sosa, en su carácter de Director, para que actuando conjunta o separadamente, suscriban los documentos públicos o privados necesarios a efectos de tomar y recibir dinero en préstamo, contratar créditos, comprar bienes inmuebles en nombre de la empresa, arrendar, ceder, enajenar o traspasar a terceros, constituir garantías o liberarlas sobre bienes muebles, acciones y/o inmuebles propiedad de **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, con facultades para fijar términos, plazos, precios y condiciones de pago, así como también para constituir a la compañía en fiadora para garantizar obligaciones de sus empresas filiales y/o relacionadas. Así mismo quedan autorizados los mencionados Directores para suscribir todo tipo de contratos de **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, sus empresas filiales y/o relacionadas.

Para finalizar, la Junta Directiva delegó en cualquiera de los asistentes la facultad de emitir certificaciones del Acta correspondiente de la presente reunión de Junta Directiva. No habiendo más asuntos que tratar, se levantó la reunión. Terminó, se leyó y conformes firman:

LUIS EMILIO VELUTINI	HORACIO VELUTINI SOSA
MASHUD MEZERHANE	PEDRO LOPEZ
LUIS CARLOS SERRA	ALVARO NELSON ORTIZ
CESAR GAMBINO	JUAN ANDRES WALLIS

22/7/05

FONDO VALORES INMOBILIARIOS S.A.C.A.

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

HELD ON JULY TWENTY SECOND (22), 2.0*05*

In the city of Caracas, Venezuela, July twenty second (22), 2.005, Messrs. **LUIS EMILIO VELUTINI**, PRESIDENT, **HORACIO VELUTINI SOSA, MASHUD MEZERHANE,** and **PEDRO LOPEZ**, PRINCIPAL DIRECTORS; **LUIS CARLOS SERRA, ALVAR NELSON ORTIZ** and **CESAR GAMBINO,** ALTERNATE DIRECTORS and **JUAN ANDRES WALLIS,** Secretary to the Board, met at 8:00 a.m., in the offices of the company, located on Venezuela Avenue, El Samán Building, 8thj Floor, El Rosal, Baruta Municipality of the State of Miranda, to hold a meeting of the Board of Directors of the company.

The issues of the Agenda were the following:

FIRST: READING OF THE MINUTES OF THE PREVIOUS BOARD MEETING.

SECOND: REPORT FROM THE PRESIDENT OF THE COMPANY.

THIRD: PRESENTATION ON THE MANAGEMENT'S REPORT

FOURTH: ANALYSIS OF THE DEBT MOVEMENT OF THE COMPANY.

FIFTH: REPORT ON THE STATUS OF THE PAYMENT OF DIVIDENDS TO THE STOCKHOLDERS.

SIXTH: PROPOSAL TO EXECUTE THE STOCK OPTION PLAN FOR THE PERSONNEL, MANAGERS, EXECUTIVES, DIRECTORS AND ADVISORS OF THE COMPANY.

SEVENTH: REPORT ON THE SALE OF THE ALCATEL TOWER (PARQUE CARIBE BUILDING).

EIGHTH: MISCELLANEOUS.

a) REPORT ON THE AUTHORIZATION TO NEGOTIATE THE ACQUISITION OF FLOORS OF THE SOUTH TOWER OF THE ELECTRICIDAD DE CARACAS.

b) TO CONSIDER AND DECIDE ON THE AUTHORIZATION TO APPLY FOR A LOAN WITH BANCO MERCANTIL FOR TOLON.

c) TO CONSIDER AND DECIDE ON THE AUTHORIZATION TO GRANT SECURITY TO THE BENEFIT OF BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL.

d) TO CONSIDER AND DECIDE ON THE ISSUANCE OF REGISTERED SECURITIES, FOR AN AMOUNT OF TWENTY THOUSAND MILLION BOLIVARS (Bs. 20.000.000.000,00).

e) TO CONSIDER AND DECIDE ON THE UNDERTAKING OF A LOAN WITH BANESCO, BANCO UNIVERSAL FOR TWENTY THREE THOUSAND MILLION BOLIVARS (Bs. 23.000.000.000,00)

The meeting was presided by Mr. **LUIS EMILIO VELUTINI**, who declared that the Board was legitimately held in order to consider and decide on the issues of the Agenda, as follows:

FIRST: READING OF THE MINUTES OF THE PREVIOUS BOARD MEETING.

The President, Mr. **LUIS EMILIO VELUTINI**, read out loud the Minutes of the Meeting of the Board of Directors of the company held on July nineteenth (19th.) 2.005, which was called and held at the offices of the company located on the 8th Floor of the El Saman Building, El Rosal, Caracas, at 3:00 p.m.

Then it was submitted to the consideration of the Meeting, and unanimously approved by those present, agreeing to its insertion in the corresponding Minutes Book.

SECOND: REPORT FROM THE PRESIDENT OF THE COMPANY.

The President of the company Mr. **LUIS EMILIO VELUTINI**, informed that according to the business plan of the company, for the opening of shopping malls in Latin America, the company had been working on the legal and tax structure to be finally presented to the Board soon.

Mr. **LUIS EMILIO VELUTINI,** also referred that the business plan consisted on:

- Updating the equity value of INVACA, company that concentrates the investments of the Group in the Shopping Mall sector.
- To set up a structure to allow investments in countries of the Andean Market and other neighboring countries.

- To form an investment portfolio in Colombia, Peru and Panama, to allow a Return on Equity (ROE) between 9% and 15% annually.
- **INVACA** would commit to the contribution of its equity to this medium for an amount of **SIX MILLION FIVE HUNDRED THOUSAND AMERICAN DOLLARS (US$ 6,500,000.00)** as initial capital and local and international investors would be invited to participate in its development.
- Once the investments have been consolidated, an international IPO is performed.

Mr. **LUIS EMILIO VELUTINI**, informed on the preliminary offer made to the Grupo Editorial El Tiempo for the acquisition of the Centro Comercial Atlantis, located in Bogotá, Colombia, under the following conditions:

1. US$ 6.500.000,00 – 100% of the equity to be pad as follows: US$ 1.000.000 after the conclusion of the Due Diligence; and the balance, US$ 5.500.000,00 in four (4) years at the DIF rate.
2. The Centro Comercial Atlantis requires an investment of US$ 5.500.000,00 and refinancing for the payment of credit to Banco Colombia and CAPEX.

Mr. **LUIS EMILIO VELUTINI**, also referred to the business alternatives for shopping malls in the cities of Lima, Peru and Panama.

Then the member of the Board after careful consideration of the matter at hand stated their conformity therewith and thus agreed to authorize **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to manage and sign all documents, private or public, as may be necessary in connection with the implementation and application of the Business Plan, as well as all documentation required for the implementation of all international business alternatives.

Mr. **LUIS EMILIO VELUTINI**, informed that the lease and selling commercialization process of an important part of the Non Core Assets will continue, including the Alcatel Tower, with an estimated value of **SIXTEEN THOUSAND MILLION BOLIVARS (Bs. 16.000.000.000,00).**

Likewise, he referred to the agreement with the building company FERTEC, represented by Enrique Nevett, through which F.V.I. will contribute to the

partnership the plot of land identified as M-16 of La Lagunita. FERTEC undertakes to deliver to F.V.I. 19% of square meters to be sold or commercialize.

The members of the Board, after careful consideration of the matter at hand stated their conformity therewith and thus authorized **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to handle and sign all public or private documentation required to execute the agreement with FERTEC.

EL HATILLO-LA LAGUNITA

A presentation was made on the advances of construction of the Centro Comercial Paseo El Hatillo La Lagunita and it was informed on the status of the lease negotiations of lease of retail spaces and the possible opening date, which is expected to be for November 2005.

The members of the Board, after careful consideration of the matter at hand, stated their conformity therewith, authorizing **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to handle and sign all public or private documentation required o proceeded with the opening of the Shopping Mall.

FOURTH: ANALYSIS OF THE DEBT MOVEMENT OF THE COMPANY.

LUIS EMILIO VELUTINI, informed about the consolidated results for the first semester of the year 2005, stating that the occupation of office spaces is of 94% and retail spaces is of 100%. The sale of the non-core assets is of Bs. 65.000.000.000,00 and the free flow of operations is of Bs. 4.500.000.000 vs. 1.500.000.000,00 as projected.

Likewise he stated that the consolidated debt has also diminished, as its denominated in US dollars, even though the new indebtedness for the Centro Comercial Paseo El Hatillo La Lagunita has been added.

Concerning the financing of Centro Comercial Paseo El Hatillo La Lagunita, it was agreed:

I. **FVI** undertakes a debt of Bs. 23.000.000.000,00 from the Investment Trust of Paseo El Hatillo, through a loan from Banesco to FVI, for a term of three (3) years, with certain number of square meters owned by LOPCO DE VENEZUELA, C.A. as collateral

II. **LAGUNITA MALL C.A.,** requests a loan from Banesco or any other bank, for an amount of up to Bs. 38.000.000.000,00 guaranteed and secured by a mortgage on the shopping mall.

The members of the Board, after careful consideration of the matter at hand, stated their conformity therewith, authorizing **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to handle and sign all public or private documentation required to execute the transactions indicated in this item.

FIFTH: REPORT ON THE STATUS OF THE PAYMENT OF DIVIDENDS TO THE STOCKHOLDERS.

Mr. **LUIS EMILIO VELUTINI**, explained that the payment of the dividends as agreed by the Annual General Stockholders Meeting of F.V.I., of October 07, 2003, approved by the National Securities Commission, had been paid in dollars to the ADR'S holders with Bank of New York, as well as in Bolivars through the Transfer Agent, Banco Venezolano de Crédito.

The members of the Board, after careful consideration of the matter at hand, stated their conformity therewith, authorizing **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to handle and sign all public or private documentation required for the payment of dividends to stockholders.

SIXTH: PROPOSAL TO EXECUTE THE STOCK OPTION PLAN FOR THE PERSONNEL, MANAGERS, EXECUTIVES, DIRECTORS AND ADVISORS OF THE COMPANY.

The President, Mr. **LUIS EMILIO VELUTINI URBINA**, explained the Stock Option Plan proposal for personnel, managers, executives, directors, advisors and direct and indirect employees of **FVI,** in order to provide minority participation in the company which would translate into a sense of belonging, as well as a medium term savings plan, under the following conditions:

1) To form a trust where the amount of 1.315.789 ADR'S or shares of FVI shall be deposited.
2) To sell the personnel, managers, executives, directors, advisors and direct and indirect employees, or in any way related with the company the ADR and shares at Bs. 7.500 per ADR or Bs. 50,00 per share, approximately, by a bank financing to each employee, that would not be greater than 15% of

their annual income, to be paid in a term of five (5) years, under the conditions stated by the Bank.

3) The shares cannot be sold without express authorization from the Board of Directors, during such period of five (5) years, as of the date of their acquisition.
4) The same shares shall be collateral and FVI shall act as co-surety.

The members of the Board, after careful consideration of the matter at hand, stated their conformity therewith, authorizing **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to handle and sign all public or private documentation in connection with the implementation of the Stock Option Plan for personnel, managers, executive, directors and advisors to the company.

SEVENTH: REPORT ON THE SALE OF THE ALCATEL TOWER (PARQUE CARIBE BUILDING).

The President, Mr. **LUIS EMILIO VELUTINI URBINA**, informed on the advances of the negotiations for the sale of the Alcatel Tower (Parque Caribe Building) with Seguros Altamira. The price for this sale is estimated to be of **SIXTEEN THOUSAND FIVE HUNDRED MILLION BOLIVARS (Bs. 16.500.000.000,00).**

The members of the Board, after careful consideration of the matter at hand, stated their conformity therewith, authorizing **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to handle and sign all public or private documentation in connection with the sale negotiations of the Alcatel Tower (Parque Caribe Building).

EIGHTH: MISCELLANEOUS

a) REPORT ON THE AUTHORIZATION TO NEGOTIATE THE ACQUISITION OF CERTAIN NUMBER OF FLOORS OF THE SOUTH TOWER OF THE ELECTRICIDAD DE CARACAS.

The President, Mr. **LUIS EMILIO VELUTINI**, informed the Board of Directors that it was convenient to acquire certain property or units for office space on the **THIRD, FOURTH AND FIFTH FLOORS** of the **SOUTH TOWER** or **BUILDING** of the **CENTRO EMPRESARIAL DE CARACAS** owned by **LA ELECTRICIDAD DE CARACAS**, for an approximate amount of **NINE THOUSAND SEVEN HUNDRED FOURTEEN MILLION BOLIVARS (Bs. 9.714.000.000,00)**, under a Back to Back scheme with Banco Nacional de Crédito.

The members of the Board, after careful consideration of the matter at hand, stated their conformity therewith, authorizing **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to handle and sign all public or private documentation, protocols and records related to the acquisition of the aforementioned property , purchase option, lease agreements, lines of credit, loans , Promissory Notes, and any other trade instrument , as well as to receive amounts of money , issue receipts and cancellations, grant releases, to form and release mortgages, pledges or antichresis, as well as any other guarantee, payment in kind or to represent the company in any other act related to the transfer of the aforementioned property.

b) <u>TO CONSIDER AND DECIDE ON THE AUTHORIZATION TO REQUEST A LOAN WITH BANCO MERCANTIL FOR DESARROLLOS EXTRADOS</u>

Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA** informed the Board that it was convenient for the business and interests of the company to be sufficiently authorized to apply and formalize credit transactions with **BANCO MERCANTIL** for the company **DESARROLLOS EXTRADOS**.

The members of the Board, after careful consideration of the matter at hand, stated their conformity therewith, authorizing **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to perform all action necessary and to sign all the documentation required to apply and formalize credit transactions with **BANCO MERCANTIL**, as may be necessary for **DESARROLLOS EXTRADOS**, for an amount of up to **SIXTY ONE THOUSAND MILLION BOLIVARS (Bs. 61.000.000.000.00)**, under the terms that may be considered convenient, to be paid in a term of FIVE (5) YEARS, as of the date of disbursement of such loan, as follows: a) One (1) year of grace period for the payment of principal; b) principal shall be paid quarterly after the fifth (5th) quarter and a Ballom installment of forty per cent (40%) at the end of the term for the payment of such loan; the interest rate shall be equal to 92% of the average Loan Interest as published by the Venezuela Central Bank each quarter.

c) <u>TO CONSIDER AND DECIDE ON THE AUTHORIZATION TO GRANT GUARANTEE IN FAVOR OF BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL.</u>

Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA** informed the Board that due to the loan granted by **BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL** for **SIX THOUSAND MILLION BOLIVARS (Bs. 6.000.000.000,00)**, it had become necessary to secure the same with property owned by **F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A.,** or its affiliate company **LOPCO DE VENEZUELA, C.A.**

The members of the Board, after careful consideration of the matter at hand, stated their conformity therewith, authorizing **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to form a mortgage on the following property to the benefit of **BANCO DE VENEZUELA, S.A. BANCO UNIVERSAL**, in order to secure a loan for an amount of up to **SIX THOUSAND MILLION BOLIVARS (Bs. 6.000.000.000,00)** that it will grant to **F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A.**, whether directly or owned by **LOPCO DE VENEZUELA, C.A.,** as follows: 1) **PARQUE CARIBE TOWER:** a) Unit LPB-1: b) Unit LPB-2; c) Unit OPB-2; d) Unit One A (1-A); e) Unit One D (1-D); f) Unit Two D (2-D); g) Unit Two F (2-F); h) Unit Four F (4-F); i) Unit Five A (5-A); j) Unit Five B (5-B); k) Unit Five C (5-C); l) Unit Five D (5-D); m) Unit Five E (5-E); n) Unit Five F (5-F); o) Unit Six A (6-A); p) Unit Six B (6-B); q) Unit Six C (6-C); r) Unit Six D (6-D); s) Unit Six E (6-E); t) Unit Six F (6-F); u) Unit Pent House A (PH-A); v) Unit Pent House B (PH-B); **2) TORRE PROVINCIAL**: a) Office No. 51, Tower A; b) Office No. 102, Tower B; c) Office No. 103, Tower B; **3) TORRE PARQUE AVILA**: a) Office 9-A; b) Office 10-A; c) Office 11-A; c) Office 12-A; d) 13-A; e) Office 14-A; f) Office 15-A; g) Office 16-A; h) Office 18-A; i) Office 10-B; j) Office 11-B; k) Office 12-B; l) Office 13-B; m) Office 14-B; n) Office 16-B; o) 17-B.

Likewise it was informed that **C.A. INMUEBLES Y VALORES CARACAS**, agreed to form a mortgage guarantee in favor of **F.V.I. Fondo de Valores Inmobiliarios, S.A.CA.** on apartments of the Residential Buildings **"BOSQUE RESIDENCIAL MIRAVILA",** of its property, built on two plots of land identified as Residential lots PR-1 and PR-2, of the General Plan of the "Los Hornitos" development, Baruta Municipality, of the State of Aragua identified as follows: a) apartment C-202, Tower C, "Gaviota Menor" building; b) apartment C-302, Tower C, "Gaviota Menor" Building; c) apartment F-101, Tower F, "Gaviota Mayor"

building; d) apartment F-102, Tower F, "Gaviota Mayor" building, and; e) apartment H-PB1, Tower H, "Gaviota Mayor" building.

Likewise it was expressly agreed that if necessary, the Directors are hereby empowered to sign any document of renovation of the obligation, extension of the term and to grant the guarantees and collateral that may be required by the corresponding bank in order to secure such loan.

d) **TO CONSIDER AND DECIDE ON THE ISSUANCE OF REGISTERED OBLIGATIONS FOR AN AMOUNT OF UP TO TWENTY THOUSAND MILLION BOLIVARS (Bs. 20.000.000.000,00).**

The President, Mr. **LUIS EMILIO VELUTINI,** reminded those present that the General Extraordinary Stockholders Meeting held on November 12, 2004, authorized the issuance of any type of obligations, convertible securities, bonds, commercial papers, derivatives r participation titles or certificates for **SEVENTY FIVE MILLION AMERICAN DOLLARS (US$ 75,000,000.00)**, Or its equivalent in Bolivars, in the terms and conditions as approved by the Board of Directors of the company, and according to the provisions of the Capital Markets Law.

According to such mandate, Mr. **LUIS EMILIO VELUTINI** proposed to this Board the authorization to issue an amount of **TWENTY THOUSAND MILLION BOLIVARS (Bs. 20.000.000.000,00)** in Secured Obligations of the Bearer , issued by the company.

Mr. **LUIS EMILIO VELUTINI,** continued by indicating that it was necessary to determine the terms and conditions of this issue of secured obligations to the Bearer, as follows:

a) **Characteristics:** Registered obligations non-convertible into shares. These obligations shall be partially secured by Mortgages, for an amount of **THIRTY TWO THOUSAND SEVEN HUNDRED SIXTY SIX MILLION BOLIVARS (Bs. 32.766.000.000,oo).**

b) **Amount:** The amount of **TWENTY THOUSAND MILLION BOLIVARS (Bs. 20.000.000.000,00),** in a term of three (3) years, as of the issuance date of each series, with payment of principal at maturity.

c) **Replacement of Collateral**: **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** reserves the right to replace, at its discretion, the guarantee as established.

d) **Price of Placement**: The price of placement shall be done ay discount.

e) **Destination of Funds**: The funds from the issuance of the registered obligations shall be used to the contribution to the adaptation of the liability maturity profile, as well as to the reduction of financial costs.

f) **Yield**: The actual interest or yield rate of the title shall be 77,50%, of the Market Loan Rate (MLR).

g) **Extraordinary Recalls:** FVI, Fondo de Valores Inmobiliarios, S.A.C.A. reserves the right to recall all or in part, at the end of the first year as of the date of the issuance of the series, and on the date of payment of the coupons, all or part of the issues series.

h) **Registration with the Caracas Stock Exchange**: The obligations shall be registered with the Caracas Stock Exchange.

i) **Temporary Common Representative of the Bearers**: **FONDO COMÚN BANCO UNIVERSAL, C.A.** is hereby appointed as the agent in charge of the review and setting of the quarterly yield rate for the corresponding period of the Market Loan Rate in force on such date.

Mr. **LUIS EMILIO VELUTINI** proposed to delegate on any two (2) members of the Board of Directors, acting jointly, the powers to establish the dates of the issuance and the particulars of the guarantees, as well as, term and yield of each series issued, as well as any other element that may be applicable, and to sign any public or private document as may be necessary for the purpose of this authorization.

The members of the Board after careful consideration of the matter at hand stated their conformity therewith and thus authorized any two (2) members of the Board, acting jointly, perform and sign all documentation required to proceed with the issuance of the Obligations issued to the Bearer, in the above terms and conditions; being expressly understood that if the full amount authorized, of up to **TWENTY THOUSAND MILLION BOLIVARS (Bs. 20.000.000.000,00)**, a limited amount left authorized by the General Extraordinary Stockholders Meeting held on November twelfth (12th), 2004 as indicated above.

If necessary, the above Directors are hereby authorized, acting jointly or separately, to manage, negotiate and sign any document, including for the renovation of the obligation, extension of the term and conditions of the issuance of the Obligations guaranteed to the Bearer, as indicated herein.

e) TO CONSIDER AND DECIDE ON THE UNDERTAKING OF A LOAN WITH BANESCO, BANCO UNIVERSAL FOR TWENTY THREE THOUSAND MILLION BOLIVARS (Bs. 23.000.000.000,00)

When considering item "E" of the Agenda, the President stated to those present that the financing scheme for the construction of the Centro Comercial Paseo El Hatillo La Lagunita, required a loan with **BANESCO** for an amount of **TWENTY THREE THOUSAND MILLION BOLIVARS (Bs. 23.000.000.000,00)** to be guaranteed with real property owned by the company or **LOPCO DE VENEZUELA, C.A.**

Then the Board, agreed to authorize the application and signing of a loan with **BANESCO** for **TWENTY THREE THOUSAND MILLION BOLIVARS (Bs. 23.000.000.000,00)** secured by mortgage on real property of the company or **LOPCO DE VENEZUELA, C.A.**, this authorizing Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to manage and sign any public or private document as may be needed.

In order to improve the business of the company, the Board authorized its President Luis Emilio Velutini Urbina and Horacio Velutini Sosa, Director, acting jointly or separately, to sign any public or private documents necessary t take and receive money from loans, enter into credit, purchase real estate property under the name of the company, lease, assign, transfer or convey third parties, form guarantees and to release them on chattel property, shares and/or real estate properties owned by **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, with powers to set terms, prices, time, prices and conditions, as well as to make the company surety to secure obligations of affiliate and/or related companies. They are also authorized to enter into any type of agreement in the name of **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, and its affiliate and/or related companies.

To conclude, the Board delegated and authorized any of those present to issue any certification of the corresponding Minutes of this Meeting. Having no further matter to discuss, the Meeting was adjourned. Having the proceedings concluded, the record and minutes were read, and all those present in conformity sign:

LUIS EMILIO VELUTINI	HORACIO VELUTINI SOSA
MASHUD MEZERHANE	PEDRO LOPEZ
LUIS CARLOS SERRA	ALVAR NELSON ORTIZ
CESAR GAMBINO	JUAN ANDRES WALLIS

ACTA DE JUNTA DIRECTIVA DE LA EMPRESA

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

CELEBRADA EN FECHA CUATRO (04) DE OCTUBRE DE 2.005

En la ciudad de Caracas, Venezuela, el día cuatro (04) de Octubre de 2.005, se reunieron a las 8:30 a.m., en la sede social de la empresa ubicadas en la Avenida Venezuela, Edificio El Samán, Piso 8, El Rosal, jurisdicción del Municipio Chacao del Estado Miranda, para llevar a cabo una reunión de Junta Directiva de la compañía, los señores: **LUIS EMILIO VELUTINI**, en su carácter de PRESIDENTE, **HORACIO VELUTINI SOSA, LUIS DELGADO LUGO, MASHUD MEZERHANE, CARLOS ACOSTA** y **PEDRO LOPEZ**, en su carácter de DIRECTORES PRINCIPALES; los Sres. **LUIS CARLOS SERRA** y **CESAR GAMBINO,** en su carácter de DIRECTORES SUPLENTES y **JUAN ANDRES WALLIS,** en su carácter de Secretario de la Junta Directiva.

Los Puntos del Orden del Día objeto de la reunión fueron los siguientes:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA.

TERCERO: PRESENTACIÓN DE LOS RESULTADOS OPERATIVOS AL TERCER TRIMESTRE DE 2005.

CUARTO: SITUACIÓN STOCK OPTION .

QUINTO: SITUACIÓN PROYECTO GALIPAN

SEXTO: ACTIVOS NO MEDULARES DE LA EMPRESA

SEPTIMO: VARIOS.

a) **CONSIDERAR Y RESOLVER SOBRE LA EMISIÓN DE OBLIGACIONES GARANTIZADAS AL PORTADOR, HASTA POR LA CANTIDAD DE SESENTA MIL MILLONES DE BOLÍVARES CON 00/100 CENTIMOS (Bs. 60.000.000.000,00).**

b) **CONSIDERAR Y RESOLVER SOBRE LA EMISIÓN DE OBLIGACIONES NOMINATIVAS, HASTA POR LA CANTIDAD DE TRECE MIL**

MILLONES DE BOLÍVARES CON 00/100 CENTIMOS (Bs. 13.000.000.000,00).

Presidió la reunión el Sr. **LUIS EMILIO VELUTINI**, quien declaró la Junta Directiva válidamente constituida a efectos de deliberar y decidir sobre los puntos contenidos en el Orden del Día, a saber:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, procedió a dar lectura al Acta de Junta Directiva de la empresa celebrada en fecha veintidós (22) de Julio de 2.005, la cual fue convocada y celebrada en la sede de la compañía ubicada en el Piso 8, Edificio El Samán, Urbanización El Rosal, Caracas, a las 8:00 a.m.

El Director Pedro López solicitó se hicieran unas modificaciones al acta y la aprobación de la misma quedaría para la próxima reunión de Junta Directiva.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA

El Presidente, Sr. **LUIS EMILIO VELUTINI**, procedió a informar a la Junta Directiva sobre los adelantos de las obras del proyecto Paseo El Hatillo La Lagunita. De igual manera, manifestó que para la próxima apertura del Centro Comercial la empresa ha invertido la cantidad de Veintitrés mil millones de Bolívares (Bs. 23.000.000.000,00) y se está en proceso de suscribir un préstamo por la cantidad de TREINTA Y OCHO MIL MILLONES DE BOLÍVARES (Bs. 38.000.000.000,00) a ser contratado por la empresa LAGUNITA MALL C.A. con lo cual se permitirá la culminación de las obras, y la inauguración prevista para la tercera semana de noviembre 2005.

Igualmente, el Sr. **LUIS EMILIO VELUTINI**, informó a la Junta Directiva que se han completado todos los trámites requeridos para el otorgamiento de las licencias de Casinos y Licores a la empresa I.T.C., y que estamos a la espera de que las autoridades administrativas de cada asunto otorgue formalmente las mismas.

TERCERO: PRESENTACIÓN DE LOS RESULTADOS OPERATIVOS AL TERCER TRIMESTRE DE 2005.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, procedió a informar a la Junta Directiva sobre los resultados operativos del Tercer Trimestre de 2005, donde se compararon los resultados operativos trimestrales hasta el 30 septiembre de 2005 vs. presupuesto anual, reflejando los resultados por encima de lo previsto, en especial, en lo que respecta a la ocupación que alcanza el 97% en oficinas. Igualmente, se revisaron las ventas de activos no medulares así como la posición de los activos inmobiliarios comerciales.

CUARTO: **SITUACIÓN STOCK OPTION**.

El Presidente, Sr. **LUIS EMILIO VELUTINI URBINA**, explicó la situación en la cual se encuentra el Plan de Opciones de Compra por parte de los empleados, ejecutivos, directores y relacionados de la empresa, el cual fue aprobado en la Asamblea Extraordinaria de Accionistas celebrada el 10 de abril de 2005 y en la Junta Directiva del 22 de Julio de 2005, y manifestó que se están adelantando conversaciones con la banca para obtener un crédito que permita a los empleados, ejecutivos, directores y empresas relacionadas a participar de este programa de ahorro, la cual tendrá las siguientes características:

a) Se financiará este Plan de Opción de Compra de ADR's a través de créditos individuales, hasta por un máximo del 15% de sus ingresos anuales.

b) Tasa de interés competitiva.

c) Plazo de tres (3) años.

d) GARANTÍA: ADR's en Fideicomiso que será administrado por una institución financiera.

De inmediato, siendo sometido a la consideración de la Junta este punto, fue aprobado por unanimidad la implementación de este plan y autorizó a los señores **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente acuerden los términos y condiciones para la implementación del mencionado plan de opciones a los empleados, directores y empresas relacionadas para la implementación del referido plan, quedando suficientemente

autorizados para gestionar y/o suscribir todos los documentos públicos o privados que estimen necesarios ante las entidades públicas y privadas, nacionales o extranjeras, a fin de garantizar la concreción del plan de la manera más óptima, en cumplimiento del mandato otorgado por la Asamblea de Accionistas de la empresa celebrada el 10 de abril de 2005 y en la Junta Directiva del 22 de Julio de 2005; quedando suficientemente autorizados para fijar las condiciones que consideren convenientes en cada caso

QUINTO: SITUACIÓN PROYECTO GALIPAN

El Presidente, Sr. **LUIS EMILIO VELUTINI URBINA**, informó a la Junta Directiva que la obra del Terreno Galipán se había paralizado, producto de la solicitud de la Alcaldía de Chacao de realizar un estudio de impacto ambiental. Este estudio generó un retraso de tres (3) meses tiempo que duró la finalización del mismo, lo que permitió que se reactivara la obra de nuevo.

Seguidamente, se analizaron los números y el estimado de los ingresos producto de las ventas realizadas y por realizar, así como, se analizó el costo de construcción que implicaba para la empresa. Se propuso continuar con la construcción de la obra a través de la empresa Constructora Sambil, así como el alquiler y venta de los espacios de oficina bajo responsabilidad de FVI.

Una vez debatido suficientemente el punto sometido a su consideración la Junta Directiva manifestó su conformidad con lo planteado, y en consecuencia, autorizaron suficientemente a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA,** para que conjunta o separadamente, suscriban todos los documentos públicos o privados, opciones de compra venta, documentos de venta y preventa de los espacios a ser construidos en dicho inmueble, facultándolos extensivamente, para fijar las condiciones que consideren convenientes en cada negociación, y otorguen las garantías que sean necesarias, tales como fianzas, hipotecas sobre el propio inmueble antes identificado, o cualquier otra que sea requerida.

SEXTO: ACTIVOS NO MEDULARES DE LA EMPRESA

El Presidente, Sr. **LUIS EMILIO VELUTINI URBINA**, informó a la Junta Directiva sobre la situación de los activos no medulares de la empresa, analizando uno por uno cada caso específico. Estos activos no medulares alcanzan la cifra total de US$ 20.000.000,00, para lo cual, se solicitó autorización para continuar con el proceso de comercialización, venta, alquiler y asociaciones estratégicas que permitan sacar mayor y mejor provecho de la liquidación de estos activos.

Una vez debatido suficientemente el punto sometido a su consideración la Junta Directiva manifestó su conformidad con lo planteado, y en consecuencia, autorizaron suficientemente a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA,** para que conjunta o separadamente, para firmar los documentos públicos o privados requeridos con el proceso de comercialización, venta, alquiler y asociaciones estratégicas que permitan sacar mayor provecho de estos activos.

SEPTIMO: **VARIOS**:

a) CONSIDERAR Y RESOLVER SOBRE LA EMISIÓN DE OBLIGACIONES GARANTIZADAS AL PORTADOR, HASTA POR LA CANTIDAD DE SESENTA MIL MILLONES DE BOLÍVARES CON 00/100 CENTIMOS (Bs. 60.000.000.000,00).

El Presidente, Sr. **LUIS EMILIO VELUTINI,** recordó a los asistentes que la Asamblea General Extraordinaria de Accionistas celebrada en fecha 12 de Noviembre de 2004, autorizó la emisión de cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de **SETENTA Y CINCO MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CERO CENTIMOS (US$ 75.000.000,00),** o su equivalente en Bolívares, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.

De acuerdo con el mandato recibido de dicha Asamblea de Accionistas, el Sr. **LUIS EMILIO VELUTINI** propuso que esta Junta Directiva acordara realizar la emisión

FONDO VALORES
INMOBILIARIOS S.A.C.A.

de hasta **SESENTA MIL MILLONES DE BOLÍVARES CON 00/100 CENTIMOS (Bs. 60.000.000.000,00)** de Obligaciones garantizadas al Portador, emitidos por la empresa.

El Sr. **LUIS EMILIO VELUTINI,** continuó con su exposición e indicó que se hacía necesario establecer los términos y condiciones de esta emisión de obligaciones garantizadas al Portador, de la siguiente manera:

a) **Características:** Obligaciones parcialmente garantizadas, no convertibles en Acciones y emitidas al Portador. Estas Obligaciones estarán parcialmente garantizadas con Cartas de Crédito emitidas por un Banco de primera línea, hasta por la cantidad de **OCHO MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON 00/100 CENTIMOS (US$ 8.000.000,00).**

b) **Monto:** La cantidad de **SESENTA MIL MILLONES DE BOLIVARES 00/100 CENTIMOS (Bs. 60.000.000.000,00),** a un plazo de cinco (5) años, contados a partir de la fecha de emisión de la serie, con pago de capital al vencimiento.

c) **Sustitución de la Garantía: F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** se reserva el derecho de reemplazar, a su discreción, la carta de crédito de una emisión, por una fianza bancaria en Bolívares, emitida por un Banco o Institución Financiera venezolana, hasta por el saldo de capital de la emisión que se está garantizando.

d) **Destino de los fondos:** Los fondos provenientes de la emisión de las obligaciones garantizadas al Portador serán utilizados para contribuir a la adaptación del perfil de vencimiento de pasivos, así como la disminución de costos financieros.

e) **Rescates Extraordinarios:** FVI, Fondo de Valores Inmobiliarios, S.A.C.A. se reserva el derecho de redimir total o parcialmente la serie emitida, a partir del final del primer año de la fecha de emisión y en la fecha de pago de los cupones

f) **Inscripción en la Bolsa de Valores de Caracas:** Las respectivas emisiones de obligaciones podrán ser inscritas en la Bolsa de Valores de Caracas.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

g) **Representante Común Provisional de los Obligacionistas:** Se designa a **BANESCO BANCO UNIVERSAL, C.A.** como Representante Común Provisional de los Obligacionistas, percibiendo una remuneración de hasta la cantidad de **SEIS MILLONES DE BOLIVARES CON 00/100 CENTIMOS (BS. 6.000.000,00)** mensuales. Esta designación no es de carácter exclusivo.

Finalmente, el Sr. **LUIS EMILIO VELUTINI** propuso delegar en cualesquiera dos (2) Miembros de la Junta Directiva actuando conjuntamente las facultades de fijar las fechas de las emisiones y los términos particulares de las garantías, así como monto, plazo y rendimiento de la serie que se emita, cualesquiera otros elementos que resulten procedentes y para suscribir cualquier documento público o privado que fuere necesario para llevar a cabo los fines de la presente autorización.

Seguidamente, los Miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a dos (2) cualesquiera de los miembros de la Junta Directiva, para que conjuntamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos de concretar la emisión de Obligaciones garantizadas al Portador, en los términos y condiciones antes señalados; quedando expresamente entendido que de utilizarse la totalidad del monto autorizado a emitir mediante esta Junta Directiva, de hasta por la cantidad de SESENTA MIL MILLONES DE BOLIVARES CON 00/100 CENTIMOS (Bs. 60.000.000.000,00), quedaría un cupo autorizado por la Asamblea General Extraordinaria de Accionistas del doce (12) de Noviembre de 2.004, indicada ut-supra.

En caso de ser necesario, los Directores antes indicados quedan suficientemente facultados para que, conjunta o separadamente, gestionen, negocien y suscriban cualquier documento, incluso de renovación de la obligación y ampliación de plazos, así como para cualquier cambio de los términos y condiciones de la emisión de Obligaciones garantizados al Portador aquí autorizada.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

b) **CONSIDERAR Y RESOLVER SOBRE LA EMISIÓN DE OBLIGACIONES NOMINATIVAS, HASTA POR LA CANTIDAD DE SIETE MIL MILLONES DE BOLÍVARES CON 00/100 CENTIMOS (Bs. 7.000.000.000,00).**

El Presidente, Sr. **LUIS EMILIO VELUTINI,** recordó a los asistentes que la Asamblea General Extraordinaria de Accionistas celebrada en fecha 12 de Noviembre de 2004, autorizó la emisión de cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de **SETENTA Y CINCO MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CERO CENTIMOS (US$ 75.000.000,00)**, o su equivalente en Bolívares, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.

De acuerdo con el mandato recibido de dicha Asamblea de Accionistas, el Sr. **LUIS EMILIO VELUTINI** propuso que esta Junta Directiva acordara realizar la emisión de hasta **SIETE MIL MILLONES DE BOLÍVARES CON 00/100 CENTIMOS (Bs. 7.000.000.000,00)** de Obligaciones garantizadas al Tenedor Legítimo, emitidos por la empresa.

El Sr. **LUIS EMILIO VELUTINI,** continuó con su exposición e indicó que se hacía necesario establecer los términos y condiciones de esta emisión de obligaciones garantizadas al Tenedor Legítimo, de la siguiente manera:

h) **Características:** Obligaciones Nominativas. Estas Obligaciones estarán totalmente garantizadas con Hipotecas, hasta por la cantidad de **DIEZ MIL QUINIENTOS VEINTE Y UN MILLONES CUATROCIENTOS SESENTA Y UN MIL DOSCIENTOS OCHENTA BOLIVARES SIN CÉNTIMOS (Bs. 10.521.461.280,oo).**

i) **Monto:** La cantidad de **SIETE MIL MILLONES DE BOLIVARES 00/100 CENTIMOS (Bs. 7.000.000.000,00),** a un plazo de tres (3) años, contados a partir de la fecha de emisión de cada serie, con pago de capital al vencimiento.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

j) **<u>Sustitución de la Garantía</u>: F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** se reserva el derecho de reemplazar, a su discreción, la garantía establecida, previa autorización del Tenedor Legítimo.

k) **<u>Precio de Colocación</u>**: El precio de la colocación se hará a descuento.

l) **<u>Destino de los fondos</u>**: Los fondos provenientes de la emisión de las obligaciones nominativas serán utilizados para contribuir a la adaptación del perfil de vencimiento de pasivos, así como la disminución de costos financieros.

m) **<u>Rendimiento</u>**: La tasa de interés y/o rendimiento efectivo que devengará el título será equivalente a un porcentaje de la Tasa Activa de Mercado (TAM), vigente al momento de la emisión.

n) **<u>Rescates Extraordinarios:</u>** FVI, Fondo de Valores Inmobiliarios, S.A.C.A. se reserva el derecho de redimir total o parcialmente la serie emitida, a partir del final del primer año de la fecha de emisión y en la fecha de pago de los cupones.

o) Se designa a **CENTRAL BANCO UNIVERSAL, C.A.** como agente que se encargará de revisar y fijar la tasa de rendimiento trimestral del período correspondiente en función de la Tasa Activa de Mercado (TAM) vigente para el día de la fijación.

Finalmente, el Sr. **LUIS EMILIO VELUTINI** propuso delegar en el ciudadano **HORACIO VELUTINI SOSA** la facultad de fijar la fecha de la emisión y los términos particulares de la garantía, así como monto, plazo y rendimiento de la serie que se emita, cualesquiera otros elementos que resulten procedentes y para suscribir cualquier documento público o privado que fuere necesario para llevar a cabo los fines de la presente autorización.

Seguidamente, los Miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron al Director **HORACIO VELUTINI SOSA,** antes identificado, miembro de la Junta Directiva, para que realice todos los trámites necesarios y suscriba los documentos

FONDO VALORES
INMOBILIARIOS S.A.C.A.

requeridos a efectos de concretar la emisión de Obligaciones garantizada al Tenedor Legítimo, en los términos y condiciones antes señalados; quedando expresamente entendido que de utilizarse la totalidad del monto autorizado a emitir mediante esta Junta Directiva, de hasta por la cantidad de **SIETE MIL MILLONES DE BOLIVARES CON 00/100 CENTIMOS (Bs. 7.000.000.000,00)**, quedaría un cupo autorizado por la Asamblea General Extraordinaria de Accionistas del doce (12) de Noviembre de 2.004, indicada ut-supra.

En caso de ser necesario, el Director antes indicado queda suficientemente facultado para que, gestione, negocie y suscriba cualquier documento, incluso de renovación de la obligación y ampliación de plazos, así como para cualquier cambio de los términos y condiciones de la emisión de Obligaciones garantizados al Tenedor Legítimo aquí autorizada.

Para finalizar, la Junta Directiva delegó en cualquiera de los asistentes la facultad de emitir certificaciones del Acta correspondiente de la presente reunión de Junta Directiva. No habiendo más asuntos que tratar, se levantó la reunión. Terminó, se leyó y conformes firman:

LUIS EMILIO VELUTINI

HORACIO VELUTINI SOSA

LUIS DELGADO LUGO

MASHUD MEZERHANE

CARLOS ACOSTA

PEDRO LOPEZ

LUIS CARLOS SERRA

CESAR GAMBINO

JUAN ANDRES WALLIS

FONDO VALORES
INMOBILIARIOS S.A.C.A.

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

HELD ON OCTOBER FOURTH (04TH), 2.0*05*

In the city of Caracas, Venezuela, on October fourth (04), 2.005, Messrs. **LUIS EMILIO VELUTINI**, PRESIDENT, **HORACIO VELUTINI SOSA, LUIS DELGADO LUGO, MASHUD MEZERHANE, CARLOS ACOSTA** and **PEDRO LOPEZ**, PRINCIPAL DIRECTORS; **LUIS CARLOS SERRA** and **CESAR GAMBINO,** ALTERNATE DIRECTORS and **JUAN ANDRES WALLIS,** Secretary of the Board of Directors met at 8:30 a.m., at the offices of the company located on Venezuela Avenue, El Saman Building, 8th Floor, El Rosal, Chacao Municipality, State of Miranda, to hold a Meeting of the Board of Directors of the company.

The items of the Agenda for the Meeting were:

FIRST: READING OF THE MINUTES OF THE PREVIOUS MEETING.

SECOND: REPORT FROM THE PRESIDENT OF THE COMPANY.

THIRD: PRESENTATION ON THE OPERATIVE RESULTS OF THE THIRD QUARTER OF 2005.

FOURTH: STOCK OPTION STATUS.

FIFTH: GALIPAN PROJECT STATUS

SIXTH: NON-CORE ASSETS OF THE COMPANY

SEVENTH: MISCELLANEOUS.

a) **TO CONSIDER AND DECIDE ON THE ISSUE OF GUARANTEED OBLIGATIONS TO THE BEARER, FOR SIXTY THOUSAND MILLION BOLIVARS (Bs. 60.000.000.000,00).**

b) **TO CONSIDER AND DECIDE ON THE ISSUE OF REGISTERED OBLIGATIONS, FOR THIRTEEN THOUSAND MILLION BOLIVARS (Bs. 13.000.000.000,00).**

FONDO VALORES INMOBILIARIOS S.A.C.A.

Mr. **LUIS EMILIO VELUTINI**, presided over the Meeting and declared it legitimately constituted to consider and decide on the issues and items of the Agenda:

FIRST: READING OF THE MINUTES OF THE PREVIOUS MEETING.

LUIS EMILIO VELUTINI, President read out loud the Minutes of the Meeting of the Board of Directors of the company held on July twenty two (22), 2005, called and held at the offices of the company located on the 8th Floor, El Saman Building, El Rosal, Caracas, at 8:00 a.m.

Pedro Lopez, Director of the company, requested that certain amendments be made and inserted to the Minutes, and thus its approval would be considered at the next Board Meeting.

SECOND: REPORT FROM THE PRESIDENT OF THE COMPANY

Mr. **LUIS EMILIO VELUTINI**, President of the company, informed to the Board on the advances of construction of the Paseo El Hatillo La Lagunita project.

Likewise, he notified that for the opening of the shopping mall the company has invested Twenty Three Thousand Million Bolivars (Bs. 23.000.000.000,00) and is in the process of signing a loan for an amount of THIRTY EIGHT THOUSAND MILLION BOLIVARS (Bs. 38.000.000.000,00) to be taken by LAGUNITA MALL C.A., to allow the conclusion of construction, and the inauguration which is expected to take place on the third week of November 2005.

Mr. **LUIS EMILIO VELUTINI**, also informed the Board that all measures required for the granting of the Casino and Liquor licenses to I.T.C., have been taken, and that we are expecting from the competent government authorities on each matter to grant the corresponding licenses.

THIRD: PRESENTATION ON THE OPERATIVE RESULTS DURING THE THIRD QUARTER OF 2005.

Mr. **LUIS EMILIO VELUTINI**, President of the company informed to the Board about the operative results from the third quarter of 2005. The operative results for September 2005 were compared against the annual budget, indicating results

above projections, specially regarding occupation, which reached 97% for office spaces. Likewise, non-core asset sales were reviewed as well as the status retail real property assets.

FOURTH: **STOCK OPTION STATUS**.

Mr. **LUIS EMILIO VELUTINI URBINA**, President of the company explained the situation of the application of the Stock Option Plan for employees, executives, directors and individuals related to the company, as approved by the General Extraordinary Stockholders Meeting held on April 10, 205 and the Meeting of the Board of Directors held on July 22, 2005, and stated that conversations are underway with certain banks to obtain a loan which would allow employees, executives, directors and individuals related to the company to participate in this savings plan, under the following terms:

a) The Stock Option Plan on ADR's shall be financed by individual loans, for a maximum of 15% of their annual income.

b) Competitive interest ra tes.

c) Term of three (3) years.

d) GUARANTEE: ADR's in Trust to be managed by the bank.

Having submitted this item to the consideration of the Board, the implementation of this plan was unanimously approved, and thus the Board authorized **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to convene on the terms and conditions for the implementation of the aforementioned stock option plan for employees, directors and related individuals, being sufficiently authorized to handle and/or sign any public or private document as necessary before any public or private entity, foreign or domestic, in order to secure the most effective execution of the plan, in compliance with the mandate of the Stockholders Meeting of the company held on April 10, 2005 and the Meeting of the Board of Directors of July 22, 2005; being sufficiently authorized to set the conditions that they may consider convenient in each case.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

<u>FIFTH</u>: <u>GALIPAN PROJECT STATUS</u>

Mr. **LUIS EMILIO VELUTINI URBINA**, President of the company, informed the Board that the construction of the Galipán Project had stopped, due to the request from the Chacao Mayoralty to perform an environmental impact study. This study caused a delay of three (3) months while such study was completed, after which the construction resumed.

Then the numbers were analyzed as well as the estimated sales income, both past and future, and the construction cost for the company. It was proposed to continue on with construction through Constructora Sambil, as well as the lease and sale of office spaces by FVI.

After careful consideration of the issue at hand, the Board stated its conformity therewith, and thus authorized **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to enter and sign any public or private document, purchase option agreements, sale and presale documents of the spaces to be built in such property, with extensive powers to set terms and conditions in each negotiation and to grant guarantees as may be necessary, such as surety, mortgages on the same property or any other, as may be required.

<u>SIXTH</u>: <u>NON-CORE ASSETS OF THE COMPANY</u>.

Mr. **LUIS EMILIO VELUTINI URBINA**, President of the company, informed the Board of Directors of the status of the non-core assets of the company, each case in detail. These non-core assets represent a total amount of US$ 20.000.000,00, for which, it was required to continue with the commercialization, sale, lease and strategic partnership process to allow the greatest advantage from the liquidation of these assets.

After careful consideration of the matter at hand, the Board stated its conformity therewith, and thus authorized **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA,** acting jointly or separately, to sign any public or private document required for the commercialization, sale, lease and strategic partnership

process to allow to take the greatest advantage from the liquidation of these assets.

SEVENTH: **MISCELLANEOUS**:

a) TO CONSIDER AND DECIDE ABOUT THE ISSUE OF GUARANTEED OBLIGATIONS TO THE BEARER, FOR SIXTY THOUSAND MILLION BOLIVARS (Bs. 60.000.000.000,00).

The President, Mr. **LUIS EMILIO VELUTINI,** reminded those present that the General Extraordinary Stockholders Meeting held on November 12, 2004, authorized the issuance of any type of obligations, convertible securities, bonds, commercial papers, derivatives, participation titles or certificates for **SEVENTY FIVE MILLION AMERICAN DOLLARS (US$ 75,000,000.00)**, or its equivalent in Bolivars, in the terms and conditions as approved by the Board of Directors of the company, and according to the provisions of the Capital Market Law.

According to such mandate, Mr. **LUIS EMILIO VELUTINI** proposed to this Board the authorization to issue an amount of **SIXTY THOUSAND MILLION BOLIVARS (Bs. 60.000.000.000,00)** in Secured Obligations to the Bearer, issued by the company.

Mr. **LUIS EMILIO VELUTINI,** continued by indicating that it was necessary to determine the terms and conditions of this issue of secured obligations to the Bearer, as follows:

a) **Characteristics:** partially guaranteed obligations non-convertible into shares and issued to the Bearer. These obligations shall be partially secured by Letters of Credit issued by a first rate Bank, for **EIGHT MILLION AMERICAN DOLLARS (US$. 8,000,000.00).**

b) **Amount**: The amount of **SIXTY THOUSAND MILLION BOLIVARS (Bs. 60.000.000.000,00),** in a term of five (5) years, as of the issuance date of each series, with payment of principal at maturity.

c) **Replacement of Collateral:** **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** reserves the right to replace, at its discretion,

the letter of credit of an issue, for bank surety in Bolivars, issued by a Venezuelan Bank or Financial Institution, for the balance of the principal of the issue to be guaranteed .

d) **Destination of Funds**: The funds from the issuance of the registered obligations shall be used to the contribution to the adaptation of the liability maturity profile, as well as to the reduction of financial costs.

e) **Extraordinary Recalls:** FVI, Fondo de Valores Inmobiliarios, S.A.C.A. reserves the right to recall all or in part, at the end of the first year as of the date of the issuance of the series, and on the date of payment of the coupons, all or part of the issued series.

f) **Registration with the Caracas Stock Exchange**: The obligations shall be registered with the Caracas Stock Exchange.

g) **Temporary Common Representative of the Bearers: BANESCO BANCO UNIVERSAL, C.A.** is hereby appointed as the Temporary Common Representative of the obligation holders, earning a monthly remuneration of **SIX MILLION BOLIVARS (Bs. 6.000.000,00)**. This appointment is non-exclusive.

Mr. **LUIS EMILIO VELUTINI** proposed to delegate on any two (2) members of the Board of Directors, acting jointly, the powers to establish the dates of the issuance and the particulars of the guarantees, as well as, term and yield of each series issued, and any other applicable element, and to sign any public or private document as may be necessary for the purpose of this authorization.

The members of the Board after careful consideration of the matter at hand stated their conformity therewith and thus authorized any two (2) members of the Board, acting jointly, to perform and sign all documentation required to proceed with the issuance of the Obligations issued to the Bearer, in the above terms and conditions; being expressly understood that if the full amount authorized, of **SIXTY THOUSAND MILLION BOLIVARS (Bs. 60.000.000.000,00),** a small amount would be left from the amount authorized by the General Extraordinary Stockholders Meeting held on November twelfth (12th), 2004 as indicated above.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

If necessary, the above Directors are hereby authorized, acting jointly or separately, to manage, negotiate and sign any document, including for the renovation of the obligation, extension of the term and conditions of the issuance of the Obligations guaranteed to the Bearer, as indicated herein.

b) **TO CONSIDER AND DECIDE ON THE ISSUE OF REGISTERED OBLIGATIONS, FOR THIRTEEN THOUSAND MILLION BOLIVARS (Bs. 13.000.000.000,00).**

The President, Mr. **LUIS EMILIO VELUTINI,** reminded those present that the General Extraordinary Stockholders Meeting held on November 12, 2004, authorized the issuance of any type of obligations, convertible securities, bonds, commercial papers, derivatives, participation titles or certificates for **SEVENTY FIVE MILLION AMERICAN DOLLARS (US$ 75,000,000.00)**, or its equivalent in Bolivars, in the terms and conditions as approved by the Board of Directors of the company, and according to the provisions of the Capital Markets Law.

According to such mandate, Mr. **LUIS EMILIO VELUTINI** proposed to this Board the authorization to issue an amount of **THIRTEEN THOUSAND MILLION BOLIVARS (Bs. 13.000.000.000,00)** in Secured Obligations to the legitimate Bearer, issued by the company.

Mr. **LUIS EMILIO VELUTINI,** continued by indicating that it was necessary to determine the terms and conditions of this issue of secured obligations to the Bearer, as follows:

a) **Characteristics:** Registered Obligations. These obligations shall be fully guaranteed by mortgages for up to **TEN THOUSAND FIVE HUNDRED TWENTY ONE MILLION FOUR HUNDRED SIXTY ONE THOUSAND TWO HUNDRED EIGHTY BOLIVARS (Bs. 10.251.461.280,00).**

b) **Amount:** The amount of **THIRTEEN THOUSAND MILLION BOLIVARS (Bs. 13.000.000.000,00),** in a term of three (3) years, as of the issuance date of each series, with payment of principal at maturity.

c) **Replacement of Collateral: F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** reserves the right to replace, at its discretion,

the aforementioned guarantee, with previous authorization from the Legitimate Bearer.

d) Placement Price: The price of Placement shall be at discount

e) Destination of Funds: The funds from the issuance of the registered obligations shall be contributed to the adaptation of the liability maturity profile, as well as to the reduction of financial costs.

f) Yield: The interest and/or yield rate for such titles shall be equal to a percentage of the Market Loan Rate (TAM) in force at the time of issue

g) Extraordinary Recalls: FVI, Fondo de Valores Inmobiliarios, S.A.C.A. reserves the right to recall all or in part, at the end of the first year as of the date of the issuance of the series, and on the date of payment of the coupons.

h) BANCO CARONI, C.A. BANCO UNIVERSAL, C.A. is hereby appointed as agent in charge of the review and setting of the quarterly year rate of the corresponding term based on the Market Loan Rate in force on such date.

Mr. **LUIS EMILIO VELUTINI** proposed to delegate on **HORACIO VELUTINI SOSA** the powers to establish the dates of the issuance and the particulars of the guarantees, as well as, term and yield of each series issued, as well as any other element that may be applicable, and to sign any public or private document as may be necessary for the purpose of this authorization.

The members of the Board after careful consideration of the matter at hand stated their conformity therewith and thus authorized **HORACIO VELUTINI SOSA,** above identified and member of the Board, to perform and sign all documentation required to proceed with the issuance of the Obligations issued to the Bearer, in the above terms and conditions; being expressly understood that if the full amount authorized, of **THIRTEEN THOUSAND MILLION BOLIVARS (Bs. 13.000.000.000,00),** a limited amount would be left from the amount authorized by the General Extraordinary Stockholders Meeting held on November twelfth (12th), 2004 as indicated above.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

If necessary, the above Directors are hereby authorized, acting jointly or separately, to manage, negotiate and sign any document, including for the renovation of the obligation, extension of the term and conditions of the issuance of the Obligations guaranteed to the Bearer, as indicated herein.

To conclude, the Board delegated and authorized any of those present to issue any certification of the corresponding Minutes of this Meeting. Having no further matter to discuss, the Meeting was adjourned. Having the proceedings concluded, the record and minutes were read, and all those present in conformity sign:

LUIS EMILIO VELUTINI HORACIO VELUTINI SOSA

LUIS DELGADO LUGO MASHUD MEZERHANE

CARLOS ACOSTA PEDRO LOPEZ

LUIS CARLOS SERRA CESAR GAMBINO

JUAN ANDRES WALLIS

FONDO VALORES
INMOBILIARIOS S.A.C.A.

ACTA DE JUNTA DIRECTIVA DE LA EMPRESA

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

CELEBRADA EN FECHA SIETE (07) DE NOVIEMBRE DE 2.005

En la ciudad de Caracas, Venezuela, el día siete (07) de noviembre de 2005, se reunieron a las 8:30 a.m., en la sede de la empresa ubicada en la Avenida Venezuela, Edificio el Samán, Piso 8, Urbanización El Rosal, Caracas, Venezuela, para llevar a cabo una reunión de Junta Directiva de la compañía, los señores: **LUIS EMILIO VELUTINI**, en su carácter de PRESIDENTE, **HORACIO VELUTINI SOSA** y **LUIS DELGADO LUGO**, en su carácter de DIRECTORES PRINCIPALES; el Sr. **LUIS CARLOS SERRA**, en su carácter de DIRECTOR SUPLENTE y **JUAN ANDRES WALLIS**, en su carácter de Secretario de la Junta Directiva. Se incorporaron igualmente a la reunión vía telefónica, los Sres. **CARLOS ACOSTA** y **PEDRO LOPEZ**, en su carácter de DIRECTORES PRINCIPALES; y el Sr. **CESAR GAMBINO**, en su carácter de DIRECTOR SUPLENTE.

El Punto del Orden del Día objeto de la reunión fue el siguiente:

ÚNICO: Modificar los términos y condiciones de la autorización conferida por la Junta Directiva de la Empresa de fecha cuatro (04) de octubre de 2.005, contenida en el literal a) del punto **SÉPTIMO** del acta correspondiente, referente a la emisión de obligaciones garantizadas al portador, hasta por la cantidad de SESENTA MIL MILLONES DE BOLÍVARES CON 00/100 CÉNTIMOS (Bs. 60.000.000.000,00), para que en lo sucesivo se lea de la siguiente forma:

"a) **CONSIDERAR Y RESOLVER SOBRE LA EMISIÓN DE OBLIGACIONES GARANTIZADAS AL PORTADOR, HASTA POR LA CANTIDAD DE SESENTA MIL MILLONES DE BOLÍVARES CON 00/100 CÉNTIMOS (Bs. 60.000.000.000,00)**.

El Presidente, Sr. **LUIS EMILIO VELUTINI,** recordó a los asistentes que la Asamblea General Extraordinaria de Accionistas celebrada en fecha 12 de Noviembre de 2004, autorizó la emisión de cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de

participación hasta por la cantidad de **SETENTA Y CINCO MILLONES DE DÓLARES DE LOS ESTADOS UNIDOS DE AMÉRICA CON 00/100 CENTAVOS (U.S.$. 75.000.000,00)**, o su equivalente en Bolívares, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.

De acuerdo con el mandato recibido de dicha Asamblea de Accionistas, el Sr. **LUIS EMILIO VELUTINI** propuso que esta Junta Directiva acordara realizar la emisión de hasta **SESENTA MIL MILLONES DE BOLÍVARES CON 00/100 CÉNTIMOS (Bs. 60.000.000.000,00)** de Obligaciones garantizadas al Portador, emitidos por la empresa.

El Sr. **LUIS EMILIO VELUTINI,** continuó con su exposición e indicó que se hacía necesario establecer los términos y condiciones de esta emisión de obligaciones garantizadas al Portador, de la siguiente manera:

a) **Características:** Obligaciones parcialmente garantizadas, no convertibles en Acciones y emitidas al Portador. Estas Obligaciones estarán parcialmente garantizadas con Cartas de Crédito emitidas por un Banco de primera línea, hasta por la cantidad de **OCHO MILLONES TRESCIENTOS SETENTA Y DOS MIL NOVENTA Y TRES DÓLARES DE LOS ESTADOS UNIDOS DE AMÉRICA CON 00/100 CENTAVOS (U.S.$. 8.372.093,00).**

b) **Monto:** La cantidad de **SESENTA MIL MILLONES DE BOLÍVARES 00/100 CÉNTIMOS (Bs. 60.000.000.000,00)**, a un plazo de cinco (5) años, contados a partir de la fecha de emisión de la serie, con pago de capital al vencimiento.

c) **Sustitución de la Garantía: F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** se reserva el derecho de reemplazar, a su discreción, la carta de crédito de una emisión, por una fianza bancaria en Bolívares, emitida por un Banco o Institución Financiera venezolana, hasta por el saldo de capital de la emisión que se está garantizando.

d) **Destino de los fondos**: Los fondos provenientes de la emisión de las obligaciones garantizadas al Portador serán utilizados para contribuir a la adaptación del perfil de vencimiento de pasivos, así como la disminución de costos financieros.

e) **Rescates Extraordinarios:** FVI, Fondo de Valores Inmobiliarios, S.A.C.A. se reserva el derecho de redimir total o parcialmente la serie emitida, a partir del final del primer año de la fecha de emisión y en la fecha de pago de los cupones

f) **Inscripción en la Bolsa de Valores de Caracas**: Las respectivas emisiones de obligaciones podrán ser inscritas en la Bolsa de Valores de Caracas.

g) **Representante Común Provisional de los Obligacionistas**: Se designa a **BANESCO BANCO UNIVERSAL, C.A.** como Representante Común Provisional de los Obligacionistas, percibiendo una remuneración de hasta la cantidad de **SEIS MILLONES DE BOLÍVARES CON 00/100 CÉNTIMOS (BS. 6.000.000,00)** mensuales. Esta designación no es de carácter exclusivo.

Finalmente, el Sr. **LUIS EMILIO VELUTINI** propuso delegar en cualesquiera dos (2) Miembros de la Junta Directiva actuando conjuntamente las facultades de fijar las fechas de las emisiones y los términos particulares de las garantías, así como monto, plazo y rendimiento de la serie que se emita, cualesquiera otros elementos que resulten procedentes y para suscribir cualquier documento público o privado que fuere necesario para llevar a cabo los fines de la presente autorización.

Seguidamente, los Miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a dos (2) cualesquiera de los miembros de la Junta Directiva, para que conjuntamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos de concretar la emisión de Obligaciones garantizadas al Portador, en los términos y condiciones antes señalados; quedando expresamente entendido que de utilizarse la totalidad del monto autorizado a emitir mediante esta Junta Directiva, de hasta por la cantidad de **SESENTA MIL MILLONES DE BOLÍVARES CON 00/100 CÉNTIMOS (Bs. 60.000.000.000,00),** quedaría un cupo autorizado por la Asamblea General Extraordinaria de Accionistas del doce (12) de Noviembre de 2.004, indicada ut-supra.

En caso de ser necesario, los Directores antes indicados quedan suficientemente facultados para que, conjunta o separadamente, gestionen, negocien y suscriban cualquier documento, incluso de renovación de la obligación y ampliación de

plazos, así como para cualquier cambio de los términos y condiciones de la emisión de Obligaciones garantizados al Portador aquí autorizada.

Para finalizar, la Junta Directiva delegó cualesquiera de los asistentes la facultad leyó y conformes firman:

LUIS EMILIO VELUTINI	HORACIO VELUTINI SOSA
LUIS DELGADO LUGO	CARLOS ACOSTA
PEDRO LOPEZ	LUIS CARLOS SERRA
CESAR GAMBINO	JUAN ANDRES WALLIS.

JUAN ANDRES WALLIS
Secretario de la Junta Directiva

7/11/05

15

FONDO VALORES
INMOBILIARIOS S.A.C.A.

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

HELD ON NOVEMBER SEVENTH (7TH), 2005

In the city of Caracas, Venezuela, on November seventh (7th), 2005, Messrs. **LUIS EMILIO VELUTINI**, PRESIDENT, **HORACIO VELUTINI SOSA** and **LUIS DELGADO LUGO**, PRINCIPAL DIRECTORS; Mr. **LUIS CARLOS SERRA**, ALTERNATE DIRECTOR and **JUAN ANDRES WALLIS**, Secretary of the Board of Directors met at 8:30 a.m. in the offices of the company located on Venezuela Avenue, El Saman Building, 8th Floor, El Rosal, Caracas, Venezuela, to hold a Meeting of the Board of Directors of the Company. Messrs. **CARLOS ACOSTA** and **PEDRO LOPEZ**, PRINCIPAL DIRECTORS; and Mr. **CESAR GAMBINO**, ALTERNATE DIRECTOR, participated and attended the meeting over the phone.

The issue of the Agenda to be submitted to the Board of Directors was as follows:

SOLE ITEM: To amend the terms and conditions of the authorization conferred by the Board of Directors of the company on October fourth (4th), 2005, indicated in paragraph a) of the SEVENTH section of the corresponding minutes, regarding the guaranteed obligations to the bearer, for SIXTY THOUSAND MILLION BOLIVARS (Bs. 60.000.000.000,00), which hereinafter shall read as follows:

" a) **TO CONSIDER AND DECIDE ABOUT THE ISSUE OF GUARANTEED OBLIGATIONS TO THE BEARER, FOR SIXTY THOUSAND MILLION BOLIVARS (Bs. 60.000.000.000,00)**.

The President, Mr. **LUIS EMILIO VELUTINI,** reminded those present that the General Extraordinary Stockholders Meeting held on November 12, 2004, authorized the issuance of any type of obligations, convertible securities, bonds, commercial papers, derivatives, participation titles or certificates for **SEVENTY FIVE MILLION AMERICAN DOLLARS (US$ 75,000,000.00)**, or its equivalent in Bolivars, in the terms and conditions as approved by the Board of Directors of the company, and according to the provisions of the Capital Market Law.

According to such mandate, Mr. **LUIS EMILIO VELUTINI** proposed to this Board the authorization to issue an amount of **SIXTY THOUSAND MILLION BOLIVARS (Bs. 60.000.000.000,00)** in Secured Obligations to the Bearer, issued by the company.

Mr. **LUIS EMILIO VELUTINI,** continued by indicating that it was necessary to determine the terms and conditions of this issue of secured obligations to the Bearer, as follows:

a) **Characteristics:** partially guaranteed obligations non-convertible into Shares and issued to the Bearer. These obligations shall be partially secured by Letters of Credit issued by a first rate Bank, for **EIGHT MILLION THREE HUNDRED SEVENTY TWO THOUSAND NINETY THREE AMERICAN DOLLARS (US$. 8,372,093.00).**

b) **Amount :** The amount of **SIXTY THOUSAND MILLION BOLIVARS (Bs. 60.000.000.000,00),** in a term of five (5) years, as of the issuance date of each series, with payment of principal at maturity.

c) **Replacement of Collateral: F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** reserves the right to replace, at its discretion, the letter of credit of an issue, for bank surety in Bolivars, issued by a Venezuelan Bank or Financial Institution, for the balance of the principal of the issue to be guaranteed .

d) **Destination of Funds**: The funds from the issuance of the registered obligations shall be used to the contribution to the adaptation of the liability maturity profile, as well as to the reduction of financial costs.

e) **Extraordinary Recalls:** FVI, Fondo de Valores Inmobiliarios, S.A.C.A. reserves the right to recall the issue all or in part, as of the end of the first year from the date of the issue, and on the date of payment of the coupons.

f) **Registration with the Caracas Stock Exchange**: The obligations shall be registered with the Caracas Stock Exchange.

g) **<u>Temporary Common Representative of the Bearers</u>: BANESCO BANCO UNIVERSAL, C.A.** is hereby appointed as the Temporary Common Representative of the obligation holders, earning a monthly remuneration of **SIX MILLION BOLIVARS (Bs. 6.000.000,00)**. This appointment is non-exclusive.

Mr. **LUIS EMILIO VELUTINI** proposed to delegate on any two (2) members of the Board of Directors, acting jointly, the powers to establish the dates of the issuance and the particulars of the guarantees, as well as, amount, term and yield of each series issued, and any other applicable element, and to sign any public or private document as may be necessary for the purpose of this authorization.

The members of the Board after careful consideration of the matter at hand stated their conformity therewith and thus authorized any two (2) members of the Board, acting jointly, to perform and sign all documentation required to proceed with the issuance of the Obligations guaranteed to the Bearer, in the above terms and conditions; being expressly understood that if the full amount authorized to be issued by this Board of Directors, that is of SIXTY THOUSAND MILLION BOLIVARS (Bs. 60.000.000.000,00), a small amount would be left from the amount authorized by the General Extraordinary Stockholders Meeting held on November twelfth (12th), 2004 as indicated above.

If necessary, the above Directors are hereby authorized, acting jointly or separately, to manage, negotiate and sign any document, including for the renovation of the obligation, extension of the term, as well as any other change to the terms and conditions of the issuance of the Obligations guaranteed to the Bearer, as indicated herein.

To conclude, the Board delegated and authorized any of those present to issue any certification of the corresponding Minutes of this Meeting. Having no further matter to discuss, the Meeting was adjourned. Having the proceedings concluded, the record and minutes were read, and all those present in conformity sign:

LUIS EMILIO VELUTINI HORACIO VELUTINI SOSA

LUIS DELGADO LUGO	CARLOS ACOSTA
PEDRO LOPEZ	LUIS CARLOS SERRA
CESAR GAMBINO	JUAN ANDRES WALLIS.

JUAN ANDRES WALLIS

Secretario de la Junta Directiva

FONDO VALORES
INMOBILIARIOS S.A.C.A.

ACTA DE JUNTA DIRECTIVA DE LA EMPRESA

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

CELEBRADA EN FECHA ONCE (11) DE NOVIEMBRE DE 2.005

En la ciudad de Caracas, Venezuela, el día once (11) de Noviembre de 2.005, se reunieron a las 3:00 p.m., en la sede de la empresa ubicada en la Avenida Venezuela, Edificio el Samán, Piso 8, Urbanización El Rosal, Caracas, Venezuela, para llevar a cabo una reunión de Junta Directiva de la compañía, los señores: **LUIS EMILIO VELUTINI**, en su carácter de PRESIDENTE, **HORACIO VELUTINI SOSA, LUIS DELGADO LUGO** y **PEDRO LOPEZ**, en su carácter de DIRECTORES PRINCIPALES; los Sres. **LUIS CARLOS SERRA** y **ALVAR NELSON ORTIZ**, en su carácter de DIRECTORES SUPLENTES y **JUAN ANDRES WALLIS**, en su carácter de Secretario de la Junta Directiva.

Los Puntos del Orden del Día objeto de la reunión fueron los siguientes:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

SEGUNDO: REVISIÓN DE LOS PUNTOS A SER TRATADOS EN LA ASAMBLEA ORDINARIA DE ACCIONISTAS.

TERCERO: REVISIÓN DE LOS PUNTOS A SER TRATADOS EN LA ASAMBLEA EXTRAORDINARIA DE ACCIONISTAS

CUARTO: VARIOS.

a) **CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UN PRESTAMO CON DEL SUR, C.A. BANCO UNIVERSAL HASTA POR LA CANTIDAD DE NUEVE MIL QUINIENTOS MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 9.500.000.000,00).**

b) **CONSIDERAR Y RESOLVER SOBRE LA INSCRIPCIÓN DE LOS ADR'S CUYO DEPOSITARIO ES EL BANK OF NEW YORK Y CUYO CUSTODIO ES EL BANCO VENEZOLANO DE CRÉDITO, EN LA BOLSA DE VALORES DE CARACAS.**

c) **CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UN PRÉSTAMO CON BANESCO BANCO UNIVERSAL HASTA POR LA CANTIDAD DE DIECIOCHO MIL QUINIENTOS MILLONES DE BOLÍVARES CON CERO CENTIMOS (Bs. 18.500.000.000,00).**

d) **CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UN PRÉSTAMO CON BANCO MERCANTIL, BANCO UNIVERSAL HASTA POR LA CANTIDAD DE NUEVE MIL TRESCIENTOS NOVENTA Y CINCO MILLONES DE BOLÍVARES CON CERO CENTIMOS (Bs. 9.395.000.000,00).**

Presidió la reunión el Sr. **LUIS EMILIO VELUTINI**, quien declaró la Junta Directiva válidamente constituida a efectos de deliberar y decidir sobre los puntos contenidos en el Orden del Día, a saber:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, procedió a dar lectura al Acta de Junta Directiva de la empresa celebrada en fecha siete (07) de Noviembre de 2.005, la cual fue convocada y celebrada en la sede de la compañía ubicada en el Piso 8, Edificio El Samán, Urbanización El Rosal, Caracas, a las 8:30 a.m.

SEGUNDO: REVISIÓN DE LOS PUNTOS A SER TRATADOS EN LA ASAMBLEA ORDINARIA DE ACCIONISTAS.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, informó sobre los puntos que serán tratados en la Asamblea Ordinaria de Accionistas.

TERCERO: REVISIÓN DE LOS PUNTOS A SER TRATADOS EN LA ASAMBLEA EXTRAORDINARIA DE ACCIONISTAS.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, informó sobre los puntos que serán tratados en la Asamblea Extraordinaria de Accionistas.

CUARTO: VARIOS.

a) **CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UN PRESTAMO CON DEL SUR, C.A. BANCO UNIVERSAL**

HASTA POR LA CANTIDAD DE NUEVE MIL QUINIENTOS MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 9.500.000.000,00).

Los Sres. **LUIS EMILIO VELUTINI y HORACIO VELUTINI SOSA** informaron a la Junta Directiva que era conveniente a los negocios de la empresa, solicitar un **PRÉSTAMO** con **BANCO DEL SUR, C.A. BANCO UNIVERSAL** hasta por la cantidad de **NUEVE MIL QUINIENTOS MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 9. 500.000.000,00).**

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a los Sres. **LUIS EMILIO VELUTINI, HORACIO VELUTINI SOSA** y **LUIS CARLOS SERRA CARMONA,** para que conjunta o separadamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos de obtener el préstamo antes indicado ante el **BANCO DEL SUR, C.A. BANCO UNIVERSAL** hasta por la cantidad de **NUEVE MIL QUINIENTOS MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 9.500.000.000,00).**

De igual manera se acordó expresamente que, en caso de ser necesario, los Directores quedan facultados para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar todas las garantías que consideren necesarias la institución financiera a efectos de avalar el cumplimiento de las obligaciones que se contraerán en virtud del referido préstamo.

b) **CONSIDERAR Y RESOLVER SOBRE LA INSCRIPCIÓN DE LOS ADR'S CUYO DEPOSITARIO ES EL BANK OF NEW YORK Y CUYO CUSTODIO ES EL BANCO VENEZOLANO DE CRÉDITO, EN LA BOLSA DE VALORES DE CARACAS.**

Los Sres. **LUIS EMILIO VELUTINI y HORACIO VELUTINI SOSA** informaron a la Junta Directiva que era conveniente a los negocios de la empresa y a la liquides de la acción, que los ADR'S cuyo custodio es el Bank of New York contentivos de acciones de la compañía sean inscritos en la Bolsa de Valores de Caracas.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a los Sres. **LUIS EMILIO VELUTINI y HORACIO VELUTINI SOSA** para que conjunta o separadamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos de que se inscriban dichos ADR'S en la Bolsa de Valores de Caracas.

c) CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UN PRÉSTAMO CON BANESCO BANCO UNIVERSAL HASTA POR LA CANTIDAD DE DIECIOCHO MIL QUINIENTOS MILLONES DE BOLÍVARES CON CERO CENTIMOS (Bs. 18.500.000.000,00).

Los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA** informaron a la Junta Directiva que era conveniente a los negocios de la empresa, solicitar un **PRÉSTAMO** con **BANESCO BANCO UNIVERSAL** hasta por la cantidad de **DIECIOCHO MIL QUINIENTOS MILLONES DE BOLÍVARES CON CERO CENTIMOS (Bs. 18.500.000.000,00).**

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a los Sres. **LUIS EMILIO VELUTINI, HORACIO VELUTINI SOSA** y **LUIS CARLOS SERRA CARMONA**, para que conjunta o separadamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos de obtener el préstamo antes indicado ante el **BANESCO BANCO UNIVERSAL** hasta por la cantidad de **DIECIOCHO MIL QUINIENTOS MILLONES DE BOLÍVARES CON CERO CENTIMOS (Bs. 18.500.000.000,00)**.

De igual manera se acordó expresamente que, en caso de ser necesario, los Directores quedan facultados para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar todas las garantías que

consideren necesarias la institución financiera a efectos de avalar el cumplimiento de las obligaciones que se contraerán en virtud del referido préstamo.

d) CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UN PRÉSTAMO CON BANCO MERCANTIL, BANCO UNIVERSAL HASTA POR LA CANTIDAD DE NUEVE MIL TRESCIENTOS NOVENTA Y CINCO MILLONES DE BOLÍVARES CON CERO CENTIMOS (Bs. 9.395.000.000,00).

Los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA** informaron a la Junta Directiva que era conveniente a los negocios de la empresa, solicitar un **PRÉSTAMO** con **BANCO MERCANTIL, C.A. BANCO UNIVERSAL** hasta por la cantidad de **NUEVE MIL TRESCIENTOS NOVENTA Y CINCO MILLONES DE BOLÍVARES CON CERO CENTIMOS (Bs. 9.395.000.000,00).**

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a los Sres. **LUIS EMILIO VELUTINI, HORACIO VELUTINI SOSA** y **LUIS CARLOS SERRA CARMONA**, para que conjunta o separadamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos de obtener el préstamo antes indicado ante el **BANCO MERCANTIL, C.A. BANCO UNIVERSAL** hasta por la cantidad de **NUEVE MIL TRESCIENTOS NOVENTA Y CINCO MILLONES DE BOLÍVARES CON CERO CENTIMOS (Bs. 9.395.000.000,00).**

De igual manera se acordó expresamente que, en caso de ser necesario, los Directores quedan facultados para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar todas las garantías que consideren necesarias la institución financiera a efectos de avalar el cumplimiento de las obligaciones que se contraerán en virtud del referido préstamo.

Para finalizar, la Junta Directiva delegó en cualesquiera de los presentes la facultad de emitir certificaciones del Acta correspondiente a la presente reunión de Junta

Directiva. No habiendo más asuntos que tratar, se levantó la reunión. Terminó, se leyó y conformes firman:

LUIS EMILIO VELUTINI	**HORACIO VELUTINI SOSA**
LUIS DELGADO LUGO	**PEDRO LOPEZ**
LUIS CARLOS SERRA	**ALVAR NELSON ORTIZ**
JUAN ANDRES WALLIS	

Junta 11/nov/05.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF
F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.
HELD ON NOVEMBER ELEVENTH (11TH), 2005

In the city of Caracas, Venezuela, on November eleventh (11th.), 2005, at 3:00 p.m., Messrs. **LUIS EMILIO VELUTINI**, PRESIDENT, **HORACIO VELUTINI SOSA, LUIS DELGADO LUGO** and **PEDRO LOPEZ**, PRINCIPAL DIRECTORS; **LUIS CARLOS SERRA** and **ALVAR NELSON ORTIZ,** ALTERNATE DIRECTORS and **JUAN ANDRES WALLIS,** Secretary to the Board of Directors met at the offices of the company located o Venezuela Avenue, El Saman Building, 8th. Floor, El Rosal, Caracas, Venezuela, to hold a meeting of the Board of Directors of the company.

The items of the Agenda were the following:

FIRST: READING OF THE MINUTES OF THE PREVIOUS MEETING.

SECOND: REVIEW OF THE ISSUES TO BE SUBMITTED TO THE CONSIDERATION OF THE ANNUAL STOCKHOLDERS MEETING.

THIRD: REVIEW OF THE ISSUES TO BE SUBMITTED TO THE CONSIDERATION OF THE EXTRAORDINARY STOCKHOLDERS MEETING

FOURTH: MISCELLANEOUS.

a) **TO CONSIDER AND DECIDE ON THE AUTHORIZATION TO ENTER INTO A LOAN AGREEMENT WITH DEL SUR, C.A. BANCO UNIVERSAL FOR UP TO NINE THOUSAND FIVE HUNDRED MILLION BOLIVARS (Bs. 9.500.000.000,00).**

b) **TO CONSIDER AND DECIDE ON THE REGISTRATION OF THE ADR'S WHOSE DEPOSITARY AGENT IS BANK OF NEW YORK AND CUSTODIAN AGENT BANCO VENEZOLANO DE CRÉDITO, WITH THE CARACAS STOCK EXCHANGE.**

c) **TO CONSIDER AND DECIDE ON THE AUTHORIZATION TO ENTER INTO A LOAN WITH BANESCO BANCO UNIVERSAL FOR UP TO EIGHTEEN**

THOUSAND FIVE HUNDRED MILLION BOLIVARS (Bs. 18.500.000.000,00).

d) TO CONSIDER AND DECIDE ON THE AUTHORIZATION TO ENTER INTO A LOAN AGREEMENT WITH BANCO MERCANTIL, BANCO UNIVERSAL FOR UP TO NINE THOUSAND THREE HUNDRED NINETY FIVE MILLION BOLIVARS (Bs. 9.395.000.000,00).

The meeting was presided by Mr. **LUIS EMILIO VELUTINI**, who declared that the Board of Directors was legitimately held in order to consider and decide on the items of the Agenda, as follows:

FIRST: READING OF THE MINUTES FOR THE PREVIOUS MEETING.

Mr. **LUIS EMILIO VELUTINI**, President of the company, read out loud the Minutes for the Board of Directors of he company held on November seventh (7th), 2005, which was called and held at the offices of the company located on the 8th Floor, El Saman Building, El Rosal, Caracas, at 8:30 a.m.

SECOND: REVIEW OF THE ISSUES TO BE SUBMITTED TO THE CONSIDERATION OF THE ANNUAL STOCKHOLDERS MEETING.

Mr. **LUIS EMILIO VELUTINI**, President of the company, informed the Board about the issues to be considered at the Annual Stockholders Meeting of the company.

THIRD: REVIEW OF THE ISSUES TO BE SUBMITTED TO THE CONSIDERATION OF THE EXTRAORDINARY STOCKHOLDERS MEETING.

Mr. **LUIS EMILIO VELUTINI**, President of the company, informed the Board about the issues to be considered at the Extraordinary Stockholders Meeting of the company.

FOURTH: MISCELLANEOUS.

a) **TO CONSIDER AND DECIDE ON THE AUTHORIZATION TO ENTER INTO A LOAN AGREEMENT WITH DEL SUR, C.A. BANCO UNIVERSAL FOR UP TO NINE THOUSAND FIVE HUNDRED MILLION BOLIVARS (Bs. 9.500.000.000,00).**

Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA** informed the Board that it was convenient for business, to apply for a **LOAN** with **BANCO DEL**

SUR, C.A. BANCO UNIVERSAL for **NINE THOUSAND FIVE HUNDRED MILLION BOLIVARS (Bs. 9. 500.000.000,00).**

The members of the Board, after careful consideration of the issue at hand stated their conformity therewith, and thus authorized **LUIS EMILIO VELUTINI, HORACIO VELUTINI SOSA** and **LUIS CARLOS SERRA CARMONA,** acting jointly or separately, to perform all actions necessary and to sign any documents required to obtain the aforementioned loan with **BANCO DEL SUR, C.A. BANCO UNIVERSAL** for **NINE THOUSAND FIVE HUNDRED MILLION BOLIVARS (Bs. 9. 500.000.000,00).**

Likewise it was expressly agreed, if necessary, that the Directors are hereby empowered to sign any document of renovation of the *obligation*, extension of the term and to grant any guarantees that may be required by the financial institution in order to secure the compliance of the obligations to be undertaken with such loan.

b) **TO CONSIDER AND DECIDE ON THE REGISTRATION OF THE ADR'S WHOSE DEPOSITARY AGENT IS BANK OF NEW YORK AND CUSTODIAN AGENT BANCO VENEZOLANO DE CRÉDITO, WITH THE CARACAS STOCK EXCHANGE.**

Messrs. **LUIS EMILIO VELUTINI and HORACIO VELUTINI SOSA** informed the Board that it was convenient for the business of the company and for the liquidity of the shares, that the ADR's whose custodian agent is the Bank of New York that comprise the shares of the company be registered with the Caracas Stock Exchanges.

The members of the Board, after careful consideration of the issue at hand stated their conformity therewith, and thus authorized **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA,** acting jointly or separately, to perform all actions necessary and to sign any documents required for the registration of said ADR's with the Caracas Stock Exchange.

c) TO CONSIDER AND DECIDE ON THE AUTHORIZATION TO ENTER INTO A LOAN WITH BANESCO BANCO UNIVERSAL FOR UP TO EIGHTEEN

THOUSAND FIVE HUNDRED MILLION BOLIVARS (Bs. 18.500.000.000,00).

Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA** informed the Board that it was convenient for business, to apply for a **LOAN** with **BANESCO BANCO UNIVERSAL** for **EIGHTEEN THOUSAND FIVE HUNDRED MILLION BOLIVARS (Bs. 18. 500.000.000,00).**

The members of the Board, after careful consideration of the issue at hand stated their conformity therewith, and thus authorized **LUIS EMILIO VELUTINI, HORACIO VELUTINI SOSA** and **LUIS CARLOS SERRA CARMONA,** acting jointly or separately, to perform all actions necessary and to sign any documents required to obtain the aforementioned loan with **BANESCO BANCO UNIVERSAL** for **EIGHTEEN THOUSAND FIVE HUNDRED MILLION BOLIVARS (Bs. 18. 500.000.000,00).**

Likewise it was expressly agreed, if necessary, that the Directors are hereby empowered to sign any document of renovation of the obligation, extension of the term and to grant any guarantees that may be required by the financial institution in order to secure the compliance of the obligations to be undertaken with such loan.

d) TO CONSIDER AND DECIDE ON THE AUTHORIZATION TO ENTER INTO A LOAN AGREEMENT WITH BANCO MERCANTIL, BANCO UNIVERSAL FOR UP TO NINE THOUSAND THREE HUNDRED NINETY FIVE MILLION BOLIVARS (Bs. 9.395.000.000,00).

Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA** informed the Board that it was convenient for business, to apply for a **LOAN** with **BANCO MERCANTIL, C.A. BANCO UNIVERSAL** for **NINE THOUSAND THREE HUNDRED NINETY FIVE MILLION BOLIVARS (Bs. 9. 395.000.000,00).**

The members of the Board, after careful consideration of the issue at hand stated their conformity therewith, and thus authorized **LUIS EMILIO VELUTINI, HORACIO VELUTINI SOSA** and **LUIS CARLOS SERRA CARMONA,** acting jointly or separately, to perform all actions necessary and to sign any documents required to obtain the aforementioned loan with **BANCO MERCANTIL, C.A.**

BANCO UNIVERSAL for **NINE THOUSAND THREE HUNDRED NINETY FIVE MILLION BOLIVARS (Bs. 9. 395.000.000,00)**.

Likewise it was expressly agreed, if necessary, that the Directors are hereby empowered to sign any document of renovation of the obligation, extension of the term and to grant any guarantees that may be required by the financial institution in order to secure the compliance of the obligations to be undertaken with such loan.

To conclude, the Board delegated and authorized any of those present to issue any certification of the corresponding Minutes of this Meeting. Having no further matter to discuss, the Meeting was adjourned. Having the proceedings concluded, the record and minutes were read, and all those present in conformity sign:

LUIS EMILIO VELUTINI HORACIO VELUTINI SOSA

LUIS DELGADO LUGO PEDRO LOPEZ

LUIS CARLOS SERRA ALVAR NELSON ORTIZ

JUAN ANDRES WALLIS

FONDO VALORES
INMOBILIARIOS S.A.C.A.

ACTA DE JUNTA DIRECTIVA DE LA EMPRESA

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

CELEBRADA EN FECHA SIETE (07) DE MARZO DE 2.006

En la ciudad de Caracas, Venezuela, el día siete (07) de Marzo de 2.006, se reunieron a las 8:30 a.m., en la sede de la empresa ubicada en la Avenida Venezuela, Edificio el Samán, Piso 8, Urbanización El Rosal, Caracas, Venezuela, para llevar a cabo una reunión de Junta Directiva de la compañía, los señores: **LUIS EMILIO VELUTINI**, en su carácter de PRESIDENTE, **HORACIO VELUTINI SOSA, MASHUD MEZERHANE, CARLOS ACOSTA** y **PEDRO LOPEZ**, en su carácter de DIRECTORES PRINCIPALES; los Sres. **LUIS CARLOS SERRA** y **ALVAR NELSON ORTIZ,** en su carácter de DIRECTORES SUPLENTES y **JUAN ANDRES WALLIS,** en su carácter de Secretario de la Junta Directiva. Igualmente asistió como invitado el Dr. **LUIS ANDRES GUERRERO ROSALES**, quien es el Representante Judicial de la compañía.

Los Puntos del Orden del Día objeto de la reunión fueron los siguientes:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA.

TERCERO: PRESENTACION DE ESTRUCTURA OPERATIVA POR UNIDAD DE NEGOCIOS Y PLAN DE NEGOCIOS PARA 2006-2007.

CUARTO: PROPUESTA DE OFERTA PRESENTADA A LA ORGANIZACIÓN CISNEROS.

QUINTO: EXPECTATIVAS FUTURAS.

SEXTO: VARIOS.

a) Emisión de bonos privados a 3 años por Bs. 60 mmm.

b) Situación Stock Option Plan

Presidió la reunión el Sr. **LUIS EMILIO VELUTINI**, quien declaró la Junta Directiva válidamente constituida a efectos de deliberar y decidir sobre los puntos contenidos en el Orden del Día, a saber:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, procedió a dar lectura al Acta de Junta Directiva de la empresa celebrada en fecha once (11) de Noviembre de 2.005, la cual fue convocada y celebrada en la sede de la compañía ubicada en el Piso 8, Edificio El Samán, Urbanización El Rosal, Caracas, a las 3:00 p.m.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, informó sobre el exceso de liquidez, las oportunidades de negocios, riesgo país y evolución hacia el futuro de la empresa. Igualmente, explicó el planteamiento de una estructura societaria de cara a nuevos negocios. En este sentido analizó una estructura fiscal y corporativa y la posibilidad de nuevos negocios en Latinoamérica.

TERCERO: PRESENTACION DE ESTRUCTURA OPERATIVA POR UNIDAD DE NEGOCIOS Y PLAN DE NEGOCIOS PARA 2006-2007

El Sr. **LUIS EMILIO VELUTINI**, hizo una presentación de una nueva estructura de cómo se repartirán los gastos en la compañía, usando a Gestión Integral de Valores como centro de gastos y la cual se debe financiar con los ingresos provenientes de la administración de los centros comerciales (San Ignacio, Tolón y Paseo El Hatillo) y de los edificios de oficina de LOPCO.

Igualmente, se analizó la estructura de costos y deudas financieras de la compañía, así como se analizaron los nuevos, comparativamente con los del año anterior y con las metas propuestas para el período en curso.

CUARTO: PROPUESTA DE OFERTA PRESENTADA A LA ORGANIZACIÓN CISNEROS.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, hizo una presentación sobre la posibilidad de realizar un negocio de ampliación de Centro San Ignacio, tanto en oficinas como en comercio, a través de un arreglo con los propietarios del terreno que se encuentra ubicado justo al lado del centro comercial, puede ser comprando

o asociándose. Manifestó que mantendrá informada a la Junta del avance de las negociaciones.

QUINTO: **EXPECTATIVAS FUTURAS**.

El Sr. **LUIS EMILIO VELUTINI**, manifestó que el pasado Viernes 3 de Marzo de 2006, se hizo la Convención de Century 21, e hizo una presentación de la misma.

SEXTO: **VARIOS**.

a) Emisión de bonos privados a 3 años por Bs. 60 mmm.

El Sr. **LUIS EMILIO VELUTINI**, informó que se está estructurando una emisión de bonos a tres (3) en trencheses de 20mmm cada uno, con una tasa que oscila entre 75% y 77% de tam. Se espera que el primer trenche será colocado para la semana antes o inmediatamente después de Semana Santa.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado y en consecuencia, acordaron autorizar, suficientemente, a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, gestionen y suscriban todos los documentos públicos o privados, relacionados con la emisión de bonos antes señalada.

b) Situación Stock Option Plan.

El Presidente, Sr. **LUIS EMILIO VELUTINI URBINA**, informó sobre los avances del Plan de Opciones de Compra de Acciones para el personal, gerentes, ejecutivos, directores, asesores y empleados directos e indirectos del **FVI**.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado y en consecuencia, acordaron autorizar, suficientemente, a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que conjunta o separadamente, gestionen y suscriban todos los documentos públicos o privados, relacionados con la implementación del plan de opciones de acciones para el personal, gerentes, ejecutivos, directores y asesores de la empresa.

c) Se acordó fijar las reuniones de Junta Directiva todos los primeros Martes de cada mes.

Para finalizar, la Junta Directiva delegó en cualesquiera de los presentes la facultad de emitir certificaciones del Acta correspondiente a la presente reunión de Junta Directiva. No habiendo más asuntos que tratar, se levantó la reunión. Terminó, se leyó y conformes firman.

LUIS EMILIO VELUTINI | **HORACIO VELUTINI SOSA**

MASHUD MEZERHANE | **PEDRO LOPEZ**

CARLOS ACOSTA | **LUIS CARLOS SERRA**

ALVAR NELSON ORTIZ | **JUAN ANDRES WALLIS**

LUIS ANDRES GUERRERO

...cio Velutini
...irector Ejecutivo
& Coo

FONDO VALORES
INMOBILIARIOS S.A.C.A.

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

HELD ON MARCH SEVENTH (07TH), 2.006

In the city of Caracas, Venezuela, on March seventh (07th), 2.006, Messrs. **LUIS EMILIO VELUTINI**, PRESIDENT, **HORACIO VELUTINI SOSA, MASHUD MEZERHANE, CARLOS ACOSTA** and **PEDRO LOPEZ**, PRINCIPAL DIRECTORS; **LUIS CARLOS SERRA** and **ALVAR NELSON ORTIZ,** ALTERNATE DIRECTORS and **JUAN ANDRES WALLIS,** Secretary of the Board of Directors, met at 8:30 a.m. t the offices of the company located on Venezuela A venue, El Saman Building, 8th Floor, El Rosal, Caracas, Venezuela. **LUIS ANDRES GUERRERO ROSALES**, Esq., Judicial Representative of the company was also present as guest.

The issues of the Agenda for the Meeting were the following:

FIRST: READING OF THE MINUTES OF THE PREVIOUS MEETING.

SECOND: REPORT FROM THE PRESIDENT OF THE COMPANY.

THIRD: PRESENTATION ON THE OPERATIVE STRUCTURE PER BUSINESS UNIT AND 2006-2007 BUSINESS PLAN.

FOURTH: PROPOSED OFFER TO BE MADE TO THE ORGANIZACIÓN CISNEROS.

FIFTH: FUTURE EXPECTATIONS.

SIXTH: MISCELLANEOUS.

a) Issue of private bonds at 3 years for Bs. 60 mmm.

b) Stock Option Plan Status

The meeting was presided by Mr. **LUIS EMILIO VELUTINI**, who declared that the Board of Directors was legitimately held in order to consider and decide on the items of the Agenda, as follows:

FIRST: READING OF THE MINUTES FOR THE PREVIOUS MEETING.

Mr. **LUIS EMILIO VELUTINI**, President of the company, read out loud the Minutes for the Board of Directors of he company held on November eleventh (11th), 2005, which was called and held at the offices of the company located on the 8th Floor, El Saman Building, El Rosal, Caracas, at 3:00 p.m.

SECOND: REPORT FROM THE PRESIDENT OF THE COMPANY.

Mr. **LUIS EMILIO VELUTINI**, President of the company informed on the excess liquidity, business opportunities, country risk and evolution towards the future of the company. Likewise he explained the proposal of a partnership structure for new business. In this sense he analyzed the tax and corporate structure and possibility of new business in Latin America.

THIRD: PRESENTATION ON THE OPERATIVE STRUCTURE PER BUSINESS UNIT AND 2006-2007 BUSINESS PLAN.

LUIS EMILIO VELUTINI, made a presentation on a new structure of cost distribution, using Integral Securities Management as a cost center to be financed with income from the management of shopping malls (San Ignacio, Tolón and Paseo El Hatillo) and the office buildings owned by LOPCO.

Likewise, the financial cost and debt structure of the company were analyzed as were the new ones in comparison with the previous year and the proposed goals for this year.

FOURTH: PROPOSED OFFER TO BE MADE TO THE ORGANIZACIÓN CISNEROS.

Mr. **LUIS EMILIO VELUTINI**, President of the company, made a presentation o the possibility of making a business to extend Centro San Ignacio, both in connection with the office and retail spaces, by arranging with the owners of the plot of land located right next to the shopping mall its purchase or their association. He expressed that he will keep the Board informed on the advances of the negotiations.

FIFTH: FUTURE EXPECTATIONS.

LUIS EMILIO VELUTINI, stated that on March 03, 2006 the Century 21 Convention took place, making a presentation on the matter.

SIXTH: MISCELLANEOUS.

a) Issue of private bonds at 3 years for Bs. 60 mmm.

LUIS EMILIO VELUTINI, informed that a issue of bonds is structured in three (3) trenches of 20mmm each, with a rate between 75% and 77% of the Loan Market Rate. It is expected that the first trench shall be placed on the week immediately before or after Easter.

Then, the members of the Board, after careful consideration of the matter at hand stated their conformity therewith and thus agreed to authorize **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to handle and sign any public or private document for the above issue of bonds.

b) Stock Option Pl an Status.

Mr. **LUIS EMILIO VELUTINI URBINA**, resident of the company informed on the advances of the Stock Option Plan for personnel, managers, executives, directors, advisors and direct and indirect employees of **FVI**.

Then, the members of the Board, after careful consideration of the matter at hand stated their conformity therewith and thus agreed to authorize **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to handle and sign any public or private document in connection with the implementation of the stock option plan for personnel, managers, executives, directors and advisors of the company.

c) It was agreed to set the Meetings for the Board of Directors on the first Tuesday of every month.

To conclude, the Board delegated and authorized any of those present to issue any certification of the corresponding Minutes of this Meeting. Having no further matter to discuss, the Meeting was adjourned. Having the proceedings concluded, the record and minutes were read, and all those present in conformity sign:

LUIS EMILIO VELUTINI HORACIO VELUTINI SOSA

MASHUD MEZERHANE

PEDRO LOPEZ

CARLOS ACOSTA

LUIS CARLOS SERRA

ALVAR NELSON ORTIZ

JUAN ANDRES WALLIS

LUIS ANDRES GUERRERO

FONDO VALORES
INMOBILIARIOS S.A.C.A.

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

CELEBRADA EN FECHA VEINTITRÉS (23) DE MARZO DE 2006

En la ciudad de Caracas, Venezuela, el día **VEINTITRÉS (23)** de Marzo de 2006, se reunieron a las **10:00** a.m., en la sede social de la empresa ubicada en la Avenida Venezuela, Edificio El Samán, Piso 8, El Rosal, jurisdicción del Municipio Baruta del Estado Miranda, para llevar a cabo una reunión de Junta Directiva de la compañía, los señores: **LUIS EMILIO VELUTINI**, en su carácter de PRESIDENTE, **HORACIO VELUTINI SOSA** y **LUIS DELGADO LUGO**, en su carácter de Directores Principales; el Sr. **LUIS CARLOS SERRA**, en su carácter de Director Suplente y **JUAN ANDRES WALLIS**, en su carácter de Secretario de la Junta Directiva. Se incorporaron igualmente a la reunión vía telefónica, los señores **MASHUD MEZERHANE, CARLOS ACOSTA, LUIS GARCIA MONTOYA** y **PEDRO LOPEZ**, en su carácter de Directores Principales; y el Sr. **ALVAR NELSON ORTIZ**, en su carácter de Director Suplente.

Los Puntos del Orden del Día objeto de la reunión fueron los siguientes:

ÚNICO: ESTABLECIMIENTO DE LA FORMA Y TIEMPO DE PAGO DE LOS DIVIDENDOS A ACCIONISTAS Y AUTORIZACIÓN PARA SOLICITAR EL AUMENTO DE CAPITAL SOCIAL DE LA EMPRESA PARA EL PAGO DE DIVIDENDO EN ACCIONES.

Pasando a considerar el Punto **ÚNICO** del Orden del Día, tomó la palabra el Presidente, Sr. **LUIS EMILIO VELUTINI**, quien recordó a los asistentes que en la Asamblea de Accionista celebrada en fecha 11 de noviembre de 2005, se informó a los accionistas que durante el ejercicio económico finalizado el 30 de junio de 2005, se obtuvo una utilidad neta de **OCHO MIL QUINIENTOS NOVENTA Y SIETE MILLONES CIENTO NOVENTA Y TRES MIL BOLÍVARES SIN CÉNTIMOS (Bs. 8.597.193.000,00)** después de realizado el aporte para Reserva Legal, a la cual después de sumarle el monto de utilidad retenida al 30 de junio de 2004, es decir **UN MIL CIENTO TREINTA Y UN MILLONES NOVECIENTOS CUATRO MIL BOLÍVARES SIN CÉNTIMOS (Bs.**

1.131.904.000,00), monta una utilidad retenida distribuible al 30 de Junio de 2005 de **NUEVE MIL SETECIENTOS VEINTINUEVE MILLONES NOVENTA Y SIETE MIL BOLÍVARES SIN CÉNTIMOS (Bs. 9.729.097.000,00).**

Asimismo recordó a los asistentes que en la Asamblea de Accionistas se decretó el pago de un dividendo por la cantidad de **NUEVE MIL SETECIENTOS VEINTINUEVE MILLONES NOVENTA Y SIETE MIL BOLÍVARES SIN CÉNTIMOS (Bs. 9.729.097.000,00)** equivalente al cien por ciento (100%) de la utilidad neta antes señalada, distribuido de la siguiente manera:

a) Un dividendo en efectivo equivalente al **CINCUENTA Y CINCO PUNTO VEINTICUATRO POR CIENTO (55,24%)** de la utilidad retenida al 30 de Junio del 2005, es decir, **CINCO MIL TRESCIENTOS SETENTA Y CUATRO MILLONES SETECIENTOS TREINTA Y DOS MIL SEISCIENTOS DIECIOCHO BOLIVARES CON CERO CENTIMOS (Bs. 5.374.732.618,00),** proporcional a **UNO PUNTO TRES MIL SETECIENTOS QUINCE BOLIVARES (Bs. 1,3715) POR ACCION.**

b) Un dividendo en acciones equivalente al **CUARENTA Y CUATRO PUNTO SETENTA Y SEIS POR CIENTO (44,76%)** de la utilidad retenida al 30 de Junio de 2005, es decir, **CUATRO MIL TRESCIENTOS CINCUENTA Y CUATRO MILLONES TRESCIENTOS SESENTA Y CUATRO MIL TRESCIENTOS OCHENTA Y DOS CON CERO CENTIMOS (Bs. 4.354.364.382,00),** proporcional a **UNA (1) ACCION** por cada **NUEVE (9)** en tenencia.

De igual manera informó a los asistentes que la Asamblea de Accionistas delegó en la Junta Directiva y la facultó para solicitar ante la **Comisión de Administración de Divisas (CADIVI),** la autorización para la adquisición de divisas para el pago del dividendo en efectivo y así cancelarlo en dólares y satisfacer a los accionistas que detentan **ADR'S,** que al cierre económico del 2005, representaban el **OCHENTA PUNTO QUINIENTOS CUARENTA Y OCHO POR CIENTO (80,548%)** de las acciones en circulación, informándole a los asistentes que dichos trámites ya se iniciaron ante **CADIVI,** solicitando la cantidad de **CUATRO MIL TRESCIENTOS CUARENTA Y NUEVE MILLONES SEISCIENTOS SETENTA Y DOS MIL SEISCIENTOS NOVENTA Y SEIS BOLÍVARES SIN**

CÉNTIMOS (Bs. 4.349.672.696,00), que equivale al monto del dividendo distribuible entre los Accionistas que poseían **ADR´S** al momento de la celebración de la Asamblea de Accionistas.

Sin embargo, existe un número de accionistas que no dependen de la obtención de divisas y que se verían afectados por la espera de la autorización de **CADIVI**. En tal sentido, el Presidente de la Junta manifestó que este porcentaje de acciones convertidas en **ADR´S** podría variar al momento en que se fije la fecha límite de transacción del beneficio y causar diferencias porcentuales entre el número de acciones convertidas en **ADR´S** y el número de acciones no empaquetadas y a tal efecto, se debería proceder a cancelar el dividendo y una vez que sean autorizados los Dólares Preferenciales solicitados a **CADIVI** proceder a pagar a los accionistas que poseen **ADR´S** que hasta esa fecha no hayan hecho efectivo el cobro de su dividendo. En razón de lo anterior, se sugirió continuar con los trámites ante **CADIVI** para cancelar en Dólares Preferenciales el dividendo a los accionistas que detenten **ADR´S** y que no hayan satisfecho el cobro de su beneficio al momento en que se hayan autorizado las divisas.

Asimismo, el Presidente propuso a la Junta que si algún accionista tenedor de **ADR´S** renunciara expresamente ante el Bank of New York, a su derecho de cobrar el dividendo en Dólares, se procedería a cancelarle el dividendo en Bolívares, previa notificación del Bank of New York al Banco Venezolano de Crédito.

El Presidente manifestó a los asistentes que para continuar con los trámites ante **CADIVI** a los efectos de pagar en Dólares de los Estados Unidos de América a los tenedores de **American Depositary Receips (ADR´S)** de la compañía, los dividendos decretados por la Asamblea de Accionistas, era necesario se autorizara y designaran a las personas encargadas de ello. En tal sentido, propuso se autorizaran a los señores **LUIS EMILIO VELUTINI y HORACIO VELUTINI SOSA**, para que actuando de forma conjunta o separada, procedieran a realizar los trámites correspondientes.

Seguidamente tomó la palabra **JUAN ANDRÉS WALLIS**, quien en su carácter de Consultor Jurídico de la empresa, comunicó a los asistentes que de conformidad con lo previsto en la Ley de Mercado de Capitales, para proceder a pagar un

dividendo en acciones, hay que solicitar autorización de la Comisión Nacional de Valores para el aumento de capital a cargo de utilidades no distribuidas en efectivo. Asimismo, recordó a los asistentes que de conformidad con lo previsto en las "Normas relativas a la información sobre pago de dividendos que deben suministrar las empresas que hacen oferta públicas de acciones", deben cumplirse los siguientes trámites:

1. Notificación de lo acordado en esta Junta a la Comisión Nacional de Valores, Bolsa de Valores de Caracas, Caja Venezolana de Valores, Banco Venezolano de Crédito y Bank of New York.
2. Publicación por la prensa con por lo menos cinco (5) días hábiles bursátiles de anticipación a la fecha límite de transacción con beneficio de un aviso en el cual se señale: la oportunidad y fecha de pago del dividendo, la fecha límite de transacción con beneficio y la fecha de registro del beneficio.

Una vez analizadas y debatidas suficientemente las exposiciones de los Sres. **LUIS EMILIO VELUTINI Y JUAN ANDRÉS WALLIS**, la Junta Directiva acordó por unanimidad de votos de los asistentes lo siguiente:

PRIMERO: Se acordó continuar con los trámites ante la **Comisión de Administración de Divisas (CADIVI)**, para la obtención de Dólares preferenciales, con el objeto de proceder a pagar el Dividendo a los accionistas que detentan **ADR´S** de la compañía.

SEGUNDO: Se acordó proceder al pago del dividendo decretado por la Asamblea de Accionistas reunida en fecha 11 de noviembre de 2005, sobre la base de los siguientes parámetros:

1.- Monto del dividendo: CINCO MIL TRESCIENTOS SETENTA Y CUATRO MILLONES SETECIENTOS TREINTA Y DOS MIL SEISCIENTOS DIECIOCHO BOLIVARES CON CERO CENTIMOS (Bs. 5.374.732.618,00), equivalente a **UNO PUNTO TRES MIL SETECIENTOS QUINCE BOLIVARES (Bs. 1,3715)** por acción.

2.- Fecha límite de transacción con beneficio: El 31 de Marzo de 2006 y su publicación se efectuará en fecha 24 de Marzo de 2006.

3.- **Fecha de registro beneficio:** El día 06 de Abril de 2006.

TERCERO: Una vez que **CADIVI** autorice la entrega de dólares preferenciales para el pago del dividendo a los Accionistas, se cancelará el dividendo en Dólares Preferenciales a los accionistas que detentan **American Depositary Receips (ADR´S)** y que hasta dicha fecha no hayan hecho efectivo el cobro de su dividendo.

CUARTO: Se acordó, que si algún accionista tenedor de **ADR´S** renunciara expresamente ante el Bank of New York, a su derecho de cobrar el dividendo en Dólares, se procedería a cancelarle el dividendo en Bolívares, previa notificación del Bank of New York al Banco Venezolano de Crédito.

QUINTO: Autorizar a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA,** para que actuando conjunta o separadamente, continúen con todos los trámites necesarios ante la Comisión de Administración de Divisas (CADIVI) y suscriban los documentos requeridos a efectos de registrar a la compañía ante el Registro de Usuarios del Sistema de Administración de Divisas (RUSAD) de la Comisión de Administración de Divisas (CADIVI) y procedan a solicitar las Autorizaciones de Adquisición de Divisas (AAD) y Autorización de Adquisición de Divisas (ALD) para el pago a los tenedores de American Depositary Receips (ADR) de la compañía, de los dividendos decretados por la Asamblea de Accionistas de fecha 11 de noviembre de 2005 en Dólares De Los Estados Unidos De América.

SEXTO: Solicitar autorización a la Comisión Nacional de Valores para proceder al Aumento de Capital a cargo de utilidades no distribuidas por la cantidad de **CUATRO MIL TRESCIENTOS CINCUENTA Y CUATRO MILLONES TRESCIENTOS SESENTA Y CUATRO MIL TRESCIENTOS OCHENTA Y DOS CON CERO CENTIMOS (Bs. 4.354.364.382,00)**, para que una vez aprobada por la CNV, se proceda a pagar el dividendo de acciones, conforme a lo establecido en las "Normas Relativas a la Información sobre Pago de Dividendos que deben Suministrar las Empresas que hacen Oferta Pública de sus Acciones", proporcional a **UNA (1) ACCION** por cada **NUEVE (9)** en tenencia.

SÉPTIMO: Se autorizó a cualquiera de los Directores o al Consultor Jurídico para realizar las notificaciones y publicaciones a que hubiere lugar con motivo del pago del dividendo aprobado por la Junta Directiva.

Para finalizar, la Junta Directiva delegó en cualesquiera de los presentes la facultad de emitir certificaciones del Acta correspondiente a la presente reunión de Junta Directiva. No habiendo más asuntos que tratar, se levantó la reunión. Terminó, se leyó y conformes firman:

LUIS EMILIO VELUTINI	**HORACIO VELUTINI SOSA**
LUIS DELGADO LUGO	**LUIS CARLOS SERRA**
JUAN ANDRES WALLIS	**MASHUD MEZERHANE**
CARLOS ACOSTA	**LUIS GARCIA MONTOYA**
PEDRO LOPEZ	**ALVAR NELSON ORTIZ**

FONDO VALORES
INMOBILIARIOS S.A.C.A.

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

HELD ON MARCH TWENTY THREE (23), 2006

In the city of Caracas, Venezuela, on March twenty three (23), 2006, Messrs. **LUIS EMILIO VELUTINI**, PRESIDENT, **HORACIO VELUTINI SOSA** and **LUIS DELGADO LUGO**, Principal Directors; **LUIS CARLOS SERRA**, Alternate Director and **JUAN ANDRES WALLIS**, Secretary of the Board of Directors met at **10:00** a.m., in the offices of the company located on Venezuela Avenue, El Saman Building, 8th Floor, El Rosal, Baruta Municipality of the State of Miranda to hold a Meeting of the Board of Directors of the Company. Messrs. **MASHUD MEZERHANE, CARLOS ACOSTA, LUIS GARCIA MONTOYA** and **PEDRO LOPEZ**, Principal Directors; and Mr. **ALVAR NELSON ORTIZ**, Alternate Director took part and participated in the meeting over the telephone.

The issues of the agenda for the meeting were:

SOLE ISSUE: **MANNER AND TIME FOR PAYMENT OF DIVIDENDS TO THE STOCKHOLDERS AND AUTHORIZATION TO REQUEST AN INCREASE OF CAPITAL OF THE COMPANY TO PAY DIVIDENDS WITH SHARES.**

Considering the SOLE ISSUE of the Agenda, the President of the company, **LUIS EMILIO VELUTINI**, spoke and reminded those present that at the Stockholders Meeting of November 11, 2005, it was notified that during the fiscal year ended on June 30, 2005 the company obtained a net profit of **EIGHT THOUSAND FIVE HUNDRED NINETY SEVEN MILLION ONE HUNDRED NINETY THREE THOUSAND BOLIVARS (Bs. 8.597.193.000,00),** after Legal Reserve, to which the withheld net amount of profit for the year ended on June 30, 2004 of **ONE THOUSAND ONE HUNDRED THIRTY ONE MILLION NINE HUNDRED FOUR THOUSAND BOLIVARS (Bs. 1.131.904.000,00),** must be added, which results in a withheld distributable profit by June 230, 2005 of **NINE THOUSAND SEVEN HUNDRED TWENTY ONE MILLION NINETY SEVEN THOUSAND BOLIVARS (Bs. 9.729.097.000,00).**

Likewise he reminded those present that the Stockholders Meeting it was agreed to pay and distribute dividends for the amount of **NINE THOUSAND SEVEN HUNDRED TWENTY ONE MILLION NINETY SEVEN THOUSAND BOLIVARS**

(Bs. 9.729.097.000,00), one hundred percent (100%) of the above net profit, as follows:

a) A dividend in cash equal to **FIFTY FIVE POINT TWENTY FOUR PER CENT (55,24%)** of the net profit as of June 30, 2005, that is, **FIVE THOUSAND THREE HUNDRED SEVENTY FOUR MILLION SEVEN HUNDRED THIRTY TWO THOUSAND SIX HUNDRED EIGHTEEN BOLIVARS (Bs. 5.374.732.618,00)**, in a ratio of **ONE POINT THREE THOUSAND SEVEN HUNDRED FIFTEEN BOLIVARS (Bs. 1,3715) PER SHARE.**

b) A dividend in shares equal to **FORTY FOUR POINT SEVENTY SIX PER CENT (44,76%)** of the net profit as of June 30, 2005, that is, **FOUR THOUSAND THREE HUNDRED FIFTY FOUR MILLION THREE HUNDRED SIXTY FOUR THOUSAND THREE HUNDRED EIGHTY TWO BOLIVARS (Bs. 4.354.364.382,00)**, in ratio of **ONE (1) SHARE** per **NINE (9)** held.

Likewise, it was informed to those present that the Stockholders Meeting delegated upon the Board of Directors and empowered it to apply and r3equest from the **Currency administration Committee (CADIVI)**, the authorization for acquisition of currency for the cash payment of the dividend, and thus pay it in US Dollars satisfying the stockholders bearing **ADR'S**, which at the end of the fiscal year 2005, represented **EIGHTY POINT FIVE HUNDRED FORTY EIGHT PER CENT 80.548%)** of the outstanding shares, informing those present that such procedure had initiated before **CADIVI**, requesting **FOUR THOUSAND THREE HUNDRED FORTY NINE MILLION SIX HUNDRED SEVENTY TWO THOUSAND SIX HUNDRED NINETY SIX BOLIVARS (Bs. 4.349.672.696,00)**, which equals to the amount of the dividend to be distributed amongst the Stockholders bearing **ADR´S** at the time of the Stockholders Meeting. Nonetheless, there are a number of stockholders that are not expecting the acquisition of currency and that would be affected by the wait for **CADIVI**'s authorization. Thus, the President of the Board stated that the percentage of shares converted into **ADR´S** may vary by the time a deadline is set for the transaction of the benefit, and thus would cause different percentages between the number of shares concerted into ADR´**S** and the number of shares not included in such package, and thus the benefit in Bolivars should be paid at once, and when the requested preferential Rate Dollars are authorized by **CADIVI,** pay those

stockholders holding **ADR´S** that as of such date had not collected such benefit at the time such currency had been cleared.

The President proposed the Board that if any stockholder bearing **ADR´S** would expressly waive its right to collect such dividend in US dollars before Bank of New York, payment of the dividend would be done in Bolivars, previous notice from Bank of New York to Blanco Venezuelan de Creditor.

The President stated to those present that in order to continue with the process before **CADIVI** in order to pay the dividends agreed by the Stockholders Meeting in American Dollars to those stockholders bearing **American Depositary Receipts (ADR´S)**, it was necessary to authorize and appoint the individuals to be in charge of it. Thus, he proposed for the Board to authorize **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to proceed with the application and subsequent corresponding procedure.

JUAN ANDRES WALLIS, Legal Advisor of the company, communicated to those present that according to the Capital Market Law, in order to pay a dividends with shares, an authorization must be requested from the National Securities Commission to increase capital of the company with charge against non distributed cash profit. He also reminded those present that according to the provisions of the "Rules relating to the information on payment of dividends to be provided by publicly traded companies", the following steps must be taken:

1. Notice of the agreement of this Board to the National Securities Commission, Caracas Stock Exchange, Cava Venezuelan de Valor's, Blanco Venezuelan de Creditor and Bank of New York.
2. Publication of a press release with at least five (5) stock exchange work days in advance t the deadline of the beneficial transaction including a notice indicating: time and date of payment, deadline for the beneficial transaction and benefit registry date.

After careful consideration and analysis of the statements and presentations of **LUIS EMILIO VELUTINI** and **JUAN ANDRES WALLIS,** the Board unanimously agreed the following:

FIRST: It was agreed to continue with the procedures before **Currency Administration Commission (CADIVI)**, to obtain preferential rate Dollars in order to pay the dividends of the stockholders bearing **ADR´S** of the company.

SECOND: It was agreed to pay the dividend as decreed by the Stockholders Meeting of November 11, 2005 on the basis of the following:

1. - **Amount of Dividend: FIVE THOUSAND THREE HUNDRED SEVENTY FOUR MILLION SEVEN HUNDRED THIRTY TWO THOUSAND SIX HUNDRED EIGHTEEN BOLIVARS (Bs. 5.374.732.618,00)**, in a ratio of **ONE POINT THREE THOUSAND SEVEN HUNDRED FIFTEEN BOLIVARS (Bs. 1,3715) PER SHARE**

2. - **Deadline for the Beneficial Transaction:** March 31, 2006 and its publication shall be done by March 24, 2006.

3. - **Date of registry of benefit:** April 06, 2006.

THIRD: Once **CADIVI** has authorized has delivered the preferential rate Dollars for the payment of dividends to the Stockholders, it shall be paid in Preferential Rate Dollars to holders of **American Depositary Receipts (ADR´S)** who as of date had not collected their dividend.

FOURTH: It was agreed that if any stockholders also holder of **ADR´S** would expressly waive before the Bank of New York, to its right to collect dividends in US Dollars, the dividend would be paid in Bolivars, having Bank of New York previously notified Banco Venezolano de Crédito.

FIFTH: Authorize **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA,** acting jointly or separately, to continue with the process before the Currency Administration Committee (CADIVI) and to sign all document required in order to register the company before the Currency Administration System Users Registry (RUSAD) of the Currency Administration Committee (CADIVI) and to request Currency Acquisition Authorization (AAD) and Authorization for Liquidation of Currency (ALD) for the payment to holders of American Depositary Receipts (ADR) of the company, of the dividends decreed by the Stockholders Meeting of November 11, 2005 in US Dollars.

SIXTH: To request authorization form the National Securities Commission to proceed with the increase of capital of the company with charge to non distributed profits of FOUR **THOUSAND THREE HUNDRED FIFTY FOUR MILLION THREE HUNDRED SIXTY FOUR THOUSAND THREE HUNDRED EIGHTY TWO BOLIVARS (Bs. 4.354.364.382,00).** Once approved by the National Securities Commission, to proceed with the payment of dividends in kind, according to the

publicly traded companies", in proportion of **ONE (1) SHARE** per every **NINE (9)** held.

<u>SEVENTH</u>: All the Directors, acting individually, or the Legal Advisor were authorized to make the corresponding communications, notices and publications for the payment of the benefit as approved by the Board of Directors.

Having no further matters to discuss the meeting was adjourned. Having the proceedings concluded, the record was read out loud, and thus those present in conformity sign:

LUIS EMILIO VELUTINI	**HORACIO VELUTINI SOSA**
LUIS DELGADO LUGO	**LUIS CARLOS SERRA**
JUAN ANDRES WALLIS	**MASHUD MEZERHANE**
CARLOS ACOSTA	**LUIS GARCIA MONTOYA**
PEDRO LOPEZ	**ALVAR NELSON ORTIZ**

FONDO VALORES
INMOBILIARIOS S.A.C.A.

ACTA DE JUNTA DIRECTIVA DE LA EMPRESA

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

CELEBRADA EN FECHA CUATRO (04) DE ABRIL DE 2.006

En la ciudad de Caracas, Venezuela, el día cuatro (04) de Abril de 2.006, se reunieron a las 8:00 a.m., en la sede de la empresa ubicada en la Avenida Venezuela, Edificio el Samán, Piso 8, Urbanización El Rosal, Caracas, Venezuela, para llevar a cabo una reunión de Junta Directiva de la compañía, los señores: **LUIS EMILIO VELUTINI**, en su carácter de PRESIDENTE, **HORACIO VELUTINI SOSA, LUIS DELGADO LUGO, MASHUD MEZERHANE, CARLOS ACOSTA** y **PEDRO LOPEZ**, en su carácter de DIRECTORES PRINCIPALES; y el Sr. **LUIS CARLOS SERRA,** en su carácter de DIRECTOR SUPLENTE y **JUAN ANDRES WALLIS,** en su carácter de Secretario de la Junta Directiva.

Los Puntos del Orden del Día objeto de la reunión fueron los siguientes:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA.

TERCERO: PRESENTACION DE LA SITUACION DEL PASEO EL HATILLO, EN CUANTO A VISITAS Y OTROS.

CUARTO: PRESENTACION DE LA SITUACION DEL TOLON FASHION MALL, EN CUANTO A VISITAS Y OTROS. POSIBLE ALTERNATIVA DE CRECIMIENTO.

QUINTO: INFORME SOBRE LA SITUACION DEL PRESUPUESTO DE LA EMPRESA.

SEXTO: INFORME SOBRE POSICION DEUDA Y CAJA DE LA EMPRESA.

SEPTIMO: PROPUESTA CRONOGRAMA PARA LAS REUNIONES DE JUNTA DIRECTIVA.

OCTAVO: VARIOS.

Presidió la reunión el Sr. **LUIS EMILIO VELUTINI**, quien declaró la Junta Directiva válidamente constituida a efectos de deliberar y decidir sobre los puntos contenidos en el Orden del Día, a saber:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, procedió a dar lectura a las Actas de Junta Directiva de la empresa celebradas en fecha siete (07) de Marzo y veintitrés (23) de Marzo de 2.006, respectivamente, la primera de ellas convocada y realizada en la sede de la compañía ubicada en el Piso 8, Edificio El Samán, Urbanización El Rosal, Caracas, a las 8:30 a.m. y segunda, vía telefónica, de conformidad con los estatutos de la empresa.

Seguidamente, fue sometida a la consideración de la Junta Directiva la aprobación o improbación de las mismas, las cuales fueron aprobadas por unanimidad de los presentes, acordándose su trascripción en el Libro de Actas correspondiente.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, informó sobre el proyecto Tolón II, a ser desarrollados en terrenos adyacentes al Tolón Fashion Mall.

Los avances en la negociación plantean la participación en un negocio para la adquisición de dos parcelas ubicadas entre las Calles Copérnico y New York, de Las Mercedes, con el objeto de la ampliación comercial del Tolon Fashion Mall, el desarrollo de apartamentos de viviendas y, probablemente, un Hotel tipo boutique.

Los términos de la negociación son los siguientes:

a) Costo Terreno No. 1: Bs. 15 millardos.

b) Forma de adquisición: Crédito puente utilizando a FVI como vehículo, pagadero a un plazo 180 días, a la tasa de 80% TAM.

c) Invaca ó Desarollos Extrados adquiere el 100% de las acciones de la empresa propietaria del terreno No. 1, por la cantidad de Bs. 15 millardos.

d) La empresa solicita un crédito y compra terreno No. 2, por la cantidad Bs. 10 millardos.

e) Monto estimado del proyecto: Bs. 65 millardos

f) Financiamiento: Bs. 90 millardos

g) La compañía que desarrollará el proyecto contará con dos socios, distribuida su participación de la siguiente manera:

- Invaca ó Desarrollos Extrados tendrá el 75 %;
- El grupo representado por el Sr. Samuel Levy el 25%.

h) Aportes: Cada una de las partes aportará el 10% del monto total de la inversión.

i) Área construible vendible estimada: 24.000 M2, aproximadamente.

j) Los locales se alquilarían y los apartamentos se pre-venden durante la construcción, disminuyendo las necesidades de crédito.

Una vez debatido el punto a su consideración, la Junta Directiva manifestó su conformidad con lo planteado, en consecuencia, aprobaron la estrategia de negocio planteada, autorizándose suficientemente a los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que actuando conjunta o separadamente, realicen todos las gestiones y trámites necesarios, con el objeto de diseñar e implementar la estructura jurídica a ser ejecutada, así como suscribir todos los documentos públicos o privados requeridos, a efectos de formalizar el desarrollo del terreno antes señalado, en los términos y condiciones más beneficiosos para la empresa; con facultades expresas para negociar, gestionar y suscribir Acuerdos de accionistas, contratos de cuentas en participación, documentos de aporte de derechos, contratos de fideicomisos, préstamos o líneas de crédito, con facultades para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar todas las garantías que considere necesarias la institución financiera a efectos de avalar el cumplimiento de las obligaciones que se contraerán en virtud del referido préstamo; y cualquier otra documentación necesaria a efectos de formalizar e implementar esta negociación.

<u>TERCERO</u>: <u>PRESENTACION DE LA SITUACION DEL PASEO EL HATILLO, EN CUANTO A VISITAS Y OTROS.</u>

El Sr. **LUIS EMILIO VELUTINI**, realizó una presentación del Paseo El Hatillo LA Lagunita, exponiendo el numero de visitantes y reportes de venta; quedando la Junta Directiva conforme con lo expuesto.

CUARTO: **PRESENTACION DE LA SITUACION DEL TOLON FASHION MALL, EN CUANTO A VISITAS Y OTROS.**

El Sr. **LUIS EMILIO VELUTINI**, realizó una presentación del Paseo El Hatillo en cuanto a las ventas y visitas, quedando la Junta Directiva conforme con lo expuesto.

QUINTO:**INFORME SOBRE LA SITUACION DEL PRESUPUESTO DE LA EMPRESA.**

El Sr. **LUIS EMILIO VELUTINI**, informó que se está en la elaboración del presupuesto de la empresa.

SEXTO: **INFORME SOBRE POSICION DEUDA Y CAJA DE LA EMPRESA.**

El Sr. **LUIS EMILIO VELUTINI** hizo una presentación sobre la posición de la deuda de la empresa y el flujo de caja de la empresa, realizando una explicación de la situación financiera de la empresa.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado

SEPTIMO: **PROPUESTA CRONOGRAMA PARA LAS REUNIONES DE JUNTA DIRECTIVA.**

Los miembros de la Junta Directiva propusieron que las Juntas se celebrarán los primeros Lunes de cada mes en la tarde, de ser puente o feriado se pospondría para el siguiente Lunes

OCTAVO: **VARIOS**

a) El Sr. **LUIS EMILIO VELUTINI**, informó que se está estudiando suscribir un mandato con el BANCO DE VENEZUELA, a efectos de solicitar un crédito en dólares por un monto de US$ 10 mm, a la tasa oficial de la República Bolivariana de Venezuela, los cuales serán invertidos en un proyecto en República Dominicana, y de esta forma iniciar el crecimiento regional de la empresa a nivel internacional.

Los miembros de la Junta Directiva manifestaron su conformidad con lo planteado, autorizando suficientemente a los señores **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que actuando conjunta o separadamente, realicen todas

las gestiones y trámites necesarios, con el objeto de diseñar e implementar la estructura jurídica a ser ejecutada, así como suscribir todos los documentos públicos o privados requeridos, a efectos de formalizar el desarrollo del terreno antes señalado, en los términos y condiciones más beneficiosos para la empresa; con facultades expresas para negociar, gestionar y suscribir Acuerdos de accionistas, contratos de cuentas en participación, documentos de aporte de derechos, contratos de fideicomisos, préstamos o líneas de crédito, con facultades para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar todas las garantías que considere necesarias la institución financiera a efectos de avalar el cumplimiento de las obligaciones que se contraerán en virtud del referido préstamo; y cualquier otra documentación necesaria a efectos de formalizar e implementar esta negociación.

b) El Sr. **LUIS EMILIO VELUTINI**, manifestó que continúan adelantándose conversaciones para el desarrollo de la segunda etapa del Centro San Ignacio.

Los miembros de la Junta Directiva manifestaron su conformidad con lo planteado, autorizando suficientemente a los señores **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que actuando conjunta o separadamente, realicen todos las gestiones y trámites necesarios, con el objeto de diseñar e implementar la estructura jurídica a ser ejecutada, así como suscribir todos los documentos públicos o privados requeridos, a efectos de formalizar el desarrollo del terreno antes señalado, en los términos y condiciones más beneficiosos para la empresa; con facultades expresas para negociar, gestionar y suscribir Acuerdos de accionistas, contratos de cuentas en participación, documentos de aporte de derechos, contratos de fideicomisos, préstamos o líneas de crédito, con facultades para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar todas las garantías que considere necesarias la institución financiera a efectos de avalar el cumplimiento de las obligaciones que se contraerán en virtud del referido préstamo; y cualquier otra documentación necesaria a efectos de formalizar e implementar esta negociación.

c) **CONSIDERAR Y RESOLVER SOBRE LA AUTORIZACIÓN PARA SUSCRIBIR UN PRESTAMO A INTERES HASTA POR LA CANTIDAD DE SEIS MIL TRESCIENTOS MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 6.300.000.000,00) CON BANESCO BANCO UNIVERSAL, C.A.**

Los Sres. **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA** informaron a la Junta Directiva que era conveniente a los negocios de la empresa, solicitar un **PRESTAMO A INTERES** con **BANESCO BANCO UNIVERSAL, C.A.** hasta por la cantidad de **SEIS MIL TRESCIENTOS MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 6.300.000.000,00).**

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a los Sres. **LUIS EMILIO VELUTINI, HORACIO VELUTINI SOSA y LUIS CARLOS SERRA,** para que conjunta o separadamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos de obtener el préstamo antes indicado ante **BANESCO BANCO UNIVERSAL, C.A.,** hasta por la cantidad de **SEIS MIL TRESCIENTOS MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 6.300.000.000,00)**, a **CIENTO OCHENTA (180) DIAS** contados a partir de la fecha de liquidación del referido préstamo. En caso de ser necesario, los Directores quedan facultados para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar las garantías necesarias a efectos de garantizar el cumplimiento de las obligaciones que se contraerán en virtud del referido préstamo.

d) **CONSIDERAR Y RESOLVER SOBRE LA EMISIÓN DE OBLIGACIONES NOMINATIVAS, HASTA POR LA CANTIDAD DE VEINTE MIL MILLONES DE BOLÍVARES SIN CÉNTIMOS (Bs. 20.000.000.000,00).**

El Presidente, Sr. **LUIS EMILIO VELUTINI,** recordó a los asistentes que la Asamblea General Extraordinaria de Accionistas celebrada en fecha 12 de Noviembre de 2004, autorizó la emisión de cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de **SETENTA Y CINCO MILLONES DE**

DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CERO CENTAVOS (US$ 75.000.000,00), o su equivalente en Bolívares, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.

De acuerdo con el mandato recibido de dicha Asamblea de Accionistas, el Sr. **LUIS EMILIO VELUTINI** propuso que esta Junta Directiva acordara realizar la emisión de hasta **VEINTE MIL MILLONES DE BOLÍVARES SIN CÉNTIMOS (Bs. 20.000.000.000,00)** de Obligaciones Garantizadas al Tenedor Legítimo, emitidos por la empresa.

El Sr. **LUIS EMILIO VELUTINI,** continuó con su exposición e indicó que se hacía necesario establecer los términos y condiciones de esta emisión de Obligaciones Garantizadas al Tenedor Legítimo, de la siguiente manera:

a) **Características**: Obligaciones Nominativas. Estas Obligaciones estarán totalmente garantizadas con Hipotecas, hasta por la cantidad de **TREINTA Y DOS MIL NOVENTA Y OCHO MILLONES OCHENTA Y CINCO MIL QUINIENTOS OCHENTA Y NUEVE BOLIVARES SIN CÉNTIMOS (Bs. 32.098.085.589,00).**

b) **Monto**: La cantidad de **VEINTE MIL MILLONES DE BOLIVARES SIN CÉNTIMOS (Bs. 20.000.000.000,00)**, a un plazo de tres (3) años, contados a partir de la fecha de emisión de cada serie, con pago de capital al vencimiento.

c) **Sustitución de la Garantía: F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** se reserva el derecho de reemplazar, a su discreción, la garantía establecida, previa autorización del Tenedor Legítimo.

d) **Precio de Colocación**: El precio de la colocación se hará a descuento.

e) **Destino de los fondos**: Los fondos provenientes de la emisión de las obligaciones nominativas serán utilizados para contribuir a la adaptación del perfil de vencimiento de pasivos, así como la disminución de costos financieros.

f) **Rendimiento**: La tasa de interés y/o rendimiento efectivo que devengará el título será equivalente a un porcentaje de la Tasa Activa de Mercado (TAM), vigente al momento de la emisión.

g) **Rescates Extraordinarios:** FVI, Fondo de Valores Inmobiliarios, S.A.C.A. se reserva el derecho de redimir total o parcialmente la serie emitida, a partir del final del primer año de la fecha de emisión y en la fecha de pago de los cupones.

h) Se designa a **FONDO COMÚN, BANCO UNIVERSAL, C.A.** como agente que se encargará de revisar y fijar la tasa de rendimiento trimestral del período correspondiente en función de la Tasa Activa de Mercado (TAM) vigente para el día de la fijación.

Finalmente, el Sr. **LUIS EMILIO VELUTINI** propuso delegar en el ciudadano **HORACIO VELUTINI SOSA** la facultad de fijar la fecha de la emisión y los términos particulares de la garantía, así como monto, plazo y rendimiento de la serie que se emita, cualesquiera otros elementos que resulten procedentes y suscribir cualquier documento público o privado que fuere necesario para llevar a cabo los fines de la presente autorización.

Seguidamente, los Miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron al Director **HORACIO VELUTINI SOSA**, antes identificado, miembro de la Junta Directiva, para que realice todos los trámites necesarios y suscriba los documentos requeridos a efectos de concretar la emisión de Obligaciones Garantizada al Tenedor Legítimo, en los términos y condiciones antes señalados; quedando expresamente entendido que de utilizarse la totalidad del monto autorizado a emitir mediante esta Junta Directiva, de hasta por la cantidad de **VEINTE MIL MILLONES DE BOLIVARES SIN CÉNTIMOS (Bs. 20.000.000.000,00),** quedaría un cupo autorizado por la Asamblea General Extraordinaria de Accionistas del doce (12) de Noviembre de 2.004, indicada ut-supra.

En caso de ser necesario, el Director antes indicado queda suficientemente facultado para que, gestione, negocie y suscriba cualquier documento, incluso de renovación de la obligación y ampliación de plazos, así como para cualquier cambio de los términos y condiciones de la emisión de Obligaciones garantizados al Tenedor Legitimo aquí autorizada.

Para finalizar, la Junta Directiva delegó en cualesquiera de los presentes la facultad de emitir certificaciones del Acta correspondiente a la presente reunión de Junta Directiva. No habiendo más asuntos que tratar, se levantó la reunión. Terminó, se leyó y conformes firman:

LUIS EMILIO VELUTINI **HORACIO VELUTINI SOSA**

MASHUD MEZERHANE **PEDRO LOPEZ**

CARLOS ACOSTA **LUIS DELGADO LUGO**

LUIS CARLOS SERRA **JUAN ANDRES WALLIS**

FONDO VALORES INMOBILIARIOS S.A.C.A.

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

HELD ON APRIL FOURTH (4TH.), 2.006

In the city of Caracas, Venezuela, on April fourth (4th), 2006, Messrs. LUIS **EMILIO VELUTINI**, PRESIDENT, **HORACIO VELUTINI SOSA, LUIS DELGADO LUGO, MASHUD MEZERHANE, CARLOS ACOSTA** and **PEDRO LOPEZ**, PRINCIPAL DIRECTORS; **LUIS CARLOS SERRA,** ALTERNATE DIRECTOR and **JUAN ANDRES WALLIS,** Secretary of the Board of Directors mat at 8:00 a.m., in the offices of the company located on Venezuela Avenue, El Saman Building, 8th Floor, El Rosal, Caracas, Venezuela, to hold a Meeting of the Board of Directors.

The issues of the Agenda for this Meeting were:

FIRST: READING OF THE MINUTES OF THE PREVIOUS BOARD MEETING.

SECOND: REPORT FROM THE PRESIDENT OF THE COMPANY

THIRD: STATUS OF PASEO EL HATILLO, REGARDING VISITORS AND OTHER ASPECTS.

FOURTH: STATUS OF TOLON FASHION MALL, REGARDING VISITORS AND OTHER ASPECTS. GROWTH POSSIBILITY.

FIFTH: COMPANY BUDGET STATUS.

SIXTH: INFORMATION ON INDEBTEDNESS AND CASH FLOW OF THE COMPANY.

SEVENTH: PROPOSED SCHEDULE FOR BOARD MEETINGS.

EIGHTH: MISCELLANEOUS.

The Meeting was presided by **LUIS EMILIO VELUTINI**, who declared that the Meeting of the Board of Directors was legitimately held in order to consider the issues of the agenda, as follows:

FIRST: READING OF THE MINUTES OF THE PREVIOUS BOARD MEETING.

Mr. **LUIS EMILIO VELUTINI,** President of the company, read out loud the Minutes of the Meetings of the Board of Directors held on March seventh (07th) and March twenty three (23), 2006 respectively, the first one called and held in the

offices of the company located on the 8th Floor of El Saman Building, El Rosal, Caracas at 8:30 a.m., and the second one over the phone in accordance to the by-laws of the company.

After careful consideration by the Board of Directors regarding the approval of such Minutes, they were unanimously approved, agreeing to their insertion in the corresponding Minutes Book.

<u>SECOND</u>: <u>REPORT FROM THE PRESIDENT OF THE COMPANY.</u>

Mr. **LUIS EMILIO VELUTINI**, President of the company informed about the Tolón II project, to be developed in the lots adjacent to the Tolón Fashion Mall.

The development of the negotiations indicate a partnership in a business to purchase two lots located between the Copérnico and New York Streets, Las Mercedes, in order to extend the retail are of the Tolon Fashion Mall, a development of an apartment building and possible a boutique type Hotel.

The terms of the negotiations are as follow:

a) Cost of Lot No. 1: Bs. 15 milliards.

b) Purchase: Bridge loan using FVI as a vehicle, to be paid in a term of 180 days, at a rate of 80% of the Market Loan Rate.

c) Invaca or Desarollos Extrados shall acquire 100% of the shares of the company that owns Lot No. 1, for an amount of Bs. 15 milliards.

d) The company applies for a loan and purchases Lot No. 2, for Bs. 10 milliards.

e) Estimated amount of the project: Bs. 65 milliards

f) Financing: Bs. 90 milliards

g) The company that shall develop the project shall have two partners, whose interests shall be distributed as follows:

- Invaca or Desarrollos Extrados shall have 75 %;
- The group represented by Mr. Samuel Levy the other 25%.

h) Contributions: Each party shall contribute 10% of the total amount of investment.

i) Estimated construction/sellable area: 24,000 M2; approximately.

j) Retail spaces will be leased and apartments shall be optioned during construction, thus reducing the need for a loan.

After careful consideration of the matter at hand, the Board stated its conformity therewith and thus approved the proposed business strategy, authorizing **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately, to do all that may be necessary, in order to design and implement the legal structure to be executed, as well as to sign any public or private instrument that may be required, in order to formalize the development of the above lots, in the term and conditions most beneficial for the company; with powers to negotiate, handle and sign any Stockholders, partnership, joint venture agreements; contribution of interests, trust agreements, loans or lines of credit, being empowered to sign any document for the renovation of the obligation, extension of the term and to grant guarantees that may be considered convenient by the financial institution in order to secure the compliance with the obligation to be undertaken through this loan; as well as any other document necessary in order to formalize and implement this negotiation.

THIRD: STATUS OF PASEO EL HATILLO, REGARDING VISITORS AND OTHER ASPECTS.

Mr. **LUIS EMILIO VELUTINI**, made a presentation on Paseo El Hatillo La Lagunita, indicating the number of visitors and the sales report. The Board expressed conformity with the statements made in such presentation.

FOURTH: STATUS OF TOLON FASHION MALL, REGARDING VISITORS AND OTHER ASPECTS.

Mr. **LUIS EMILIO VELUTINI**, made a presentation on Tolon Fashion Mall, indicating the number of visitors and the sales report. The Board expressed conformity with the statements made in such presentation.

FIFTH: COMPANY BUDGET STATUS.

Mr. **LUIS EMILIO VELUTINI**, informed that the budget of the company was being drafted at such time.

SIXTH: **COMPANY'S INDEBTEDNESS AND CASH FLOW SITUATION.**

Mr. **LUIS EMILIO VELUTINI** made a presentation on the indebtedness and cash flow situations of the company, making an explanation on the company's financial situation.

The Board after careful consideration in the matter submitted stated its conformity therewith.

SEVENTH: **PROPOSED SCHEDULES FOR BOARD MEETINGS.**

The member of the Board proposed that their Meetings be held on the first Monday of every month. In case of a holiday, it would be automatically postponed to the following Monday.

EIGHTH: **MISCELLANEOUS**

a) Mr. **LUIS EMILIO VELUTINI**, informed that he is considering sign a mandate with BANCO DE VENEZUELA, in order to apply for a loan in US dollars for US$ 10 mm, at the official exchange rate of the Bolivarian Republic of Venezuela, which would be invested in a project in the Dominican Republic, and thus begin the international regional growth of the company.

The members of the Board of Directors stated their conformity therewith, authorizing **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately to do all actions and act in al procedures that may be necessary, in order to design and implement the legal structure to be executed, as well as to sign any public or private documents that may be required for the development of the lots of land indicated, in the terms and conditions that may be more beneficial to the company; with express powers to negotiate, handle and sign any Stockholders, partnership, joint venture agreements; contribution of interests, trust agreements, loans or lines of credit, being empowered to sign any document for the renovation of the obligation, extension of the term and to grant guarantees that may be considered convenient by the financial institution in order to secure the compliance with the obligation to be undertaken through this loan; as well as any other document necessary in order to formalize and implement this negotiation.

b) Mr. **LUIS EMILIO VELUTINI**, stated that conversations regarding the development of the second stage of the Centro San Ignacio had continued forward. The members of the Board of Directors stated their conformity therewith, authorizing **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA**, acting jointly or separately to do all actions and act in al procedures that may be necessary, in order to design and implement the legal structure to be executed, as well as to sign any public or private documents that may be required for the development of the lots of land indicated, in the terms and conditions that may be more beneficial to the company; with express powers to negotiate, handle and sign any Stockholders, partnership, joint venture agreements; contribution of interests, trust agreements, loans or lines of credit, being empowered to sign any document for the renovation of the obligation, extension of the term and to grant guarantees that may be considered convenient by the financial institution in order to secure the compliance with the obligation to be undertaken through this loan; as well as any other document necessary in order to formalize and implement this negotiation.

c) **TO CONSIDER AND DECIDE ON THE AUTHORIZATION TO APPLY AND SUBSCRIBE AN INTEREST LOAN AGREEMENT FOR SIX THOUSAND THREE HUNDRED MILLION BOLIVARS (Bs. 6.300.000.000,00) WITH BANESCO BANCO UNIVERSAL, C.A.**

Messrs. **LUIS EMILIO VELUTINI** and **HORACIO VELUTINI SOSA** informed the Board that it was convenient for business, to apply for an **INTEREST LOAN** with **BANESCO BANCO UNIVERSAL, C.A.** for **SIX THOUSAND THREE HUNDRED MILLION BOLIVARS (Bs. 6.300.000.000,00).**

The members of the Board, after careful consideration of the issue at hand stated their conformity therewith, and thus authorized **LUIS EMILIO VELUTINI, HORACIO VELUTINI SOSA** and **LUIS CARLOS SERRA CARMONA,** acting jointly or separately, to perform all actions necessary and to sign any documents required to obtain the aforementioned loan with **BANESCO BANCO UNIVERSAL, C.A.** for **SIX THOUSAND THREE HUNDRED MILLION**

BOLIVARS (Bs. 6.300.000.000,00), for a term of **ONE HUNDRED EIGHTY (180) DAYS** as of the date of disbursement of such loan. If necessary, the Directors are empowered to sign any document necessary for the renovation of the obligation, extension of term and to grant guarantees to secure the obligations undertaken under this loan

d) **<u>TO CONSIDER AND DECIDE ON THE ISSUANCE OF REGISTERED OBLIGATIONS OR SECURITIES FOR AN AMOUNT OF TWENTY THOUSAND MILLION BOLIVARS (Bs. 20.000.000.000,00).</u>**

The President, Mr. **LUIS EMILIO VELUTINI,** reminded those present that the General Extraordinary Stockholders Meeting held on November 12, 2004, authorized the issuance of any type of obligations, convertible securities, bonds, commercial papers, derivatives, participation titles or certificates for **SEVENTY FIVE MILLION AMERICAN DOLLARS (US$ 75,000,000.00)**, or its equivalent in Bolivars, in the terms and conditions as approved by the Board of Directors of the company, and according to the provisions of the Capital Market Law.

According to such mandate, Mr. **LUIS EMILIO VELUTINI** proposed to this Board the authorization to issue an amount of **TWENTY THOUSAND MILLION BOLIVARS (Bs. 20.000.000.000,00)** in Secured Obligations to the Bearer, issued by the company.

Mr. **LUIS EMILIO VELUTINI,** continued by indicating that it was necessary to determine the terms and conditions of this issue of secured obligations to the Legitimate Bearer, as follows:

a) **<u>Characteristics</u>:** Registered Obligations. These shall be fully guaranteed with mortgages for **THIRTY TWO THOUSAND NINETY EIGHT MILLION EIGHTY FIVE THOUSAND FIVE HUNDRED EIGHTY NINE BOLIVARS (Bs. 32.098.085.589,00).**

b) **<u>Amount</u>:** The amount of **TWENTY THOUSAND MILLION BOLIVARS (Bs. 20.000.000.000,00),** in a term of three (3) years, as of the issuance date of each series, with payment of principal at maturity.

c) **Replacement of Collateral**: **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** reserves the right to replace, at its discretion, the above guarantee, with previous authorization from the Legitimate Bearer.

d) **Price of Placem ent**: The price of placement shall be at discount.

e) **Destination of Funds**: The funds from the issuance of the registered obligations shall be used to the contribution to the adaptation of the liability maturity profile, as well as to the reduction of financial costs.

f) **Yield**: The effective interest and/or yield rate that these securities shall earn shall be equal to a percentage of the Market Loan Rate (TAM), in force at the time of the issue.

g) **Extraordinary Recalls:** FVI, Fondo de Valores Inmobiliarios, S.A.C.A. reserves the right to recall the issue all or in part, as of the end of the first year from the date of the issue, and on the date of payment of the coupons.

h) **Registration with the Caracas Stock Exchange**: The obligations shall be registered with the Caracas Stock Exchange.

i) **FONDO COMUN BANCO UNIVERSAL, C.A.** is hereby appointed as the agent in charge of reviewing and setting pertaining the quarterly yield rate based on the Market Loan Rate in force on such date.

Mr. **LUIS EMILIO VELUTINI** proposed to delegate on any two (2) members of the Board of Directors, acting jointly, the powers to establish the dates of the issuance and the particulars of the guarantees, as well as, amount, term and yield of each series issued, and any other applicable element, and to sign any public or private document as may be necessary for the purpose of this authorization.

The members of the Board after careful consideration of the matter at hand stated their conformity therewith and thus authorized **HORACIO VELUTINI SOSA**, identified above, a member of the Board of Directors to take all action necessary and to sign any document required in order any two (2) members of the Board, acting jointly, to perform and sign all documentation required to proceed with the

issuance of the Obligations guaranteed to the Bearer, in the above terms and conditions; being expressly understood that if the full amount authorized to be issued by this Board of Directors, that is of TWENTY THOUSAND MILLION BOLIVARS (Bs. 20.000.000.000,00), a small amount would be left from the amount authorized by the General Extraordinary Stockholders Meeting held on November twelfth (12th), 2004 as indicated above.

If necessary, the above Directors are hereby authorized, acting jointly or separately, to manage, negotiate and sign any document, including for the renovation of the obligation, extension of the term, as well as any other change to the terms and conditions of the issuance of the Obligations guaranteed to the Legitimate Bearer, as indicated herein.

To conclude, the Board delegated and authorized any of those present to issue any certification of the corresponding Minutes of this Meeting. Having no further matter to discuss, the Meeting was adjourned. Having the proceedings concluded, the record and minutes were read, and all those present in conformity sign:

LUIS EMILIO VELUTINI **HORACIO VELUTINI SOSA**

MASHUD MEZERHANE **PEDRO LOPEZ**

CARLOS ACOSTA **LUIS DELGADO LUGO**

LUIS CARLOS SERRA **JUAN ANDRES WALLIS**

FONDO VALORES
INMOBILIARIOS S.A.C.A.

ACTA DE JUNTA DIRECTIVA DE LA EMPRESA

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

CELEBRADA EN FECHA QUINCE (15) DE MAYO DE 2.006

En la ciudad de Caracas, República Bolivariana de Venezuela, el día quince (15) de Mayo de 2.006, se reunieron a las 3:00 p.m., en la sede de la empresa ubicada en la Avenida Venezuela, Edificio El Samán, Piso 8, Urbanización El Rosal, para llevar a cabo una reunión de Junta Directiva de la compañía, los señores: **LUIS EMILIO VELUTINI**, en su carácter de PRESIDENTE, **HORACIO VELUTINI SOSA, LUIS GARCIA MONTOYA, LUIS DELGADO LUGO, MASHUD MEZERHANE, CARLOS ACOSTA** y **PEDRO LOPEZ**, en su carácter de DIRECTORES PRINCIPALES; **LUIS CARLOS SERRA** y **ALVAR NELSON ORTIZ**, en su carácter de DIRECTORES SUPLENTES, **JUAN ANDRES WALLIS**, Consultor Jurídico, **LUIS ANDRES GUERRERO ROSALES**, Representante Judicial y **LOLA M. OSORIO S.**, por invitación que le fuera extendida.

Una vez verificada la presencia de los Directores anteriormente mencionados, se designó como Secretaria de la Junta Directiva a la abogado **LOLA M. OSORIO S.**, quien comenzará sus funciones a partir de la presente fecha.

Presidió la reunión el Sr. **LUIS EMILIO VELUTINI**, quien declaró la Junta Directiva válidamente constituida a efectos de deliberar y decidir sobre los puntos contenidos en el Orden del Día, a saber:

Los Puntos del Orden del Día objeto de la reunión fueron los siguientes:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA ANTERIOR.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA.

TERCERO: INFORME SOBRE LA IMPLEMENTACIÓN DEL STOCK OPTION PLAN.

CUARTO: INFORME SOBRE LOS AVANCES DE LA NEGOCIACION TOLON II.

QUINTO: PRESENTACION SOBRE POSIBLE NEGOCIACION HATILLO II.

SEXTO: PRESENTACION SOBRE POSIBLE NEGOCIACION EN REPUBLICA DOMINICANA.

SEPTIMO: INFORME SOBRE LA APROBACION Y REGISTRO DE ADR'S ANTE LA BOLSA DE VALORES DE CARACAS.

OCTAVO: VARIOS.

Seguidamente se procedió a tratar los puntos indicados en la Convocatoria, a saber:

PRIMERO: LECTURA DEL ACTA DE JUNTA DIRECTIVA CELEBRADA EL CUATRO (04) DE ABRIL DE 2006

El Presidente de la empresa, Sr. **LUIS EMILIO VELUTINI**, procedió a dar lectura al Acta de Junta Directiva de la empresa celebrada en fecha cuatro (04) de Abril de 2.006, convocada y realizada en la sede de la compañía ubicada en el Piso 8, Edificio El Samán, Avenida Venezuela de la Urbanización El Rosal, Caracas, a las 8:30 a.m.

Seguidamente, fue sometido a la consideración de la Junta Directiva la aprobación o improbación del Acta de junta directiva antes indicada, la cual fue aprobada por unanimidad de los presentes, acordándose su trascripción en el Libro de Actas correspondiente.

SEGUNDO: INFORME QUE PRESENTA EL PRESIDENTE DE LA EMPRESA

a) Estrategia competitiva

El Presidente de la empresa, Sr. **LUIS EMILIO VELUTINI,** realizó una breve explicación sobre la filosofia CANOP, actualmente aplicada como política interna, con relación a la necesidad de:

- Mantener los niveles adecuados de liquidez.
- Las nuevas emisiones de deuda en mercado de capital serán para mejorar perfiles de vencimiento, costos y optimización de nuestra estructura capital
- Cada proyecto debe autofinanciarse sin comprometer el flujo de caja Corporativo.

b) Estrategia financiera para el año 2006

El Sr. **LUIS EMILIO VELUTINI** continuó su exposición con relación a la estrategia financiera a ser implementada por la compañía para el año 2006, presentando las previsiones que serán tomadas frente a los diferentes escenarios, así como las estrategias a seguir.

c) Visión de país a corto plazo 2006 - 2007

Seguidamente, el Sr. **LUIS EMILIO VELUTINI** expuso sobre la visión del país a corto plazo, específicamente los años 2006 – 2007, concluyendo que, por ahora, hay buenas perspectivas de inversión y continuidad corporativa.

d) Análisis de la deuda Consolidada

Continuó su exposición el Presidente de la empresa realizando un análisis de la deuda consolidada en bolívares, presentando a detalle la deuda a corto y largo plazo, y la caja de la compañía. En este sentido informó que la deuda se encuentra dividida en tres (3) segmentos, FVI, Retail y LOP, realizando un desglose de la misma, de la siguiente manera:

- **FVI**:

- El total de la deuda a corto plazo asciende a la cantidad de BS. 10.015.000.000, a una tasa de interés promedio del 12,5%.
- Se encuentran colocados papeles comerciales por la cantidad de Bs. 50.000.000.000, a la tasa del 11,5%;
- El total de la deuda a largo plazo es de la cantidad de BS. 121.850.000.000, a una tasa de interés promedio del 12,3%.
- El total general de la deuda de FVI, corto y largo plazo, asciende a la cantidad de Bs. 181.865.000.001, a la tasa del 12,1%.
- A la fecha de hoy, se encentra en caja la cantidad de Bs. 69.307.883.455.
- La deuda neta de FVI es de la cantidad de Bs. 112.557.116.545.

- **Retail – Centros Comerciales**:

- La deuda neta es de la cantidad de BS. 82.635.927.142, a una tasa de interés de 13,1%.

- **LOP - Oficinas**:

- La deuda neta es de la cantidad de BS. 16.146.398.513, a una tasa de interés de 13,1%.

De igual manera, el Sr. **LUIS EMILIO VELUTINI** indicó a los presentes que se dió inicio a proceso de conversión de la deuda corto plazo a mediano o largo plazo; e informó que se están adelantando las gestiones ante el Ministerio de Turismo para que los Centros Comerciales sean calificados como destino turístico, con el objeto de lograr créditos especiales en esta materia, a la tasa cercana al 12,25% anual y a un plazo de 20 años.

e) Performance de los Centros Comerciales

Para finalizar su exposición, el Sr. **LUIS EMILIO VELUTINI** realizó una presentación sobre los tres (3) Centros Comerciales: Tolón Fashion Mall, CSI y Paseo El Hatillo La Lagunita, realizando un análisis de su renta e informando lo siguiente:

- **CSI**:
- Ocupación: 90,4 %
- Ingreso (US$) x M2: 37,50
- Ebitda - 2006 e (*) :2.179,11
- Deuda (*): 9.056,60
- Intereses (*): 1.021,58
- F00 (*): 1.157,52
- Ebitda/INTS (*): 2,13 x

(*) en US$ miles

- **TOLON FASHION MALL**:
- Ocupación: 99,1 %
- Ingreso (US$) x M2: 32,54
- Ebitda - 2006 e (*) :6.030,21
- Deuda (*): 22.750,00
- Intereses (*): 3.089,45
- F00 (*): 2.940,76
- Ebitda/INTS (*): 1,95 x

(*) en US$ miles

- **PASEO EL HATILLO LA LAGUNITA:**
- Ocupación: 70,0 %
- Ingreso (US$) x M2: 26,65
- Ebitda - 2006 e (*) :4.074,65
- Deuda (*): 14.678,53
- Intereses (*): 2.128,39
- F00 (*): 1.946,27
- Ebitda/INTS (*): 1,91 x

(*) en US$ miles

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, aprobándose por unanimidad de los presentes el Informe presentado por el Presidente.

TERCERO: INFORME SOBRE LA IMPLEMENTACIÓN DEL STOCK OPTION PLAN

El Sr. **LUIS EMILIO VELUTINI**, informó a los presentes sobre el avance de la implementación del Plan de Opciones de Compra de Acciones de la empresa por parte de los empleados, ejecutivos, directores, asesores, contratistas y relacionados de la empresa, el cual fue aprobado en la Asamblea Extraordinaria de Accionistas celebrada el diez (10) de abril de 2005 y haciendo seguimiento a lo acordado en las Juntas Directivas celebradas en fecha 22 de Julio y cuatro (04) de Octubre de 2005, respectivamente, en las cuales se aprobaron los términos y condiciones para la implementación de este Plan, los avances son los siguientes:

- En fecha 11 de mayo de 2006 fue celebrada reunión con directivos de Banesco, Banco Universal, a objeto de formalizar las negociaciones para la implementación de este Plan, en las mejores condiciones de mercado, a través de un financiamiento bancario a cada uno de los empleados, no mayor al 15% de sus ingresos anuales.

- Constituir el fideicomiso acordado al cual se le aportará hasta la cantidad de 1.315.789 ADR'S ó su equivalente en acciones del FVI.
- Como garantía se otorgarán las mismas acciones de la empresa, y el FVI actuará como co-garante de esta obligación.
- Se mantienen las mismas restricciones de venta aprobadas en las Juntas Directivas de fecha 22 de julio y cuatro (04) de Octubre de 2005.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado y en consecuencia, acordaron por unanimidad ratificar la autorización a los Sres. **LUIS EMILIO VELUTINI y HORACIO VELUTINI SOSA**, para que conjunta o separadamente, gestionen y suscriban todos los documentos públicos o privados, relacionados con la implementación del plan de opciones de acciones para el personal, gerentes, ejecutivos, directores, asesores contratistas y relacionados de la empresa; quedando suficientemente autorizados para gestionar y/o suscribir todos los documentos públicos o privados que estimen necesarios ante las entidades públicas y privadas, nacionales o extranjeras, a fin de garantizar la formalización del plan antes señalado, en cumplimiento del mandato otorgado por la Asamblea General de Accionistas de la empresa celebrada el diez (10) de abril de 2005 y en las Juntas Directivas de la empresa celebradas en fecha 22 de Julio y cuatro (04) de Octubre de 2005; con facultades para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar en representación de la empresa todas las garantías que considere necesarias la institución financiera a efectos de avalar el cumplimiento de las obligaciones que se contraerán en virtud de la implementación del referido Plan.

CUARTO: INFORME SOBRE LOS AVANCES DE LA NEGOCIACION TOLON II

El Presidente de la empresa, Sr. **LUIS EMILIO VELUTINI,** informó sobre el avance de las negociaciones para la adquisición de la parcela de terreno adyacente al Tolón Fashion Mall, ubicada entre la Avenida Copérnico y la Calle California de la Urbanización Las Mercedes, y desarrollar sobre ésta un inmueble destinado a área

comercial, apartamentos de vivienda y servicio de estacionamiento, para lo cual se adelantan conversaciones con los socios de Desarrollos Extrados, C.A. (Pablo Ceballos y otros) para que participen en este negocio en forma conjunta con la empresa. Adicionalmente, el Sr. **LUIS EMILIO VELUTINI** informó que se adelantan conversaciones con Seguros Altamira y el Sr. Samy Levy, para invitarlos a participar y asociarse en este negocio, hasta en un 25%.

Seguidamente, el Sr. **LUIS EMILIO VELUTINI** informó que el proyecto Tolón II tiene un área total comercializable de 12.362 M2, cuyas características son las siguientes:

- Área de la Parcela:	3.091,65 M2, *aproximadamente.*
- Área de ubicación	1.700 M2
- Área comercial:	3.632 M2
- Área de vivienda:	8,730 M2, distribuidos en 88 unidades de vivienda de 97 M2 cada una.
- Terrazas:	500 M2
- Estacionamiento:	180 unidades de puestos de estacionamiento
- Otros:	Se ha planteado la conexión física con el Tolón Fashion Mall y ampliación del numero de puestos de estacionamientos vehiculares de la zona.

Posteriormente, el Sr. **LUIS EMILIO VELUTINI** realizó una presentación del anteproyecto de arquitectura contentivo de esquemas de plantas y su detalle individualizado por área comercial, de vivienda y estacionamiento, metros cuadros de áreas comercializables y corte de volumetría. De igual manera, indicó que los costos de inversión se estiman en la cantidad de Bs. 58.044.795.000,00, distribuidos de la siguiente manera:

- Terreno:	Bs. 16.000.000.000,00
- Costo Construcción:	Bs. 50.000.000.000,00 (para un área bruta de 27.625,70 M2), en el entendido que estos costos no incluyen proyecto ni costos financieros. Se han adelantado

negociaciones con Banesco, Banco Universal para el otorgamiento de este crédito.

El Sr. **LUIS EMILIO VELUTINI** continuó con su exposición señalando que el total valor comercial sería de la cantidad de Bs. 101.404.900.000,00, distribuidos de la siguiente manera:

- Vivienda (8.730 M2 x 5.830.000 Bs/M2): Bs. 50.895.900.000,00
- Comercio (3.632 M2 x 13.250.000 Bs/M2): Bs. 48.124.000.000,00
- Estacionamiento (180 puestos x 13.250.000 Bs/M2): Bs. 2.385.000.000,00

Para finalizar esta exposición, el Sr. **LUIS EMILIO VELUTINI** informó que con este proyecto se ampliaría la capacidad de estacionamiento vehicular en la zona, para disponer de un total aproximado de 1.300 puestos de estacionamiento vehiculares adicionales a los 180 del proyecto Tolón II, con posibilidad de una conexión física interna, y distribuidos de la siguiente manera:

- SADEL: 400 puestos vehiculares.
- Tolón Fashion Mall: 900 puestos vehiculares.

La inversión de este proyecto se encuentra estimada en Bs. 20 millardos, aproximadamente, la cual sería realizada directamente por la empresa **DESARROLLOS EXTRADOS, C.A.**

Seguidamente, los miembros de la Junta Directiva una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron suficientemente a los Directores de la empresa, señores **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para que actuando conjunta o separadamente, realicen todas las gestiones y trámites necesarios, con el objeto de diseñar e implementar la estructura jurídica a ser ejecutada, así como suscribir todos los documentos públicos o privados requeridos a efectos de formalizar el desarrollo del proyecto antes señalado, en los términos y condiciones más beneficiosos para la empresa; con facultades expresas para negociar, gestionar y suscribir acuerdos de accionistas, contratos de cuentas en participación, documentos de aporte de

derechos, contratos de fideicomisos, préstamos o lineas de crédito, con facultades para firmar cualquier documento de renovación de la obligación, ampliación del referido plazo y otorgar todas las garantías que considere necesarias la institución financiera a efectos de avalar el cumplimiento de las obligaciones que se contraerán en virtud del referido préstamo; y cualquier otra documentación necesaria a efectos de formalizar e implementar esta negociación.

QUINTO: PRESENTACION SOBRE POSIBLE NEGOCIACION HATILLO II

El Sr. **LUIS EMILIO VELUTINI**, realizó una presentación sobre la negociación para la adquisición del lote de terreno adjunto al Centro Empresarial Lagunita, situado frente a la Calle La Lagunita y Avenida Sur de la Urbanización La Lagunita, el cual consta de un área total aproximada de 5.921,10 M2, con zonificación C-2, con el objeto de desarrollar un proyecto comercial vecinal en ese inmueble.

Continuó con su exposición e indicó que el porcentaje de construcción (175% del área de la parcela) es de 10.361,93 M2, aproximadamente.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, autorizando suficientemente a los señores **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para continuar las negociaciones relacionadas a este tema.

SEXTO: PRESENTACION SOBRE POSIBLE NEGOCIACION EN REPUBLICA DOMINICANA

El Sr. **LUIS EMILIO VELUTINI**, realizó una presentación sobre las potenciales oportunidades de negocio en República Dominicana, específicamente en el área de Centros Comerciales. En este sentido, indicó que en ese país existen lo que se denominan "plazas" o centros comerciales de distintos perfiles, todos de diferentes escalas y niveles de calidad, haciendo especial mención de que solo 2 ó 3 de ellos apuntan a nivel cercano conocido como "high end"; en el entendido que ninguno llega a ser un Centro Comercial con las características que hacen conocerlos en el mercado como triple A, ni tampoco logran conseguir satisfacer totalmente el gusto de la demanda.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, autorizando suficientemente a los señores **LUIS EMILIO VELUTINI** y **HORACIO VELUTINI SOSA**, para continuar las negociaciones relacionadas a este tema.

SEPTIMO: INFORME SOBRE LA APROBACION Y REGISTRO DE ADR'S ANTE LA BOLSA DE VALORES DE CARACAS

El Sr. **LUIS EMILIO VELUTINI**, informó a la Junta Directiva sobre la aprobación y posterior registro de ADR'S ante la Bolsa de Valores de Caracas.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado.

OCTAVO: VARIOS

A) **CONSIDERAR Y RESOLVER SOBRE LA EMISIÓN DE OBLIGACIONES QUIROGRAFARIAS HASTA POR LA CANTIDAD DE CINCUENTA MIL MILLONES DE BOLÍVARES CON 00/100 CENTIMOS (Bs. 50.000.000.000,00).**

El Presidente, Sr. **LUIS EMILIO VELUTINI**, recordó a los asistentes que la Asamblea General Extraordinaria de Accionistas de la empresa celebrada en fecha once (11) de Noviembre de 2005, autorizó la emisión de cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de **DOSCIENTOS MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 200.000.000.000,00)**, o su equivalente en Bolívares, en los términos y condiciones que apruebe la Junta Directiva de la compañía y de conformidad con lo establecido en la Ley de Mercado de Capitales. De acuerdo con el mandato recibido de dicha Asamblea de Accionistas, el Sr. **LUIS EMILIO VELUTINI**, propuso que esta Junta Directiva acordara realizar la emisión de hasta **CINCUENTA MIL MILLONES DE BOLÍVARES CON 00/100 CENTIMOS (Bs. 50.000.000.000,00)** de Obligaciones Quirografarias.

El Sr. **LUIS EMILIO VELUTINI**, continuó con su exposición e indicó que se hacia necesario que la Junta Directiva acordara los términos y condiciones de esta emisión de obligaciones quirografarias, de la siguiente manera:

a) <u>**Caracteristicas**</u>: Obligaciones Quirografarias no convertibles en acciones y emitidas al portador, hasta por la cantidad de **CINCUENTA MIL MILLONES DE BOLIVARES CON 00/100 CENTIMOS (BS. 50.000.000.000,00).**

b) <u>**Monto**</u>: La cantidad de **CINCUENTA MIL MILLONES DE BOLIVARES CON 00/100 CENTIMOS (BS. 50.000.000.000,00)**, a un plazo de **CINCO (5) AÑOS**, contados a partir de la fecha de la emisión de la serie, con pago de capital al vencimiento.

c) <u>**Destino de los fondos**</u>: Los fondos provenientes de la emisión de las obligaciones quirografarias serán utilizados para contribuir a la adaptación del perfil de vencimiento de pasivos, así como la disminución de costos financieros.

d) <u>**Rescates Extraordinarios:**</u> FVI, Fondo de Valores Inmobiliarios, S.A.C.A. se reserva el derecho de redimir total o parcialmente la serie emitida, a partir del final del primer año de la fecha de emisión y en la fecha de pago de los cupones.

e) <u>**Inscripción en la Bolsa de Valores de Caracas**</u>: Las respectivas emisiones de obligaciones podrán ser inscritas en la Bolsa de Valores de Caracas.

f) <u>**Representante Común Provisional de los Obligacionistas**</u>: Se designa a **BANESCO, BANCO UNIVERSAL** como Representante Común Provisional de los Obligacionistas, percibiendo una remuneración de hasta la cantidad de **SEIS MILLONES DE BOLIVARES CON 00/100 CENTIMOS (BS. 6.000.000,00)**, anuales. Esta designación no es de carácter exclusivo.

Finalmente, el Sr. **LUIS EMILIO VELUTINI** propuso delegar en cualesquiera dos (2) de los Directores de la empresa, para que actuando conjuntamente, ejerzan las facultades de fijar las fechas de las emisiones y los términos y condiciones, así como fijar monto, plazo y rendimiento de la serie que se emita, y cualesquiera otros elementos que resulten procedentes y necesarios para esta emisión, y

facultades suficientes para gestionar y suscribir cualquier documento público o privado que fuere necesario para llevar a cabo los fines de la presente autorización.

Seguidamente, los miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron a dos (2) cualesquiera de los Directores de la empresa, para que conjuntamente, realicen todos los trámites necesarios y suscriban los documentos requeridos a efectos de concretar la emisión de Obligaciones quirografarias, en los términos y condiciones ampliamente señalados; quedando expresamente entendido que de utilizarse la totalidad del monto autorizado a emitir mediante esta Junta Directiva, de hasta por la cantidad de **CINCUENTA MIL MILLONES DE BOLIVARES CON 00/100 CENTIMOS (BS. 50.000.000.000,00)**, quedaría un cupo autorizado por la Asamblea General Extraordinaria de Accionistas de la empresa celebrada el día once (11) de Noviembre de 2005, indicada ut-supra.

B)) CONSIDERAR Y RESOLVER SOBRE LA EMISIÓN DE OBLIGACIONES NOMINATIVAS, HASTA POR LA CANTIDAD DE NUEVE MIL MILLONES DE BOLÍVARES SIN CÉNTIMOS (Bs. 9.000.000.000,00).

El Presidente, Sr. **LUIS EMILIO VELUTINI**, recordó a los asistentes que la Asamblea General Extraordinaria de Accionistas celebrada en fecha 12 de Noviembre de 2004, autorizó la emisión de cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de **SETENTA Y CINCO MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CERO CENTAVOS (US$ 75.000.000,00)**, o su equivalente en Bolívares, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.

Ahora bien, de acuerdo con el mandato recibido de dicha Asamblea General Extraordinaria de Accionistas, el Sr. **LUIS EMILIO VELUTINI** propuso que esta Junta Directiva acordara realizar la emisión de hasta **NUEVE MIL MILLONES DE**

BOLÍVARES SIN CÉNTIMOS (Bs. 9.000.000.000,00) de Obligaciones Garantizadas al Tenedor Legítimo, emitidos por la empresa.

Continuó con su exposición el Sr. **LUIS EMILIO VELUTINI** e indicó que se hacia necesario establecer los términos y condiciones de esta emisión de Obligaciones Garantizadas al Tenedor Legítimo, de la siguiente manera:

a) **Características**: Obligaciones Nominativas. Estas Obligaciones estarán totalmente garantizadas con Hipotecas, hasta por la cantidad de **TRECE MIL CIENTO SESENTA MILLONES CIENTO SESENTA MILLONES CIENTO CINCUENTA Y TRES MIL SESENTA Y TRES BOLIVARES SIN CÉNTIMOS (Bs. 13.160.153.063,00)**.

b) **Monto**: La cantidad de **NUEVE MIL MILLONES DE BOLIVARES SIN CÉNTIMOS (Bs. 9.000.000.000,00)**, a un plazo de **TRES (3) AÑOS** contados a partir de la fecha de emisión de cada serie, con pago de capital al vencimiento.

c) **Sustitución de la Garantía: F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** se reserva el derecho de reemplazar, a su discreción, y en la forma y oportunidad que considere conveniente, la garantía establecida, previa autorización del Tenedor Legítimo.

d) **Precio de Colocación**: El precio de la colocación se hará a descuento.

e) **Destino de los fondos**: Los fondos provenientes de la emisión de las obligaciones nominativas serán utilizados para contribuir a la adaptación del perfil de vencimiento de pasivos, así como la disminución de costos financieros.

f) **Rendimiento**: La tasa de interés y/o rendimiento efectivo que devengará el titulo será equivalente a un porcentaje de la Tasa Activa de Mercado (TAM), vigente al momento de la emisión.

g) **Rescates Extraordinarios**: El FVI, Fondo de Valores Inmobiliarios, S.A.C.A. se reserva el derecho de redimir, total o parcialmente, la serie emitida a partir del final del primer año de la fecha de emisión y en la fecha de pago de los cupones.

h) Se designa a **C.A. CENTRAL BANCO UNIVERSAL** como agente que se encargará de revisar y fijar la tasa de rendimiento trimestral del período correspondiente en función de la Tasa Activa de Mercado (TAM) vigente para el día de la fijación.

Finalmente, el Sr. **LUIS EMILIO VELUTINI** propuso delegar en el ciudadano **HORACIO VELUTINI SOSA** la facultad de fijar la fecha de la emisión y los términos particulares de la garantía, así como monto, plazo y rendimiento de la serie que se emita, cualesquiera otros elementos que resulten procedentes y suscribir cualquier documento público o privado que fuere necesario para llevar a cabo los fines de la presente autorización.

Seguidamente, los Miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron al Director **HORACIO VELUTINI SOSA**, antes identificado, miembro de la Junta Directiva, para que realice todos los trámites necesarios y suscriba los documentos requeridos a efectos de concretar la emisión de Obligaciones Garantizada al Tenedor Legítimo, en los términos y condiciones antes señalados; quedando expresamente entendido que de utilizarse la totalidad del monto autorizado a emitir mediante esta Junta Directiva, de hasta por la cantidad de **NUEVE MIL MILLONES DE BOLIVARES SIN CÉNTIMOS (Bs. 9.000.000.000,00)**, quedaría un cupo autorizado por la Asamblea General Extraordinaria de Accionistas del doce (12) de Noviembre de 2.004, indicada ut-supra.

En caso de ser necesario, el Director antes indicado queda suficientemente facultado para que, gestione, negocie y suscriba cualquier documento, incluso de renovación de la obligación y ampliación de plazos, así como para cualquier cambio de los términos y condiciones de la emisión de Obligaciones garantizados al Tenedor Legítimo aquí autorizada.

C) **CONSIDERAR Y RESOLVER SOBRE LA EMISIÓN DE OBLIGACIONES NOMINATIVAS, HASTA POR LA CANTIDAD DE VEINTIDOS MIL MILLONES DE BOLÍVARES SIN CÉNTIMOS (Bs. 22.000.000.000,00).**

El Presidente, Sr. **LUIS EMILIO VELUTINI**, recordó a los asistentes que la Asamblea General Extraordinaria de Accionistas celebrada en fecha 12 de Noviembre de 2004, autorizó la emisión de cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de **SETENTA Y CINCO MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CERO CENTAVOS (US$ 75.000.000,00)**, o su equivalente en Bolívares, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.

Ahora bien, de acuerdo con el mandato recibido de dicha Asamblea General Extraordinaria de Accionistas, el Sr. **LUIS EMILIO VELUTINI** propuso que esta Junta Directiva acordara realizar la emisión de hasta **VEINTIDOS MIL MILLONES DE BOLÍVARES SIN CÉNTIMOS (Bs. 22.000.000.000,00)** de Obligaciones Garantizadas al Tenedor Legítimo, emitidos por la empresa.

Continuó con su exposición el Sr. **LUIS EMILIO VELUTINI** e indicó que se hacia necesario establecer los términos y condiciones de esta emisión de Obligaciones Garantizadas al Tenedor Legítimo, de la siguiente manera:

a) **Características**: Obligaciones Nominativas. Estas Obligaciones estarán totalmente garantizadas con Hipotecas, hasta por la cantidad de **TREINTA Y TRES MIL CUARENTA MILLONES TRESCIENTOS OCHENTA Y CINCO MIL OCHOCIENTOS SETENTA Y TRES BOLIVARES SIN CÉNTIMOS (Bs. 33.040.385.873,00)**.

b) **Monto**: La cantidad de **VEINTIDOS MIL MILLONES DE BOLIVARES SIN CÉNTIMOS (Bs. 22.000.000.000,00)**, a un plazo de **TRES (3) AÑOS** contados a partir de la fecha de emisión de cada serie, con pago de capital al vencimiento.

c) **Sustitución de la Garantía**: **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** se reserva el derecho de reemplazar, a su discreción, y en la forma y oportunidad que considere conveniente, la garantía establecida, previa autorización del Tenedor Legítimo.

d) **Precio de Colocación**: El precio de la colocación se hará a descuento.

e) **Destino de los fondos**: Los fondos provenientes de la emisión de las obligaciones nominativas serán utilizados para contribuir a la adaptación del perfil de vencimiento de pasivos, así como la disminución de costos financieros.

f) **Rendimiento**: La tasa de interés y/o rendimiento efectivo que devengará el título será equivalente a un porcentaje de la Tasa Activa de Mercado (TAM), vigente al momento de la emisión.

g) **Rescates Extraordinarios**: El FVI, Fondo de Valores Inmobiliarios, S.A.C.A. se reserva el derecho de redimir, total o parcialmente, la serie emitida a partir del final del primer año de la fecha de emisión y en la fecha de pago de los cupones.

h) Se designa a **BANCO CARONI, C.A. BANCO UNIVERSAL** como agente que se encargará de revisar y fijar la tasa de rendimiento trimestral del período correspondiente en función de la Tasa Activa de Mercado (TAM) vigente para el día de la fijación.

Finalmente, el Sr. **LUIS EMILIO VELUTINI** propuso delegar en el ciudadano **HORACIO VELUTINI SOSA** la facultad de fijar la fecha de la emisión y los términos particulares de la garantía, así como monto, plazo y rendimiento de la serie que se emita, cualesquiera otros elementos que resulten procedentes y suscribir cualquier documento público o privado que fuere necesario para llevar a cabo los fines de la presente autorización.

Seguidamente, los Miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron al Director **HORACIO VELUTINI SOSA**, antes identificado, miembro de la Junta Directiva, para que realice todos los trámites necesarios y suscriba los documentos requeridos a efectos de concretar la emisión de Obligaciones Garantizada al Tenedor Legítimo, en los términos y condiciones antes señalados; quedando expresamente entendido que de utilizarse la totalidad del monto autorizado a

emitir mediante esta Junta Directiva, de hasta por la cantidad de **VEINTIDOS MIL MILLONES DE BOLIVARES SIN CÉNTIMOS (Bs. 22.000.000.000,00)**, quedaría un cupo autorizado por la Asamblea General Extraordinaria de Accionistas del doce (12) de Noviembre de 2.004, indicada ut-supra.

En caso de ser necesario, el Director antes indicado queda suficientemente facultado para que, gestione, negocie y suscriba cualquier documento, incluso de renovación de la obligación y ampliación de plazos, así como para cualquier cambio de los términos y condiciones de la emisión de Obligaciones garantizados al Tenedor Legítimo aquí autorizada.

D) **CONSIDERAR Y RESOLVER SOBRE LA EMISIÓN DE OBLIGACIONES NOMINATIVAS, HASTA POR LA CANTIDAD DE DIEZ MIL MILLONES DE BOLÍVARES SIN CÉNTIMOS (Bs. 10.000.000.000,00)**.

El Presidente, Sr. **LUIS EMILIO VELUTINI**, recordó a los asistentes que la Asamblea General Extraordinaria de Accionistas celebrada en fecha 12 de Noviembre de 2004, autorizó la emisión de cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de **SETENTA Y CINCO MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CERO CENTAVOS (US$ 75.000.000,00)**, o su equivalente en Bolívares, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.

Ahora bien, de acuerdo con el mandato recibido de dicha Asamblea General Extraordinaria de Accionistas, el Sr. **LUIS EMILIO VELUTINI** propuso que esta Junta Directiva acordara realizar la emisión de hasta **DIEZ MIL MILLONES DE BOLÍVARES SIN CÉNTIMOS (Bs. 10.000.000.000,00)** de Obligaciones Garantizadas al Tenedor Legítimo, emitidos por la empresa.

Continuó con su exposición el Sr. **LUIS EMILIO VELUTINI** e indicó que se hacía necesario establecer los términos y condiciones de esta emisión de Obligaciones Garantizadas al Tenedor Legítimo, de la siguiente manera:

a) **<u>Características</u>**: Obligaciones Nominativas. Estas Obligaciones estarán totalmente garantizadas con Hipotecas, hasta por la cantidad de **CATORCE MIL QUINIENTOS CINCUENTA Y DOS MILLONES CIENTO CUARENTA Y NUEVE MIL SETECIENTOS CUARENTA Y DOS BOLIVARES SIN CÉNTIMOS (Bs. 14.552.149.742,00).**

b) **<u>Monto</u>**: La cantidad de **DIEZ MIL MILLONES DE BOLIVARES SIN CÉNTIMOS (Bs. 10.000.000.000,00),** a un plazo de **TRES (3) AÑOS** contados a partir de la fecha de emisión de cada serie, con pago de capital al vencimiento.

c) **<u>Sustitución de la Garantía</u>**: **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.** se reserva el derecho de reemplazar, a su discreción, y en la forma y oportunidad que considere conveniente, la garantia establecida, previa autorización del Tenedor Legítimo.

d) **<u>Precio de Colocación</u>**: El precio de la colocación se hará a descuento.

e) **<u>Destino de los fondos</u>**: Los fondos provenientes de la emisión de las obligaciones nominativas serán utilizados para contribuir a la adaptación del perfil de vencimiento de pasivos, así como la disminución de costos financieros.

f) **<u>Rendimiento</u>**: La tasa de interés y/o rendimiento efectivo que devengará el título será equivalente a un porcentaje de la Tasa Activa de Mercado (TAM), vigente al momento de la emisión.

g) **<u>Rescates Extraordinarios</u>**: El FVI, Fondo de Valores Inmobiliarios, S.A.C.A. se reserva el derecho de redimir, total o parcialmente, la serie emitida a partir del final del primer año de la fecha de emisión y en la fecha de pago de los cupones.

h) Se designa a **BFC BANCO FONDO COMUN, C.A. BANCO UNIVERSAL** como agente que se encargará de revisar y fijar la tasa de rendimiento trimestral del período correspondiente en función de la Tasa Activa de Mercado (TAM) vigente para el día de la fijación.

Finalmente, el Sr. **LUIS EMILIO VELUTINI** propuso delegar en el ciudadano **HORACIO VELUTINI SOSA** la facultad de fijar la fecha de la emisión y los términos particulares de la garantía, así como monto, plazo y rendimiento de la serie que se emita, cualesquiera otros elementos que resulten procedentes y suscribir cualquier documento público o privado que fuere necesario para llevar a cabo los fines de la presente autorización.

Seguidamente, los Miembros de la Junta Directiva, una vez debatido suficientemente el punto sometido a su consideración manifestaron su conformidad con lo planteado, y en consecuencia, autorizaron al Director **HORACIO VELUTINI SOSA**, antes identificado, miembro de la Junta Directiva, para que realice todos los trámites necesarios y suscriba los documentos requeridos a efectos de concretar la emisión de Obligaciones Garantizada al Tenedor Legítimo, en los términos y condiciones antes señalados; quedando expresamente entendido que de utilizarse la totalidad del monto autorizado a emitir mediante esta Junta Directiva, de hasta por la cantidad de **DIEZ MIL MILLONES DE BOLIVARES SIN CÉNTIMOS (Bs. 10.000.000.000,00)**, quedaría un cupo autorizado por la Asamblea General Extraordinaria de Accionistas del doce (12) de Noviembre de 2.004, indicada ut-supra.

En caso de ser necesario, el Director antes indicado queda suficientemente facultado para que, gestione, negocie y suscriba cualquier documento, incluso de renovación de la obligación y ampliación de plazos, así como para cualquier cambio de los términos y condiciones de la emisión de Obligaciones garantizados al Tenedor Legítimo aquí autorizada.

Para finalizar, la Junta Directiva delegó en cualesquiera de los presentes la facultad de emitir certificaciones del Acta correspondiente a la presente reunión de Junta Directiva. No habiendo más asuntos que tratar, se acordó que la próxima Junta Directiva se celebrará el próximo Lunes, 19 de Junio de los corrientes, y se levantó la reunión. Terminó, se leyó y conformes firman:

Velutini
Ejecutivo
&
Coo

LUIS EMILIO VELUTINI **HORACIO VELUTINI SOSA**

MASHUD MEZERHANE	PEDRO LOPEZ
CARLOS ACOSTA	LUIS DELGADO LUGO
LUIS GARCIA MONTOYA	LUIS CARLOS SERRA
ALVAR NELSON ORTIZ	JUAN ANDRES WALLIS
LUIS ANDRES GUERRERO	LOLA M. OSORIO S.

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF

F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

HELD ON MAY FIFTEENTH (15), 2.006

FIRST: The Minutes of the Board Meeting held on April 04, 2006 was submitted to the consideration of the Board, and thus it was unanimously approved by those present, agreeing to its insertion in the corresponding Minutes Book.

SECOND: The report from the President of the company where the Corporate and Financial Strategy for the company during 2006 was established was unanimously approved, likewise, this report included a presentation to the Board on the analysis of the Short Term and Long Term Debts and Cash Deposits of the company.

THIRD: The Board of Directors approved the report and presentation on the advances made on the Stock Option Plan, and thus authorized Messrs. Luis Emilio Velutini and Horacio Velutini Sosa, to continue and carry on any further action for its completion.

FOURTH: The Board of Directors approved the report on the Advances of the Tolon II transaction, and thus authorized any two (2) Directors of the company to continue and carry on any action necessary for the development of this Project.

FIFTH: The Board of Directors stated its conformity with the presentation on the possible Hatillo II transaction and thus empowered Messrs. Luis Emilio Velutini and Horacio Velutini Sosa, to continue and carry on any further negotiation relating to this matter.

SIXTH: The Board of Directors stated its conformity with the Presentation made by Mr. Luis Emilio Velutini, on the possible Negotiation in the Dominican Republic, and thus the Board empowered Messrs. Luis Emilio Velutini and Horacio Velutini Sosa, to continue and carry on the negotiations on this matter.

SEVENTH: The Board unanimously approved the Report and presentation on the action and procedures required to obtain the Registration of the ADRs of FVI Fondo de Valores Inmobiliarios, S.A.C.A., before the Caracas Stock Exchange.

EIGHT: MISCELLANEOUS.

A) The Board approved the Issue of Non Secured Obligations for an amount of Fifty Thousand Million Bolivars (Bs. 50.000.000.000,00).

B) The Board of Directors approved the Issue of Registered Obligations for an amount of Nine Thousand Million Bolivars (Bs. 9.000.000.000,00), with C.A. CENTRAL BANCO UNIVERSAL.

C) The Board of Directors approved the Issue of Registered Obligations, for an amount of up to Twenty Two Thousand Million Bolivars (Bs. 22.000.000.000,00), with BANCO CARONI, C.A. BANCO UNIVERSAL.

D) The Board of Directors approved the issue of Registered Obligations for an amount of up to Ten Thousand Million Bolivars (Bs. 10.000.000.000,00), with BFC BANCO FONDO COMUN, C.A. BANCO UNIVERSAL.

COMISION NACIONAL DE VALORES

FONDO VALORES INMOBILIARIOS S.A.C.A.

2004 JUL -7 PM 3:29

ARCHIVO

RECIBIDO

Caracas, 6 de julio de 2004

Ciudadana
PRESIDENTE Y DEMAS MIEMBROS DEL DIRECTORIO
DE LA COMISION NACIONAL DE VALORES
Su Despacho.-

Atención: Dra. Aida Lamus – Presidente
C/C Dra. Lucía Savatiere- Secretaria Ejecutiva

Estimados Señores:

Yo, **HORACIO VELUTINI SOSA**, venezolano, mayor de edad, este domicilio, identificado con la cédula de identidad N° 5.969.628, procediendo en mi carácter de Director de **FVI. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, sociedad mercantil de este domicilio, inscrita ante el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 12 de marzo de 1992, bajo el N° 77, Tomo 102-A-Sgdo., tengo a honra dirigirme a usted en la oportunidad de anexarle una Certificación Emitida por **BANK OF NEW YORK**, procediendo en su carácter de Banco Depositario del programa de **AMERICAN DEPOSITARY RECEIPTS (ADR)** del **FVI FONDO DE VALORES INMOBILIARIOS, S.A.C.A**, por la cual se deja constancia de que al 30 de junio de 2003, se encontraban emitidos 23.017.287 ADR de mi representada, a razón de 150 acciones Clase B por cada ADR, por un monto total de US$ 62.607.021 correspondiente al número de ADR'S en circulación para esa fecha por su precio de cierre. Solicito respetuosamente se sirva ordenar el archivo de dicha Certificación en el expediente de mi representada que cursa ante el Despacho a su digno cargo.

Sin otro particular al cual hacer referencia, se despide de ustedes,

Horacio Velutini
Director

Avenida Venezuela, Edificio El Samán, Piso 10, El Rosal, Caracas, Venezuela.
Telefono: 905.90.11. Fax: 952.91.37

FONDO DE VALORES INMOBILIARIOS S.A.C.A.

Caracas, July 6, 2004

Messrs.
PRESIDENT AND OTHER MEMBERS OF THE
BOARD OF DIRECTORS OF THE
SECURITIES NATIONAL COMMISSION

Attention: Dr. Aida Lamus - President
cc- Dr. Lucia Savatiere Executive Secretary

Dear Sirs:

I, HORACIO VELUTINI SOSA, Venezuelan, of age, of this domicile, identified with Identity Card No. 5.969.628, in my capacity of Director of FVI FONDO DE VALORES INMOBILIARIOS, S.A.C.A., a corporation of this domicile, recorded in the Second Mercantile Registry of the Judicial Circuit of the Federal District and the State of Miranda on March 12, 1992, under No. 77, Book 102-A-Sgdo., before you appear to submit a Certification issued by BANK OF NEW YORK, acting in its capacity of Depositary Bank of the program of AMERICAN DEPOSITARY RECEIPTS (ASE) of FVI FONDO DE VALORES INMOBILIARIOS S.A.C.A., leaving evidence that on June 30, 2003, 23,017,287 ADRs of my principal were issued at 150 Class B shares per each ADR in a total amount of US$62,607,021 corresponding to the number of ADR's outstanding as of that date at its closing price. I respectfully request to order the filing of such Certification in the file of my principal kept in that office.

Yours truly. (sgd. illegibly) Horacio Velutini, Director

FONDO VALORES
INMOBILIARIOS S.A.C.A.

2004 OCT 22 PM 2: 35

Caracas, 22 de Octubre de 2004

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RECIBIDO

Señores:
Presidente y demás miembros del Directorio
de la Comisión Nacional de Valores
Ciudad.-

Sirva la presente para remitirles copia de la convocatoria para la Asamblea General Ordinaria de Accionistas del **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.,** a celebrarse el día 12 de Noviembre de 2004, a las 5:00 p.m., en el Piso 8, de la Torre El Samán, ubicada en la Avenida Venezuela, Urbanización El Rosal, Caracas, la cual fue publicada en el Cuerpo A, Página 17 del Diario **EL NACIONAL,** y en el Cuerpo 2, página 16 del Diario **EL UNIVERSAL,** del día Viernes, 22 de Octubre del año en curso, y en la cual se tratarán los siguientes Puntos del Orden del Día, a saber:

PRIMERO: INFORME QUE PRESENTA LA JUNTA DIRECTIVA DE LA COMPAÑIA.

SEGUNDO: CONSIDERAR Y RESOLVER ACERCA DE LA APROBACIÓN O MODIFICACIÓN DE LOS ESTADOS FINANCIEROS DE LA COMPAÑÍA CORRESPONDIENTES AL EJERCICIO ECONÓMICO COMPRENDIDO ENTRE EL 01 DE JULIO DE 2003 Y EL 30 DE JUNIO DE 2.004, CON VISTA AL INFORME DE LOS COMISARIOS.

TERCERO: CONSIDERAR Y RESOLVER ACERCA DE LA DESIGNACION DE LOS REPRESENTANTES JUDICIALES DE LA EMPRESA.

CUARTO: CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS COMISARIOS DE LA COMPAÑÍA Y FIJAR SU REMUNERACIÓN.

QUINTO: CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS AUDITORES EXTERNOS DE LA COMPAÑÍA.

Avenida Venezuela, Edificio el Samán, Piso 10, El Rosal, Caracas, Venezuela
Telefonos: 952.90.70 – 952.90.87. Fax: 952.96.61

FONDO VALORES
INMOBILIARIOS S.A.C.A.

2004 OCT 22 PM 2:35

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RECIBIDO

SEXTO: CONSIDERAR Y RESOLVER SOBRE LA DESIGNACIÓN DE LA NUEVA JUNTA DIRECTIVA DE LA EMPRESA PARA EL PRÓXIMO PERÍODO ESTATUTARIO.

Sin otro particular al que hacer referencia, queda de ustedes,

Lola Osorio Serpa
Gerente Legal Corporativa

Avenida Venezuela, Edificio el Samán, Piso 10, El Rosal, Caracas, Venezuela
Telefonos: 952.90.70 – 952.90.87. Fax: 952.96.61

FONDO DE VALORES INMOBILIARIOS S.A.C.A.

Caracas, October 22, 2004

Messrs.
President and other Members of the
Board of Directors of the
Securities National Commission
Caracas

Attached herewith you will find a copy of the notice to the Shareholders' General Ordinary Meeting of F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A., to be held on November 12, 2004, at 5.00 p.m. in Torre El Saman, 8th Floor, Avenida Venezuela, El Rosal, Caracas, which was published in Part A, Page 17 of El Nacional newspaper and Part 2, Page 16 of El Universal Newspaper on Friday October 22, of the current year, at which the following Agenda will be discussed:

FIRST: Report of the company's Board of Directors.

SECOND: Discuss and decide regarding the approval or amendment of the company's financial statements for the fiscal year July 01 2003 to June 30, 2004, having seen the Statutory Auditor's report.

THIRD: Discuss and decide the appointment of the company's judicial representatives.

FOURTH: Discuss and decide the designation of the company's statutory auditors and to fix their remuneration.

FIFTH: Discuss and decide the appointment of the company's external auditors.

SIXTH: To discuss and decide the appointment of the company's new Board of Directors for the next statutory period.

Yours truly. (Sgd. illegibly) Lola Osorio Serpa. Corporate Legal Manager.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

2005 JAN 12 AM 10: 36

ARCHIVO
RECIBIDO

Caracas, 11 de Enero de 2005

Señores:
Presidente y demás miembros del Directorio
de la Comisión Nacional de Valores
Ciudad.-

Sirva la presente para remitirles copia certificada del Acta de la Asamblea General Ordinaria de Accionistas del **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.,** celebrada el día 12 de Noviembre de 2004, en la cual se trataron los siguientes Puntos:

PRIMERO: Informe que presenta la Junta Directiva de la Compañía.

SEGUNDO: Considerar y resolver acerca de la aprobación o modificación de los estados financieros de la compañía correspondientes al ejercicio económico comprendido entre el 01 de julio de 2003 y el 30 de junio de 2.004, con vista al informe de los comisarios.

TERCERO: Considerar y resolver acerca de la designación de los Representantes Judiciales de la empresa.

CUARTO: Considerar y resolver acerca del nombramiento de los Comisarios de la Compañía y fijar su remuneración.

QUINTO: CONSIDERAR Y RESOLVER ACERCA DEL NOMBRAMIENTO DE LOS AUDITORES EXTERNOS DE LA COMPAÑÍA.

SEXTO: Considerar y resolver sobre la designación de la nueva Junta Directiva de la empresa para el próximo período estatutario.

Sin otro particular al que hacer referencia, queda de ustedes,

Lola Osorio Serpa
Gerente Legal Corporativa

Avenida Venezuela, Edificio el Samán, Piso 10, El Rosal, Caracas, Venezuela
Telefonos: 952.90.70 – 952.90.87. Fax: 952.96.61

FONDO VALORES INMOBILIARIOS S.A.C.A

Caracas, January 11, 2005

Messrs.
PRESIDENT AND OTHER MEMBERS OF THE
BOARD OF DIRECTORS FO THE
SECURITIES NATIONAL COMMISSION
Caracas

I attach herewith certified copy of the Minutes of the Shareholders' General Ordinary Meeting of F.V.I. FONDO DE DE VALORES INMOBILIARIOS S.A.C.A., held on November 12, 2004, at the following points were dealt with:

FIRST: Report of the company's Board of Directors.

SECOND: Discuss and decide regarding the approval or amendment of the company's financial statements for the fiscal year July 01 2003 to June 30, 2004, having seen the Statutory Auditor's report.

THIRD: Discuss and decide the designation of the company's judicial representatives.

FOURTH: Discuss and decide the designation of the company's Statutory Auditors and their remuneration.

FIFTH: Discuss and decide the appointment of the company's external auditors.

SIXTH: To discuss and decide the designation of the new company's Board of Directors for the next statutory period.

Yours truly. (Sgd.) Lola Osorio Serpa. Corporate Legal Manager.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

2005 JAN 12 AM 10:33
RECIBIDO

Caracas, 11 de Enero de 2005

Señores:
Presidente y demás miembros del Directorio
de la Comisión Nacional de Valores
Ciudad.-

Sirva la presente para remitirles copia certificada del Acta de la Asamblea General Extraordinaria de Accionistas del **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.,** celebrada el día 12 de Noviembre de 2004, en la cual se trataron los siguientes Puntos:

PRIMERO: Considerar y resolver sobre la modificación del procedimiento de designación de los miembros de la Junta Directiva, en cuanto al lapso de duración de su designación y la oportunidad de su nombramiento.

SEGUNDO: En caso de ser aprobado el punto anterior, considerar y resolver sobre la modificación de la Cláusula Décima Quinta de los estatutos sociales de la empresa.

TERCERO: Considerar y resolver sobre la necesaria reducción del capital social de la empresa, en conformidad con el plan de recompra aprobado en la Asamblea General Extraordinaria de Accionistas de fecha siete (07) de Octubre de 2003, y de acuerdo a lo indicado en los artículos 55 y 56 de la Ley de Mercado de Capitales.

CUARTO: En caso de ser aprobado el punto anterior, considerar y resolver acerca de la modificación de las cláusulas Quinta y Vigésima Novena de los Estatutos Sociales de la compañía, en virtud de la reducción de capital social realizada.

QUINTO: Considerar y resolver acerca de la conveniencia de emitir cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de **SETENTA Y CINCO MILLONES DE DOLARES DE LOS ESTADOS UNIDOS DE AMERICA CON CERO CENTIMOS (US$**

Avenida Venezuela, Edificio El Samán, Piso 10
Urbanización El Rosal
Teléfono 905.9011. Fax: 905.9011

FONDO VALORES
INMOBILIARIOS S.A.C.A.

2005 JAN 12 AM 10: 33
RECIBIDO

75.000.000,00), o su equivalente en Bolívares, en los términos y condiciones que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.

SEXTO: Considerar y resolver acerca de la designación del representante común provisional de los obligacionistas y fijar su remuneración.

SEPTIMO: Considerar y resolver sobre la conveniencia de facultar a la Junta Directiva para que este suficientemente autorizada para adquirir acciones de la compañía hasta por un monto equivalente al QUINCE POR CIENTO (15%), según lo previsto en la Ley de Mercado de Capitales.

Sin otro particular al que hacer referencia, queda de ustedes,

Lola Osorio Serpa
Gerente Legal Corporativa

Avenida Venezuela, Edificio El Samán, Piso 10
Urbanización El Rosal
Teléfono 905.9011. Fax: 905.9011

FONDO VALORES INMOBILIARIOS S.A.C.A

Caracas, January 11, 2005

Messrs.
PRESIDENT AND OTHER MEMBERS OF THE
BOARD OF DIRECTORS FO THE
SECURITIES NATIONAL COMMISSION
Caracas

I attach herewith a certified copy of the Minutes of the Shareholders' General Extraordinary Meeting of F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.-, held on November 12, 2004, at which the following points were dealt with:

FIRST: Consider and decide to modify the procedure for the designation of the members of the Board of Directors as to the term of the office and the time of their appointment.

SECOND: If the above is approved, to discuss and decide the amendment of Clause Fifteen of the company's by-laws.

THIRD: Consider and decide the need of a capital reduction pursuant to the repurchase plan approved at the Shareholders' General Extraordinary Meeting of October 7 2001, and according to articles 55 and 56 of the Capitals Market Law.

FOURTH: If the above is approved, to consider and decide the amendment of clause Fifth and Nineteen of the company's by-laws by reason of the capital reduction made.

FIFTH: Discuss and decide about the convenience of issuing any type of obligations, convertible obligations, bonds, commercial papers, derivatives or participation titles up to the amount of SEVENTY FIVE MILLION DOLLARS OF THE UNITED STATES OF AMERICA (US$ 75,000,000.00) or its equivalent in Bolivars on the terms and conditions approved by the company's Board of Directors and as established in the Capitals Market Law.

SIXTH: Discuss and decide about the designation of the provisional common representative of the obligors and to fix his remuneration.

SEVENTH: Discuss and decide about the convenience to empower the Board of Directors to acquired sufficiently authorized the company's shares up to the amount equivalent to FIFTEEN PERCENT (15%) as provided in the Capitals Market Law.

Yours truly (Sgd.) Lola Osorio Serpa, Corporate Legal Manager.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

2005 FEB 17 AM 9: 0

Caracas, 15 de febrero de 2005

RECIBIDO

Señores:
PRESIDENTA Y DEMAS MIEMBROS DEL DIRECTORIO
DE LA COMISION NACIONAL DE VALORES
Su Despacho.-

Atención: Dra. Aida Lamus
Presidente

Hacemos de su conocimientos que tal como consta de Asamblea General Extraordinaria de Accionistas del **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, celebrada en fecha 12 de noviembre de 2004, se acordó la reducción del capital social de la empresa, en conformidad con el Plan de Recompra aprobado en la Asamblea General Extraordinaria de Accionistas, celebrada en fecha 07 de Octubre de 2003, y de acuerdo a lo indicado en los artículos 55 y 56 de la Ley de Mercado de Capitales, en un porcentaje equivalente a las acciones de tesorería adquiridas.

En este sentido, y dando cumplimiento al Plan de Recompra antes indicado, se adquirió el **SEIS PUNTO CERO POR CIENTO (6.02%)** que en número de acciones es equivalente a **DOSCIENTAS CINCUENTA Y CUATRO MILLONES QUINIENTAS NOVENTA Y DOS MIL SEISCIENTAS VEINTICINCO (254.592.625)** Acciones Clase "B".

Como consecuencia de lo anterior, el capital social de la empresa se redujo de la cantidad de **CUARENTA Y DOS MIL DOSCIENTOS SESENTA Y SEIS MILLONES TREINTA MIL SEISCIENTOS CUARENTA BOLIVARES CON CERO CENTIMOS (Bs. 42.266.030.640,00)**, que estaba representado por **CUATRO MIL DOSCIENTAS VEINTISEIS MILLONES SEISCIENTAS TRES MIL SESENTA Y CUATRO (4.226.603.064) ACCIONES**, a la cantidad de **TREINTA Y NUEVE MIL SETECIENTOS VEINTE MILLONES CIENTO CUATRO ML TRESCIENTAS NOVENTA BOLIVARES CON 00/100 CENTIMOS (Bs. 39.720.104.390,00)**, representado en **TRES MIL**

Avenida Venezuela, Edificio El Samán, Piso 10, El Rosal, Caracas, Venezuela.
Telefono: 905.90.11. Fax: 952.91.37

NOVECIENTAS SETENTA Y DOS MILLONES DIEZ MIL CUATROCIENTAS TREINTA Y NUEVE (3.972.010.439) ACCIONES, compuestas de la siguiente manera:

RECIBIDO

a) **CUATROCIENTAS NOVENTA Y SIETE MILLONES CUATROCIENTAS VEINTINUEVE MIL UNA (497.429.001) ACCIONES CLASE "A"**, nominativas, no convertibles al portador, con un valor nominal de DIEZ BOLIVARES CON 00/100 CENTIMOS (Bs. 10,00) cada una.

b) **TRES MIL CUATROCIENTAS SETENTA Y CUATRO MILLONES QUINIENTAS OCHENTA Y UN MIL CUATROCIENTAS TREINTA Y OCHO (3.474.581.438) ACCIONES CLASE "B"**, nominativas, no convertibles al portador, con un valor nominal de DIEZ BOLIVARES CON 00/100 CENTIMOS (Bs. 10,00) cada una.

Es importante hacer notar que la reducción de capital social se realizó únicamente sobre las **ACCIONES CLASE "B"** del **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**

En atención a lo antes expuesto, sirva la presente para solicitarles asentar o estampar la nota marginal en el expediente de la empresa, a efectos de dejar constancia de lo antes indicado y efectos legales consiguientes.

Sin otro particular al cual hacer referencia, se despide de ustedes,

Horacio Velutini
Director Principal

io Velutini
or Ejecutivo
&
Coo

Avenida Venezuela, Edificio El Samán, Piso 10, El Rosal, Caracas, Venezuela.
Telefono: 905.90.11. Fax: 952.91.37

FONDO VALORES INMOBILIARIOS S.A.C.A

Caracas, February 15, 2005

Messrs.
PRESIDENT AND OTHER MEMBERS OF THE
BOARD OF DIRECTORS FO THE
SECURITIES NATIONAL COMMISSION
Caracas

Attention: Dr. Aida Lamus, President

Please be informed that as it appears in the Shareholders' General Extraordinary Meeting of F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A., held on November 12, 2004, a company's capital reduction was agreed according to the Repurchase Plan approved at the Shareholders' General Extraordinary Meeting held on October 7, 2003 and according to articles 55 and 56 of the Capitals Market Law, in a percentage equivalent to the treasury shares acquired.

In fact, and in compliance with the Repurchase Plan, SIX POINT ZERO PERCENT (6.0%) that in number of shares equals to TWO HUNDRED FIFTY FOUR MILLION FIVE HUNDRED NINETY TWO THOUSAND SIX HUNDRED TWENTY FIVE (254,592,625) Class B Shares was acquired.

As a result of the foregoing, the capital was reduced from the amount of FORTY TWO THOUSAND TWO HUNDRED SIXTY SIX MILLION THIRTY THOUSAND SIX HUNDRED FORTY BOLIVARS WITH NO CENTIMES (Bs. 42,266,030,640), which were represented by FOUR THOUSAND TWO HUNDRED TWENTY SIX MILLION SIX HUNDARED THREE THOUSAND SIXTY FOUR (4,226,603,064) shares, to the amount of THIRTY NINE THOUSAND SEVEN HUNDRED TWENTY THOUSAND MILLION ONE HUNDRED FOUR THOUSAND THREE HUNDRED NINETY BOLIVARES (Bs. 39,720,104,390.00) represented in THREE THOUSAND NINE HUNDRED SEVENTY TWO MILLION TEN HUNDRED THOUSAND FOUR HUNDRED THIRTY NINE (3,972,010,439) shares consisting of the following:

a) FOUR HUNDRED NINETY SEVEN MILLION FOUR HUNDARED TWENTY NINE THOUSAND ONE HUNDRED (497,429,001) CLASS A shares, nominative, non convertible to the bearer, with a nominal value of Ten Bolivars (Bs. 10.00) each.

b) THREE THOUSNAD FOUR HUNDRED SEVENTY FOUR MILLION FIVE HUNDRED EIGHTY ONE THOUSAND FOUR HUNDRAED THIRTY EIGHT (3,474,581,438) CLASS B shares, nominative, non convertible to the bearer, with a nominal value of Ten Bolivars (Bs. 10.00) each.

It is worth noting that the capital reduction was made only on CLASS B shares of the F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

Due to the above, this will serve to request the entry or stamping the marginal note in the company's file for legal purposes.

Yours truly, (Sgd.) Horacio Velutini, Principal Director.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

Caracas, 15 de Marzo de 2005

Señores:
Presidente y demás miembros del Directorio
de la Comisión Nacional de Valores
Ciudad.-

En atención a su comunicación CNV-OP-018, de fecha 04 de Febrero de 2205, nos permitimos consignar lo siguiente:

1. Copia del informe de los Comisarios del F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A., debidamente suscrito por los Comisarios Principales, señores Castor Colman y Franco Abrusci.
2. Copia de la propuesta para el F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A. y sus empresas filiales, de servicios profesionales de la firma de auditores externos KPMG Alcaraz Cabrera Vázquez.
3. Copia del resumen de las remuneraciones de los Directores Ejecutivos del Fondo de Valores Inmobiliarios, S.A.C.A. al 30 de Junio de 2004.

   No se consigna el formulario CNV-FG-010 relativo a Decreto y/o pago de dividendos, debido a que la empresa registró pérdidas al 30 de junio de 2004.

Sin otro particular al que hacer referencia, queda de ustedes,

Lola Osorio Serpa
Gerente Legal Corporativa

Avenida Venezuela, Edificio El Samán, Piso 10
Urbanización El Rosal
Teléfono 905.9011. Fax: 905.9011

FONDO VALORES INMOBILIARIOS S.A.C.A

Caracas, March 15, 2005

Messrs.
PRESIDENT AND OTHER MEMBERS OF THE
BOARD OF DIRECTORS FO THE
SECURITIES NATIONAL COMMISSION
Caracas

In response to your communication CNV-OP-018, dated February 04, 2005, se enclose the following:

1. Copy of the Statutory Auditors' Report of F.V.I. Fondo de Valores Inmobiliarios S.A.C.A., duly signed by the Principal Statutory Auditors, Messrs. Castor Colman and Franco Abrusci.

2. Copy of the proposal to F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A., and its subsidiaries, for professional services of the external auditors KPMG Alcaraz Cabrera Vazquez.

3. Copy of the summary of the Executive Directors' remuneration of Fondo de Valores Inmobiliarios, S.A.C.A., as of June 30, 2004.

Form CNV-FG-010 concerning a Decree and/or payment of dividends is not furnished since the company registered losses at June 30, 2004.

Yours truly, (Sgd.) Lola Osorio Serpa, Corporate Legal Manager.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

Caracas, 21 de Noviembre de 2005

2005 NOV 22 PM 1:27
ARCHIVO
RECIBIDO

Señores:

Presidente y demás miembros del Directorio
de la Comisión Nacional de Valores
Ciudad.-

Cumpliendo nuestra obligación de información, sirva la presente para notificarles que en la Asamblea General Extraordinaria de Accionistas del **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.,** celebrada el día 11 de Noviembre de 2005, se aprobaron los siguientes Puntos:

PRIMERO: Se aprobó el cambio del cierre del ejercicio económico de la empresa al treinta (30) de septiembre de cada año.

SEGUNDO: Se aprobó modificar la Cláusula Vigésima Cuarta de los Estatutos Sociales de la compañía, en virtud del cambio del cierre del ejercicio económico de la empresa.

TERCERO: Se aprobó la reducción del capital social de la empresa, en conformidad con el plan de recompra aprobado en la Asamblea General Extraordinaria de Accionistas de fecha once (11) de Noviembre de 2004, y de acuerdo a lo indicado en los artículos 55 y 56 de la Ley de Mercado de Capitales.

CUARTO: Se aprobó la modificación de las cláusulas Quinta y Vigésima Novena de los Estatutos Sociales de la compañía, en virtud de la reducción de capital social realizada, quedando el capital social en la cantidad de Bs. 39.189.298.700,00.

QUINTO: Se aprobó emitir cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de **DOSCIENTOS MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 200.000.000.000,00)**, o su equivalente en dólares de los Estados Unidos de Norteamérica, si la emisión se hiciera en euromercado, en los términos y condiciones

Avenida Venezuela, Edificio El Samán, Piso 10, Urbanización El Rosal
Teléfono 905.9011

FONDO VALORES
INMOBILIARIOS S.A.C.A.

que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.

2005 NOV 22 PM 1:27

RECIBIDO

SEXTO: Se aprobó la designación del **Banco Mercantil, C.A. Banco Universal** y/o **Banesco, Banco Universal**, como representante común de los obligacionistas, según la designación que efectúe la Junta Directiva en cada una de las distintas emisiones que se hiciesen, conforme la aprobación señalada en el punto anterior. Asimismo, se aprobó delegar en la Junta Directiva de la empresa fijar los términos y condiciones de esta contratación, así como la remuneración mensual que percibirá el representante común de los obligacionistas.

SEPTIMO: Se aprobó facultar a la Junta Directiva para que este suficientemente autorizada para adquirir acciones de la compañía hasta por un monto equivalente al QUINCE POR CIENTO (15%), según lo previsto los artículos 55 y 56 en la Ley de Mercado de Capitales.

Sin otro particular al que hacer referencia, queda de ustedes,

Horacio Velutini Sosa
Director Principal

Horacio Director E. & Coo

Avenida Venezuela, Edificio El Samán, Piso 10, Urbanización El Rosal
Teléfono 905.9011

FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

Caracas, November 21, 2005

Messrs
President and other Members of the
Board of Directors of the
Securities national Commission
Caracas

In compliance with our duty of information, please be informed that at the Shareholders' General Ordinary Meeting of F.V.I. FONDO DE VALORES INMOBILIARIOS S.A.C.A., held on November 11, 2005, the following points were approved:

FIRST: It was approved to change the closing of the fiscal year of the company as of September 30, of each year.

SECOND: It was approved to amend Clause Twenty four of the company's By-Laws by reason of the chance of the closing of the company's fiscal year.

THIRD: It was approve to reduce the company's corporate capital according to the repurchase plan approved at the Shareholders General Extraordinary Meeting dated November 11, 2004, and as provided for in articles 55 and 56 of the Capitals Market Law.

FOURTH: It was approved to modify Clauses Fifth and Twenty Ninth of the company's By-laws due to the capital reduction to be carried on becoming the capital in the amount of Bs. 39,189,298,700.00.

FIFTH: It was approved to issue any type of obligations, convertible obligations, bonds, commercial papers, derivatives or participation titles up to the amount of TWO THOUSAND MILLION BOLIVARS (Bs. 200,000,000.00) or its equivalent in dollars of the United States of America, if the issuance is made in the euro market, under the terms and conditions approved by the company's Board of Directors and as provided for in the Capitals Market Law.

SIXTH: It was approved to appoint BANCO MERCANTIL, C. A. BANCO UNIVERSAL and/or BANESCO, BANCO UNIVERSAL as common representatives of the obligors, pursuant to the designation made by the Board of Directors in each of the different issuances made, pursuant to the approval stated under the preceding point. In the same manner, it was approved to delegate in the Board of Directors of the company to fix the terms and conditions for such

arrangement, as well as the monthly remuneration to be received by the common representatives of the obligors.

SEVENTH: It was approved to empower the Board of Directors to be sufficiently authorized to acquire shares of the company up to an amount equivalent of FIFTEEN PERCNET (15%) as set forth in articles 55 and 56 of the Capitals Market Law.

Yours truly, (Sgd. Illegibly) HORACIO VELUTINI SOSA.
Principal Director.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

2005 NOV 22 PM

Caracas, 21 de Noviembre de 2005

RECIBIDO

Señores:
Presidente y demás miembros del Directorio
de la Comisión Nacional de Valores
Ciudad.-

Cumpliendo con nuestra obligación de información, sirva la presente para notificarles que en la Asamblea General Ordinaria de Accionistas de la empresa, celebrada en fecha once (11) de Noviembre de 2005, se aprobaron los siguientes puntos:

PRIMERO: Se aprobó el informe presentado por la Junta Directiva de la Compañía.

SEGUNDO: Se aprobaron los Estados Financieros de la Compañía correspondientes al ejercicio económico comprendido entre el 01 de Julio de 2004 Y el 30 de Junio de 2005, con vista al Informe de los Comisarios.

TERCERO: Se aprobó decretar un dividendo equivalente al CIEN POR CIENTO (100%) de la utilidad retenida al 30 de Junio del 2005, es decir, la cantidad de **NUEVE MIL SETECIENTOS VEINTINUEVE MILLONES NOVENTA Y SIETE MIL BOLIVARES CON CERO CENTIMOS (Bs. 9.729.097.000,00)**, pagadero de conformidad con lo indicado en la Ley de Mercado de Capitales y distribuido de la siguiente manera: a) Un dividendo en efectivo equivalente al **CINCUENTA Y CINCO PUNTO VEINTICUATRO POR CIENTO (55,24%)** de la utilidad retenida al 30 de Junio del 2005, es decir, **CINCO MIL TRESCIENTOS SETENTA Y CUATRO MILLONES SETECIENTOS TREINTA Y DOS MIL SEISCIENTOS DIECIOCHO BOLIVARES CON CERO CENTIMOS (Bs. 5.374.732.618,00)**, proporcional a **UNO PUNTO TRES MIL SETECIENTOS QUINCE BOLIVARES (1,3715) POR ACCION**. b) Un dividendo en acciones equivalente al **CUARENTA Y CUATRO PUNTO SETENTA Y SEIS POR CIENTO (44,76%)** de la utilidad retenida al 30 de Junio de 2005, es decir, **CUATRO MIL TRESCIENTOS CINCUENTA Y CUATRO MILLONES TRESCIENTOS SESENTA Y CUATRO**

FONDO VALORES
INMOBILIARIOS S.A.C.A.

MIL TRESCIENTOS OCHENTA Y DOS CON CERO CENTIMOS (**Bs. 4.354.364.382,00**), proporcional a **UNA (1) ACCION** por cada **NUEVE (9)** en tenencia. Dicho dividendo será pagadero en la oportunidad que determine la Junta Directiva.

RECIBIDO

CUARTO: Se aprobó ratificar en los cargos de Representantes Judiciales a los abogados **LUIS GARCIA MONTOYA** y **LUIS ANDRES GUERRERO ROSALES** titulares de las Cédulas de Identidad Nos. 3.189.825 y 6.816.219, respectivamente.

QUINTO: Se aprobó designar como Primer Comisario Principal al Lic. **CASTOR COLMAN,** inscrito en el Colegio de Contadores Públicos bajo el No. 7.316; y como su Suplente al Lic. **RONALD COLMAN,** inscrito en el Colegio de Contadores Públicos bajo el No. 8201. Igualmente se aprobó designar como **Segundo Comisario Principal** al Lic. **FRANCO ABRUSCI VENTURA,** inscrito en el Colegio de Administradores Comerciales bajo el No. 35.782; y como su Suplente al Lic. **VICTOR JOSE DELASCIO CLAVELL** inscrito en el Colegio de Contadores Públicos bajo el No. 5.610. De igual manera, se aprobó delegar en la Junta Directiva de la empresa la facultad de determinar la remuneración de los Comisarios.

SEXTO: Se aprobó ratificar como Auditores Externos de la empresa la firma **KPMG, Alcaraz, Cabrera y Vásquez,** Contadores Públicos, y se delegara en la Junta Directiva la estimación de su respectiva remuneración.

Sin otro particular al que hacer referencia, queda de ustedes,

HORACIO VELUTINI SOSA
Director Principal

Avenida Venezuela, Edificio el Samán, Piso 10, El Rosal, Caracas, Venezuela
Teléfono: 905.9011

FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

Caracas, November 21, 2005

Messrs
President and other Members of the
Board of Directors of the
Securities national Commission
Caracas

In compliance with our duty of information, please be informed that at the company's Shareholders' General Ordinary Meeting held on November 11, 2005, the following points were approved:

FIRST: The report presented by the company's Board of Directors was approved.

SECOND: The company's Financial Statements for the fiscal year comprised between July 1 and June 30, 2005, were approved having seen the Statutory Auditors report.

THIRD: It was agreed to decree a dividend equivalent to ONE HUNDRED PERCENT (100%) of the retained profits at June 30, 2005, that is, the amount of NINE THOUSAND SEVEN HUNDRED TWENTY NINE MILLION NINETY SEVEN THOUSAN BOLIVARS (Bs. 9,729,097,000.00) payable according to the Capitals Market Law and distributed in the following manner: a) a cash dividend equivalent to FIFTY FIVE POINT TWENTY FOUR PERCENT (55.24%) of the retained profits as of June 30, 2005, that is, FIVE THOUSAND THREE HUNDRED SEVENTY FOUR MILLION SEVEN HUNDRED THIRTY TWO THOUSAND SIX HUNDRED EIGHTEEN BOLIVARS (Bs.5,374,732,618.00) proportional to ONE POINT THREE THOUSAND SEVEVEN HUDNRED FIFTEEN BOLIVARS (2,3715) per share; b) ONE POINT THREE THOUSAND SEVEN HUNDRED FIFTEEN BOLIVARS (Bs. 1,3715) per share; b) a share dividend equivalent to FORTY FOUR POINT SEVENTY SIX PER CENT (44.76% of the retained profits at June 30, 2005, that is FOUR THOUSAND THREE HUNDRED FIFTY FOUR MILLION THREE HUNDRES SIXTY FOUR THOUSAND THREE HUNDRED EIGHTY TWO BOLIVARS (Bs. 4,354,364,382.00), proportional to ONE (1) share per each NINE (9) held. Such dividend shall be payable at the time determined by the Board of Directors.

FOURTH: It was approved to ratify Lawyers LUIS GARCIA MONTOYA and LUIS ANDRES GUERRERO ROSALES, holders of Identity Cards No. 3.189.825 and 6,816,219 respectively, in their office as Judicial Representatives.

FIFTH: It was approved to appoint Lic. CASTOR COLMAN registered in the Public Accountants Association under No.

7,316 as First Principal Statutory Auditor and Lic. RONALD COLMAN, registered in the Public Accountants Association under No. 8201 as Alternate Statutory Auditor. Also it was approved to appoint Lic. FRANCO ABRUSCI VENTURA, registered in the Business Administrators Association under No. 35,782 as Second Principal Statutory Auditor and as his alternate Lic. VICTOR JOSE DELASCIO CLAVELL, registered in the Public Accountants Association under No. 5.610. In the same manner it was approved to delegate the Board of Directors the power to determine the remuneration of the Statutory Auditors.

SIXTH: It was approved to ratify as External Auditors of the Company KPMG,Alcaraz, Cabrera y Vasquez, Public Accountants and the Board of Directors will be delegated to estimate the respective remuneration.

Yours truly, (Sgd. Illegibly) HORACIO VELUTINI SOSA, Principal Director.

FONDO VALORES INMOBILIARIOS S.A.C.A.

2005 DEC -5 PM 4:04

Caracas, 05 de Diciembre de 2005

RECIBIDO

Señores:
Presidente y demás miembros del Directorio
de la Comisión Nacional de Valores
Ciudad.-

Cumpliendo con nuestra obligación de información, sirva la presente para notificarles que en la Asamblea General Ordinaria de Accionistas de la empresa, celebrada en fecha doce (12) de Noviembre de 2005, se aprobaron los siguientes puntos:

PRIMERO: Se aprobó el informe presentado por la Junta Directiva de la Compañía.

SEGUNDO: Se aprobaron los Estados Financieros de la Compañía correspondientes al ejercicio económico comprendido entre el 01 de Julio de 2004 y el 30 de Junio de 2005, con vista al Informe de los Comisarios.

TERCERO: Se aprobó decretar un dividendo equivalente al CIEN POR CIENTO (100%) de la utilidad retenida al 30 de Junio del 2005, es decir, la cantidad de **NUEVE MIL SETECIENTOS VEINTINUEVE MILLONES NOVENTA Y SIETE MIL BOLIVARES CON CERO CENTIMOS (Bs. 9.729.097.000,00)**, pagadero de conformidad con lo indicado en la Ley de Mercado de Capitales y distribuido de la siguiente manera: a) Un dividendo en efectivo equivalente al **CINCUENTA Y CINCO PUNTO VEINTICUATRO POR CIENTO (55,24%)** de la utilidad retenida al 30 de Junio del 2005, es decir, **CINCO MIL TRESCIENTOS SETENTA Y CUATRO MILLONES SETECIENTOS TREINTA Y DOS MIL SEISCIENTOS DIECIOCHO BOLIVARES CON CERO CENTIMOS (Bs. 5.374.732.618,00)**, proporcional a **UNO PUNTO TRES MIL SETECIENTOS QUINCE BOLIVARES (1,3715) POR ACCION**. b) Un dividendo en acciones equivalente al **CUARENTA Y CUATRO PUNTO SETENTA Y SEIS POR CIENTO (44,76%)** de la utilidad retenida al 30 de Junio de 2005, es decir, **CUATRO MIL TRESCIENTOS CINCUENTA Y CUATRO MILLONES TRESCIENTOS SESENTA Y CUATRO MIL**

FONDO VALORES
INMOBILIARIOS S.A.C.A.

TRESCIENTOS OCHENTA Y DOS CON CERO CENTIMOS (Bs. 4.354.364.382,00), proporcional a **UNA (1) ACCION** por cada **NUEVE (9)** en tenencia. Dicho dividendo será pagadero en la oportunidad que determine la Junta Directiva.

2005 DEC -5 PM 4:04
RECIBIDO

<u>CUARTO</u>: Se aprobó ratificar en los cargos de Representantes Judiciales a los abogados **LUIS GARCIA MONTOYA** y **LUIS ANDRES GUERRERO ROSALES** titulares de las Cédulas de Identidad Nos. 3.189.825 y 6.816.219, respectivamente.

<u>QUINTO</u>: Se aprobó designar como Primer Comisario Principal al Lic. **CASTOR COLMAN,** inscrito en el Colegio de Contadores Públicos bajo el No. 7.316; y como su Suplente al Lic. **RONALD COLMAN,** inscrito en el Colegio de Contadores Públicos bajo el No. 8201. Igualmente se aprobó designar como **Segundo Comisario Principal** al Lic. **FRANCO ABRUSCI VENTURA,** inscrito en el Colegio de Administradores Comerciales bajo el No. 35.782; y como su Suplente al Lic. **VICTOR JOSE DELASCIO CLAVELL** inscrito en el Colegio de Contadores Públicos bajo el No. 5.610. De igual manera, se aprobó delegar en la Junta Directiva de la empresa la facultad de determinar la remuneración de los Comisarios.

<u>SEXTO</u>: Se aprobó ratificar como Auditores Externos de la empresa la firma **KPMG, Alcaraz, Cabrera y Vásquez,** Contadores Públicos, y se delegara en la Junta Directiva la estimación de su respectiva remuneración.

Sin otro particular al que hacer referencia, queda de ustedes,

JUAN ANDRES WALLIS
Consultor Jurídico

Avenida Venezuela, Edificio el Samán, Piso 10, El Rosal, Caracas, Venezuela
Teléfono: 905.9011

FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

Caracas, December 05, 2005

Messrs
President and other Members of the
Board of Directors of the
Securities national Commission
Caracas

In compliance with our duty of information, please be informed that at the Shareholders' General Ordinary Meeting of F.V.I. FONDO DE VALORES INMOBILIARIOS S.A.C.A., held on November 12, 2005, the following points were approved:

FIRST: The report submitted by the Board of Directors was approved.

SECOND: The company's Financial Statements for the fiscal year comprised between July 1 and June 30, 2005, were approved having seen the Statutory Auditors report.

THIRD: It was agreed to decree a dividend equivalent to ONE HUNDRED PERCENT (100%) of the retained profits at June 30, 2005, that is, the amount of NINE THOUSAND SEVEN HUNDRED TWENTY NINE MILLION NINETY SEVEN THOUSAND BOLIVARS (Bs. 9,729,097,000.00) payable according to the Capitals Market Law and distributed in the following manner: a) a cash dividend equivalent to FIFTY FIVE POINT TWENTY FOUR PERCENT (55.24%) of the retained profits as of June 30, 2005, that is, FIVE THOUSAND THREE HUNDRED SEVENTY FOUR MILLION SEVEN HUNDRED THIRTY TWO THOUSAND SIX HUNDRED EIGHTEEN BOLIVARS (Bs.5,374,732,618.00) proportional to ONE POINT THREE THOUSAND SEVEVEN HUDNRED FIFTEEN BOLIVARS (1,3715) per share; b) ONE POINT THREE THOUSAND SEVEN HUNDRED FIFTEEN BOLIVARS (Bs. 1,3715) per share; b) a share dividend equivalent to FORTY FOUR POINT SEVENTY SIX PER CENT (44.76% of the retained profits at June 30, 2005, that is FOUR THOUSAND THREE HUNDRED FIFTY FOUR MILLION THREE HUNDRES SIXTY FOUR THOUSAND THREE HUNDRED EIGHTY TWO BOLIVARS (Bs. 4,354,364,382.00), proportional to ONE (1) share per each NINE (9) held. Such dividend shall be payable at the time determined by the Board of Directors.

FOURTH: It was approved to ratify Lawyers LUIS GARCIA MONTOYA and LUIS ANDRES GUERRERO ROSALES, holders of Identity Cards No. 3.189.825 and 6,816,219 respectively, in their office as Judicial Representatives.

FIFTH: It was approved to appoint Lic. CASTOR COLMAN registered in the Public Accountants Association under No.

7,316 as First Principal Statutory Auditor and Lic. RONALD COLMAN, registered in the Public Accountants Association under No. 8201 as Alternate Statutory Auditor. Also it was approved to appoint Lic. FRANCO ABRUSCI VENTURA, registered in the Business Administrators Association under No. 35,782 as Second Principal Statutory Auditor and as his alternate Lic. VICTOR JOSE DELASCIO CLAVELL, registered in the Public Accountants Association under No. 5.610. In the same manner it was approved to delegate the Board of Directors the power to determine the remuneration of the Statutory Auditors.

SIXTH: It was approved to ratify as External Auditors of the Company KPMG,Alcaraz, Cabrera y Vasquez, Public Accountants and the Board of Directors will be delegated to estimate the respective remuneration.

Yours truly, (Sgd. Illegibly) JUAN ANDRES WALLIS, Legal Counsel.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

2005 DEC -5 PM 4: 03
Caracas, 5 de diciembre de 2005
RECIBIDO

Señores:
Presidente y demás miembros del Directorio
de la Comisión Nacional de Valores
Ciudad.-

Cumpliendo nuestra obligación de información, sirva la presente para notificarles que en la Asamblea General Extraordinaria de Accionistas del **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.,** celebrada el día 11 de Noviembre de 2005, se aprobaron los siguientes Puntos:

PRIMERO: Se aprobó el cambio del cierre del ejercicio económico de la empresa al treinta (30) de septiembre de cada año.

SEGUNDO: Se aprobó modificar la Cláusula Vigésima Cuarta de los Estatutos Sociales de la compañía, en virtud del cambio del cierre del ejercicio económico de la empresa.

TERCERO: Se aprobó la reducción del capital social de la empresa, en conformidad con el plan de recompra aprobado en la Asamblea General Extraordinaria de Accionistas de fecha doce (12) de Noviembre de 2004, y de acuerdo a lo indicado en los artículos 55 y 56 de la Ley de Mercado de Capitales.

CUARTO: Se aprobó la modificación de las cláusulas Quinta y Vigésima Novena de los Estatutos Sociales de la compañía, en virtud de la reducción de capital social realizada, quedando el capital social en la cantidad de Bs. 39.189.298.700,00.

QUINTO: Se aprobó emitir cualquier tipo de obligaciones, obligaciones convertibles, bonos, papeles comerciales, derivativos o títulos de participación hasta por la cantidad de **DOSCIENTOS MIL MILLONES DE BOLIVARES CON CERO CENTIMOS (Bs. 200.000.000.000,00)**, o su equivalente en dólares de los Estados Unidos de Norteamérica, si la emisión se hiciera en euromercado, en los términos y condiciones

FONDO VALORES INMOBILIARIOS S.A.C.A.

que apruebe la Junta Directiva de la compañía, y de conformidad con lo establecido en la Ley de Mercado de Capitales.

SEXTO: Se aprobó la designación del **Banco Mercantil, C.A. Banco Universal** y/o **Banesco, Banco Universal**, como representante común de los obligacionistas, según la designación que efectúe la Junta Directiva en cada una de las distintas emisiones que se hiciesen, conforme la aprobación señalada en el punto anterior. Asimismo, se aprobó delegar en la Junta Directiva de la empresa fijar los términos y condiciones de esta contratación, así como la remuneración mensual que percibirá el representante común de los obligacionistas.

SEPTIMO: Se aprobó facultar a la Junta Directiva para que esté suficientemente autorizada para adquirir acciones de la compañía hasta por un monto equivalente al QUINCE POR CIENTO (15%), según lo previsto los artículos 55 y 56 en la Ley de Mercado de Capitales.

Sin otro particular al que hacer referencia, queda de ustedes,

Juan Andrés Wallis

Consultor Jurídico

Avenida Venezuela, Edificio El Samán, Piso 10, Urbanización El Rosal
Teléfono 905.9011

FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

Caracas, December 05, 2005

Messrs
President and other Members of the
Board of Directors of the
Securities national Commission
Caracas

In compliance with the duty of information, please be notified that at the Shareholders' General Extraordinary Meeting of F.V.I. FONDO DE VALORES INMOBILIARIOS S.A.C.A., held on November 11, 2005, the following points were approved:

FIRST: It was approved to change the closing of the fiscal year to September 30, of every year.

SECOND: It was approved to amend Clause Twenty Four of the company's By-Laws by reason of the change of the closing of the fiscal year.

THIRD: It was approved to reduce the company's capital according to the repurchase plan approved at the Shareholders' General Extraordinary Meeting dated November 12, 2004 and according to articles 55 and 56 of the Capitals Market Law.

FOURTH: It was approved to modify Clauses Fifth and Twenty Ninth of the company's By-Laws due to the capital reduction the capital being now Bs. 39,189,298,700.00.

FIFTH: It was approve to issue any type of obligations, convertible obligations, bonds, commercial papers, derivatives or participation titles up to the amount of TWO HUNDRED THOUSAND MILLION BOLIVARS (Bs. 200,000,000.00) or its equivalent in dollars of the United States of America if the issuance is made in euro market, under the terms and conditions approved by the company's Board of Directors and pursuant to the Capitals Market Law.

SIXTH: It was approved to appoint BANCO MERCANTIL, C. A. BANCO UNIVERSAL and/or BANESCO, BANCO UNIVERSAL as common representatives of the obligors, pursuant to the designation made by the Board of Directors in each of the different issuances made, pursuant to the approval stated under the preceding point. In the same manner, it was approved to delegate in the Board of Directors of the company to fix the terms and conditions for such

arrangement, as well as the monthly remuneration to be received by the common representatives of the obligors.

SEVENTH: It was approved to empower the Board of Directors to be sufficiently authorized to acquire shares of the company up to an amount equivalent of FIFTEEN PERCNET (15%) as set forth in articles 55 and 56 of the Capitals Market Law.

Yours truly, (Sgd. Illegibly) Juan Andres Wallis, Legal Counsel.

FONDO VALORES INMOBILIARIOS S.A.C.A.

2005 DEC -7 PM 1:15

Caracas, 07 de Diciembre de 2005

ARCHIVO
RECIBIDO

Señores:
Presidente y demás miembros del Directorio de la Comisión Nacional de Valores
Ciudad.-

Atn: Dra. Lucia Savatiere

Estimada Lucia:

Tengo el agrado de dirigirme a ustedes en la oportunidad de solicitarles, que en virtud, de que en fecha once (11) de noviembre de 2005, fue celebrada la Asamblea General Extraordinaria de Accionistas de mi representada, la cual fue debidamente remitida a ese organismo, y en la que se aprobó en el punto **TERCERO** la reducción del capital hasta por la cantidad de **CINCUENTA Y TRES MILLONES OCHENTA MIL QUINIENTOS SESENTA Y NUEVE (53.080.569)** acciones clase "B", es por lo que expresamente solicitamos nos sea autorizado por la *COMISION NACIONAL DE VALORES* la referida reducción de capital.

Sin más a que hacer referencia, queda de ustedes.

Muy cordialmente.

JUAN ANDRÉS WALLIS
Consultor Jurídico

Avenida Venezuela, Edificio el Samán, Piso 10, El Rosal, Caracas, Venezuela
Teléfono: 905.9011

FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

Caracas, December 07 2005

Messrs
President and other Members of the
Board of Directors of the
Securities national Commission
Caracas

I hereby request that since on November 11, 2005, the Shareholders' General Extraordinary Meeting of my principal was held, which was duly sent to you, and at which the THIRD point of the capital reduction was approved up to the amount of FIFTY THREE MILLION EIGHTY THOUSNAD FIVE HUNDRED SIXTY NINE (53,080,569) class B shares, we expressly request to be authorized by the SECURITIES NATIONAL COMMISION such capital reduction.

Yours truly, (Sgd. Illegibly) JUAN ANDRES WALLIS, Legal Counsel.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

2005 DEC 21
Caracas, 16 de Diciembre ~~de 2005~~

RECIBIDO

Señores:
Presidente y demás miembros del Directorio
de la Comisión Nacional de Valores
Ciudad.-

Atn: Dra. Lucia Savatiere

Estimada Lucia:

Tengo el agrado de dirigirme a ustedes en la oportunidad de informarle lo siguiente:

1.- Que en fecha doce (12) de noviembre de 2004 se aprobó un Plan de Recompra de Acciones clase "B" de la compañía o de ADR´s representativos de las mismas, dentro de un plazo de seis (6) meses siguientes a la publicación de la referida Asamblea.

2.- Que la empresa ejecutó el referido plan de recompra de acciones, adquiriendo la cantidad de **CINCUENTA Y TRES MILLONES OCHENTA MIL QUINIENTAS SESENTA Y NUEVE (53.080.569)** acciones Clase B, las cuales, equivalen al **Uno Punto Trescientos Treinta y Seis Por Ciento (1,336%)** del capital social de la empresa.

3.- Que la ejecución de dicho Plan de Recompra se realizó con el objeto de destinarlas a una reducción de Capital.

4.- Reducido el capital, quedó en la cantidad de **TREINTA Y NUEVE MIL CIENTO OCHENTA Y NUEVE MILLONES DOSCIENTOS NOVENTA Y OCHO MIL SETECIENTOS BOLÍVARES SIN CÉNTIMOS (Bs. 39.189.298.700,00)**, dividido en un total de **TRES MIL NOVECIENTAS DIECIOCHO MILLONES NOVECIENTAS VEINTINUEVE MIL OCHOCIENTAS SETENTA (3.918.929.870)** acciones.

A tales efecto y en virtud de lo antes expuesto, solicitamos formalmente que nos sea autorizado por la *COMISION NACIONAL DE VALORES* la referida reducción de capital.

Sin más a que hacer referencia, queda de ustedes.

Muy cordialmente.

JUAN ANDRÉS WALLIS
Consultor Jurídico

Avenida Venezuela, Edificio el Samán, Piso 10, El Rosal, Caracas, Venezuela
Teléfono: 905.9011

FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

Caracas, December 16, 2005

Messrs
President and other Members of the
Board of Directors of the
Securities national Commission
Caracas

Attention: Dr. Lucia Savatiere

Dear Lucia:

I am please to inform you the following:

1. That on November 12, 2004, it was approved the Class B Shares Repurchase Plan or the ADRs representing them, within a term of six (6) months following the publication of such Meeting.

2. That the company performed such shares repurchase plan by acquiring the amount of FIFTY THREE MILLION EIGHT HUNDRED THOUSAND FIVE HUNDRES SIXTY NINE (53,080569) Class B shares which equal to One Point Three Hundred Thirty six Percent (1,335%) of the company's capital.

3. That the performance of such Repurchase Plan was made for the purpose of using them to a capital reduction.

4. On reducing the capital, it is now the amount of THIRTY NINE THOUSAND ONE HUNDRED EIGHTY NINE MILLION TWO HUNDRED NINETY EIGHT THOUSAND SEVEN HUNDRED BOLIVARS (Bs.39,189,298,700.00) divided in a total of THREE THOUSAND NINE HUNDRED EIGHTEEN MILLION NINE HUNDRED TWENTY NINE EIGHT HUNDRED SEVENTY (3,918,929,870) shares.

To such effect and due to the foregoing, we formally request that such capital reduction be authorized by the SECURITIES NATIOANL COMMISSION.

Yours truly, (Sgd. Illegibly), JUAN ANDRES WALLIS, Legal Counsel.

FONDO VALORES INMOBILIARIOS S.A.C.A.

2006 JAN 25 PM 4:00

ARCHIVO

RECIBIDO

Señores,
COMISIÓN NACIONAL DE VALORES
Presente.-

Yo, **JUAN ANDRÉS WALLIS**, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° **V-6.815.777**, actuando en mi carácter de Vicepresidente Legal de la sociedad mercantil **F.V.I. FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, debidamente inscrita por ante el Registro Mercantil Segundo de la Circunscripción Judicial del Distrito Capital y Estado Miranda, en fecha 12 de marzo de 1992, bajo el N° 77, Tomo 102-Sgdo, ante usted, respetuosamente ocurro y expongo:

A tenor de lo previsto en el **Artículo Tercero (3°)** del Reglamento Especial de la Bolsa de Valores de Caracas, C.A., para la Inscripción, Cotización y Negociación de Títulos Valores denominados "Depósitos Globales de Acciones" (GDS) y "Depósitos Americanos de Acciones" (ADS), aprobado por la Comisión Nacional de Valores, en Resolución de fecha 12 de febrero de 1992 publicada en la Gaceta Oficial de la República de Venezuela N° 39.946 de fecha 20 de abril de 1992; el cual expresamente exige la autorización previa de la Comisión Nacional de Valores para proceder a la debida inscripción de los Títulos en la Bolsa de Valores, ***formalmente solicito se autorice la inscripción en el Registro Nacional de Valores y en la Bolsa de Valores de Caracas de los Recibos de Depósitos Americanos (American Depositary Receipts) contentivas de 150 acciones Clase "B" por cada ADR del F.V.I. Fondo de Valores Inmobiliarios S.A.C.A.***

FONDO VALORES
INMOBILIARIOS S.A.C.A.

En tal sentido con el objeto cumplir con las formalidades exigidas por el Reglamento Interno de la Bolsa de Valores de Caracas en su Artículo 31, anexamos copia de los recaudos necesarios que fundamentan nuestra solicitud, los cuales consisten en:

a) Copia de Documento Constitutivo y Estatutos Vigentes,
b) Copia de los Estados Financieros debidamente auditados, con el respectivo informe de los Comisarios,
c) Certificación del Acta de Junta Directiva en la cual se aprobó la inscripción de dichos títulos,
d) Copia de la última relación de acciones presentada por el Agente de Traspaso (Banco Venezolano de Crédito), en la cual se desprende que las acciones que comprenden los ADR´S están representadas en el Bank of New York.

Finalmente, pido que la presente solicitud sea tramitada conforme a la urgencia del caso y una vez que la Comisión Nacional de Valores proceda a autorizar y aprobar la inscripción de los ADR´S, realice la debida notificación a la Bolsa de Valores de Caracas.

En Caracas a los 17 días del mes de Enero de 2006.

Juan Andrés Wallis
Vicepresidente Legal

FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

Messrs.

SECURITIES NATIONAL COMISIÓN

Caracas

I, JUAN ANDRES WALLIS, Venezuelan citizen, of age, of this domicile, holder of Identity Card No. V-6.815,777, acting in my capacity of Legal Vice President of F.V.I., FONDO DE VALORES INMOBILIARIOS, S.A.C.A., duly registered in the Second Mercantile Registry of the Judicial Circuit of the Capital District and the State of Miranda on March 12, 1992, under No. 77, Book 102-Sgdo., before you respectfully appear and declare:

As provided in Article Three (3) of the Special Regulation of the Caracas Stock Exchange (Bolsa de Valores de Caracas, C. A.) for the inscription, quoting, negotiation of securities called Shares Global Deposits (GDS) and American Deposits of Shares(ADS) approved by the Securities National Commission in Resolution dated February 12, 1992, published in Official Gazette of the Republic of Venezuela No. 39,946 of April 20, 1992, which expressly requires the prior authorization of the Securities National Commission to proceed to the inscription of the titles in the Stock Exchange, formally request the authorization for the inscription in the Securities National Registry and in the Caracas Stock Exchange of the American Depositary Receipts containing 150 Class B shares for each ADR of F.V.I. FONDO DE VALORES INMOBILIARIOS S.A.C.A.

For the purpose of complying with the formalities required in Article 31 of the Internal Regulation of the Caracas Stock Exchange, we attach copy of the necessary documents that are requested by us which consist of:

a) Copy of the Articles of Incorporation and By-Laws in force.
b) Copy of the audited financial statements with the corresponding Statutory Auditor report.
c) Certification of the Minutes of the Board of Directors at which the registration of such titles was approved.
d) Copy of the last list of shares furnished by the Transfer Agent (Banco Venezolano de Crédito) from which it appears that the shares that comprise the ADRs are represented in Bank of New York.

Finally I ask to proceed with this request due to the urgency of the case and once the Securities National Commission proceeds to authorize and approve the inscription of the ADRs, to make the due notice to the Caracas Stock Exchange.

Caracas, January 17 2006. (Sgd.) Juan Andres Wallis. Legal Vice President

COMISION NACIONAL DE VALORES
JAN 31 AM 9:49
RECIBIDO

FONDO VALORES
INMOBILIARIOS S.A.C.A.

Caracas, 27 de Enero de 2006

Ciudadana
PRESIDENTE Y DEMÁS MIEMBROS DEL DIRECTORIO
DE LA COMISIÓN NACIONAL DE VALORES
Su Despacho.-

Atención: Dra. Lucía Savatiere

Yo, **JUAN ANDRÉS WALLIS**, venezolano, mayor de edad, de este domicilio, identificado con la Cedula de Identidad N° 6.815.777, procediendo en mi carácter de Vicepresidente Legal de **FVI FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, sociedad mercantil, de este domicilio, inscrita ante el Registro Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 12 de marzo de 1992, bajo el N° 77, Tomo 107-A-Sgdo, ocurro ante su competente autoridad a efectos de consignar ante el expediente administrativo que cursa en el Despacho a su cargo, copia del Acta de Asamblea de Obligacionistas del **FVI FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**, cuyo original acompaño a *efectos videndi*, para su cotejo y conformación, correspondiente a la Emisión de Obligaciones Parcialmente Garantizadas al Portador, emisión 2005-I, la cual fue llevada a cabo en la sede social de mi representada en fecha 30 de enero de 2006, a las 11:00 am.

Sobre el particular informo:

1. En la Asamblea de Obligacionistas de la Serie 2005-I, luego de verificado el quórum exigido por el Artículo 15 de las "Normas sobre la Organización y Protección de los Obligacionistas" se aprobó designar a **BANESCO BANCO UNIVERSAL, C.A,** como representante definitivo de los obligacionistas.

Asimismo acompaño los siguientes documentos:

1. Copia de la Convocatoria publicada en el diario El Nacional del 20 de enero de 2006.

COMISION NACIONAL DE VALORES

2005 JAN 31 AM 9:49

RECIBIDO

2. Carta Poder otorgada por el obligacionista por **Bs. 30.000.000.000,00** de la emisión 2005-I, **BANCORO, C.A.,** a favor de **RODOLFO REYES**, venezolano, mayor de edad, de este domicilio y titular de la Cédula de Identidad N° **V-6.171.173**, a efectos de que le represente en la Asamblea de Obligacionistas de **FVI FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**

3. Carta Poder otorgada por el obligacionista por **Bs. 30.000.000.000,00** de la emisión 2005-I, **BANCO MERCANTIL, C.A. (BANCO UNIVERSAL)**, a favor de **MARÍA CLAUDIA ARANGO OTALVO**, venezolana, mayor de edad, de este domicilio y titular de la Cédula de Identidad N° **V-10.804.815**, a efectos de que le represente en la Asamblea de Obligacionistas de **FVI FONDO DE VALORES INMOBILIARIOS, S.A.C.A.**

Sin otro particular al cual hacer referencia, se suscribe de ustedes.

Atentamente,

Juan Andrés Wallis
Vicepresidente Legal

FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

Caracas, ~~February 8,~~ 2006
JAN 27, 2006

Messrs
President and other Members of the
Board of Directors of the
Securities national Commission
Caracas

Attention: Dr. Lucia Savatiere

I, JUAN ANDRES WALLIS, Venezuelan citizen, of age, of this domicile, identified with Identity Card No. 6.815,777, acting in my capacity of Legal Vice President of FVI FONDO DE VALORES INMOBILIARIOS, S.A.C.A., a corporation of this domicile, registered in the Mercantile Registry of the Judicial Circuit of the Federal District and the State of Miranda on March 12, 1992, under No. 77, Book 107-A-Sgdo., before you appear to consign to the administrative file kept in your Office, a copy of the Minutes of the Obligors Meeting of FVI FONDO DE VALORES INMOBILIARIOS, S.A.C.A., the original of which I attach at efectus videndi, to be compared, corresponding to the Issuance of Partially Secured Obligations to the Bearer, issuance 2005-I, which was held in the offices of my principal on January 30, 2006, at 11:00 a.m.

On this matter please be informed:

1. At the Obligor Meeting of Series 2005-I, after the quorum was verified, required by Article 15 of the Rules On Obligors' Organization and Protection", it was approved to appoint BANESCO BANCO UNIVERSAL, C. A. as the final representative of the obligors.

I also attach the following documents:

1. Copy of the notice published in El Nacional Newspaper of January 20, 2006.
2. Power of Attorney granted by the obligor in the amount of Bs. 30,000,000,000.00 of the 2005-I

issuance, BANCORO, C. A., in favor of RODOLFO REYES, Venezuelan citizen, of age, of this domicile and holder of Identity Card NO. V-6.171.173, to be represented at the Obligors Meeting of FVI FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

3. Power of Attorney granted by the obligor in the amount of Bs. 30,000,000,000.00 of the 2005-I issuance, BANCORO, C. A., in favor of MARIA CLAUDIA ARANGO OTALVO, Venezuelan citizen, of age, of this domicile and holder of Identity Card NO. V-10,804,515, to be represented at the Obligors Meeting of FVI FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

Yours truly, (Sgd.) Juan Andres Wallis, Legal Vice President.

FONDO VALORES
INMOBILIARIOS S.A.C.A.

COMISION NACIONAL DE VALORES
2006 FEB -8 PM 3:08
RECIBIDO

Ciudadana
PRESIDENTE Y DEMÁS MIEMBROS DEL DIRECTORIO DE LA COMISIÓN NACIONAL DE VALORES
Su Despacho.-

Atención: Dra. Lucía Savatiere

Yo, **JUAN ANDRÉS WALLIS**, venezolano, mayor de edad, de este domicilio, identificado con la Cédula de Identidad Nº 6.815.777, procediendo en mi carácter de Vicepresidente Legal de **FVI FONDO DE VALORES INMOBILIARIOS, S.A.C.A.,** sociedad mercantil de este domicilio, inscrita ante el Registro Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 12 de marzo de 1992, bajo el Nº 77, Tomo 107-A-Sgdo, ocurro ante su competente autoridad a efectos de exponerle lo siguiente:

1. Que en fecha 20 de Enero de 2006. Banesco Banco Universal. C.A. en su carácter de Representante Común Provisional de los Obligacionistas, de las Obligaciones Parcialmente Garantizadas al Portador Emitidas por FVI., convocó mediante anuncio de prensa publicado en el Nacional a una Asamblea, con el objeto de designar al Representante Común Definitivo de los Obligacionistas.

2. Que dicha Asamblea, fue convocada para el día 25 de Enero de 2006.

3. Que el día 25 de Enero, no se efectuó la Asamblea por no estar presente el número de Obligacionistas necesarios para su realización, por configurarse el presupuesto establecido en el Artículo 11 de las Normas sobre la Organización y Protección de los Obligacionistas, el cual expresa:

   "Las asambleas no pueden considerarse validamente constituidas sino se encuentra presente en ellas un número de obligacionistas que represente más de la mitad del monto de las obligaciones colocadas. Las decisiones se tomarán con el voto favorable de los obligacionistas que representen la mayoria de las obligaciones

4. Que la Asamblea quedó diferida para el día 30 de Enero de 2006, conforme a lo previsto en el Artículo 15 de las "Normas sobre la Organización y Protección de los Obligacionistas", el cual reza:

   "Si en la oportunidad en que deba reunirse la asamblea no se encontrare presente el número de obligacionistas exigido en el artículo 11 de las presentes Normas, ésta se reunirá tres (3) días después a la misma hora, sin necesidad de nueva convocatoria. (Subrayado Nuestro)

Avenida Venezuela, Edificio El Samán, piso 10, Urbanización El Rosal, Caracas
Teléfonos: (master). 905.90.11

FONDO VALORES
INMOBILIARIOS S.A.C.A.

COMISION NACIONAL DE VALORES

2006 FEB -8 PM 3: 08

ARCHIVO
RECIBIDO

5. Que el día 30 de Enero de 2006, acudieron a nuestra sede la totalidad de los obligacionistas convocados a la Asamblea, quedando la misma validamente constituida sin necesidad de nueva convocatoria conforme a lo señalado ut-supra en el Artículo 15; procediendo los obligacionistas a designar a Banesco Banco Universal C.A., como Representante Común Definitivo de los Obligacionistas.

En virtud de lo antes expuesto solicitamos formalmente a su digna autoridad, que de acuerdo a lo estipulado en el Artículo 8 de las citadas "Normas Sobre la Organización y Protección de los Obligacionistas" se pruebe la designación como Representante Común Definitivo de los Obligacionistas a Banesco Banco Universal, C.A.

Sin otro particular al cual hacer referencia, se suscribe de ustedes.

Atentamente,

Juan Andrés Wallis.
Vice Presidencia Jurídica.
F.V.I FONDO DE VALORES INMOBILIARIOS, S.A.CA,
C.A DE INMUEBLES Y VALORES CARACAS

FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

Caracas February 14, 2006

Messrs.

PRESIDENT AND OTHER MEMBERS OF THE

BOARD OF DIRECTORS OF THE

SECURITIES NATIONAL COMMISSION

Caracas. Attention: Dr. Lucia Savatiere

I, JUAN ANDRES WALLIS, Venezuelan, of age, of this domicile, identified with Identity Card No. 6.815.777, acting in my capacity of Legal Vice President of FVI FONDO DE VALORES INMOBILIARIOS, S.A.C.A., a corporation of this domicile, recorded in the Mercantile Registry of the Judicial Circuit of the Federal District and the State of Miranda on March 12, 1992, under No. 77, Book 107-A.Sgdo., before you appear in order to declare the following:

1. That on January 20, 2006, Banesco Banco Universal C. A., in its condition of Provisional Common Representative of the Obligors of the Partially Secured Obligations to the Bearer Issued by FVI called a meeting published in El Nacional newspaper for the purpose of designating the Final Common Representative of the Obligors.

2. That such Meeting was convened for January 25, 2006.

3. That on January 25, the meeting was not held for not been present the number of Obligors necessary to hold the meeting, according to Article 11 of the Rules on the Obligors Organization and Protection which provides:

"The meetings may not be considered validly constituted if the number of obligors representing more than half of the amount of the obligations placed, is not present thereat. The decisions shall be taken with the favorable vote of the obligors representing the majority of the obligations.

4. That the meeting was adjourned for January 30, 2006, as provided in Article 15 of the Rules on the Obligors Organization and Protection which reads:

"If at the time when the meeting is to be held the number of obligors required in article 11 of these Rules is not present, it shall meet after three (3) days at the same time, without the need of a new notice. (Underline is ours).

4. That on January 3o, 2006 all the obligors called for the meeting attended at our office, being the same legally constituted without the need of a new call as indicated ut supra in Article 15; the obligors proceeded to designate Banesco Banco Universal C. A. as Final Common Representative of the Obligors.

By reason of the foregoing, we formally request to approve the designation of Banesco Banco Universal C. A. as Final Common Representative of the Obligors as provided in article 8 of such Rules on the Obligors Organization and Protection.

Yours truly. (Sgd.) Juan Andres Wallis, Legal Vice President
F.V.I. FONDO DE VALORES INMOBILIARIOS S.A.C.A.
C. A. DE INMUEBLES Y VALORES CARACAS

FONDO VALORES INMOBILIARIOS S.A.C.A.

COMISIÓN NACIONAL DE VALORES
2006 FEB 14 PM 2:55
RECIBIDO

Caracas, 14 Febrero de 2006

Señores,
COMISIÓN NACIONAL DE VALORES
Presente.-

Atn: Nelson Velazco

Tengo el agrado de dirigirme a usted, en la oportunidad de ampliar la solicitud formulada ante la Comisión Nacional de Valores, en fecha 25 de enero del corriente año, mediante la cual pedimos se apruebe y autorice la inscripción de nuestros American Depositary Receips (ADR´S) en la Bolsa de Valores de Caracas, a tales efectos, procedemos a explicar como será el procedimiento de transacción en Venezuela con los American Depositary Receips (ADR´S):

Los American Depositary Receips (ADR´S) son recibos de depósitos emanados por el F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A., y regulados por las normativas de mercado de capitales que rigen en los Estados Unidos de América, cuyo mercado natural para su negociación o transacción es Estados Unidos y especialmente en nuestro caso es el Estado de Nueva York en la Bolsa de Valores de Nueva York, en tal sentido y con el objeto de proceder a regular dichas transacciones debe existir un Agente Custodio, que es el llamado a emitir el recibo de depósito o ADR, que en relación al Fondo de Valores Inmobiliarios es el Banco de Nueva York (Bank of New York).

El proceder a realizar la inscripción de nuestros ADR´S en la Bolsa de Valores de Caracas, permite al mercado venezolano ejecutar transacciones en Venezuela con ADR´S a través de la Bolsa de Caracas, no obstante, en razón de que su mercado natural es el de Estados Unidos y dado que el custodio y emitente de los recibos de depósito mantiene los libros fuera de la República de Venezuela, no existiría un Registro de Custodio en Venezuela para las transacciones y a tal efecto, no podrán estar inscritos en la Caja Venezolana de Valores.

Avenida Venezuela. Edificio El Samán. Piso 10. El Rosal. Caracas.
Teléfono (master): 905.90.11

COMISION NACIONAL
DE VALORES
2006 FEB 14 PM 2:55
RECIBIDO

En virtud de esto, el mecanismo previsto para las transacciones de los ADR´S en Venezuela y de hecho el procedimiento utilizado para transar los ADR´S de CANTV (único recibo de depósito inscrito hasta ahora en la Bolsa de Valores de Caracas), es que las Casas de Bolsas fungen como entes compensadoras en la transacción de dichos ADR´S, es decir las Casas de Bolsas deben constatar previa a cualquier negociación la real existencia de los ADR´S a transar por sus clientes directamente con el Banco de Nueva York (Bank of New York), es decir, el Banco de Nueva York ejerce claramente la labor de Agente de Traspaso.

Asimismo, recordamos que el Banco de Nueva York tiene en Venezuela como custodio al Venezolano de Crédito, S.A. Banco Universal que en esta relación bursátil funciona como custodio de las acciones del F.V.I. equivalentes a la cantidad de ADR´S emitidos por The Bank Of New York.

En síntesis este es el procedimiento a llevar a cabo para transar los ADR´S inscritos en la Bolsa de Valores de Caracas.

Igualmente, anexamos otros recaudos que fundamentan nuestra solicitud, los cuales consisten en:

a) Copia del American Depositary Receips (ADR´S).
b) Copia del Prospecto utilizado por el F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A., cuando se realizó la emisión de los ADR´S en la Bolsa de Nueva York.

Finalmente, pido que la presente solicitud sea tramitada conforme a la urgencia del caso y una vez que la Comisión Nacional de Valores proceda a autorizar y aprobar la inscripción de los ADR´S, realice la debida notificación a la Bolsa de Valores de Caracas.

Iraida Gabriela Alvarez L
Abogado Corporativo

FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

Caracas February 14, 2006

Messrs.

SECURITIES NATIONAL COMMISSION

Caracas

This will serve to extent the request made before the Securities National Comisión on January 25, of the current year, by which we asked you to approve and authorize the inscription of our American Depositary Receipts (ADRs) in the Caracas Stock Exchange and to such effect we proceed to explain how the procedure of the transaction in Venezuela with the American Depositary Receipts (ADRs) will be made:

The American Depositary Receipts (ADRs) are receipts of deposits issued by the F.V.I. Fondo de Valores Inmobiliarios S.A.C.A. and ruled by the regulations of the capitals market that rule in the United States of America, the customary market of which for their negotiation or transaction is the United States and specially in our case is the State of New York in the New York Stock Exchange,.

In this sense and for the purpose of proceeding to regulate such transactions there must be a Custodian Agent whose duty is to issue the deposit receipt or ADR, that in connection with the Fondo de Valores Inmobiliarios is the Bank of New York.

To proceed to make the inscription of our ADRs in the Caracas Stock Exchange allows the Venezuelan market to make transaction in Venezuela with ADRs through the Caracas Stock Exchange, however, because your customary market is the United States and given that the custodian and issuer of the receipts of deposits maintains the books outside of the Republic of Venezuela, there would not be a Custodian Registry in Venezuela for the transactions and therefore they may not be registered in the Venezuelan Securities Cashier.

By reason thereof, the mechanism provided for the ADRs transactions in Venezuela and in fact, the procedure used to transact the CANTV ADRs (the only deposit receipt until now registered in the Caracas Stock Exchange) is that the Securities Houses operate as compensating entities in the transaction of such ADRs, that is the Securities Houses must verify before any negotiation, the actual existence of the ADRs to be transacted by their clients directly with the Bank of New York, that is, the Bank of New York clearly works as the Transfer Agent.

In the same manner, we remind you that the Bank of New York has in Venezuela as a custodian the Venezolano de Credito, S. A. Universal Bank that in functions as custodian of the shares of F.V.I. equivalent to the amount of ADRs issued by the Bank of New York.

In summary, this is the procedure to carry on to transact ADRS registered in the Caracas Stock Exchange.

Also, we attach other documents that support our request which consist of the following:

a) Copy of the American Depositary Receipts (ADRs)
b) Copy of the Bulletin used by the F.V.I. Fondo de Valores Inmobiliarios, S.A.C.A. when the issuance of ADRs was made in the New York Stock Exchange.

Finally I request that this request be transacted according to the urgency of the case and once the Securities National Commission authorizes and approves the inscription of the ADRs, notify the Caracas Stock Exchange.

Yours truly, (Sgd.) Iraida Gabriela Alvarez, Corporate Lawyer.

COMISION NACIONAL DE VALORES

2006 FEB 22 PM 3:25

RECIBIDO

FONDO VALORES
INMOBILIARIOS S.A.C.A.

Caracas, 22 Febrero de 2006

Señores,
COMISIÓN NACIONAL DE VALORES
Presente.-

Atn: Nelson Velazco

Tengo el agrado de dirigirme a usted, en la oportunidad de ampliar la solicitud formulada ante la Comisión Nacional de Valores, en fecha 25 de enero del corriente año, mediante la cual pedimos se apruebe y autorice la inscripción de nuestros American Depositary Receips (ADR´S) en la Bolsa de Valores de Caracas, a tales efectos, procedemos a remitirle Carta emanada del Banco Venezolano de Crédito, de fecha 16 de Febrero de 2006, en la cual explican como sería su intervención en el procedimiento de transacción en Venezuela con los American Depositary Receips (ADR´S).

A tales efectos, pido que la presente información sea tramitada conforme a la urgencia del caso y una vez que la Comisión Nacional de Valores proceda a autorizar y aprobar la inscripción de los ADR´S, realice la debida notificación a la Bolsa de Valores de Caracas.

Iraida Gabriela Alvarez L.
Abogado Corporativo

VENEZOLANO DE CREDITO

COMISION NACIONAL DE VALORES

2006 FEB 22 PM 3:25

RECIBIDO

Caracas, 16 de febrero de 2006

Señores;
Fondo de Valores Inmobiliarios
Presente.-

Atn.: Dra. Iraida G. Alvarez

Estimados Señores:

En referencia a la inscripción de los ADR´s del Fondo de Valores Inmobiliarios en la Bolsa de Valores de Caracas, les informamos que la negociación y transacción en el mercado Venezolano de los ADR's son realizadas directamente por las Casas y Corredores de Bolsa, constatando con el Depositario de los ADR´s el saldo y disponibilidad de los mismos.

Expuesto la anterior cumplimos con informarles que el Venezolano de Crédito, S.A. Banco Universal en su condición de Agente de Traspaso solo inscribe en el Libro de Accionistas Acciones y no ADR´s, motivo por el cual no manejamos ningún tipo de información en referencia a la negociación transacción y/o asientos de cambios de titularidad de ARD´s.

Sin más por los momentos se suscribe, de ustedes,

Atentamente,

Por Venezolano de Crédito, S.A. Banco Universal

Angel Godón
Gerente Agente de Traspaso

Venezolano de Crédito, S.A. Banco Universal.
Telefax: (58212) 541.27.57 Telex: 24742 BVCVC. Swift: VZCRVE CAA XXX. Apartado Postal 1929, Caracas 1010-A, Venezuela.
www.venezolano.com

FONDO DE VALORES INMOBILIARIOS, S.A.C.A.

Caracas February 22, 2006

Messrs.

SECURITIES NATIONAL COMMISISON

Caracas Attention: Nelson Velazco

I am pleased to extend the request made to the Securities National Commission on January of the current year, by which we requested the approval and authorization of the inscription of our American Depositary Receipts (ADRs)in the Caracas Stock Exchange and to such effect we enclose herewith letter from Banco Venezolano de Crédito dated February 16, 2006, explaining how its intervention in the procedure of transaction in Venezuela as the American Depositary Receipts (ADRS) would be.

To such effect, I request that this information be treated with the urgency of the case and once the Securities National Commission proceeds to authorize the inscription of the ADRs notify the Caracas Stock Exchange.

(Sgd.) Iraida Gabriela Alvarez, Corporate Lawyer.

VENEZOLANO DE CREDITO Caracas, February 15, 2006

Messrs

Fondo De Valores Inmobiliarios

Caracas

Attention: Dr. Iraida G. Alvarez

Dear Sirs:

In connection with the inscription of the ADRs of the Fondo de Valores Inmobiliarios in the Caracas Stock Exchange, please be informed that the negotiation and transaction in the Venezuelan market of the ADRs are made directly by the Brokers verifying with the Depositary of the Adrs the balance and availability thereof.

Due to the foregoing, we are pleased to inform you that Venezolano de Credito S. A. Universal Bank in its capacity as Transfer Agent only registered in the Shareholders' Books the Shares and not ADRs the reason why we do not handle any type of information in connection with the negotiation or transaction and/or entries of changes of the ADRs ownership.

Yours truly. By Banco Venezolano de Credito S. A. Banco Universal (Sgd.) Angel Godón Transfer Agent Manager.

END